UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

Proxy Statement Pursuant to Section 14(a) of

The Securities Exchange Act of 1934

(Amendment No.)

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REGIONS FINANCIAL CORPORATION

(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Customers
Shareholders
Associates
Communities

REGIONS FINANCIAL CORPORATION

2025 Proxy Statement and Notice of Annual Meeting of Shareholders


Regions



Our Mission

Achieve superior economic value for our shareholders over time by making life better for our customers, associates, and communities and creating shared value as we help them meet their financial goals and aspirations



Our Vision

To be the premier regional financial institution in America



Our Values

Our values reflect how we will reach our vision, deliver our mission, and execute our purpose every day we come to work. These values also serve as the measuring stick by which to judge our behavior and results:

- Put people first
- Focus on the customer
- Enjoy life
- Do what is right
- Reach higher


REGIONS





John M. Turner, Jr.



Ruth Ann Marshall

Despite a dynamic governance environment and continued regulatory, economic, and geopolitical pressures, the Board is well positioned to support and oversee the transformational initiatives that prepare Regions for the future, while also continuously improving today.

Dear Fellow Shareholders:

We are pleased to invite you to participate in the 2025 Annual Meeting of Shareholders of Regions Financial Corporation, to be held virtually on April 16, 2025, at 9:00 A.M. Central Time.

Every year presents its own set of challenges, and 2024 was characterized by continued regulatory, economic, and geopolitical pressures. Despite these challenges, and the dynamic environment in which Regions operates, the Regions team did an outstanding job executing our strategic plan, as well as our mission to make life better and create shared value for our shareholders, customers, associates, and communities. On behalf of the Board of Directors, we are extremely proud of the commitment and excellence shown by Regions' associates, and we value the opportunity to report to you, our shareholders, on the governance practices and prudent oversight that supported this success.

We are writing to you for the first time together as Chair of the Board and Lead Independent Director. In anticipation of the retirement of our Chair of the Board in 2024, the Board performed a detailed analysis of its leadership structure, considering Regions' present needs, and determined to combine the roles of Chair of the Board and CEO, paired with the oversight of a strong Lead Independent Director. After almost a year under this leadership structure, we believe the Board is operating extraordinarily well, benefiting from deep knowledge of the Company and connectivity to its operations, as well as capable and committed independent leadership.

To support the Board's independent oversight responsibilities, the Board has focused over the last several years on intentional, long-term Board refreshment to ensure our Board comprises a wide variety of skills and perspectives to enable a well-balanced and effective Board. To that end, we welcomed Roger Jenkins to the Board in January 2025. We believe that Roger's many years of experience as the chief executive of a large, successful public company in one of Regions' priority growth markets meaningfully contributes to the Board and aligns with Regions' strategy.

We are proud to have assembled an impressive Board that supports the Company's current needs and enables soundness and stability through economic challenges, and the Board's strategic refreshment efforts have also positioned itself to support Regions' future. As the Regions team employs a renewed emphasis on accelerating performance to achieve thoughtful, intentional growth, the Board is prepared to support and oversee the transformational initiatives that prepare Regions for the future, while also continuously improving today.

Despite a dynamic governance environment and numerous risks and opportunities requiring our Directors' attention, the Board remains committed to ongoing engagement with our shareholders, which is vital to ensuring that Regions remains aligned with your interests. Your feedback and perspectives are instrumental to our Board oversight responsibilities and to Regions' commitment to delivering consistent, long-term, sustainable value that protects the investment you have made in our company. On behalf of the entire Board, we would like to thank our shareholders for your ongoing support and confidence. We recognize, and do not take lightly, the trust you have placed in us, and we will work tirelessly to deliver shared value for you and for all of our stakeholders.

On behalf of the Board of Directors,

John M. Turner, Jr.
Chairman, President and
Chief Executive Officer

Ruth Ann Marshall
Lead Independent Director

March 3, 2025



NOTICE OF 2025

Annual Meeting of Shareholders

To the Shareholders of Regions Financial Corporation:

The 2025 Annual Meeting of Shareholders of Regions Financial Corporation ("Regions"), a Delaware corporation, will be held on Wednesday, April 16, 2025, at 9:00 A.M. Central Time via webcast at **www.virtualshareholdermeeting.com/RF2025**. At the meeting, shareholders will vote on the following matters:

1	Election of Directors
2	Ratification of Appointment of Independent Registered Public Accounting Firm
3	Advisory Approval of Executive Compensation
4	Approval of Regions Financial Corporation 2025 Long Term Incentive Plan
5	Shareholder Proposal, if properly presented at the meeting



DATE

Wednesday, April 16, 2025



TIME

9:00 A.M. Central Time



VSM WEBSITE

www.virtualshareholder meeting.com/RF2025



RECORD DATE

February 18, 2025

ATTENDING THE MEETING

Registered and beneficial shareholders as of the Record Date are entitled to attend, vote, and ask questions at this year's virtual annual meeting by logging in using the 16-digit control number appearing on the Notice of Internet Availability of Proxy Materials, email notification, voting instruction form, or paper proxy card. Guests without a control number may also attend the meeting, but they will not be permitted to vote or submit questions. Additional information and rules of conduct will be provided on the Virtual Shareholder Meeting website at the time of the meeting.

It is recommended that attendees log into the meeting beginning fifteen minutes prior to the meeting time to address any technical issues. The Virtual Shareholder Meeting website will provide technical assistance to attendees experiencing issues accessing the meeting. The technical support contact information will appear on the meeting website prior to the start of our meeting. We may adjourn or postpone the meeting, and if we elect to do so, details on how to participate will be made available at **ir.regions.com**.

To vote your shares, please follow the instructions in the Notice of Internet Availability of Proxy Materials or the proxy card you received in the mail. If you vote by telephone or via the Internet, you need not return a proxy card. You may revoke your proxy at any time before the vote is taken by notifying the Corporate Secretary of Regions in writing or by validly submitting another proxy by telephone, Internet, or mail. If you attend the meeting, you may vote your shares at that time, which will supersede your proxy. If you hold shares through a brokerage firm, bank, or similar entity ("Broker"), check the voting instructions provided to you by that Broker. More information on changing your vote can be found on page 138.

Your vote is important!

Whether or not you plan to attend the annual meeting, you are encouraged to promptly submit your proxy with voting instructions.

By order of the Board of Directors,



Tara A. Plimpton
Chief Legal Officer and Corporate Secretary
March 3, 2025



Table of Contents



MARCH 3, 2025

Proxy Statement

The Board of Directors ("Board") of Regions Financial Corporation ("Regions," "Company," "we," "us," or "our") is furnishing you with this proxy statement to solicit proxies on its behalf to be voted at the 2025 Annual Meeting of Shareholders to be held on Wednesday, April 16, 2025, at 9:00 A.M. Central Time, via **Webcast at www.virtualshareholdermeeting.com/RF2025**. The proxies may also be voted at any adjournments or postponements of the annual meeting.

The mailing address of our principal executive offices is 1900 Fifth Avenue North, Birmingham, Alabama 35203. We are furnishing the proxy materials to shareholders beginning on or about March 3, 2025.

All properly executed written proxies and all properly completed proxies submitted by telephone or the Internet that are delivered pursuant to this solicitation will be voted at the 2025 Annual Meeting of Shareholders in accordance with the directions given in the proxy, unless the proxy is revoked prior to completion of voting at the meeting.

RECORD DATE

Only owners of record of shares of Regions common stock as of the close of business on February 18, 2025, the Record Date, are entitled to notice of, and to vote at, the meeting or at any adjournments or postponements of the meeting.

Each owner of record on the Record Date is entitled to one vote for each share of common stock held.

NOTICE AND ACCESS

The proxy materials were first made available to shareholders on or about March 3, 2025. We are continuing to use the Securities and Exchange Commission's ("SEC") Notice and Access rule, allowing us to furnish our proxy materials to shareholders over the Internet. This means most of our shareholders will receive only a notice containing instructions on how to access the proxy materials over the Internet and vote online. This offers a convenient way for shareholders to review the materials. The notice is not a proxy card and cannot be used to vote.

If you received a proxy card, please consider signing up to receive these materials electronically in the future by following the instructions after you vote your shares over the Internet. Enrolling in future electronic delivery of annual meeting materials reduces Regions' printing and mailing expenses.

To enroll in electronic delivery you may also visit http://enroll.icsdelivery.com/rf.

Important Notice Regarding the Availability of Proxy Materials for the 2025 Annual Meeting

The 2025 Proxy Statement and Notice of Annual Meeting of Shareholders; the Annual Report on Form 10-K for the year ended December 31, 2024; and the CEO's Letter are available at ir.regions.com/governance/annual-meeting-of-shareholders *and* proxyvote.com.


REGIONS

About Regions

Overview

Regions is a financial holding company headquartered in Birmingham, Alabama, operating in the South, the Midwest, and Texas. In addition, Regions operates several offices delivering specialty capabilities in New York, Washington D.C., Chicago, Salt Lake City, and other locations nationwide. Regions operates with a well-diversified business model powered by solid liquidity and a prudent approach to risk management. The company provides financial solutions for a wide range of clients, including retail and mortgage banking services, commercial banking services, and wealth management, and investment services. Regions and its subsidiaries also deliver specialty capabilities, including merger and acquisition advisory services, capital markets solutions, home improvement lending, and more.

Regions is a Delaware corporation. Its principal executive offices are at 1900 Fifth Avenue North, Birmingham, Alabama, 35203. Regions is a member of the S&P 500 Index. Regions' common stock, par value $.01 per share, is listed on the New York Stock Exchange ("NYSE") under the symbol RF.

As of December 31, 2024, Regions had total consolidated assets of approximately $157.3 billion, total consolidated deposits of approximately $127.6 billion, and total consolidated shareholders' equity of approximately $17.9 billion.

Regions conducts its banking operations through its wholly owned subsidiary, Regions Bank, an Alabama state-chartered commercial bank that is a member of the Federal Reserve System. As of December 31, 2024, Regions Bank operated 1,253 branch outlets and 2,011 ATMs. For more information about Regions and its business, see our Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC.

OUR FOOTPRINT

Regions Bank is ranked 18th in the U.S. in total deposits.

Regions is one of the top financial institutions in the U.S., providing financial solutions for a wide range of clients including retail and mortgage banking services, commercial banking services, and wealth and investment services through its 15-state retail banking footprint, along with national advisory and specialty lending offerings.


Regions HQ
Retail Branch Footprint
Specialized Lending Nationwide

Branch Locations by State

- *Alabama - 185*
- *Arkansas - 55*
- *Florida - 270*
- *Georgia - 117*
- *Illinois - 40*
- *Indiana - 40*
- *Iowa - 5*
- *Kentucky - 9*
- *Louisiana - 80*
- *Mississippi - 98*
- *Missouri - 48*
- *North Carolina - 6*
- *South Carolina - 18*
- *Tennessee - 195*
- *Texas - 86*

FINANCIAL OVERVIEW

Financial Performance						
		FY 2024			FY 2023	
Total Revenue	$	7.1	billion	$	7.6	billion
Net Interest Income	$	4.8	billion	$	5.3	billion
Non-Interest Expense	$	4.2	billion	$	4.4	billion
Net Income Available to Common Shareholders	$	1.8	billion	$	2.0	billion
Diluted Earnings Per Share	$	1.93		$	2.11	
Efficiency Ratio		59.5	%		57.9	%
Net Charge-Offs		0.47	%		0.40	%

FIVE-YEAR STOCK PERFORMANCE

This graph shows the cumulative total shareholder return for Regions common stock in each of the five years from December 31, 2019, to December 31, 2024. The graph also compares the cumulative total returns for the same five-year period with the S&P 500 Index and the S&P 500 Banks Index. The comparison assumes $100 was invested on December 31, 2019, in Regions common stock, the S&P 500 Index, and the S&P 500 Banks Index, and that all dividends were reinvested.


$250
$200
$150
$100
$50
12/31/2019
12/31/2020
12/31/2021
12/31/2022
12/31/2023
12/31/2024
Regions
S&P 500 Index
S&P 500 Banks Index

Our Strategy

Strong Foundation. Positioned for Growth.

Our vision, mission, and values continue to be the foundational elements of our 2025-2027 Strategic Plan and are integral to our ability to serve and support our stakeholders, including our customers, communities, associates, and shareholders. Our strategic priorities and values, as shown below, balance the needs of all of these stakeholders.


Our Strategic Priorities
Focus on the Customer
Build the Best Team
Strengthen Financial Performance
Enhance Risk Management
Continuously Improve
Our Values
Do What is Right
Put People First
Enjoy Life
Focus on the Customer
Reach Higher

Regions believes that local, relationship banking powered by great technology sets us apart in the markets we serve.

Our strategic plan focuses on three goals—soundness, profitability, and growth. It is how we differentiate ourselves, drive transformative change, and become the undisputed customer experience leader in the industry:

- **Soundness**: Protecting our strong foundation so that we will be in a position to further enhance the customer experience by modernizing operating systems, preventing fraud, managing risk, and strengthening our balance sheet.
- **Profitability**: Delivering value to all stakeholders by making strategic investments, maintaining high credit standards, and continuously improving how we operate and produce results.
- **Growth**: Innovating and transforming every area of the organization to build our future bank by changing how we go to market, providing customers with greater convenience and access, and empowering all associates to work together, smarter and better.

Each of the Company's business groups is responsible for creating its own strategic plan. During the strategic planning process, and throughout the year, our strategy and business decisions are informed by feedback from our stakeholders.


GENERATING
Consistent, Sustainable
Long-Term Performance


John M.
Turner, Jr.

"Our results were strong in 2024 because people remained at the center of everything we do—our associates, customers, and communities were center stage at all times. As we look ahead to 2025 and beyond, our confidence in our business comes from having the right strategy, people, and priorities in place; an operating footprint that is one of the best in our industry; and a winning culture and leadership team that is committed to advancing our position."

John M. Turner, Jr.

Chairman, President and Chief Executive Officer

Regions Financial Corporation

Our Shared-Value Approach

As a financial holding company with subsidiaries and affiliates, Regions must comply with numerous laws, rules, and regulations at both the federal and state level. At the same time, our vision to be the premier regional financial institution in America drives us to cultivate relationships with our stakeholders—including our shareholders, the customers we serve, the associates we employ, and the communities where we live and work—that are built on trust, respect, and fair treatment. We believe that our longstanding corporate mission and values are integral in meeting both of these imperatives.

> ***Our Mission:*** *To achieve superior economic value for our shareholders over time by making life better for our customers, associates, and communities and creating shared value as we help them meet their financial goals and aspirations.*

Our values guide how we will deliver our mission and execute our purpose:

Put people first.	+	Do what is right.	+	Focus on your customer.	+	Reach higher.	+	Enjoy life.
Have respect for every person. Listen. Care. Serve others before yourself. Build the best team. Be inclusive. Work as one team. Balance work in a full life. Lead humanely. Set the good example. And remember to say thank you.		Always. Be honest. Do what you say. Use common sense. Stand for quality and integrity. Take the long view. Earn trust. Be responsible and accountable.		Serving the customer as one team, in an exceptional way, is our business—our only business. Know your customer. Serve your customer. Be committed. Understand needs. Meet needs. Make your customer's life better by what you do. Create shared value.		Grow. Our company must grow, and we must grow prudently. Raise the bar. Be energetic. Be innovative. Achieve excellence. Improve continuously. Inspire and enable others. Succeed the right way. Improve efficiency and effectiveness.		Have fun. We are in the business of banking. But, more importantly, we are in the business of life. Enjoy it. Laugh. Be creative. Celebrate. Recognize success.

We believe that creating shared value must begin with effective governance. Treating our mission and values as foundational considerations in Board-level oversight of Regions' short- and long-term strategic objectives enables us to apply robust governance processes to our mission-driven decision-making on an ongoing basis. As a result, our objectives to make life better and create shared value are seamlessly integrated into our operations and business strategies as business-as-usual concepts.

As the ultimate steward of long-term enterprise value, our Board guides Regions' business and affairs based on what they reasonably believe to be in the best interests of the company. The Board is also responsible for reinforcing, demonstrating, and communicating a "tone at the top" that exemplifies the Company's value and culture. The intersection of these mandates is built into the oversight responsibilities carried out by the Board and its committees as follows:

Board of Directors

- Alignment of sound business strategies and prudent risk management with long-term shared value creation via the strategic planning process



Board-Level Committees

NCG Committee	CHR Committee	Risk Committee	Audit Committee	Tech. Committee
■ Mission-driven policies, practices, and disclosures ■ Related engagement with shareholders and other interested stakeholders	■ Strategies and policies related to human resources management and culture, including associate conduct, talent performance and compensation, and succession planning	■ Mission-driven considerations identified within the enterprise-wide risk management process, including significant environmental and social risks	■ Functioning of the Company's internal controls and disclosures, including those applicable to material issues with mission-related implications	■ Strategy, investments, expenditures, and operations related to technological and digital transformation

Our corporate mission begins with a concept at the heart of our business: achieving long-term financial value creation. We also believe that making life better for our customers, associates, and communities promotes this goal. However, creating value for these and our other stakeholders—including federal and state regulatory authorities, policymakers, and agencies—is an increasingly complex proposition. Various stakeholder groups can express differing priorities and expectations regarding our pursuit of value and the outcome of those efforts. Some expectations are articulated through federal and state laws, regulations, and directives, which magnifies their real or perceived impacts. Ultimately, we address this challenge by returning to our mission—helping our stakeholders meet their financial goals and aspirations via access to preferred financial tools, industry-leading products, and expert advice and guidance. Examples of how we sought to deliver shared value to stakeholders in 2024 include:

Customers

- Investing in personalization and modernization through technology
- Supporting customers impacted by hurricanes Helene and Milton
- Enhancing mobile and digital capabilities
- Aligning talent depth with opportunity in key customer segments



Associates

- Developing and upskilling teams
- Promoting holistic wellbeing
- Cultivating internal talent
- Maximizing engagement, inclusion, and belonging



Communities

- Fostering inclusive prosperity
- Helping communities thrive through community development lending and investments
- Internally promoting teamwork and giving back
- Aligning internal teams with geographical districts

Regions believes that transparency and accountability are critical to implementing robust corporate governance. We issue supplementary disclosures to transparently communicate how our work connects to our mission and values. By providing this insight, these disclosures serve as a tool to foster more meaningful engagement with our stakeholders. Reports covering our mission-related efforts in 2024 are available on our website at **regions.com/about-regions/our-shared-value-approach**.



Proxy Summary

This summary highlights certain information about Regions. It does not contain all of the information provided elsewhere in this proxy statement; therefore, you should read the entire proxy statement carefully before voting.

For more complete information regarding the Company's 2024 performance, review the Company's Annual Report on Form 10-K for the year ended December 31, 2024, available through our website at **ir.regions.com/governance/annual-meeting-of-shareholders**.



Date & Time

Wednesday, April 16, 2025 at 9:00 A.M. CDT



VSM Website

www.virtualshareholdermeeting.com/RF2025



Record Date

February 18, 2025

WAYS TO VOTE



Mobile Device

To vote with your mobile device (tablet or smartphone), scan the **Quick Response Code** that appears on your proxy card or Notice of Internet Availability of Proxy Materials (may require free software download).



Internet

To vote over the Internet, visit **proxyvote.com** and enter your 16-digit control number that appears on your proxy card, email notification, or Notice of Internet Availability of Proxy Materials.



Telephone

To vote by telephone, call **1-800-690-6903** and follow the recorded instructions. If you vote by telephone, you will also need your 16-digit control number.



Mail

If you requested printed copies of the proxy materials to be sent to you by mail, vote by filling out the proxy card and returning it in the envelope provided to: **Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717**.



During the Annual Meeting Webcast

Additionally, you may vote electronically **during the Webcast** of the annual meeting. If you vote during the webcast, you also will need your 16-digit control number.

VOTING RECOMMENDATIONS

Proposals		Board Recommendation	More Information
1	Election of Directors	**FOR** each nominee	Page 15
2	Ratification of Appointment of Independent Registered Public Accounting Firm	**FOR**	Page 67
3	Advisory Vote on Executive Compensation	**FOR**	Page 72
4	Regions Financial Corporation 2025 Long Term Incentive Plan	**FOR**	Page 125
5	Shareholder Proposal, if properly presented at the meeting	**NONE**	Page 133

Governance and Compensation Facts

Board Composition and Operations	
Voting Standard	Majority with plurality carve-out for contested Director elections
Annual Elections	Yes
Mandatory Retirement Age	Yes (72)
Director Term Limits	No
Director Resignation Policy	Yes
Standing Board Committee Membership Independence	100%
Comprehensive Board Self-Evaluation Process	Yes
Commitment to Broad Skills and Perspectives on the Board	Yes
Shareholder Rights	
One Share, One Vote	Yes
Cumulative Voting	No
Vote Standard for Charter/By-Law Amendment	75%
Shareholder Right to Call Special Meeting	No
Shareholder Right to Act by Written Consent	No
Board Authorized to Issue Blank-Check Preferred Stock	Yes; capital plan regularly submitted to the Federal Reserve
Poison Pill	No
Proxy Access By-Law	Yes
Other Governance Practices	
Codes of Conduct for Directors, Executive Officers, and Associates	Yes; posted on website
Year-Round Shareholder Engagement	Yes
Robust Stock Ownership Guidelines	Yes; for Directors and executive officers
Insider Trading Policy	Yes; filed with Annual Report on Form 10-K
Anti-Hedging and Anti-Pledging Policies	Yes; for Directors and executive officers
Board-Level Oversight of Shared Value Mission	Yes
Compensation Practices	
CEO Pay Ratio	130:1
Clawback Policies	Yes; for both time- and performance-based equity and cash incentives
Employment Agreements for Executive Officers	No
Repricing of Underwater Options	No
Excessive Perks	No
Pay-for-Performance	Yes
Frequency of Say-on-Pay Advisory Vote	Annual
Double-Trigger Change-in-Control Provisions	Yes
Independent Compensation Consultant	Frederic W. Cook & Co., Inc.

Proposal 1 — Election of Directors (page 15)

We believe that annual elections keep our Directors accountable to our shareholders. Accordingly, the current term of office of all of our Directors expires at the 2025 Annual Meeting. The Board proposes that the 14 nominees included in this proxy statement be elected as Directors for a term of one year, expiring at the 2026 Annual Meeting, and until their successors are duly elected and qualified, or their earlier retirement, resignation, or removal.

Our Director nominees possess a broad mix of skills, experience, and perspectives. This proxy statement includes important information about the experiences, qualifications, and skills of the Director nominees that led the NCG Committee and our Board to determine that each nominee is qualified to serve as a Director. The below chart sets forth this year's Director nominees along with their age, Board tenure, primary industry expertise, and standing Board committee membership.

Name	Age	Independent	Director Since	Primary Industry Expertise	Regions Board Committee(s)	Other Public Company Boards [1]
Mark A. Crosswhite	62	✓	2022	Energy	Audit NCG	
Noopur Davis	63	✓	2022	Technology	Risk Technology	
Zhanna Golodryga [4]	69	✓	2019	Energy	Risk Technology (Chair)	AGCO Corporation (effective April 1, 2025)
J. Thomas Hill	65	✓	2022	Manufacturing	CHR NCG	Vulcan Materials Company
Roger W. Jenkins	63	✓	2025	Oil and Gas	Risk Technology	
Joia M. Johnson [4]	64	✓	2021	Consumer Products, Manufacturing, and Retail	CHR (Chair) NCG	Global Payments Inc.; Sylvamo Corporation
Ruth Ann Marshall [4]	70	✓	2011	Financial Services	CHR NCG (Chair)	ConAgra Brands, Inc.; Global Payments Inc.
James T. Prokopanko [4]	71	✓	2016	Chemicals, Mining, and Agriculture	NCG Risk (Chair)	Vulcan Materials Company; Xcel Energy Inc.
Alison S. Rand [2]	57	✓	2023	Financial Services	Audit Technology	Reinsurance Group of America
William C. Rhodes, III [2]	59	✓	2024	Retail	Audit CHR	AutoZone
Lee J. Styslinger III	64	✓	2003	Manufacturing and Transportation	Risk Technology	Vulcan Materials Company
José S. Suquet [2][3][4]	68	✓	2017	Insurance	Audit (Chair) Risk	
John M. Turner, Jr. [4]	63	CEO	2018	Financial Services		
Timothy Vines [2]	59	✓	2018	Healthcare and Insurance	Audit CHR	

(1) Corporations subject to the registration or reporting requirements of the Securities Exchange Act of 1934 ("Exchange Act"), or registered under the Investment Company Act of 1940

(2) Audit Committee Financial Expert

(3) Risk Management Expert

(4) Member of Regions' Executive Committee



The Board unanimously recommends you vote "FOR" each Director nominee standing for election.

DIRECTOR SKILLS

Based on information provided in response to our 2024 year-end Director questionnaires, the following graphs highlight the number of Director nominees with considerable or extensive experience in areas critical to Regions' operations. Information pertaining to **each individual Director nominee's experience, along with other Board composition information**, is further detailed in the *Board Skills and Composition* and *Director Nominees* subsections, which both appear in *Proposal 1—Election of Directors*.


Audit/Accounting Finance and Capital Planning
8
Customer Focus and Community Engagement
12
Information/Cyber Security
7
Banking and Financial Services
6
Environmental Sustainability Practices
9
Regulatory Compliance
9
Business Operations and Technology Innovation/AI
11
Executive Compensation and Benefits
11
Risk Management
12
Corporate Governance
14
Human Capital Management
13
Strategic Planning and Strategy Development
14

Corporate Governance (page 34)

Our Board works with executive management to monitor not only compliance with laws and regulations, but whether we are keeping pace with the constantly changing corporate governance landscape.

By aligning our practices with leading corporate governance principles, we believe the Board and the Company are better positioned to deliver long-term value. We must hold ourselves to high standards when it comes to corporate governance, ethics, and risk management.

Disclosures about the Board's oversight of our governance practices and risk management; corporate governance shareholder engagement; Director independence; and transactions with related persons, among other topics, can be found in the *Corporate Governance* section. This section also discusses the documents that, collectively, form the structure of Regions' governance framework, such as our Corporate Governance Principles, By-Laws, and Board committee charters.

CORPORATE GOVERNANCE HIGHLIGHTS

Board Refreshment	Shared-Value Approach	Board Composition	Actionable Evaluations	Director Retirement Age
Added Roger Jenkins to our Board in January 2025; six Directors added in last three years	Oversees alignment of business strategies with shared-value mission, vision, and values	Commitment to wide-ranging skills and perspectives on the Board	Enhanced Board self-evaluation process in 2024 to collect and analyze Director feedback	Mandatory Director retirement age of 72
No Hedging/Pledging	**Year-Round Engagement**	**Overboarding Policy**	**Independent Board Leadership**	**Governance Accolades**
Directors and executive officers are prohibited from entering into hedging agreements or pledging stock	Ongoing dialogue with institutional shareholders, including Director-Shareholder engagement when requested	Overboarding policy consistent with high standards of shareholders; no overboarded Directors under our policy	Strong Lead Independent Director with robust duties; 100% independence in standing committee membership	Received national recognition in 2024 for Governance team and shareholder engagement program

Additional corporate governance highlights can be found in the *Governance and Compensation Facts* table in the *Proxy Summary*.

BOARD REFRESHMENT

Our Board and NCG Committee maintain a comprehensive refreshment and recruitment process in which the members focus on identifying, considering, and evaluating potential Board candidates in connection with an ongoing review of Board needs. Over the last several years, the NCG Committee has spent considerable time focusing on intentional, long-term Board refreshment, which we believe has resulted in a Board that is well-balanced, fully engaged, and prepared to support and oversee Regions' goals for the future. To that end, we added Roger Jenkins to our Board in January 2025. The NCG Committee considered Director Jenkins' experience as a steady, strategic leader of a large public company, as well as his commitment to strong risk management, and believes that his addition brings a desirable range of skills, experience, and perspectives that further contribute to an effective Board.

Additional details regarding the Board's process for appointing new Directors may be found in the *Director Succession Planning* and *Board Refreshment* and *Director Onboarding and Education* subsections of *Corporate Governance*.

BOARD EVALUATIONS

Each year the NCG Committee oversees the self-evaluation process for our Board, its committees, and individual Directors, which ensures the Board is functioning effectively to create shared value for the Company's stakeholders. In an effort toward continuous improvement of our governance practices , we integrated our existing self-evaluation process into a web-based platform in late 2024, utilizing electronic questionnaires and engaging a third-party board advisory service to assist in compiling and analyzing Director feedback. This enhancement provided an opportunity to modernize the evaluation process while creating more constructive and actionable outcomes.

The following chart provides an overview of the process undertaken by the Board in connection with the self-evaluation. Additional details regarding the self- evaluation may be found in the *Board Evaluations* subsection of *Corporate Governance*.

NCG Committee Reviewed the Process



The NCG Committee considered possible enhancements to the process to ensure continued effectiveness, and determined to modernize the evaluation by utilizing electronic questionnaires and third-party board advisory reporting.

Directors Completed Electronic Questionnaires

Directors were asked to assess the Board and its Committees' effectiveness with respect to a number of categories, including Board accountability, composition, culture, administration, independence, oversight, industry knowledge, and Committee responsibilities.

Third-Party Prepared Analysis and Reporting



A third-party board advisory team compiled, assessed, and interpreted confidential Director feedback and provided a comprehensive report containing heat maps, priority graphs, a SWOT analysis, and other graphics to assist in the Directors' assessment of Board effectiveness.

Directors Provided Actionable Feedback



Utilizing the evaluation report to facilitate discussions, each committee and the full Board conducted its own verbal self-evaluation. Directors communicated key takeaways and follow-up items to relevant members of management, as appropriate.

Proposal 2 — Ratification of Appointment of Independent Registered Public Accounting Firm (page 67)

The Board is asking shareholders to ratify the appointment of Ernst & Young LLP ("EY") as our independent registered public accounting firm (that is, the independent auditor) for 2025. The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent auditor retained by Regions to audit the Company's financial statements and internal controls over financial reporting. Although the Audit Committee has the sole authority to appoint the independent auditor, as a matter of good corporate governance, the Board is submitting the Audit Committee's selection of the independent auditor to our shareholders for ratification.

For more information regarding the independent auditor, amounts billed to us for services provided during 2024 and 2023, and the responsibilities of our Audit Committee with respect to the independent auditor, see the discussion beginning on page 67.



The Board unanimously recommends you vote "FOR" the ratification of the appointment of Ernst & Young LLP.

Proposal 3 — Advisory Vote on Executive Compensation (page 72)

The Compensation and Human Resources Committee ("CHR Committee") understands and appreciates the interest our shareholders have in our executive compensation program. In acknowledgment of that interest, and because we believe it is essential to our commitment to sound governance, the CHR Committee seeks shareholder feedback regarding our overall policies and practices relating to the compensation of our Named Executive Officers ("NEOs"). One way the CHR Committee receives shareholder feedback each year is through a non-binding, advisory "Say-on-Pay" vote. The CHR Committee considers the Say-on-Pay voting results and other shareholder feedback when approving compensation plan design changes and pay decisions for future performance periods.

Last year, shareholders approved our executive compensation program with 95.3 percent of the votes cast in favor of the proposal.

The CHR Committee considered the results of this vote, which affirms our shareholders' support for our pay programs and decisions, in making compensation decisions in 2024. In addition, we engaged with our shareholders through our formal shareholder engagement program to answer questions and discuss issues or concerns with our compensation program throughout 2024. See our *Compensation Discussion and Analysis ("CD&A")* for more information regarding shareholder responsiveness, the actions taken, and the decisions made by the CHR Committee during 2024.



The Board unanimously recommends you vote "FOR" the compensation of our NEOs as set forth in this proxy statement.

EXECUTIVE COMPENSATION

When making compensation decisions in 2024 for our NEOs, the CHR Committee considered performance-based criteria, including competitive market information, as well as individual performance, growth in roles, and contribution to the success of the Company.

The charts below show the 2024 compensation mix expressed as a percentage of total direct compensation for Mr. J. Turner, Regions' Chairman, President and Chief Executive Officer ("CEO"), and for the other four NEOs as a group.

CEO 2024 Compensation Mix

62% Long-Term Awards

Base Salary	Annual Cash Incentive	Long-Term Performance Awards	Restricted Stock Units
12%	26%	41%	21%

67% Variable Pay

Other NEO 2024 Compensation Mix

49% Long-Term Awards

Base Salary	Annual Cash Incentive	Long-Term Performance Awards	Restricted Stock Units
21%	30%	32%	16%

62% Variable Pay

2024 Compensation Overview Table

Name	Principal Position	Base Salary ($)	Long-Term Awards ($) Stock Awards ($)	Long-Term Awards ($) Non Equity LTI Granted (Cash)($)	Annual Cash Incentive ($)	Total ($)
John M. Turner, Jr.	Chairman, President and CEO	1,150,000	3,933,333	1,966,666	2,486,230	9,536,229
David J. Turner, Jr.	Chief Financial Officer	705,000	1,066,667	533,334	1,027,538	3,332,539
Russell K. Zusi	Chief Risk Officer	650,000	933,333	466,666	887,814	2,937,813
Ronald G. Smith	Head of Corporate Banking Group	625,000	1,066,667	533,334	869,180	3,094,181
David R. Keenan	Chief Administrative and Human Resources Officer	625,000	866,667	433,334	863,845	2,788,846

The above table illustrates how the CHR Committee viewed NEO compensation for 2024. It differs from the Summary Compensation Table required by the SEC and included in the section *Compensation of Executive Officers* beginning on page 104. The principal differences can be summarized as follows:

- The above table summarizes the entire value of the long-term incentive grants made to NEOs in 2024 for the 2024-2026 performance years in the “Long-Term Awards” columns. The annual grant consisted of three equal parts, RSUs, PSUs, and PCUs, which are all subject to future performance goals and/or vesting. Both the stock and non-equity (i.e., cash) portions of the 2024 grant are reflected in this table and are considered 2024 compensation by the CHR Committee.
- Under rules established by the SEC, the Summary Compensation Table reports only the portion of the long-term incentive grant delivered in the form of stock equivalents in the year granted. Cash awards from the 2024 grant will not be reflected in the Summary Compensation Table until the year they are earned, which, for 2024 grants, is the year ending December 31, 2026, to be paid in 2027. Similarly, the Summary Compensation Table reports the value of the cash performance portion of the 2022 long-term incentive grant in the “Non-Equity Incentive Plan Compensation” column because the performance period for that award ended as of December 31, 2024. As described on page 92, the 2022 performance grant was earned at 143 percent of target. The value of this award is not included in the table above because it was considered by the CHR Committee to be 2022 compensation, although subject to future performance criteria.
- The Summary Compensation Table reports the following items that are not included in the table above: (i) change in pension value, (ii) nonqualified deferred compensation earnings, and (iii) compensation associated with perks, benefits, and other miscellaneous items, which is referred to as All Other Compensation in the Summary Compensation Table.

For more detail, see the *CD&A* beginning on page 74.

Proposal 4 — Regions Financial Corporation 2025 Long Term Incentive Plan (page 125)

We are seeking shareholder approval of the Regions Financial Corporation 2025 Long Term Incentive Plan (the "2025 LTIP"). The 2025 LTIP authorizes the issuance of up to 38 million shares of Regions common stock, subject to certain adjustments, in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance share units, performance units and other stock-based awards. The purpose of the 2025 LTIP is to align Directors' and associates' interests with the long-term interests of shareholders through the use of equity awards as a form of compensation. Adopting the 2025 LTIP will ensure there is a sufficient pool of shares to continue using equity awards in the Company's compensation program.

If the 2025 LTIP is approved, it will replace the Regions Financial Corporation 2015 Long Term Incentive Plan (the "2015 LTIP"), and any authorized shares of stock that are not subject to an outstanding award will be cancelled and no further awards will be made under the 2015 LTIP. However, outstanding awards under the 2015 LTIP will continue to be governed by the terms of the 2015 LTIP. If shareholders do not approve the 2025 LTIP, it will not be implemented. In this case, Regions' ability to grant awards under the 2015 LTIP will be limited and could interfere with the Company's ability to attract, motivate, and retain associates and Directors.

For more detail on the 2025 LTIP, see *Proposal 4—Regions Financial Corporation 2025 Long Term Incentive Plan*, beginning on page 125, and Appendix A.



The Board unanimously recommends you vote "FOR" the Regions Financial Corporation 2025 Long Term Incentive Plan.

Proposal 5 — Shareholder Proposal Relating to Simple Majority Vote (page 133)

We are asking shareholders to vote on a proposal submitted by a shareholder relating to simple majority vote. For more information regarding this proposal, as well as the Board's responsive statement, see the discussion beginning on page 133.



The Board makes no recommendation on the shareholder proposal as disclosed in this proxy statement.



PROPOSAL ONE

Election of Directors

The Board has determined that it is good governance for all Directors to be elected annually, as we believe that annual elections keep the Directors accountable to our shareholders. Accordingly, the current term of office of all of our Directors expires at the 2025 Annual Meeting. The Board proposes that the 14 nominees included in this proxy statement be elected as Directors for a term of one year, expiring at the 2026 Annual Meeting, and until their successors are duly elected and qualified, or their earlier retirement, resignation, or removal.

WHY DOES THE BOARD RECOMMEND A VOTE "FOR" EACH NOMINEE?

Our Director nominees possess a broad mix of skills, experience, backgrounds, and perspectives. This proxy statement includes information about each Director nominee that led the NCG Committee and our Board to determine that the nominee is qualified to serve as a Director.

WHAT IS THE EFFECT OF THIS PROPOSAL?

Each of the 14 nominees will be elected if a majority of the votes cast at the annual meeting are voted in favor of the nominee.

Our Corporate Governance Principles provide that an incumbent nominee who fails to receive a majority of the votes cast shall automatically be deemed to have tendered their resignation following certification of the vote. The NCG Committee shall consider such resignation and shall recommend to the Board the action to be taken. Any Director (1) whose resignation is under consideration or (2) who serves on another company's board with the Director whose resignation is under consideration, shall not participate in the NCG Committee recommendation or the Board decision regarding whether to accept the resignation. The Board shall take action within 90 days following certification of the vote, unless such action would cause the Company to fail to comply with any requirement of the NYSE or any rule or regulation promulgated under the Exchange Act, in which event the Company shall take action as promptly as is practicable while continuing to meet such requirements. The Board will promptly disclose its decision, and the reasons supporting it, in a Form 8-K furnished to the SEC.

As permitted by our By-Laws, the Board has fixed the number of Directors at 14, effective as of the annual meeting. All nominees have consented to being named in this proxy statement for consideration at the annual meeting. If, however, a nominee is unable or unwilling to serve and the Board does not elect to reduce the size of the Board, shares represented by proxies may be voted for a substitute candidate nominated by the Board. Any Director vacancies created between annual meetings (such as by a current Director's death, resignation, or removal, or by an increase in the number of Directors in accordance with our By-Laws) may be filled by a majority vote of the Directors then in office. Any Director appointed in this manner would hold office until the next annual meeting.



The Board unanimously recommends you vote "FOR" each Director nominee standing for election.

Nominees for Election to the Board of Directors

- *Mark A. Crosswhite*
- *Noopur Davis*
- *Zhanna Golodryga*
- *J. Thomas Hill*
- *Roger W. Jenkins*
- *Joia M. Johnson*
- *Ruth Ann Marshall*
- *James T. Prokopanko*
- *Alison S. Rand*
- *William C. Rhodes, III*
- *Lee J. Styslinger III*
- *José S. Suquet*
- *John M. Turner, Jr.*
- *Timothy Vines*

Criteria Considered by the NCG Committee

The NCG Committee is charged with identifying, evaluating, and recommending to the Board individuals whom it believes are qualified to become Directors. The NCG Committee will consider and assess candidates consistent with criteria established by the Board and set forth in the Corporate Governance Principles and will take into consideration pertinent factors bearing on the qualifications of candidates in light of such criteria. The NCG Committee also assesses candidates for directorship in the context of the current composition of the Board and Regions' evolving needs.

The NCG Committee strives for the Board to reflect a range of talents, ages, skills, backgrounds, and expertise sufficient to provide sound and prudent guidance and oversight with respect to Regions' operations and strategy. Additionally, when searching for new candidates, the NCG Committee shall endeavor to seek highly qualified candidates possessing a range of perspectives and characteristics. To facilitate these goals in the Board refreshment process and ensure the effectiveness of the Board's commitment to a well-balanced Board, the NCG Committee has a variety of tools at its disposal to evaluate the composition of the Board. The Committee and Board's annual self-evaluation also asks Directors to assess the composition of the Board and the NCG Committee's Board refreshment efforts.

Commitment to Strong Board Composition

Regions' Corporate Governance Principles provide that the Board will seek members who combine a broad spectrum of experience and expertise with a reputation for integrity, such that the Board will maintain an appropriate mix of skills and characteristics to meet the needs of the Company.

Directors should have experience in positions with a high degree of responsibility, serve as leaders in the companies or institutions with which they are affiliated, and be selected based upon contributions they can make to the Board and the Company. In addition to the items specified in the Corporate Governance Principles, the NCG Committee considers the technical and professional skills nominees have gained through their professional and leadership roles. Such skills may include, but are not limited to, those listed in the table following the Board Skills Matrix. The NCG Committee selects candidates who possess the highest personal and professional ethics, integrity, and values, and candidates must be committed to representing the long-term interests of Regions' shareholders.

The NCG Committee considers tenure when making decisions with respect to Director nominations. Current tenure represented on the Board is well balanced among newer and more seasoned Directors, with the average Director nominee tenure being approximately **6.1 years** and approximately 86 percent of the nominees serving for ten or fewer years. Our longer-serving Directors have vital expertise and institutional knowledge that provide the Board with a better understanding of our business and ability to oversee management. The NCG Committee believes that this knowledge and perspective, especially when counterbalanced with fresh viewpoints of newer Directors, continues to generate long-term value for all of our stakeholders.

These factors, along with other considerations such as the results from the self-evaluation process and independence findings, are part of the overall total mix of items evaluated by the NCG Committee and Board when making nomination determinations. For more information, see the *Board Evaluations* and *Director Independence* subsections of *Corporate Governance.*

Board Skills and Composition

The following matrices, charts, and graphs set forth, for each Director nominee, the skills they bring to the Board, which are further described following the Board Skills Matrix; their age and Board tenure, each as of March 3, 2025; the number of public company boards on which they serve; their independence; and other qualities and experiences that contribute to a wide range of perspectives on the Board. Each Director certified these skills and characteristics as part of the 2024 year-end Director questionnaires.

BOARD SKILLS MATRIX

Skill*	Crosswhite	Davis	Golodryga	Hill	Jenkins	Johnson	Marshall	Prokopanko	Rand	Rhodes	Styslinger	Suquet	Turner	Vines
Audit/Accounting/Finance and Capital Planning	■				■				■	■	■	■	■	■
Banking and Financial Services							■		■		■	■	■	■
Business Operations and Technology Innovation/AI	■	■	■		■		■	■	■	■	■	■		■
Corporate Governance	■	■	■	■	■	■	■	■	■	■	■	■	■	■
Customer Focus and Community Engagement	■	■	■	■			■	■	■	■	■	■	■	■
Environmental Sustainability Practices	■		■	■	■	■		■		■	■	■		
Executive Compensation and Benefits			■	■	■	■	■	■		■	■	■	■	■
Human Capital Management	■	■	■	■	■	■	■	■		■	■	■	■	■
Information/Cyber Security		■	■				■		■		■	■		■
Regulatory Compliance	■					■	■	■	■		■	■	■	■
Risk Management	■		■	■	■		■	■	■	■	■	■	■	■
Strategic Planning and Strategy Development	■	■	■	■	■	■	■	■	■	■	■	■	■	■

* Skills are based on information provided in 2024 year-end Director questionnaires and represent the number of our Director nominees with considerable or extensive experience or expertise in areas that are critical to Regions' operations, which are discussed in more detail in the following chart.



Audit/Accounting/Finance and Capital Planning

The Board is responsible for reviewing Regions' financial statements and disclosures, internal controls, and for monitoring internal and external auditors. The Board is also responsible for reviewing the Company's long-term capital plans for safety and soundness. Therefore, it is important to have Directors who understand auditing, financial reporting, finance, and capital allocation.


8/14



Banking and Financial Services

The banking and financial services industry has unique and inherent risks, challenges, and opportunities. Further, as a full-service financial holding company, Regions offers a wide range of products and services, some of which may be complex. Experience in the financial services industry contributes to the Board's oversight of the Company's strategy and is critical to our success.


6/14



Business Operations Technology and Innovation/Artificial Intelligence

Regions' customers expect efficient, market-leading services, many of which are becoming more technology driven, and we must be able to appropriately gather, process, and analyze information to better serve our customers. Our Board includes members who have business operations and technology experience so that the Board can oversee our efforts to innovate.


11/14



Corporate Governance

The Board is responsible for shaping the Company's corporate governance priorities and structure, which must be transparent and responsive to our shareholders and can have a significant impact on corporate operations. It is important that the Board reflects experience in understanding the constantly evolving corporate governance landscape.


14/14



Customer Focus and Community Engagement

Regions is committed to helping our customers and our local communities achieve their financial goals by understanding their needs and investing our resources to help them accomplish their goals. Having individuals on our Board with experience in delivering a positive environment and engaging the community is important to Regions' success.


12/14



Environmental Sustainability Practices

Regions must be cognizant of current and potential environmental risks and opportunities and how they can impact our long-term value. We continue to focus on operational sustainability goals, deepening our environmental and social risk management, and pursuing opportunities in sustainable finance, and it is important that our Board have Directors with experience in these practices.


9/14



Executive Compensation and Benefits

When properly structured, executive compensation and benefits discourage imprudent risk taking, while simultaneously acting as a business driver and ensuring alignment with long-term shareholder interests. It is important that our Board includes Directors who have experience with various executive compensation and benefits structures that may be employed to achieve this balance.


11/14



Human Capital Management

Having human capital management experience on the Board helps ensure smooth transitions, as well as fosters a productive and safe working environment. Our Board also reflects experience navigating the risks and opportunities in corporate culture and inclusion, as well as associate well-being and engagement, all areas that are drivers of long-term value.


13/14



Information/Cyber Security

As a financial institution, the safekeeping of sensitive customer, associate, and Company data is critically important, and we are increasingly dependent on information technology to deliver services to consumers and businesses. Thus, our Board includes Directors with experience in implementing, establishing, or overseeing information/cyber security systems and protocols.


7/14



Regulatory Compliance

Regions is subject to the oversight of various regulators, including the Alabama State Banking Department, the Federal Reserve, the Federal Deposit Insurance Corporation, the SEC, the Consumer Financial Protection Bureau, and the Financial Industry Regulatory Authority. Having Directors with experience in highly-regulated environments is critical to the Company's success.


9/14



Risk Management

Robust risk management is a critical aspect of operating within the financial sector and is embedded throughout our strategic plan. Having Directors with experience in overseeing risk management strengthens the Board's oversight of the risks we face. The Board, therefore, must include Directors who are very familiar with risk management processes.


12/14



Strategic Planning and Strategy Development

Directors who understand how to strategically plan for the future of the Company, in both the short- and long-term, are better able to oversee and advise management with respect to the formulation and execution of the Company's strategy and its connection to long-term value.


14/14

BOARD COMPOSITION


Tenure
6.1 yrs
Avg. Tenure
≤ 5 years
6 - 10 years
≥ 11 years
Age
64 yrs
Avg. Age
≤ 60 years
61-65 years
66-69 years
≥ 70 years
Independence
93%
Independent
Not Independent
Independent

	Crosswhite	Davis	Golodryga	Hill	Jenkins	Johnson	Marshall	Prokopanko	Rand	Rhodes	Styslinger	Suquet	Turner	Vines
Independence/Public Boards														
Independent	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	CEO	✓
No. of Public Boards*	1	1	1(1)	2	1	3	3	3	2	2	2	1	1	1
Age/Tenure														
Age (years)	62	63	69	65	63	64	70	71	57	59	64	68	63	59
Tenure (years)†	2	2	6	2	<1	3	13	8	1	1	21	8	6	6
Other Characteristics														
Gender	M	F	F	M	M	F	F	M	F	M	M	M	M	M
Minority Demographic		✓				✓						✓		✓

(1) On February 12, 2025, AGCO Corporation announced that Director Golodryga would be joining its Board of Directors, effective April 1, 2025.

* Including Regions.

† Tenure calculated in full-year increments.

Director Nominees

All of the 14 nominees being voted upon at the annual meeting are standing for election or re-election.

The following biographies detail the age and principal occupations during at least the past five years for each nominee; the year the nominee joined the Board; and the other public company directorships they have held within at least the last five years. The Directors also serve as the board members of Regions Bank, an Alabama state-chartered commercial bank and wholly-owned subsidiary of Regions.

We are pleased to report that we added Roger Jenkins to our Board in January 2025, as recommended by other current Directors. As a seasoned corporate executive of a large, successful public company with experience providing leadership through volatile market cycles and economic challenges, Director Jenkins understands the value of strong teams and a commitment to effective governance and risk management. His experience and insights further contribute to an engaged and well-balanced board with a broad range of skills, experience, and perspectives.

A shareholder who wishes to recommend a candidate for consideration by the NCG Committee may do so at any time. For more information, see the *Questions and Answers about the Annual Meeting and Voting* section.

DIRECTOR NOMINEES

Each nominee's key experiences, qualifications, attributes, or skills that led the Board to conclude that they should serve as a Director are described in the following biographies.



Mark A. Crosswhite

INDEPENDENT DIRECTOR SINCE:

2022

AGE: 62

REGIONS COMMITTEES:

Audit Committee

NCG Committee

Key Experience and Qualifications

- Served as Chairman, President, and CEO of Alabama Power Company, a public utility company and Southern Company subsidiary headquartered in Birmingham, Alabama, from 2014 until his retirement in 2022
- Joined Southern Company in 2004 and served in a variety of roles of increasing responsibility at Alabama Power Company and affiliated companies, including Chairman, President and CEO of Gulf Power and Chief Operating Officer of Southern Company
- Chairman of the Board of Prosper Birmingham and serves on the President's Cabinet of the University of Alabama, the President's Cabinet of the University of Alabama in Huntsville, and the Board of Governors of the University of Alabama Law School Foundation
- Has previously served as Chairman of the Boards of the Economic Development Partnership of Alabama, the Business Council of Alabama, and the Birmingham Business Alliance
- Brings to the Board extensive experience as a leader of a company in a highly regulated industry

Education

- Bachelor's degree, University of Alabama at Huntsville
- Juris Doctor degree, University of Alabama School of Law

Honors and Recognition

- Graduate, Leadership Alabama

Top Skills

- Corporate Governance
- Customer Focus and Community Engagement
- Human Capital Management
- Regulatory Compliance
- Strategic Planning and Strategy Development



Noopur Davis

INDEPENDENT DIRECTOR SINCE:

2022

AGE: 63

REGIONS COMMITTEES:

Risk Committee

Technology Committee

Key Experience and Qualifications

- Currently serves as Corporate Executive Vice President, Global Chief Information Security and Chief Product Privacy Officer of Comcast, a Fortune 30 media and technology company, leading global teams responsible for product security and privacy, cloud security, information and infrastructure security, cybersecurity risk, security engineering, security incident response, the Legal Response Center, and technical fraud
- Prior to joining Comcast in 2016, served as Vice President of global quality for Intel ISecG
- Previously served as Senior Member of Technical Staff at the Carnegie Mellon University Software Engineering Institute, principal of the management consulting firm Davis Systems (also served as Visiting Scientist at Carnegie Mellon University during this time), and has held various leadership and technical positions in Fortune 500 companies
- A member of the Institute of Electrical and Electronics Engineers and the Association of Computing Machinery
- Throughout her career, has obtained significant experience in complex technology and cybersecurity issues and related risks

Education

- Bachelor's degree (Electrical Engineering), Auburn University
- Master of Computer Science degree, University of Alabama in Huntsville

Honors and Recognition

- In February 2023, appointed as a member of the President's National Security Telecommunications Advisory Committee to advise the administration on the reliability, security, and preparedness of vital communications and information infrastructure

Top Skills

- Business Operations and Technology Innovation/AI
- Corporate Governance
- Human Capital Management
- Information/Cyber Security
- Strategic Planning and Strategy Development



Zhanna Golodryga

INDEPENDENT DIRECTOR SINCE:

2019

AGE: 69

REGIONS COMMITTEES:

Risk Committee

Technology Committee (Chair)

Executive Committee

Key Experience and Qualifications

- Currently serves as Executive Vice President, Emerging Energy and Sustainability at Phillips 66, a diversified energy manufacturing and logistics company (will retire from position at Phillips 66 effective May 1, 2025)
- Previously served as Senior Vice President, Chief Digital and Administrative Officer at Phillips 66 and was responsible for driving digital change by developing and executing digital and technology strategies
- Prior to joining Phillips 66 in April 2017, served as Chief Information Officer and Senior Vice President, Services at Hess Corporation, with responsibility for managing the company's service organizations, including global supply chain, global business transformation program, and global office services, as well as information management, enterprise architecture, infrastructure, and cybersecurity across the business, a role she held beginning in 2012
- Also previously served as Chief Information Officer at BHP Billiton Petroleum, Vice President of Information Technology at TeleCheck International, Manager of Information Systems at Baker Hughes, IT Services Manager at Marathon Oil, and Systems Analyst at 3D/International
- Serves on the board of the Memorial Hermann Foundation
- Has over 30 years of experience in the energy industry and the information technology field

Education

- Master's degree (Mechanical Engineering), Kiev Engineering and Construction Institute

Honors and Recognition

- 50 Most Powerful Women in Oil and Gas, National Diversity Council

Other Public Directorships and Board Leadership/Committee Assignments

- AGCO Corporation (effective April 1, 2025)

Former Public Directorships Held During Past Five Years

- Novonix Ltd.

Top Skills

- Business Operations and Technology Innovation/AI
- Human Capital Management
- Information/Cyber Security
- Risk Management
- Strategic Planning and Strategy Development



J. Thomas Hill

INDEPENDENT DIRECTOR SINCE:

2022

AGE: 65

REGIONS COMMITTEES:

CHR Committee

NCG Committee

Key Experience and Qualifications

- Currently serves as Chairman and CEO of Vulcan Materials Company, the nation's largest producer of construction aggregates and a major producer of aggregates-based construction materials
- Has served at Vulcan for over 30 years in a variety of operations and general management assignments of increasing responsibility prior to being appointed President and CEO in 2014 and Chairman in 2016; served as President until 2023
- Has held leadership positions in a number of industry trade groups, including the Texas Concrete and Aggregates Association, the Florida Concrete and Products Association, and the National Stone, Sand and Gravel Association
- Previously served on the boards of the U.S. Chamber of Commerce and the United Way of Central Alabama
- Brings to the Board extensive experience as a sitting chief executive and board chair of a large, publicly traded company

Education

- Bachelor's degree, University of Pittsburgh
- Wharton School of Business, Executive Management Program

Other Public Directorships and Board Leadership/Committee Assignments

- Vulcan Materials Company: Chairman of the Board; Executive Committee (Chair)

Top Skills

- Corporate Governance
- Customer Focus and Community Engagement
- Executive Compensation and Benefits
- Human Capital Management
- Strategic Planning and Strategy Development



Roger W. Jenkins

INDEPENDENT DIRECTOR SINCE:
2025

AGE: 63

REGIONS COMMITTEES:
Risk Committee
Technology Committee

Key Experience and Qualifications

- From 2013 until retiring in 2024, served as CEO and a board director of Murphy Oil Corporation, where he initiated a strategic shift to reposition the company as an industry leader in independent exploration and production; served as President from 2013 until 2023
- Previously served as Chief Operating Officer, Murphy Oil Corporation from 2012-2013, President of Exploration and Production from 2009 to 2013, and in various leadership roles since 2001, where he was responsible for leading and transforming the company's domestic and international operations, implementing record-breaking strategic and sustainability goals, and developing new production areas
- Prior to joining Murphy Oil in 2001, led offshore drilling in the Gulf of Mexico for Texaco, where he set numerous ultra-deepwater drilling records and initiated Texaco's first Global Drilling Safety Management system
- Has broad experience in strategy development, safety, people and sustainability, with expertise in mergers and acquisitions, operational discipline, and strategic asset deployment

Education

- Bachelor's degree, Louisiana State University
- Master of Business Administration degree, AB Freeman School of Business, Tulane University
- Advanced Management Program, Harvard University

Honors and Recognition

- 2023 Ernst and Young Entrepreneur of the Year
- 2022 Spindletop Award for Industry and Community Impact
- 2020 All-American Wildcatter
- 2016 LSU Alumnus of the Year
- 2016 LSU Hall of Distinction

Former Public Directorships Held During Past Five Years

- Noble Corporation

Top Skills

- Audit/Accounting/Finance and Capital Planning
- Business Operations and Technology Innovation/Artificial Intelligence
- Corporate Governance
- Executive Compensation and Benefits
- Risk Management



Joia M. Johnson

INDEPENDENT DIRECTOR SINCE:

2021

AGE: 64

REGIONS COMMITTEES:

CHR Committee (Chair)

NCG Committee

Executive Committee

Key Experience and Qualifications

- Retired in 2021 as the Chief Administrative Officer, General Counsel, and Corporate Secretary of Hanesbrands Inc., a publicly traded marketer of innerwear and activewear apparel, positions that she held since 2016
- Joined Hanesbrands in 2007 as Chief Legal Officer, General Counsel, and Corporate Secretary
- Served as Executive Vice President, General Counsel and Corporate Secretary of RARE Hospitality International, Inc. prior to joining Hanesbrands
- Throughout her career, has obtained extensive global leadership experience over several corporate functions for publicly traded companies including legal, human resources, corporate social responsibility, government and trade relations, real estate, corporate security, and domestic and global mergers and acquisitions

Education

- Bachelor's degree, Duke University
- Master of Business Administration degree, Wharton School of Business at the University of Pennsylvania
- Juris Doctor degree, University of Pennsylvania School of Law

Other Public Directorships and Board Leadership/Committee Assignments

- Global Payments Inc.: Compensation Committee; Governance and Nominating Committee
- Sylvamo Corporation: Nominating and Corporate Governance Committee; Management Development and Compensation Committee

Top Skills

- Corporate Governance
- Environmental Sustainability Practices
- Executive Compensation and Benefits
- Human Capital Management
- Regulatory Compliance



Ruth Ann Marshall

LEAD INDEPENDENT DIRECTOR

INDEPENDENT DIRECTOR SINCE:
2011

AGE: 70

REGIONS COMMITTEES:

CHR Committee

NCG Committee (Chair)

Executive Committee (Chair)

Key Experience and Qualifications

- From 2004 until retiring in 2006, served as President of The Americas, MasterCard International, Inc.
- Previously served as President, MasterCard North America from 1999 to 2004, where she was responsible for building all aspects of MasterCard's issuance and acceptance business in the United States, Canada, Latin America, and the Caribbean
- Prior to joining MasterCard in 1999, served as Group Executive President of two electronic payment service companies, MAC Regional Network and Buypass Corporation, and upon acquisition of these companies by Concord EFS, became Senior Executive Vice President of the combined companies, where she oversaw marketing, account management, customer service, and product development
- Started her career at IBM, where, for more than 18 years, she served in managerial and executive positions
- Has broad marketing, account management, customer service, and product development experience, as well as significant domestic and international experience in growing business

Education

- Bachelor's (Finance) and Master of Business Administration degrees, Southern Methodist University

Honors and Recognition

- 2018 Most Influential Corporate Directors, *WomenInc.*
- 2004 and 2005 "World's 100 Most Powerful Women," Forbes.com

Other Public Directorships and Board Leadership/Committee Assignments

- ConAgra Brands, Inc.: Executive Committee; Human Resources Committee (Chair); Nominating and Corporate Governance Committee
- Global Payments Inc.: Governance and Nominating Committee; Technology Committee

Top Skills

- Banking and Financial Services
- Corporate Governance
- Customer Focus and Community Engagement
- Executive Compensation and Benefits
- Strategic Planning and Strategy Development



James T. Prokopanko

INDEPENDENT DIRECTOR SINCE:

2016

AGE: 71

REGIONS COMMITTEES:

NCG Committee

Risk Committee (Chair)

Executive Committee

Key Experience and Qualifications

- Served as President and CEO of The Mosaic Company, one of the world's leading producers and marketers of concentrated phosphate and potash crop nutrients, from 2007 through 2015, and then as Senior Advisor until his retirement in January 2016
- From 2006 through 2007, served as Executive Vice President and Chief Operating Officer of The Mosaic Company
- Prior to joining The Mosaic Company, held various senior leadership positions at Cargill, Inc. from 1999 through 2006
- Decade-long career at The Mosaic Company and previous service as lead director at Vulcan Materials Company have provided him with an in-depth knowledge of environmental risk management in regulated industries

Education

- Bachelor's degree (Computer Science), University of Manitoba
- Master of Business Administration degree, Ivey Business School at the University of Western Ontario

Honors and Recognition

- 2015 Corporate Responsibility Lifetime Achievement Award, *Corporate Responsibility Magazine*
- 2013 Excellence Award, Center of Excellence in Corporate Philanthropy
- Co-authored the article "Sustainability as a Compass for Leadership," which appeared in the November 2017 edition of *Supply Chain Management Review*

Other Public Directorships and Board Leadership/Committee Assignments

- Vulcan Materials Company: Compensation Committee; Governance Committee
- Xcel Energy Inc.: Audit Committee; Finance Committee

Top Skills

- Business Operations and Technology Innovation/AI
- Corporate Governance
- Environmental Sustainability Practices
- Risk Management
- Strategic Planning and Strategy Development



Alison S. Rand

INDEPENDENT DIRECTOR SINCE:

2023

AGE: 57

REGIONS COMMITTEES:

Audit Committee (Audit Committee Financial Expert)

Technology Committee

Key Experience and Qualifications

- Served as Executive Vice President and Chief Financial Officer of Primerica, Inc., a leading provider of financial products and services to middle-income households in the United States and Canada, from 2000 until 2023; continued to serve as Executive Vice President until her retirement in April 2024
- Is a certified public accountant and previously worked in the audit department of KPMG LLP
- Has served on the board of directors of Reinsurance Group of America, a leading global life and health reinsurer, since April 2024; previously served on the board of directors of Warburg Pincus Capital Corporation I-A, a special purpose acquisition company, from July 2021 to March 2023
- Serves on the University of Georgia Terry College of Business Executive Education CFO Roundtable Advisory Board, the University of Florida Warrington College of Business Dean's Advisory Council, and the University of Florida Foundation National Board, for which she previously served as Chair of the Audit Committee
- Serves on the boards of directors of Girl Scouts of Greater Atlanta and Camp Twin Lakes

Education

- Bachelor's degree (Accounting), University of Florida

Other Public Directorships and Board Leadership/Committee Assignments

- Reinsurance Group of America: Audit Committee; Cybersecurity and Technology Committee; Risk Committee

Former Public Directorships Held During Past Five Years

- Warburg Pincus Capital Corporation I-A

Top Skills

- Audit/Accounting/Finance and Capital Planning
- Banking and Financial Services
- Regulatory Compliance
- Risk Management
- Strategic Planning and Strategy Development



William C. Rhodes, III

INDEPENDENT DIRECTOR SINCE:

2024

AGE: 59

REGIONS COMMITTEES:

Audit Committee (Audit Committee Financial Expert)

CHR Committee

Key Experience and Qualifications

- Currently serves as Executive Chairman, Customer Satisfaction, of AutoZone, Inc., the leading retailer and distributor of automotive replacement parts and accessories in the Americas
- Served as President and Chief Executive Officer of AutoZone from March 2005 to January 2024; has served as a Director of AutoZone since March 2005 and as Chairman since June 2007
- During over 29-year tenure with AutoZone, served in a variety of executive-level roles, including (i) Executive Vice President overseeing store operations and commercial, (ii) Senior Vice President, Supply Chain and Information Technology, (iii) Senior Vice President, Supply Chain, (iv) Divisional Vice President of Stores, and (v) Senior Vice President of Finance
- Began his career with Ernst & Young, serving in various capacities from 1988 to 1994
- Currently serves on several industry and community boards, including the Coalition for Auto Repair Equality (Chairman), the Retail Industry Leaders Association, Youth Programs, Inc. (Vice-President), the National Civil Rights Museum (Treasurer), and the University of Tennessee Board of Trustees
- Brings to the Board significant leadership and strategic planning experience as a long-tenured chief executive of a large public company, as well as substantial experience in finance and accounting

Education

- Bachelor's degree (Business Administration/Accounting), University of Tennessee at Martin
- Master of Business Administration degree, University of Memphis

Other Public Directorships and Board Leadership/Committee Assignments

- AutoZone (Executive Chairman)

Former Public Directorships Held During Past Five Years

- Dollar General

Top Skills

- Audit/Accounting/Finance/Capital Planning
- Corporate Governance
- Customer Focus and Community Engagement
- Executive Compensation and Benefits
- Strategic Planning and Strategy Development



Lee J. Styslinger III

INDEPENDENT DIRECTOR SINCE:

2003

AGE: 64

REGIONS COMMITTEES:

Risk Committee

Technology Committee

Key Experience and Qualifications

- Currently serves as Co-Owner of the privately-held Altec Inc., a global leader that designs and manufactures products and services for the electric utility, telecommunications, and contractor markets in over 100 countries throughout the world
- After joining Altec Inc. in 1983, was named CEO in 1997 and Chairman in 2011; served as Chairman and CEO until October 2021, when he was named Co-Chairman, a title he held until December 31, 2024
- Actively serves on the boards of many educational, civic, and leadership organizations
- Brings a wealth of management and business experience derived from running a large company in today's global market

Education

- Bachelor's degree, Northwestern University
- Master of Business Administration degree, Harvard University

Honors and Recognition

- Appointed to the President's Export Council, advising the President of the United States on international trade policy, from 2006 to 2008
- Served on the President's Manufacturing Council in 2017
- Appointed to the President's Advisory Committee for Trade Policy and Negotiations established by the U.S. Trade Representative
- Appointed to the "Great American Economic Revival" advisory counsel by the President in 2020

Other Public Directorships and Board Leadership/Committee Assignments

- Vulcan Materials Company: Compensation & Human Capital Committee; Governance Committee

Former Public Directorships Held During Past Five Years

- Workday, Inc.
- Glass Houses Acquisition Corporation

Top Skills

- Audit/Accounting/Finance and Capital Planning
- Corporate Governance
- Human Capital Management
- Risk Management
- Strategic Planning and Strategy Development



José S. Suquet

INDEPENDENT DIRECTOR SINCE:

2017

AGE: 68

REGIONS COMMITTEES:

Audit Committee (Chair; Audit Committee Financial Expert)

Risk Committee (Risk Management Expert)

Executive Committee

Key Experience and Qualifications

- Currently serves as the Chairman and CEO of the privately-held Pan-American Life Insurance Group ("PALIG"), a leading provider of insurance and financial services throughout the Americas and whose flagship member is New Orleans-based Pan-American Life Insurance Company; has served as Chairman since 2008
- Prior to joining PALIG as President and CEO in November 2004, held senior management posts in the insurance industry for more than three decades, including serving as Senior Executive Vice President and Chief Distribution Officer of AXA Financial
- In December 2016, completed his term as a member of the board of directors of the Federal Reserve Bank of Atlanta, for which he served as Chairman of the Retail Payments Office Oversight Committee
- Previously served on the board for the Federal Reserve Bank of Atlanta, New Orleans Branch
- Director at the privately-held Ochsner Health System, Louisiana's largest nonprofit academic healthcare system, where he serves on the Compensation Committee and the Audit and Oversight Committee
- Completed his second and final term on the board of directors of The American Council of Life Insurers in 2019
- His dedication to the United States' Hispanic community, as well as to the pursuit of product innovation and sales force expansion, have positioned PALIG as the company that Hispanics throughout the Americas rely on to protect their financial security and well-being
- Involved in various professional and industry associations
- Brings a strong background in enterprise risk management and a commitment to innovation and operational excellence

Education

- Bachelor's degree, Fordham University
- Master of Business Administration degree, University of Miami

Honors and Recognition

- Included in the Latinos on Boards feature of Latino Leaders magazine for 2018 through 2020

Top Skills

- Audit/Accounting/Finance and Capital Planning
- Corporate Governance
- Executive Compensation and Benefits
- Risk Management
- Strategic Planning and Strategy Development



John M. Turner, Jr.

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

DIRECTOR SINCE:

2018

AGE: 63

REGIONS COMMITTEES:

Executive Committee

Key Experience and Qualifications

- Currently serves as the Chairman, President and CEO of Regions Financial Corporation and Regions Bank, a wholly-owned subsidiary of the Company, and leads the Company's Management Policymaking Committee and Executive Leadership Team
- Named President in December 2017, CEO in July 2018, and Chairman in April 2024
- Before being named President, served as Head of the Corporate Bank, a role he took on in 2014
- Joined Regions in 2011 as President of the South Region, leading banking operations in Alabama, Mississippi, South Louisiana and the Florida Panhandle
- Before joining Regions, he was named president of Whitney National Bank and Whitney Holding Corporation in 2008 and was elected to the bank's and holding company's boards of directors
- Before that, was responsible for all geographic line banking functions across Whitney and served as its Eastern Region President
- Joined Whitney in 1994 as its Alabama Regional President after nine years at AmSouth Bank, where he held senior consumer, commercial and business positions
- Serves on the Business Council of Alabama, Birmingham Business Alliance, Economic Development Partnership of Alabama, A Plus Education Foundation, United Way of Central Alabama, and Infirmary Health System boards
- Formerly served as chairman of the Mobile Area Chamber of Commerce, the Mobile Area Education Foundation, and the United Way of Southwest Alabama; former board member of Leadership Mobile

Education

- Bachelor's degree (Economics), University of Georgia

Honors and Recognition

- Graduate, Leadership Alabama

Top Skills

- Banking and Financial Services
- Customer Focus and Community Engagement
- Regulatory Compliance
- Risk Management
- Strategic Planning and Strategy Development



Timothy Vines

INDEPENDENT DIRECTOR SINCE:

2018

AGE: 59

REGIONS COMMITTEES:

Audit Committee (Audit Committee Financial Expert)

CHR Committee

Key Experience and Qualifications

- Currently serves as the President and CEO of Blue Cross and Blue Shield of Alabama ("BCBSAL"), a not-for-profit, independent licensee of the Blue Cross and Blue Shield Association and the largest provider of healthcare benefits in Alabama
- Serves on the Board of Directors of the Blue Cross and Blue Shield Association, for which he served as Chairman from November 2021 to November 2023
- Served as BCBSAL's President and Chief Operating Officer from November 2017 through March 2018 before being named its President and CEO in April 2018
- Held BCBSAL's Executive Vice President position from March through November of 2017
- Served as BCBSAL's Chief Administrative Officer from August 2012 through March 2017
- Serves as Vice Chair of the Board and the Governance and Nominating Committee, Chair of the Strategy and Risk Committee, and a member of the Finance, Compliance and Audit Committee of Prime Therapeutics LLC, a pharmacy benefit management company owned jointly by several Blue Cross and Blue Shield plans, including BCBSAL
- Worked in banking for over five years after graduating college
- Remains very active in the community through his involvement with multiple nonprofit and charitable organizations, including service on the boards of the Birmingham Business Alliance, Leadership Birmingham, Economic Development Partnership of Alabama, Prosper, Business Council of Alabama, and Mercy Deliverance Ministries
- Serves as honorary trustee for the board of trustees at Samford University in Birmingham, Alabama; previously served as Chair
- Possesses an extensive understanding of operating a large company within a highly regulated industry

Education

- Bachelor's degree (Finance), Auburn University

Top Skills

- Audit/Accounting/Finance and Capital Planning
- Customer Focus and Community Engagement
- Executive Compensation and Benefits
- Human Capital Management
- Strategic Planning and Strategy Development



The Board believes that each of the 14 nominees is well qualified to serve as a Director on Regions' Board.



Corporate Governance

Overview

Regions' Board and executive management work together to comply with laws and regulations, as well as to provide guidance for sound decision-making and accountability. Maintaining legal and regulatory compliance is, however, a minimum standard, and we endeavor to exceed this by keeping pace with the constantly evolving governance landscape. We maintain an environment of openness and strive to protect our culture by promoting Regions' values. We do this because it is the right thing to do, and we believe that our customers, shareholders, associates, and communities expect it if they are to continue giving us their trust and confidence.

Keeping our core value "Do What is Right" in mind, we believe that Regions has implemented a strong corporate governance program that incorporates many leading practices. For a list of some of our corporate governance practices, see the *Governance and Compensation Facts* chart in the *Proxy Summary*.

CORPORATE GOVERNANCE FRAMEWORK

Through its NCG Committee, the Board evaluates our corporate governance policies and practices, which form our corporate governance framework, against evolving best practices.

The following documents are available at ir.regions.com/governance:

Corporate Documents

- *Corporate Governance Principles*
- *By-Laws*
- *Code of Business Conduct and Ethics*
- *Code of Ethics for Senior Financial Officers*
- *Fair Disclosure Policy*
- *Government Affairs Political Activities Report*

Board Committee Charters

- *Audit Committee Charter*
- *CHR Committee Charter*
- *NCG Committee Charter*
- *Risk Committee Charter*
- *Technology Committee Charter*
- *Executive Committee Charter*

Also available on our website are this proxy statement; the 2024 Annual Report on Form 10-K; the CEO's Letter; information regarding our executive officers, Directors, and Board committee composition; and instructions on how to contact the Board.

Regions' shareholders may also obtain printed copies of these documents by writing to:

Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, Alabama 35203
Attention: Investor Relations

CORPORATE GOVERNANCE PRINCIPLES

Regions' Corporate Governance Principles are the foundation of our commitment to best practices. The Board adopted the principles to further its long-standing goal of providing effective governance of Regions' business and affairs for the long-term benefit of shareholders. The principles are reviewed at least annually and revised from time to time to ensure they remain effective in light of current corporate governance trends and expectations.

Our Corporate Governance Principles address important governance matters, including, but not limited to:

- Structure of the Board and its leadership
- Director qualification standards
- Nomination and selection of new Directors
- Director responsibilities and expectations
- Board operations, including scheduling meetings and selecting agenda items for meetings
- Director access to management, associates, and independent advisors
- Director orientation and continuing education
- Management succession planning and CEO evaluation
- Annual performance evaluation of the Board, committees, and individual Directors
- Interaction with investment managers and the press and shareholder engagement

Shareholder Engagement

We take a long-term approach to value creation, and we take a similar approach to shareholder engagement. For that reason, Regions is committed to constructive, ongoing, and meaningful dialogue with our shareholders. To demonstrate this commitment, we reach out to our shareholders throughout the year to share information and welcome their engagement. The ongoing nature of these communications reinforces the value we place on our shareholders' perspectives regardless of timing, which we view as imperative when operating in an external sociopolitical environment as dynamic as ours. We believe that our approach enhances the value of the resulting dialogue and ultimately contributes to stronger relationships. We also seek out broader perspectives by not limiting our outreach based on the size of the shareholder's holdings. Our resulting program has received positive feedback and national recognition.

Over the course of 2024, we reached out to over 70 of our institutional shareholders to invite their engagement and ensure their awareness of our various disclosures. As a result of this outreach, our team engaged with shareholders representing over 20 percent of Regions' outstanding shares during the year. The engagements allowed us to solicit feedback on our corporate governance, compensation, and mission-driven practices and disclosures through both holistic and targeted follow-up conversations. We summarized the feedback and views expressed during these engagement sessions for discussion with both senior management and the Board.

Our corporate governance shareholder engagement program is supplemented by additional engagements with shareholders throughout the year, with our executive management team and Investor Relations group representing the Company. These separate engagements can occur during investor roadshows, shareholder conferences, one-on-one meetings, and earnings calls, and typically focus on strategy, financial results, and related topics.

As always, we value the views of our shareholders and believe these dialogues are critically important to ensuring that our strategy aligns with their interests. We use our shareholder engagement process to determine the priority areas of focus for our investors, and we have worked to be responsive to the feedback we have received. Many of the enhancements made to our corporate governance program, voluntary disclosures, and mission-driven initiatives in recent years, as highlighted throughout this proxy statement, have resulted from these valuable conversations.

The following chart describes our typical year-round corporate governance shareholder engagement cycle:

Year-Round Engagement

Late Fall/Winter

- The Corporate Governance, Investor Relations, and Total Rewards groups review the shareholder engagement plan, implementing shareholder feedback and process enhancements.



Spring

- We file our proxy statement, Annual Report on Form 10-K, and CEO's Letter with the SEC and make them available within our proxy materials.
- We hold our annual meeting of shareholders.





Summer

- The Board reviews the Company's corporate governance documents to ensure they reflect best practices, support the Company's strategy, and maximize long-term shareholder value.
- We publish our annual Shared Value Report.



Late Summer/Fall

- We send engagement requests to institutional shareholders.
- The Corporate Governance, Investor Relations, and Total Rewards groups meet with responding shareholders to discuss viewpoints, priorities, and perspectives.
- Resulting shareholder feedback is discussed with senior management and the NCG Committee.

Ongoing Engagement

- We engage with shareholders throughout the year via direct engagement calls and at various events and conferences.
- Directors are available to engage with corporate governance representatives of our institutional shareholders throughout the year, as appropriate.

Board Leadership Structure

Governance and independent Board oversight play critical roles at Regions. The Board assumes an active role in providing oversight of, and guidance to, our executive management team and in maintaining a strong system of checks and balances. As part of this system, the Board is responsible for determining the proper Board leadership structure to ensure independent and effective Company oversight.

Based on the requirements of the NYSE listing standards, our Corporate Governance Principles, corporate governance trends and expectations, and an assessment of current needs, the Board believes that an appropriate leadership structure includes a substantial majority of independent Directors with a broad range of characteristics, backgrounds, and experiences; extremely capable and independent standing committee Chairs; and strong independent leadership provided by either an independent Chair or a Lead Independent Director.

We have not adopted a policy mandating the separation of the Chair and CEO positions. Rather, the Board believes that its leadership structure should be flexible to accommodate different approaches based on its evaluation of the best interests of Regions and our stakeholders at any given time. Further, the Board believes its approach to risk oversight, as more fully discussed in the *Risk Management Oversight* section, ensures that the Board is able to effectively perform its risk oversight responsibilities under various leadership structures.

The Board carefully considers its leadership structure and composition each year in consultation with the NCG Committee as part of its ongoing refreshment and succession planning process. One critical aspect of the Board's leadership structure analysis is determining how best to honor the Board's commitment to maintaining robust independent leadership, given the present needs of the Company. After undertaking such an evaluation this year, the Board continues to believe that the Company's interests are best served at this time by Mr. John Turner, its CEO, serving as Chair of the Board and Ms. Ruth Ann Marshall serving as Lead Independent Director. This leadership structure is a beneficial and effective option for the Company at this time because it capitalizes on Mr. Turner's deep knowledge of the Company's operations, risks, and strategy, as well as his over six years of experience on the Board, to provide a critical link between the Board's oversight and the day-to-day operations of the Company. This continuity allows management and the Board to function efficiently and to collaborate in fulfilling the Company's goals and strategies.

The Company also benefits from Ms. Marshall's extensive Board experience and record of leadership, both on the Board as Chair of the NCG Committee and Lead Independent Director, and externally. Ms. Marshall's long tenure as a senior executive in the financial services industry has provided her with a considerable understanding of issues unique to financial institutions and positions her as a well-qualified, well-informed choice for Lead Independent Director. In addition, our Corporate Governance Principles assign robust duties and responsibilities to the Lead Independent Director, which facilitate independent oversight of management and clear accountability to Regions' shareholders, customers, and associates. The following describes the Lead Independent Director's key responsibilities:

- Establishes the agenda for and presides at executive sessions of the Board's independent Directors
- Reviews and approves meeting agendas for the Board and its committees, in consultation with the Board Chair
- Requests input from other Directors on Board agenda items
- Monitors Board discussions to ensure that they demonstrate an effective challenge of management
- Coordinates with the Board Chair on Director development and education
- Acts as a liaison and facilitates communication among independent Directors
- Regularly communicates with the Board Chair on a variety of issues, including business strategy and succession planning
- Maintains close contact with the chair of each standing committee of the Board
- Provides leadership to the Board in a time of emergency or crisis
- Acts as a sounding board and advisor to the Board Chair
- In addition to ongoing discussions throughout the year, conducts formal one-on-one discussions as part of the annual Director self-evaluation process

Ultimately, given Mr. Turner's status as a seasoned and tenured leader at the Company with extensive experience on Regions' Board, the Board believes he continues to be well-positioned to effectively execute the Board's strategies and initiatives in a manner most beneficial to the Company and its stakeholders. This, combined with Ms. Marshall's commitment to independent Board leadership and effective challenge of management, leads to a strong and effective Board.

Elements Considered When Evaluating the Board's Leadership Structure


Comprehensive Corporate Governance Principles that Promote Independent Board Oversight
+
Corporate Governance Trends Regarding Board Leadership Structure, Particularly Among Peers
+
Independence of Directors and Standing Committee Chairs and Members
+
Robust Responsibilities of the Lead Independent Director
+
Shareholder Input through Engagement, Voting Policies, and Voting Results

Director Succession Planning and Board Refreshment

Our Board and NCG Committee maintain a robust refreshment and recruitment process in which the members focus on identifying, considering, and evaluating potential Board candidates based on current and expected future Board needs. The NCG Committee has a variety of tools at its disposal to evaluate the need for refreshment at any given time, including the results of the Board's self-evaluation process; point-in-time statistics on the Board; the Board Skills and Composition Matrices; and a refreshment timeline, which is reviewed and updated regularly.

When a need for refreshment is identified, the NCG Committee conducts a thoughtful evaluation focused on aligning the skills, experience, backgrounds, and characteristics of our Board with the strategic development of the Company. The NCG Committee and Board undertake a thorough review and vetting process before a candidate is recommended by the NCG Committee to the Board for membership. During this process, the NCG Committee considers factors such as skills and expertise brought to the Board, other boards on which the candidate serves, and any potential conflicts of interests.

Over the last several years, the NCG Committee has spent considerable time focusing on intentional, long-term Board refreshment, which we believe has resulted in a Board that is well-balanced, fully engaged, and able to provide sufficient guidance and oversight with respect to Regions' operations and strategy . To that end, we added Roger Jenkins to our Board in January 2025. The Committee considered Director Jenkins' experience as a strong, steady leader of a large, successful public company, as well as his commitment to effective governance and risk management, and believes that his addition brings a range of skills, experience, and perspectives that further contribute to an effective Board. Further, the NCG Committee thoroughly evaluated Director Jenkins' skills when considering appropriate committee appointments, both in terms of the expertise he brings to the Board, as well as the committee assignments that would most quickly acclimate him to Regions' business and the overall function of the Board.

The following chart provides an overview of the Board's process to identify, evaluate, appoint, and onboard new Directors, including Director Jenkins:

Identification of Candidates



The NCG Committee reviews candidates identified by independent Directors; an independent search firm; associates and management; shareholders; and self-recommendations, among other sources.

Assessment, Interviews, and Discussions

The NCG Committee considers the candidate's qualifications and attributes in light of Board needs; due diligence research conducted on the candidate; the candidate's independence; input from other Directors following interviews with the candidate; and the candidate's other commitments.

Recommendation and Appointment



Upon recommendation of the NCG Committee, the Board determines whether to appoint the candidate and optimal committee placement.

Onboarding



Regions' comprehensive onboarding program involves a combination of presentations, meetings with management, and Director mentorship.

The onboarding process is more fully described in the *Director Onboarding and Education* section.

Director Onboarding and Education

Director onboarding and ongoing education programs are important components of fostering Board effectiveness. Regions' Director Onboarding and Ongoing Education Program engages Directors through a mixture of in-house training, outside programs, and on-site activities. This program includes robust onboarding of new Directors; regular reviews of compliance and corporate governance developments; business-specific learning opportunities; and briefing sessions on topics that present special risks to and opportunities for the Company.

ONBOARDING

Regions' comprehensive program begins with onboarding activities and includes a thorough orientation process that acclimates new Directors to Regions, the Board, its committees, and management. Director onboarding involves a combination of written materials, presentations, and meetings with members of the Board, management, and other appropriate associates, and continues over an extended period of time. Topics for orientation include an in-depth review of Regions' strategic plan, an overview of the business, financial performance, and capital planning, and a discussion of risk management and regulatory issues, as well as detailed committee-specific training. New Directors are also assigned a Director mentor to help them familiarize themselves with the processes and culture of Regions' Board and its oversight responsibilities.

In addition, new Directors typically serve on either the Risk Committee or the Audit Committee to help them acclimate to the Company's business and key risks. When assigned to a new committee, existing Directors are provided with committee-specific training similar to that given to new Directors, so that the new committee member is up to speed on committee matters.

ONGOING EDUCATION

The Corporate Governance Principles provide that Directors receive continuing education in areas that will assist them in discharging their duties. Directors are, on an ongoing basis, provided information on products and services offered by Regions; significant risks and compliance issues; cyber and information security developments; legal, regulatory, and supervisory requirements and expectations applicable to the Company and its affiliates; corporate governance best practices; changes in the financial services industry; and other topics identified by the Directors as areas of interest. The Board also periodically receives in-house training and education sessions on various topics conducted by internal and external experts. In 2024, these topics included, among others, cybersecurity and artificial intelligence; executive compensation in the banking industry; SEC disclosure rules; and corporate governance trends and developments. Directors are also encouraged to participate in conferences and on-demand education opportunities that are relevant to Regions' business and their responsibilities as Directors.

Board Evaluations

Each year the NCG Committee oversees the self-evaluation process for our Board, its committees, and individual Directors. This process ensures the Board and its committees are functioning effectively to create shared value for the Company's stakeholders, and the results are considered when determining the slate of Director nominees for each annual meeting. The self-evaluation program assesses the Board's and committees' performance in areas such as Board composition and refreshment, Board and committee oversight and ability to carry out their responsibilities, oversight of corporate strategy, and interactions between the Board and management and key stakeholders.

At Regions, our Directors believe that appropriate Board refreshment, accompanied by meaningful annual Director evaluations that include frank dialogue, creates an environment where Board members are independent, engaged, and productive and have the relevant experience and expertise to oversee Regions as it executes on its strategy. In an effort toward continuous improvement of our governance practices and with the oversight of the NCG Committee, we integrated our existing self-evaluation process into a web-based platform in late 2024, utilizing electronic questionnaires and engaging a third-party board advisory service to assist in compiling, assessing, and interpreting Director feedback. The shift to an electronic evaluation questionnaire provided an opportunity to modernize the evaluation process while creating more constructive and actionable outcomes.

The following chart further describes the Board's self-evaluation process:

Continually Enhanced Self-Evaluations	Prior to beginning the annual self-evaluation, the NCG Committee considers possible enhancements to the process to ensure continued effectiveness, including whether to use a third-party evaluator. Any feedback on the self-evaluation process from the prior year is incorporated. **In 2024, the NCG Committee determined to modernize the process using an electronic questionnaire platform and analysis of evaluation responses by a third-party board advisory service.**
Electronic Evaluation Questionnaire	Via an electronic questionnaire, Directors are asked to assess the Board and its Committees' effectiveness with respect to a number of categories, including ethics and accountability; composition, refreshment, and culture; meetings and administration; the Board's independence and relationship to management; oversight of strategy and performance measures; risk management oversight; succession planning and human capital management; industry knowledge; and Committee responsibilities.
Detailed Reporting and Analysis	A third-party board advisory team is engaged to compile, assess, and interpret confidential Director feedback. The resulting evaluation report, which is provided to all Directors in advance of the evaluation discussions, includes heat maps, priority graphs, a SWOT analysis, and other graphics to assist in the Directors' assessment of Board effectiveness.
One-on-One Discussions	The Lead Independent Director holds discussions with each of the other independent Directors to obtain their candid feedback on Board effectiveness and Directors' performance. Committee Chairs also hold one-on-one discussions with the members of their respective committees. Verbal summaries of one-on-one discussions are provided to the full Board, as appropriate.
Committee and Full Board Discussions	Utilizing the evaluation report to facilitate discussions, each committee and the full Board conducts its own self-evaluation. Committee discussions are summarized for the full Board, as appropriate. The Lead Independent Director facilitates the full Board's self-evaluation discussion.
Focus on Outcomes	Following the self-evaluation discussions, follow-up items are communicated to relevant members of management, as appropriate. The NCG Committee and Lead Independent Director monitor relevant follow-up actions.
Ongoing Evaluations	Directors are encouraged to raise any topics related to the self-evaluation with the Chair of the NCG Committee, the Chair of an applicable committee, the Lead Independent Director, or with the whole Board, as appropriate, at any point during the year.

Management Succession Planning

Similar to Director succession planning, thoughtful management succession planning is critical to creating long-term stakeholder value; therefore, it is important that management coordinate with the Board to plan for management succession and to develop related processes. This is particularly important for CEO succession.

The Board has delegated primary oversight of management succession to the CHR Committee. The CHR Committee and the NCG Committee coordinate on overseeing CEO succession planning. These committees work with the CEO to plan for CEO succession, as well as to develop plans for interim succession for the CEO in the event of an unexpected occurrence. The succession plans are updated and reported to the Board at least annually.

Limitations on Other Board Service

The Board has adopted restrictions, consistent with market standards, on the number of outside publicly-traded company boards and audit committees on which Directors may serve. The Board established the following limits to ensure Directors are able to dedicate sufficient time to Regions' Board:

Director Category	Limit on publicly-traded company board and audit committee service, including Regions
All Directors	4 boards maximum
Directors holding an executive officer position	2 boards maximum
Directors serving as a board chair or lead independent director	3 boards maximum
Directors who serve on Regions' Audit Committee	3 audit committees maximum

The NCG Committee may grant exceptions to the limits on a case-by-case basis after determining that so serving will not impair the Director's service on Regions' Board in light of the Director's other time commitments, record of attendance at Board and committee meetings, potential conflicts of interest, and other legal considerations. Throughout the year, the NCG Committee monitors the service of the Company's Directors on boards and board committees of other companies and consults with Directors, as needed, to assess the potential impact on the individual Director's ability to devote sufficient time and attention to their duties as a Director of Regions. Further, Regions' Corporate Governance Principles require that Directors review proposed service on the board of any additional public company with the NCG Committee prior to accepting any such position.

All 14 Director nominees are in compliance with Regions' limitations on service on other publicly-traded company boards.

Director Independence

Our Board is committed to maintaining objective, independent oversight of management in upholding its responsibilities to our shareholders and in carrying out the strategic objectives of Regions. The value we place on the independence of our Directors is reflected in our corporate governance documents, Board committee charters, annual independence review of our Board members, and the strong, independent leadership of our Lead Independent Director.

The Board, on an annual basis, affirmatively determines the independence of each Director and nominee for election as a Director. In determining Director independence, our Board considers the NYSE's listing standards and the standards set forth in our Corporate Governance Principles. For our Directors to be considered "independent directors" under the NYSE's listing standards, our Board must make an affirmative determination that each such Director does not have a "material relationship" with Regions (either directly or as a partner, shareholder, or officer of an organization that has a relationship with Regions). The NYSE's listing standards also include bright-line tests that preclude a determination of independence. To aid in conducting this evaluation, our Corporate Governance Principles describe relationships and transactions involving Regions that, in the absence of unusual facts and circumstances, are presumptively not material for independence purposes in that they would not impair a Director's exercise of independent judgment or compromise the oversight role that an independent Director is expected to perform for the Company.

Pursuant to our Corporate Governance Principles, a majority of our Board must be independent. In addition, in accordance with our Board committee charters and applicable law, members of the Audit Committee, the CHR Committee, and the NCG Committee must meet the independence requirements of the NYSE and the SEC, as well as any other applicable laws, rules, and regulations governing independence. Pursuant to the charters of the Risk Committee and the Technology Committee, the members of such committees must also qualify as independent under the NYSE's listing standards and other applicable laws, rules, and regulations governing independence.

BOARD INDEPENDENCE DETERMINATIONS

In February 2025, the Board and NCG Committee conducted their annual review of each Director's independence. The Board, based upon the recommendation of the NCG Committee, affirmatively determined that each Director is an independent Director, other than John M. Turner, Jr., Regions' Chairman, President and CEO. Accordingly, approximately **93 percent of Regions' current Directors**, as well as all members of the Audit Committee, the CHR Committee, the NCG Committee, the Risk Committee, and the Technology Committee, are independent directors within the meaning of the listing standards of the NYSE. The following current Directors have been affirmatively determined by the Board to be independent: Mark A. Crosswhite; Noopur Davis; Zhanna Golodryga; J. Thomas Hill; Roger W. Jenkins; Joia M. Johnson; Ruth Ann Marshall; James T. Prokopanko; Alison S. Rand; William C. Rhodes, III; Lee J. Styslinger III; José S. Suquet; and Timothy Vines. Director Turner is employed by Regions. Therefore, under the NYSE bright-line "material relationship" tests, he was determined not to be independent. As such, he is not considered in the remaining independence determinations that follow.

TRANSACTIONS WITH DIRECTORS

The following chart reflects transactions and relationships, as applicable, between Regions and:

- our non-management Directors or their immediate family members;
- a company or charitable organization of which the non-management Director or the Director's immediate family member is, or was during 2024, a partner, officer, or employee; or
- a company in which the non-management Director or the Director's immediate family member holds a significant ownership position.

All of these transactions were considered by our Board in making its determination with respect to each of our non-management Directors' independence. In each case, the Board concluded that, in light of the applicable independence standards of the NYSE and the description of relationships and transactions contained in the Corporate Governance Principles, such relationships would not be considered to impair any of these Directors' individual exercise of independent judgment or compromise the oversight role that an independent Director of Regions is expected to perform, and therefore, are not material.

	"Ordinary Course" Customer Relationships [1]	Loans or Extensions of Credit [2]	Charitable Contributions [3]	Other Relationships [4]	Family Relationships [5]
Mark A. Crosswhite	■	■	■	■	None
Noopur Davis	None	None	None	■	None
Zhanna Golodryga	■	None	None	None	None
J. Thomas Hill	■	None	■	■	None
Roger W Jenkins	■	■	■	■	None
Joia M. Johnson	None	None	■	■	None
Ruth Ann Marshall	■	None	None	■	None
James T. Prokopanko	None	None	None	■	None
Alison S. Rand	None	None	■	None	None
William C. Rhodes, III	None	None	■	■	None
Lee J. Styslinger III	■	■	■	■	None
José S. Suquet	None	None	None	None	None
Timothy Vines	■	■	■	■	None

(1) "Ordinary Course" customer relationships are transactions or relationships with Regions or its subsidiaries, such as deposit, brokerage, trust, or other financial services relationships in the ordinary course of Regions' banking and/or brokerage business, that are established and administered on terms and conditions no more favorable than those afforded to any similarly situated customer.

(2) Includes a loan or extension of credit, including credit card accounts, that was made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons; involves no more than the normal risk of collectability; and presents no other unfavorable features.

(3) Directors serve solely as a member of the board of directors of a charitable organization to which Regions or its subsidiaries made charitable contributions of less than the greater of $1 million or 2% of such organization's consolidated gross revenues.

(4) Other relationships include:

(a) service as only a director by: Director Styslinger at Workday (Regions paid Workday approximately $5.0 million for services in 2024; Mr. Styslinger is an advisor to Workday's Board of Directors); and Directors Johnson, Marshall, Prokopanko, Styslinger, and Vines at companies that, along with certain of their subsidiaries, are customers of Regions for typical commercial banking products and services, including loans and leases, on terms no more favorable than for other Regions customers, and for which Regions receives customary interest and fees;

(b) Regions' arm's-length business relationships with: Comcast Cable, for whom Director Davis serves as an officer (Regions paid Comcast Cable approximately $204,201 for customary cable and internet services in 2024); Vulcan Materials Company, for whom Director Hill serves as an executive officer (Vulcan Materials Company conducts normal and customary banking business with Regions); Murphy Oil Corporation, for whom Director Jenkins served as an executive officer in 2024 (Murphy Oil Corporation conducts normal and customary banking business with Regions); AutoZone, for whom Director Rhodes serves as an executive officer (AutoZone conducts normal and customary banking business with Regions); Altec Inc., in which Mr. Styslinger holds a significant ownership percentage (Altec Inc. conducts normal and customary banking business with Regions); and Blue Cross and Blue Shield of Alabama ("BCBSAL"), for whom Director Vines serves as an executive officer (Regions paid BCBSAL approximately $10.1 million in third-party administrative fees in 2024; BCBSAL conducts normal and customary banking business with Regions);

(c) Regions' ordinary-course employment relationship, in a capacity other than as an executive officer, with an immediate family member of Director Crosswhite (compensation paid is below thresholds for related person transaction disclosure pursuant to NYSE rules and Regions' Corporate Governance Principles); and

(d) Directors Hill, Prokopanko, and Styslinger's common service on the board of Vulcan Materials Company, where Director Hill also serves as an executive officer; and Directors Johnson and Marshall's common service on the board of Global Payments Inc.

(5) No immediate family relationship exists between any of our Directors or executive officers and any other Directors or executive officers.

ADDITIONAL DETERMINATIONS MADE BY THE BOARD

The Board has affirmatively determined that Directors Rand, Rhodes, Suquet, and Vines satisfy the definition of an "audit committee financial expert" set out in Item 407(d) of Regulation S-K under the Exchange Act, that each member of the Audit Committee continues to qualify for membership on the Audit Committee under SEC rules and the NYSE's listing standards, and that each member of the Audit Committee is "independent" under the NYSE's listing standards, including the heightened independence requirements of Exchange Act Rule 10A-3. Additionally, Directors Rand, Rhodes, Suquet, and Vines have "accounting or related financial management expertise" as described in Section 303A.07 of the NYSE's Listed Company Manual, and banking or related financial management expertise as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991.

In addition, the Board has determined that each member of the CHR Committee has satisfied the heightened independence tests required by the NYSE's listing standards. The Board has also determined that Director Suquet is a "risk management expert" as defined by Regulation YY, which implements certain of the enhanced prudential standards mandated by Section 165 of the Dodd-Frank Act. Lastly, all members of Regions' standing committees satisfy the independence tests promulgated by the NYSE.

Meetings and Attendance

BOARD AND COMMITTEE MEETINGS IN 2024

Regular Board and committee meetings are held at such times as the Board and committees, respectively, may determine. Such meetings, however, typically occur no less frequently than on a quarterly basis. Special meetings may be called upon appropriate notice at any time.

The Audit Committee and the Risk Committee hold a joint meeting annually and may otherwise meet at their discretion to review and discuss topics of interest to both committees. In addition, the Risk Committee and the CHR Committee hold at least one joint meeting annually. From time to time, other committees also meet jointly so as to streamline necessary actions.

In preparation for the meetings, the Chair of each committee typically meets individually with management to discuss the materials and key topics for the upcoming meeting. Upon request, other Directors may meet with management or other associates to obtain additional information prior to the meetings. Further, at regularly scheduled Board and committee meetings, management and other Regions associates typically present to the Directors on a variety of topics. Importantly, pursuant to our Corporate Governance Principles, Board members have complete access to the Company's management and associates and may arrange such meetings directly.

The following table shows the number of Board and committee meetings held in 2024:

Committee	Meetings Held (#)
Board of Directors	8
Audit Committee	9
CHR Committee	6
NCG Committee	5
Risk Committee	4
Technology Committee	5
Joint Meeting of Audit Committee and Risk Committee	1
Joint Meeting of CHR Committee and Risk Committee	1
Total Board and Committee Meetings Held in 2024	**39**

MEETINGS OF INDEPENDENT DIRECTORS

The independent Directors meet in an executive session at each regular in-person meeting of the Board and have the opportunity to meet in executive sessions during regular Board meetings that are held virtually. These executive sessions provide the opportunity for discussion of the CEO's performance, executive compensation, succession planning, critical strategic matters, and other topics that should, in certain instances, be discussed without management being present. Director Marshall, following her appointment as Lead Independent Director in April 2024, presided over all such executive sessions of the independent Directors.

In addition to the full Board, each standing committee typically meets in an executive session presided over by the committee's Chair at each regular in-person meeting and has the opportunity to meet in an executive session during regular committee meetings held virtually.

DIRECTOR ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

Pursuant to Regions' Corporate Governance Principles, Directors are expected to attend and participate in all Board meetings and meetings of committees on which they serve. Directors are expected to be available for consultation with management as requested from time to time.

In 2024, all incumbent Directors then in office attended at least 75 percent of the aggregate number of meetings held by the Board and by committees of which they were members.

Incumbent Directors' attendance at Board and committee meetings averaged approximately 96% in 2024.

Director Marshall, as the Lead Independent Director, is a non-voting ex-officio participant of each standing committee on which she is not a member and attended a majority of all committee meetings held in 2024.

DIRECTOR ATTENDANCE AT THE ANNUAL MEETING

As stated in Regions' Corporate Governance Principles, Directors are expected to attend all meetings of shareholders. All incumbent Directors then in office attended the 2024 Annual Meeting of Shareholders, with the exception of Director Suquet.

Committees of the Board of Directors

Each of the Board's standing committees meets on a regular basis and operates under separate written charters approved by the Board. Each standing committee reviews and reassesses its charter on an annual basis. Each committee may form, and delegate authority to, subcommittees or, alternatively, to one or more committee members. Our By-Laws authorize the Board to create other committees as needed.

The Board has also established an **Executive Committee**, which has the authority and responsibility to exercise, during the intervals between meetings of the Board, all the powers and authority of the Board in its oversight of the business and affairs of the Company, to the extent permitted by applicable law and the Company's By-Laws. The members of the Board's Executive Committee are the Lead Independent Director, each of the standing committee Chairs, and the CEO. The Executive Committee meets on an as-needed basis.

The charters for the five standing committees, as well as for the Executive Committee, are available on our website at **ir.regions.com/governance**.

Each Director serving on any one of Regions' five standing committees has been determined by the Board to be independent. Also identified in the table below are the Directors who have been determined by our Board to be an Audit Committee Financial Expert, as defined under SEC regulations, or a Risk Committee "risk management expert," within the meaning of the Federal Reserve's Regulation YY.

Our Board has established the following five standing committees:

- *Audit Committee*
- *CHR Committee*
- *NCG Committee*
- *Risk Committee*
- *Technology Committee*

Cross-committee membership is a consideration when the NCG Committee recommends committee member assignments to the Board, and most Directors serve on multiple committees. The Lead Independent Director serves as a non-voting ex-officio participant of each standing committee on which she is not a member and attends the majority of those committee meetings. All Directors have access to all committee materials and are invited to attend all committee meetings, regardless of their committee membership. The following table indicates the current members and Chairs of each of the Board's committees:

	Committees					
Director Name	**Audit**	**CHR**	**NCG**	**Risk**	**Technology**	**Executive**
Mark A. Crosswhite	Member		Member			
Noopur Davis				Member	Member	
Zhanna Golodryga				Member	Chair	Member
J. Thomas Hill		Member	Member			
Roger W. Jenkins				Member	Member	
Joia M. Johnson		Chair	Member			Member
Ruth Ann Marshall ☆	□	Member	Chair	□	□	Chair
James T. Prokopanko			Member	Chair		Member
Alison S. Rand $	Member				Member	
William C. Rhodes, III $	Member	Member				
Lee J. Styslinger III				Member	Member	
José S. Suquet $ ▲	Chair			Member		Member
John M. Turner, Jr. ★						Member
Timothy Vines $	Member	Member				

■ Committee Chair ■ Committee Member $ Financial Expert ▲ Risk Management Expert
★ Chair of the Board ☆ Lead Independent Director □ Non-Voting Ex-Officio Participant

AUDIT COMMITTEE



Chair:
José S. Suquet

ADDITIONAL COMMITTEE MEMBERS:

Mark Crosswhite

Alison Rand

Bill Rhodes

Tim Vines

MEETINGS IN 2024:

9 (plus 1 joint meeting with the Risk Committee)

The Audit Committee Report can be found on page 70.

Message from the Audit Committee Chair

In 2024, the Audit Committee continued its oversight of the Company's financial statements and the financial reporting process, including matters related to internal accounting and financial controls. As the Chair, I meet regularly with the leadership team from internal audit, executives, and other members of management, as well as our independent auditing firm, to preview meeting topics and materials and to gain valuable insight into the scope and results of audit activities.

Also during 2024, the Audit Committee members benefited from educational sessions provided to the full Board that have facilitated the Committee's oversight of current and emerging matters. These sessions covered topics such as the state of the banking industry, balance sheet hedging, cybersecurity, Regulation O, BSA/AML and OFAC regulations, as well as annual trainings on corporate security and the Code of Conduct. Additionally, the Audit Committee received regular updates on critical accounting estimates, including the allowance for credit losses, fair value measurements, intangible assets including goodwill, residential mortgage servicing rights, and income taxes.

The Audit Committee's composition is strong, consisting of members who bring valuable experience to the Committee, including Alison's and Bill's significant financial and accounting backgrounds, and Mark, Bill, and Tim's experience as chief executives. Their skills and perspectives further contribute to an Audit Committee that is well positioned to provide robust oversight of the Company's financial reporting and audit processes, while ensuring the Company is prepared to respond to and manage risks and regulatory developments in 2025 and beyond.

José Suquet
Audit Committee Chair

Key Responsibilities

- Assist and advise the Board in monitoring:
  - Integrity of the Company's financial statements and the financial reporting process, including matters relating to internal accounting and financial controls
  - Independent auditor's qualifications and independence
  - Performance of the Company's internal audit function and independent auditor
  - Compliance with legal and regulatory requirements
- Appoint, retain, or replace and oversee the work and compensation of the independent auditor
- Oversee, review, and evaluate the Company's relationship with the independent auditor and the independent auditor's performance and independence
- Consider whether, in order to assure continuing auditor independence, there should be regular rotation of the independent auditor
- Pre-approve all auditing services and, subject to certain de minimis exceptions, permitted non-audit services to be performed by the independent auditor
- In coordination with the Risk Committee, discuss with management the Company's major financial risk exposures and steps management has taken to monitor and control such exposures
- Review and discuss financial statements and disclosures that will be filed with the SEC and related matters and judgments
- Review and discuss non-GAAP treatment of financial information and the use of such treatment with management
- Oversee the Company's internal audit function, including its planned activities, results of completed activities, budget, and staffing

COMPENSATION AND HUMAN RESOURCES COMMITTEE



Chair:
Joia M. Johnson

ADDITIONAL COMMITTEE MEMBERS:

Tom Hill

Ruth Ann Marshall

Bill Rhodes

Tim Vines

MEETINGS IN 2024:

6 (plus 1 joint meeting with the Risk Committee)

The CHR Committee Report can be found on page 73.

As permitted by its charter, the CHR Committee has delegated certain responsibilities relating to the management and administration of the Company's employee benefit plans to management's Benefits Management and Human Resources Committee. Further, the CHR Committee has delegated to the CEO authority to determine and approve annual grants to key associates under the Long Term Incentive Plan, subject to annual grant program guidelines.

Message from the CHR Committee Chair

I was honored to continue serving as Chair of the CHR Committee during 2024. Over the past year, the CHR Committee oversaw the Company's executive compensation and human capital management efforts. The CHR Committee worked with management to review the Company's compensation plans and establish corporate performance incentive goals that support the Company's strategy and directly impact NEO compensation. In that regard, I have been pleased that incentive compensation outcomes nicely align with the strong performance the Company achieved in 2024. The Committee also continued its oversight of total rewards, corporate culture, talent management, management succession planning, and associate conduct. In addition, the CHR Committee oversaw the preparation of the 2025 Long Term Incentive Plan and associated proposed share authorization, which is being submitted to our shareholders at this meeting and would enable the Company to provide equity-based incentives intended to align the long-term interests of associates and non-management Directors with our shareholders.

We were pleased to welcome Bill Rhodes to the Committee in 2024, whose significant experience as a chief executive has allowed him to fully engage in his first year of service on the Committee. Overall, our members' wide-ranging skills and experiences continue to bring distinct perspectives on the Committee's responsibilities and the Company's compensation programs as we oversee management's progress toward the Company's compensation and human capital goals.

Joia Johnson
CHR Committee Chair

Key Responsibilities

- Oversee the establishment, maintenance, and administration of the Company's compensation plans and programs
- Approve the Company's overall compensation philosophy
- Monitor the alignment of the Company's plans and programs with the Company's strategic and financial objectives and the risk appetite and tolerances established by the Board
- Review and approve all Company goals and objectives relevant to the CEO's compensation and evaluate the CEO's performance in light of those goals and objectives
- Determine and approve the CEO's compensation and, in consultation with the CEO, the compensation of the executive officers and certain other senior officers
- Establish and administer corporate performance goals and certify when such performance goals have been attained
- Review and approve any proposed employment agreement with, or new hire award or payment to, any prospective or current executive officer; and any severance; change-in-control; or similar termination agreement, award, or payment proposed to be made to any current or former executive officer
- In consultation with the Risk Committee, ensure that the compensation and incentives granted to the CRO are consistent with providing an objective assessment of the risks taken by the Company
- Approve any new equity compensation plan or any material change to an existing plan where shareholder approval is not required
- Review and make recommendations as to the form and amount of Director compensation and the Directors' stock ownership guidelines
- Oversee the Company's Human Capital Management, including but not limited to associate conduct, engagement, and career progression, corporate culture and inclusion, performance management, talent management, management succession, total rewards, and employment practices
- Coordinates with the NCG Committee to oversee CEO succession planning and relevant Human Capital Management matters
- Oversee corporate culture with a focus on (i) aligning culture and human capital management with the Company's corporate strategy and (ii) ensuring that management's efforts and programs foster and support a company-wide culture of ethical decision making
- Oversee the Company's Code of Business Conduct and Ethics and any other programs related to ethics, business conduct, or conflicts of interest

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE



Chair: Ruth Ann Marshall

ADDITIONAL COMMITTEE MEMBERS:

Mark Crosswhite

Tom Hill

Joia Johnson

Jim Prokopanko

MEETINGS IN 2024:

5

Message from the NCG Committee Chair

The last year has presented many challenges for governance committees, as the need to monitor the governance landscape and balance the varying perspectives of many stakeholders emerged as critical priorities for companies. In this respect, it is important that Regions employ corporate governance practices that align with Regions' strategy and its mission to create shared value for its stakeholders. Due to many years of strategic and intentional Board refreshment lead by the NCG Committee, the Board is well-positioned to oversee the Company's response to these challenges.

In connection with our ongoing analysis of Board composition and needs, the NCG Committee was pleased to recommend the addition of Roger Jenkins to the Board in early 2025. Roger has contributed to the Board immediately, providing a fresh perspective and asking the tough questions, a skill that he developed over many years as the chief executive of a large public company in a strategic, global industry. We also welcomed Tom Hill to the NCG Committee in 2024 and have benefited from his commitment to governance practices that support Regions' mission.

The NCG Committee also leveraged new technology in 2024, as we oversaw the enhancement of the Board self-evaluation program with the implementation of electronic questionnaires to support actionable feedback. Facilitated by aggregated reporting and detailed analysis of Director responses, Directors were able to more effectively highlight what we are doing well, as well as opportunities for future improvement of Board practices. We look forward to building on this initiative in 2025.

Finally, the NCG Committee was proud to see Regions' Corporate Governance team recognized nationally with awards for its shareholder engagement program and for the Governance team as a whole. With support from members of management that remain focused on staying ahead of the evolving governance landscape, the NCG Committee is confident we will be able to effectively execute our oversight responsibilities in any environment.

Ruth Ann Marshall
NCG Committee Chair

Key Responsibilities

- Assist and advise the Board in:
  - Identifying, considering, and evaluating individuals qualified to become Board members
  - Establishing and maintaining effective corporate governance policies and practices, including developing and recommending to the Board a set of corporate governance principles applicable to the Company
  - Exercising general oversight with respect to corporate governance
  - Leading the Board and committees in reviewing the Company's governance-related disclosures
  - Overseeing the Board's Director succession planning process
- Oversee the Company's and Directors' engagement with institutional shareholders, proxy advisors, and other interested parties and assess feedback with respect to corporate governance and related matters
- Periodically assess the Board's leadership structure, including why the Board's leadership structure is appropriate, taking into consideration the specific characteristics or circumstances of the Company
- Monitor Directors' service on other boards to ensure that each Director has adequate time to appropriately serve on Regions' Board
- Review, assess, and monitor compliance with the Company's Corporate Governance Principles
- Monitor the orientation and continuing education program for Directors
- Oversee the Company's mission-driven practices and reporting, including reviewing the Company's Shared Value strategy, initiatives, and policies and receiving updates from members of management responsible for those activities
- Facilitate and oversee the Board's self-evaluation process
- Oversee the Company's corporate governance policies, including the Certification of Incorporation, By-Laws, and other documents and policies in the Company's corporate governance framework
- Review shareholder proposals and any Board response

RISK COMMITTEE



Chair:
James T. Prokopanko

ADDITIONAL COMMITTEE MEMBERS:

Noopur Davis

Zhanna Golodryga

Roger Jenkins

Lee Styslinger

José Suquet

MEETINGS IN 2024:

4 (plus 1 joint meeting with the Audit Committee and 1 joint meeting with the CHR Committee)

Message from the Risk Committee Chair

In my first year as the Chair of the Risk Committee, we oversaw management's strong progress toward the Company's risk management goals. During 2024, the Risk Committee effectively monitored parameters and tolerances for risk taking by the Company to ensure we remain in alignment with our established risk appetite. Following the turmoil in the banking industry in early 2023, the Risk Committee has remained focused on ensuring Regions is effectively managing market and liquidity risk exposures. The Risk Committee continued to provide oversight of credit risk in response to economic headwinds, particularly for portfolios of heightened risk, and monitored capital adequacy, enterprise compliance, cybersecurity and financial crimes (including fraud and BSA/AML/OFAC), and the overall internal control environment.

Notwithstanding these significant risks, the Risk Committee also effectively monitored other key risks to the Company, including, among others, heightened regulatory compliance scrutiny and evolving regulations, core infrastructure modernization, asset/liability management, business resilience, model performance, customer complaints, and third-party risk management. Further, the Risk Committee monitored the ongoing integration of acquisitions in alignment with the Company's enterprise risk management framework and preparations to meet resolution planning requirements.

The Risk Committee will continue to work with management and outside experts with the goal of ensuring prudent and effective risk oversight within the fast-paced and ever-changing financial services industry.

Jim Prokopanko
Risk Committee Chair

Key Responsibilities

- Oversee the Company's enterprise-wide risk management framework, including policies, strategies, and systems established by management to identify, measure, mitigate, monitor, and report major risks, including emerging risks and other enterprise risks
- Establish the Board's risk appetite parameters to be used by management to operate the Company within the Enterprise Risk Appetite Statement
- Monitor the Company's performance to ensure alignment with the tolerance levels articulated in the Enterprise Risk Appetite Statement
- In coordination with the CHR Committee, ensure that the compensation of the Chief Risk Officer is consistent with providing an objective assessment of the risks taken by the Company
- Approve, at least annually, the contingency funding plan that sets out the Company's strategies for addressing liquidity needs during liquidity stress events
- Oversee the Company's credit risk rating system and approaches to asset/liability management, including trading and derivatives activities
- Oversee the Company's Credit Review function, including approving the appointment of the Director of Credit Review and reviewing their performance and compensation
- Supervise the Company's efforts to address operational risk, which include information technology/security activities, disaster recovery, business resiliency, crisis management, and third-party risk management
- Monitor and oversee the Company's compliance risk program, including BSA/AML/OFAC activities, and compliance with other legal and regulatory obligations
- In coordination with the NCG Committee, oversee matters related to environmental and social risk management

TECHNOLOGY COMMITTEE



Chair:
Zhanna Golodryga

ADDITIONAL COMMITTEE MEMBERS:

Noopur Davis

Roger Jenkins

Alison Rand

Lee Styslinger

MEETINGS IN 2024:

5

Message from the Technology Committee Chair

Throughout 2024, the Technology Committee continued to oversee and support key transformation and modernization efforts at Regions, as well as several strategic organizational changes to align to the business and modernize the structure of the Technology organization, all while remaining focused on technology trends and their potential impact on Regions.

The Committee continued to oversee the collective efforts of the Transformation Office, the Technology group, and the business groups toward delivering on core deposits and lending modernization outcomes, as well as omnichannel, personalization, and other innovative capabilities that can be leveraged more broadly by the enterprise. In connection with these projects and others, the Committee reviewed and approved related investments, oversaw the management of internal resources, and provided guidance with respect to Regions' change management efforts. In coordination with the Risk Committee, the Technology Committee also closely monitored activities and risks associated with information technology and security, including cybersecurity and data privacy.

In January 2025, the Technology Committee was pleased to welcome new Board member Roger Jenkins to the Committee, and we are already benefiting from Roger's insights. Throughout the year, the Committee will remain focused on providing oversight with respect to the overall role of technology in executing business strategy and Regions' enterprise business transformation.

Zhanna Golodryga
Technology Committee Chair

Key Responsibilities

- Oversee the role of technology in executing the Company's business strategy, including with respect to the Company's operations, performance, innovation, management's activities, and related communications
- Monitor the technology expenditures of the Company and its business segments
- Supervise significant technology investments in support of the Company's technology strategy and operations
- Monitor technological, digital, and commercial innovation in the Company's industry and the Company's related growth and competitive position
- Oversee the Company's innovation and technology acquisition processes
- Review critical technology, data and analytics, and digital programs and projects with business and information technology personnel to understand the functionality, quality, business benefits, and customer adoption
- Supervise the Company's culture and talent strategy related to technological and digital transformation
- Monitor and oversee the Company's technology operations including, among other things, software development project performance, technical operations performance, technology architecture, quality of digital products and services, significant technology investments, and information technology/security activities
- Coordinate with the Risk Committee on risk assessment and management associated with technology-related strategic investments, major technology vendor relationships, and risks associated with information technology and security activities, including cybersecurity and data privacy

Risk Management Oversight

OVERVIEW OF THE BOARD'S ROLE IN THE RISK MANAGEMENT PROCESS

The foundation of the Company's risk management efforts is established by the Board. The Board reviews, approves, and oversees management's creation and implementation of the Company's short- and long-term strategic objectives. These objectives are communicated through a strategic plan, in alignment with the Board's Enterprise Risk Appetite Statement, which is presented by management and approved by the Board each year. The Board reviews and approves the Company's annual budget and all significant financial expenditures over certain policy limits, to ensure the integration of risks and results into financial performance. The Board approves the Capital Plan prior to its submission to the Federal Reserve and certain actions taken throughout the Plan's lifespan to execute it. The Board also assures appropriate enterprise-wide risk management by overseeing the processes used to evaluate the Company's internal controls, risk management, financial reporting, governance processes, significant environmental and social matters, human capital management, and legal and regulatory compliance. These responsibilities are thoughtfully delegated to the Board's five standing committees, which provide regular reports to the full Board on their respective activities.

Oversight

Board of Directors

- Strategic planning and objectives
- Budget and capital planning



Board-level Committees

Risk Committee	Audit Committee	CHR Committee	NCG Committee	Technology Committee
■ Enterprise risk management framework and policies ■ Performance versus risk appetite and tolerance	■ Financial reporting ■ Internal controls ■ Independent auditor and Internal Audit function	■ Compensation plans and programs ■ Human Capital Management ■ Talent management and succession planning	■ Corporate governance ■ Board composition and refreshment ■ Mission-driven practices and disclosures	■ Information technology/security activities ■ Technology and digital transformation strategy

RISK COMMITTEE

The core policies and practices underlying the Company's risk culture are primarily overseen by the Board's Risk Committee. The Risk Committee is responsible for fostering a strong risk management culture by setting the tone at the top. Each year, the Risk Committee approves the Risk Management Framework, which serves as the foundation for how Regions manages risk. This framework outlines Regions' approach to effective risk management practices and is designed to ensure the Company remains within the bounds of our risk appetite, which is also approved annually by the Risk Committee. The Enterprise Risk Appetite Statement establishes risk tolerances, which are designed to ensure prudent risk-taking by management while also meeting business goals. Beyond these vital risk documents, the Risk Committee is also responsible for reviewing and approving certain enterprise-wide policies governing risk taking within the Company. These include policies designed to address the primary risks faced by the Company—compliance, credit, market, liquidity, operational, legal, reputational, and strategic—as well as policies aimed at managing specific risk-generating activities.

Throughout the year, the Risk Committee monitors the Company's performance to oversee alignment with established tolerance levels and risk management policies. This includes the policies, strategies, and systems established by management to identify, measure, mitigate, monitor, and report both current and emerging risks that the Company faces. The Risk Committee receives reports on key risks from management on a quarterly basis, including risk assessments of and updates on each category of risk identified in the Enterprise Risk Appetite Statement, and recommends further actions accordingly. Such reports include the Company's performance against the Enterprise Risk Appetite Statement and a Top Risk Identification Update. More focused reports on areas of risk, such as interest rate and liquidity risk management, information technology and cybersecurity, and regulatory compliance, allow the Risk Committee to effectively monitor more specific risks to the Company's safety and soundness and financial condition. The Risk Committee routinely reviews credit performance and concentrations, operational issues, trading and derivatives, major projects and litigation, and key open risk management issues (including remediation plans). To obtain this assurance on a more widespread basis, the Risk Committee coordinates risk management issues within other areas of responsibility and ensures periodic communications with the Company's federal and state regulators.

AUDIT COMMITTEE

The Board's Audit Committee supports the risk management process through its oversight of major financial risk exposures. This responsibility is primarily accomplished through the Audit Committee's oversight of the Company's financial reporting and internal controls. The Audit Committee reviews the Company's financial statements, reports, disclosures, and reporting process, including conformance to accounting principles and critical accounting policies and use of non-GAAP measures, to assess the underlying information's quality, integrity, and consistent application of financial reporting requirements and accounting principles.

The Audit Committee also receives internal and external evaluations of the Company's internal accounting and financial controls, reviews the Company's critical accounting estimates and related policies annually, and reviews the process used to identify significant internal controls over financial reporting. These activities allow the Audit Committee to evaluate management's risk-based judgments and resulting efforts to monitor and control major financial risk. Similarly, the Audit Committee receives reports from management and outside advisors, when necessary, on the effectiveness of the Company's processes for ensuring legal and regulatory compliance.

CHR COMMITTEE

The CHR Committee complements Board efforts by overseeing risk management related to the Company's compensation philosophy and practices and Human Capital Management. The CHR Committee discusses and evaluates the Company's compensation plans and programs for alignment with overall strategic and financial objectives, which includes consulting with senior risk managers to ensure the programs and plans support the Company's risk appetite and tolerances. The CHR Committee also approves the compensation plans, including base salary, long-term compensation, incentives, benefits, and perquisites, for the Company's executive and senior officers. Among these, the CHR Committee oversees the Company's exposure to material risk by reviewing that the plans' designs avoid excessive risk-taking and mitigate associated risks through controls and risk management processes. To that end, the CHR Committee also oversees management's ongoing monitoring and independent validation of the effectiveness of the Company's incentive compensation policies.

Additionally, the CHR Committee provides oversight of the Company's strategies and policies for Human Capital Management, under which the CHR Committee oversees total rewards, corporate culture and inclusion, talent management, management succession, and associate conduct, including reviewing and overseeing implementation of the Code of Conduct.

NCG COMMITTEE

The NCG Committee oversees risks related to Board composition, leadership, independence, and structure and assists the Board in establishing and maintaining effective corporate governance policies and practices. Such measures include, for example, oversight of transactions with related persons to help ensure any independence-related risks are addressed appropriately, as well as reviewing and approving the Company's insider trading policy. The NCG Committee also monitors the priorities and expectations of Regions' various stakeholders, including shareholders, customers, associates, and communities, as well as federal and state regulatory and governmental entities, on environmental, social, and governance issues and the risks that arise from differences in those perspectives. Finally, the NCG Committee oversees Director orientation and continuing education, which may cover current and emerging risks.

TECHNOLOGY COMMITTEE

The Technology Committee assists the Board in fulfilling its oversight responsibilities with respect to risks associated with the role of technology in executing the Company's business strategy, including, but not limited to, (i) technology, digital, and innovation strategy, performance, and operations, (ii) significant technology investments and expenditures, (iii) project management, and (iv) emerging trends in technology and digital transformation.

Throughout the year, the Technology Committee reviews critical technology, data and analytics, digital, and cybersecurity programs to understand functionality, quality, business benefits, and customer adoption. The Technology Committee monitors the Company's technological, digital, and commercial innovations related to growth and competitive position, as well as critical technology programs and projects.

EXECUTIVE COMMITTEE

The Executive Committee, though not considered a standing committee, meets on an as-needed basis between regularly scheduled Board meetings to address matters that either require prompt attention or are deemed appropriate by the members of the Executive Committee for it to consider on behalf of the Board. This provides the Board with an added level of flexibility to handle matters on an ad hoc basis that may, among other things, pose risk to the Company.

ADDITIONAL RISK MANAGEMENT THROUGH CONSTITUTION AND COLLABORATION

Each of the five standing Board committees is composed entirely of Directors whom the Board has affirmatively determined to be "independent" under NYSE standards. This intentional approach to committee composition facilitates the effectiveness of executive sessions, which the committees hold regularly with individual members of the Company's management, including the Chief Risk Officer, the Chief Audit Executive, and the Director of Credit Review. The independence of these Board committees' members within the setting of an executive session promotes the Directors' ability to discuss openly, and thereby provides more effective oversight of the Company's work to identify, measure, mitigate, monitor, and report risks.

The risks associated with a number of significant Board objectives are mitigated by cross-committee collaboration, which allows the examination of the same objective through different risk lenses, thereby allowing more efficient oversight of the Company's risk management efforts. Examples of these collaborations include overseeing the determination of the Company's allowance for credit losses (Risk Committee and Audit Committee); reviewing management's annual risk assessment on the effectiveness of the Company's compensation system, especially for consistency with safety and soundness (CHR Committee and Risk Committee); determining that the compensation of the Chief Risk Officer promotes effective risk assessment (CHR Committee and Risk Committee); and overseeing risk management associated with information technology, cybersecurity, and data privacy (Risk Committee and Technology Committee).

RELATIONSHIP OF COMPENSATION POLICIES AND PRACTICES TO RISK MANAGEMENT

Because the assumption of risk is an inherent part of our business, we must ensure that our compensation decisions are guided not only by our Company's mission, values, vision, and purpose, but also by our Board's defined risk appetite for overall risk capacity, financial strength, and risk-reward evaluation. Because this is an ongoing process, our CHR Committee is charged with monitoring the effect that changes in the risk environment could have on our existing compensation-related risk management practices.

As a foundational principle, we adhere to compensation policies and practices that simultaneously support a strong risk management culture and reward long-term value. As we describe in the *CD&A,* we intentionally align our compensation philosophy for all associates with how we manage risk. Compensation plans and programs are designed, periodically reviewed, and revised by the CHR Committee and management to ensure they continue to support the long-term growth of and the strategic direction for the Company. The CHR Committee also oversees that these plans and programs are determined and implemented in accordance with the laws, rules, and regulations applicable to the Company.

Consistent with effective risk management principles, base salaries of associates are competitive, represent a significant portion of compensation, and are reviewed on an annual basis in a Company-wide exercise. They are crafted and regularly reviewed so as to prevent excessive risk taking aimed at increasing compensation levels. Variable compensation payments are made to many associates within the Company and provide an important tool to motivate associates to excel at executing our business plans. Variable incentive plans are carefully designed to align associate and stakeholder interests and represent a small percentage of total revenue. Additionally, variable incentive plans are governed by a comprehensive set of reviews, alignment tools, and programs to ensure that adequate risk management controls are in place. Finally, compensation decisions are subject to scrutiny by the CHR Committee and senior management so that focus remains on important factors such as effective risk management; compliance with internal controls and ethical conduct standards; competition for top talent; market-based pay levels; and the need to attract, develop, grow, and retain the Company's current and future leadership team.

Certain practices established by the Company and overseen by the CHR Committee to manage risk related to compensation practices include:

- Establishment of a broad, robust compensation recoupment program, including the development, review, and approval of the SEC-required clawback policy and the misconduct-based clawback policy;
- Institution of a program providing guidance to business leadership as to the appropriate use of discretion in compensation decisions;
- Establishment of a program covering adverse risk events and how we consider those events in making compensation decisions;
- Assembling a centralized group that assists the business groups and units with the design of their incentive plans, so that such plans align with the Company's and groups' business strategies, guiding principles for variable compensation, risk appetite, and all relevant guidelines and programs;
- Establishment of a comprehensive internal governance process covering the administration of our incentive compensation programs;
- Putting in place effective compliance, internal control, disclosure review, and reporting programs; and
- Developing and implementing long-term compensation awards that are subject to substantial future vesting requirements and risk of forfeiture. Vesting requirements include the passing of time, and performance against predetermined goals.

As more fully described in the *CD&A*, the CHR Committee oversees our compensation practices and meets at least annually with the Chief Risk Officer to review incentive compensation arrangements for associate compensation plans in order to identify any features that might encourage unnecessary and excessive risk-taking or manipulation of earnings. The CHR Committee then collaborates with senior risk managers to establish and maintain processes and procedures and engage personnel to manage these compensation-related risks. The CHR Committee also undertakes an annual review of management's risk assessment on the effectiveness of the Company's overall compensation system, particularly its consistency with safety and soundness principles.

Based on our approach to enterprise risk management, including the comprehensive risk review of our incentive compensation plans, our risk assessments for significant businesses and staff functions, and the continued emphasis on incorporating risk-mitigating practices and performance requirements within our compensation programs, we believe any risks arising from our compensation plans, programs, and practices are not reasonably likely to have a material adverse effect on the Company, and do not incentivize our associates to take unnecessary or excessive risk.

Cybersecurity Oversight

As a company that deals with large volumes of sensitive customer information and financial transactions, Regions treats cybersecurity risk as a key operational risk within its enterprise-wide risk management framework. Regions' system of internal controls also incorporates an organization-wide protocol for the reporting and escalation of cybersecurity matters, including to management and the Board. The Board also receives updates on the Company's enterprise services, which includes resilience, information technology, and cybersecurity. The Board considers both business and technical resilience, cybersecurity and technological innovation, and privacy considerations, along with related risk considerations and mitigation efforts, within the Company's strategic plan.

The Board is actively engaged in the oversight of Regions' continuous efforts to reinforce and enhance its operational resilience and receives education on the cybersecurity landscape. The Board oversees the management of cybersecurity and related risks primarily through its Risk Committee, which is supported by various management level risk committees under the Risk Committee's purview. The Board's Risk Committee annually reviews and approves the Company's information security policy; reviews information and regular reports on the topic from members of management on at least a quarterly basis; and recommends actions and other steps to be taken, as it deems appropriate. Additionally, the Board's Audit Committee periodically receives reports on the Information Security Program prepared by the Chief Information Security Officer and the Company's Risk Management and Internal Audit functions. The Board's Technology Committee is charged with oversight of the overall role of technology in executing Regions' business strategy and coordinates with the Risk Committee on risk assessment and management associated with technology-related strategic investments, major technology vendor relationships, and risks associated with information technology and security activities. The Board annually reviews the information security program and, through its various committees, is briefed at least quarterly on cybersecurity matters. In addition, our management follows a risk-based escalation process to notify the Audit Committee and Risk Committee outside of the regular reporting cycle when they identify an emerging risk or material issue. For more information on Regions' Information Security Program and related discussion, see our Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC.

Capital Planning Process

Effectively managing and deploying capital is essential to meeting our strategic and financial objectives, as well as the expectations of our stakeholders. Regions employs a robust and mature Capital Planning Process ("CPP") that is designed to ensure capital levels are commensurate with the risk inherent in the balance sheet and sufficient to allow the Company to extend credit and meet customer needs, including in periods of severe stress. Additionally, the CPP seeks to promote the efficient use of capital while maintaining a long-term approach to capital allocation and distribution consistent with stakeholders' expectations and the Company's strategic priorities. The CPP relies upon active participation by cross-functional groups throughout the Company, including Finance, Corporate Treasury, Risk Management, Internal Audit, and the various business groups, and is overseen by a governance committee structure composed of a similarly broad cross-section of senior management as well as the Board. The governance structure is led by the senior management-level Asset/Liability Management Committee ("ALCO") and involves several key CPP-focused sub-committees of the ALCO and other relevant senior management-level committees. These include the Scenario Design Committee, Operational Risk Committee, Capital Management Committee, and Enterprise Risk Management Committee. Lastly, Regions' Board provides approval and oversight of all CPP activities, which flow from the capital plan and Capital Policy approved by the Board each year. For more information on Regions' Capital Planning and Stress Testing Framework, see our Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC.

Related Person Transactions

We may occasionally enter into or participate in transactions with certain persons related to Regions, whom we refer to as "related persons." Related persons include our executive officers, Directors, Director nominees, and beneficial owners of 5 percent or more of any class of Regions voting securities, as well as the immediate family members and certain associated entities of such persons. The Board has adopted a written Related Person Transactions Policy that provides a mechanism for identifying, evaluating, and approving or prohibiting significant transactions involving Regions and related persons.

For the purposes of this policy, a "related person transaction" is a transaction, arrangement, or relationship or any series of similar transactions, arrangements, or relationships, including any indebtedness or guarantee of indebtedness (each a "transaction") in which (i) Regions was, is, or will be a participant; (ii) the amount involved exceeds $120,000 in any fiscal year; and (iii) any "related person" had, has, or will have a direct or indirect material interest. Certain types of transactions are explicitly excluded from the policy given their nature, regardless of the amount involved.

Any proposed transaction in which a related person may have a direct or indirect material interest is subject to advance notification requirements and, if confirmed that the transaction constitutes a related person transaction, the NCG Committee's review. Facts and circumstances considered in this review include:

- The transaction's benefits to Regions;
- Its potential impact on the relevant Director's independence (if the related person is a Director, an immediate family member of a Director, or an entity in which a Director is a partner, shareholder, or executive officer);
- The availability of other sources for comparable products or services;
- The terms of the transaction, including whether those terms are available to unrelated third parties or to associates in general; and
- Whether the transaction is consistent with Regions' Code of Conduct.

The NCG Committee is authorized to approve or ratify related person transactions that are in the best interests of the Company and its shareholders and that are consistent with the Code of Conduct. Transactions that present a conflict of interest or are deemed inconsistent with the interests of Regions and its shareholders must be prohibited by the NCG Committee and cannot be entered into or continued by Regions.

There were no related person transactions in accordance with our Related Person Transactions Policy.

Regulation O Policies and Procedures

We maintain additional policies and procedures to help ensure our compliance with the Federal Reserve's Regulation O. This regulation imposes various conditions on a bank's extension of credit to Directors, executive officers, and principal shareholders and their related interests. Any such extensions of credit must comply with our Regulation O policies and procedures.

Our Regulation O policies and procedures require that extensions of credit (including interest rates and collateral) to Directors, executive officers, and principal shareholders and their related interests must:

- Be made on substantially the same terms as those prevailing at the time for comparable transactions with persons or parties who are not covered;
- Follow credit underwriting procedures no less stringent than those prevailing at the time for comparable transactions with non-covered persons or parties;
- Not involve more than the normal risk of repayment or present other features unfavorable to Regions; and
- Be reported in accordance with the Financial Institutions Rate Control and Regulatory Act of 1978 and Regulation O requirements.

In addition, the amount of covered extensions of credit cannot exceed individual and aggregate regulatory lending limits.

Our wholly owned subsidiary, Regions Bank, requires that any request for an extension of credit from a Director, executive officer, or principal shareholder or their immediate family member be reviewed by Credit Risk Governance & Policy Compliance, in consultation with the appropriate credit executive, to determine applicable compliance with our policies and procedures. All requests that fall under Regulation O require the approval of the Head of Enterprise Credit Risk. If a request would result in aggregate credit exposure of more than $500,000, a majority of the board of directors of Regions Bank must preapprove it. Reports of all extensions of credit made under Regulation O are provided to the Regions Bank board in compliance with the regulation.

All of our extensions of credit to our Directors, executive officers, principal shareholders, and their related interests comply with our Regulation O policies and procedures.

Codes of Conduct

Regions' Code of Conduct forms the foundation of our ethical culture, describing how we as a company relate to others as we conduct business and how we work together as associates according to our core values. The Code of Conduct provides information and guidance to help address a variety of legal and ethical issues, including the protection of confidential and proprietary information; the prohibition on accepting inappropriate gifts or favors; protections against harassment and discrimination; compliance with laws and regulations; the avoidance of conflicts of interest; and prompt reporting of suspected Code of Conduct violations. All associates, officers, and Directors of Regions and its subsidiaries and affiliates are expected to comply with our Code of Conduct.

The Board has also adopted a separate Code of Ethics for Senior Financial Officers that supplements the Code of Conduct and applies to the CEO, Chief Financial Officer, Principal Accounting Officer, and Controller.

The Code of Conduct and Code of Ethics are available on our website at **ir.regions.com/governance**. Regions intends to disclose within four business days, if required by applicable laws, any amendment to, or waiver from, the Code of Conduct or the Code of Ethics granted to Directors or executive officers by posting such information on our website at **ir.regions.com/governance**.

Compensation Committee Interlocks and Insider Participation

Directors who served on Regions' CHR Committee at any time during 2024 are listed below. None of the executive officers of Regions currently serves or served during 2024 on the board of directors or compensation committee of another company at any time during which an executive officer of such other company served on Regions' Board or CHR Committee.

No member of the CHR Committee is now, or has been, an officer or employee of Regions. No member of the CHR Committee had any relationship with Regions or any of its subsidiaries during 2024 pursuant to which disclosure would be required under applicable SEC rules pertaining to the disclosure of transactions with related persons.

CHR Committee Members		
	■ Joia Johnson	■ Bill Rhodes
	■ Tom Hill	■ Tim Vines
	■ Ruth Ann Marshall	

Communications between Shareholders, Other Interested Parties, and the Board of Directors

The Corporate Governance Principles adopted by the Board include a mechanism for shareholders and other interested parties to communicate with Directors. Matters that deal with the Company's general business operations are more appropriately addressed by management.

The Corporate Secretary circulates communications to the appropriate Director or Directors, with the exception of those communications that are of a personal nature or unrelated to the duties and responsibilities of the Board, including, without limitation, routine customer service complaints. Directors may review any communication upon request. The Chief Governance Officer's group maintains a log of any such communications not shared with the Board, and this log is provided to the Board on a quarterly basis. Items such as commercial solicitations, opinion survey polls, new product or service suggestions, employment resumes, job inquiries, and mass mailings are not shared with the Board nor maintained in the log.

HOW TO COMMUNICATE WITH YOUR BOARD

Shareholders and other interested parties may send Regions communications that are directed to the Board or a Board committee; the Chair of the Board or the Lead Independent Director; the non-management, independent Directors as a group; or an individual member of the Board by sending a letter with clear notation as "Board Communication" or "Director Communication" to:

Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, Alabama 35203
c/o Office of the Corporate Secretary

Communications regarding customer banking matters should be sent to the following address:

Regions Bank
Office of Customer Satisfaction
250 Riverchase Parkway East
Birmingham, Alabama 35244

HOW TO CONTACT US

Chief Governance Officer	Attention: Chief Governance Officer Governance@regions.com	**Regions Financial Corporation** **1900 Fifth Avenue North** **Birmingham, Alabama 35203**
Investor Relations	Attention: Investor Relations Investors@regions.com	
Board of Directors	c/o Office of the Corporate Secretary Attention: Board Communication	
Chair of the Board	c/o Office of the Corporate Secretary Attention: Chair of the Board	
Lead Independent Director	c/o Office of the Corporate Secretary Attention: Lead Independent Director	
Audit Committee of the Board	c/o Office of the Corporate Secretary Attention: Chair of the Audit Committee	



Ownership of Regions Common Stock

As of the Record Date on February 18, 2025, Regions had issued 946,823,355 shares of common stock, of which 905,790,679 shares were outstanding and 41,032,676 shares were held as treasury stock. Treasury stock cannot be voted.

Shareholders are entitled to one vote for each share on all matters to come before the annual meeting. Only common shareholders of record at the close of business on the Record Date will be entitled to vote at the annual meeting or any adjournment or postponement thereof.

Holders of our Depositary Shares, representing a 1/40th interest in a share of our Non-Cumulative Perpetual Preferred Stock, Series C (the "Class C Depositary Shares"), or representing a 1/100th interest in a share of our Non-Cumulative Perpetual Preferred Stock Series D (the "Class D Depositary Shares"), or representing a 1/40th interest in a share of our Non-Cumulative Perpetual Preferred Stock, Series E (the "Class E Depositary Shares"), or representing a 1/40th interest in a share of our Non-Cumulative Perpetual Preferred Stock, Series F (the "Class F Depositary Shares") are not entitled to vote at the annual meeting. As of the Record Date, 20,000,000 Class C Depositary Shares, 350,000 Class D Depositary Shares, 16,000,000 Class E Depositary Shares, and 20,000,000 Class F Depositary Shares were issued and outstanding.

Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding shareholders known to us to have beneficial ownership of more than 5 percent of our outstanding common stock, as of the dates indicated in the footnotes below:

	Amount and Nature of Beneficial Ownership	
Name and Address of Beneficial Owner	**Number of Common Shares (#)**	**Percent of Class (%)**
BlackRock, Inc. (and subsidiaries) [(1)] 50 Hudson Yards New York, New York 10001	88,029,893	9.72
State Street Corporation (and subsidiaries) [(2)] 1 Congress Street, Suite 1 Boston, Massachusetts 02114	57,570,108	6.36
The Vanguard Group, Inc. (and subsidiaries) [(3)] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	117,699,356	12.99

(1) This information was derived from the Schedule 13G/A filed on January 24, 2024, by BlackRock, Inc. and subsidiaries, which states that BlackRock, Inc. has sole voting power over 80,168,960 shares, sole dispositive power over 88,029,893 shares, and an aggregate amount beneficially owned of 88,029,893 shares as of December 31, 2023, which constitutes 9.72% of our outstanding common stock as of the Record Date. BlackRock, Inc. has not filed a Schedule 13G/A with respect to Regions since January 24, 2024.

(2) This information was derived from the Schedule 13G/A filed on January 30, 2024, by State Street Corporation and subsidiaries, which states that State Street Corporation has shared voting power over 8,076,760 shares, shared dispositive power over 57,508,135 shares, and an aggregate amount beneficially owned of 57,570,108 shares as of December 31, 2023, which constitutes 6.36% of our outstanding common stock as of the Record Date. State Street Corporation has not filed a Schedule 13G/A with respect to Regions since January 30, 2024.

(3) This information was derived from the Schedule 13G/A filed on February 13, 2024, by The Vanguard Group, Inc. and subsidiaries, which states that The Vanguard Group, Inc. has shared voting power over 1,211,998 shares, sole dispositive power over 113,450,968 shares, shared dispositive power over 4,248,388 shares, and an aggregate amount beneficially owned of 117,699,356 shares as of December 31, 2023, which constitutes 12.99% of our outstanding common stock as of the Record Date. The Vanguard Group, Inc. has not filed a Schedule 13G/A with respect to Regions since February 13, 2024.

Under a determination letter from the Federal Reserve issued in 2019, Vanguard is able to acquire up to 25% of the securities of bank holding companies, banks and similar institutions without being deemed to have acquired control, and up to 15% without having to file certain notices, so long as it complies with commitments to refrain from taking specific actions that would otherwise suggest attempts to influence or control those entities. In addition, the Federal Reserve adopted rules in 2020 that revised aspects of its rules for determining whether a shareholder has controlling influence under the Bank Holding Company Act that is based on the amount of securities owned and the types of relationships that the shareholder may have with the bank, such as business relationships or board service.

Security Ownership of Directors and Executive Officers

2025 EXECUTIVE OFFICERS

Our current executive officers, who are also designated as officers of the Company subject to Section 16 of the Exchange Act ("Section 16 Officers")[(1)], are listed below:

Name	Age	Position
John M. Turner, Jr.*	63	Chairman, President and Chief Executive Officer
David J. Turner, Jr.*	61	Chief Financial Officer
Russell K. Zusi*	50	Chief Risk Officer
David R. Keenan*	57	Chief Administrative and Human Resources Officer
Kate R. Danella	46	Head of Consumer Banking Group
C. Dandridge Massey	54	Chief Enterprise Operations and Technology Officer
Tara A. Plimpton	56	Chief Legal Officer and Corporate Secretary
William D. Ritter	54	Head of Wealth Management Group
Brian R. Willman[(2)]	52	Head of Corporate Banking Group

* Named Executive Officer

(1) Ms. Karin K. Allen, our Executive Vice President and Assistant Controller, is our Chief Accounting Officer. She is a Section 16 Officer, but she is not an executive officer of the Company.

(2) The Company appointed Mr. Willman as Head of Corporate Banking Group on October 21, 2024. Mr. Ronald G. Smith retired as our Head of Corporate Banking Group effective January 17, 2025. As Mr. Smith was employed for the entirety of the 2024 performance year, he is included in this proxy statement as a Named Executive Officer and is referred to as Head of Corporate Banking Group throughout the CD&A.

The following table presents information as of the Record Date on February 18, 2025, regarding beneficial ownership of Regions common stock by each of Regions' Directors and NEOs, as well as all Directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and/or investment power over the relevant shares. In accordance with SEC rules, a person is deemed to be a beneficial owner of shares of Regions common stock if the person has or shares the power to vote the shares and/or to direct their investment or has the right to acquire such beneficial ownership within 60 days from the Record Date, whether through the exercise of an option, warrant or right, conversion of a security, or otherwise.

As of the Record Date, there were no outstanding options held by any of the Directors or executive officers.

Name of Beneficial Owner	Shares of Common Stock (#)	Shares of Common Stock That May Be Acquired Within 60 Days from Record Date (#)[1]	Total Number of Shares Beneficially Owned (#)	Percent of Class (%)
Current Directors including Nominees for Director				
Mark A. Crosswhite [2]	6,344	0	6,344	*
Noopur Davis	13,374	7,008	20,382	*
Zhanna Golodryga	35,525	0	35,525	*
J. Thomas Hill	30,567	7,008	37,575	*
Roger W. Jenkins[3]	500	1,862	2,362	*
Joia M. Johnson [4]	15,186	7,008	22,194	*
Ruth Ann Marshall	113,970	0	113,970	*
James T. Prokopanko	18,731	0	18,731	*
Alison S. Rand	4,800	0	4,800	*
William C. Rhodes, III [5]	51,738	7,008	58,746	*
Lee J. Styslinger III	142,690	0	142,690	*
José S. Suquet [6]	33,711	0	33,711	*
John M. Turner, Jr. [7]	836,690	305,686	1,142,376	*
Timothy Vines	5,590	9,441	15,031	*
Other Named Executive Officers (See Summary Compensation Table beginning on page 104)				
David J. Turner, Jr. [8]	312,871	85,419	398,290	*
Russell K. Zusi	41,785	0	41,785	*
Ronald G. Smith [9]	319,781	74,730	394,511	*
David R. Keenan	101,084	61,414	162,498	*
Other executive officers as a group	216,610	140,117	356,727	*
Directors and executive officers as a group (22 persons) [10]	1,981,766	631,971	2,613,737	*

* Less than 1 percent.

(1) Includes shares for which the Directors and executive officers have the right to acquire beneficial ownership within 60 days from the Record Date. For Directors, includes shares that are to be issued in settlement of RSUs vesting on April 16, 2025 that are not deferred under the Directors' Deferred Restricted Stock Unit Plan; and for executive officers, includes (a) shares that are to be issued in settlement of RSUs and PSUs vesting on April 1, 2025, and (b) shares that are issuable on settlement of RSUs that would accelerate in the event of "retirement" as defined in the LTIP.

(2) Includes 480 shares held jointly with spouse.

(3) Includes 500 shares held jointly with spouse.

(4) Includes 15,186 shares held in a trust.

(5) Includes 50,000 shares held in a trust; 368 shares held in a trust for which his spouse is trustee; and 92 shares held in a trust for children.

(6) Includes 31,527 shares held jointly with spouse.

(7) Includes 831,493 shares held jointly with spouse.

(8) Includes 2,391 shares held by his spouse.

(9) Includes 512 shares held jointly with spouse.

(10) Includes Directors, Director nominees, and current executive officers as a group. Mr. Smith, our former Head of Corporate Banking, retired effective January 20, 2025; therefore, he is not a current executive officer. Accordingly, his security ownership is excluded.

Delinquent Section 16(a) Reports

Regions' Directors, executive officers, principal accounting officer, and, to the extent required by SEC rules, beneficial owners of more than 10 percent of a registered class of Regions equity securities, are subject to Section 16(a) of the Exchange Act, which requires them to file reports of ownership and changes in ownership of Regions stock with the SEC.

We assist our Directors and Section 16 Officers in complying with these requirements. The reporting persons are required to furnish us copies of all Section 16(a) forms they file, and we are required to disclose in this proxy statement the failure to file these reports by any reporting person when due.

Based solely on a review of the forms filed during, or with respect to, fiscal year 2024 and written representations from each reporting person, all required reports for our Directors and Section 16 Officers were filed on a timely basis, except for Mr. José Suquet, who inadvertently reported late, in a Form 4 filed on February 28, 2025, four transactions in Regions common stock in 2024, and which Form 4 also reported late nine transactions in Regions common stock in 2025. These transactions were effected without Mr. Suquet's prior knowledge or instruction under broker-directed separately managed accounts.

Stock Ownership Guidelines and Holding Period Requirements

We require our Directors and executive officers to own shares of our common stock because the Board believes having a financial stake in Regions more closely aligns their interests with those of our shareholders. Our Board has adopted robust stock ownership guidelines that apply to our Directors and executive officers as summarized in the following chart:

Director Stock Ownership Guidelines	A non-management Director must own shares of Regions common stock with a value of at least 5 times the value of their annual cash retainer. Until a Director meets the minimum level of stock ownership, the Director is required to retain 50 percent of the shares net of taxes acquired as a part of any compensatory arrangement, unless granted an exception by the NCG Committee upon showing a hardship or other special circumstances.
Executive Officer Stock Ownership Guidelines	The minimum stock ownership requirements for executive officers varies based on the executive officer's tier designation, which in turn reflects the executive officer's level of responsibility and compensation. Our CEO must own shares of Regions common stock with a value of at least 6 times his base salary, and our other NEOs must own shares of Regions common stock with a value of at least 3 times their base salary. Until an executive officer meets the minimum level of stock ownership, the executive officer is required to retain 50 percent of the shares net of taxes acquired as a part of any compensatory arrangement, unless granted an exception by the CHR Committee upon showing a hardship or other special circumstances.

Shares counted toward the Directors' minimum ownership include shares purchased on the open market; share equivalents held under any Director's deferred stock plan; restricted stock or restricted stock units awarded; shares obtained through any other sources; and shares held in trust for the benefit of the Director or their immediate family members. The types of shares counted toward the executive officers' minimum ownership are discussed on page 101.

Currently, each Director, other than Directors Jenkins and Rand meets the Director Stock Ownership Guidelines. Director Jenkins joined the Board in January 2025, and as of the Record Date, owned 12 percent of the ownership requirement. Director Rand joined the Board in October 2023, and as of the Record Date, owned 58 percent of the ownership requirement.

See the table on page 101 further describing the Stock Ownership Guidelines for our CEO and each of the other NEOs, including their compliance with the guidelines.

Insider Trading Policy and Anti-Hedging and Anti-Pledging

We have adopted a General Policy on Insider Trading (the "Insider Trading Policy") governing the purchase, sale, and/or other dispositions of Regions securities by directors, officers, and employees, as well as the Company itself, that we believe is reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as NYSE listing standards. A copy of the Insider Trading Policy is filed as Exhibit 19 to our Annual Report on Form 10-K for the year ended December 31, 2024. Under the policy, no Director, executive officer, or other associate of Regions who is aware of material nonpublic information relating to the Company may, directly or through family members or other persons or entities, buy or sell securities of the Company (other than pursuant to a previously approved trading plan that complies with SEC Rule 10b5-1), or engage in any other trading activities to take personal advantage of any material nonpublic information about Regions that they may have. The policy is reviewed and approved by the NCG Committee on an annual basis.

No Director or executive officer has shares that are pledged or otherwise available to a lender as security, and all Directors and executive officers are in full compliance with Regions' anti-hedging and anti-pledging policies.

We believe it is inappropriate for any Director, executive officer, or associate to enter into speculative transactions in Regions' equity securities. We prohibit the Company's Directors, executive officers, and associates from engaging in transactions that could reduce the extent to which their equity holdings and equity compensation are aligned with shareholders' interests. Therefore, our Insider Trading Policy prohibits all Directors, executive officers, and associates from engaging in any hedging transactions and short sales of our securities, as well as transactions in puts, calls, swaps, forward contracts, or other derivative securities conducted on an exchange or in any other organized market. Broad-based diversification transactions, such as mutual fund investments, are not intended to be covered by our policy.

None of the Company's subsidiaries have publicly traded equity securities.

In addition, our Insider Trading Policy further prohibits our Directors and executive officers from purchasing Regions securities on margin or holding them in a margin account, borrowing against any account in which Regions' equity securities are held, or pledging Regions' equity securities as collateral for a loan. The policy also extends to Regions securities held by the "designees" of our Directors and executive officers. These requirements further align executives' interests with those of our shareholders.



Director Compensation

Our Director Compensation Program for independent Directors is designed to:

- **Pay Directors fairly** for the work required at a company of Regions' size and scope;
- **Align Directors' interests** with the long-term interests of our shareholders; and
- **Be simple, transparent, and easy** for shareholders **to understand.**

The CHR Committee, in conjunction with its independent compensation consultant, periodically reviews the compensation of the non-management Directors and recommends any changes to the Board. After completing its review in April 2024, the CHR Committee determined the existing Director Compensation Program remained competitive, fair, and aligned with the long-term interests of our shareholders and therefore recommended no changes to the amount or form of compensation, The following table describes all of the components of the 2024 Director Compensation Program as approved by the Board, effective as of April 17, 2024:

Compensation Element(1)	Compensation Amount
Annual Cash Retainer (2)	$100,000
Annual Equity Retainer (3)	$130,000 in RSUs granted three business days following the annual shareholder meeting, the number determined by dividing the dollar value by the closing price of Regions stock on the grant date and rounding down to the nearest whole share, and that vest at the next annual shareholder meeting
Additional Annual Retainer for Lead Independent Director	$50,000
Additional Annual Retainer for Committee Chairs(4)	$40,000 — Audit Committee $25,000 — CHR Committee $25,000 — NCG Committee $40,000 — Risk Committee $25,000 — Technology Committee $10,000 — Special and Ad Hoc Committees, as applicable
Additional Annual Retainer for Audit Committee Members (exclusive of the Audit Committee Chair)(5)	$15,000
Additional Annual Retainer for Committee Members of CHR, NCG, Risk, and Technology (exclusive of each Committee Chair; including Special and Ad Hoc Committees, as applicable)(5)	$10,000

(1) The cash and equity retainers may be deferred at the Director's option in accordance with the Regions Financial Corporation Directors' Deferred Investment Plan and the Regions Financial Corporation Directors' Deferred Restricted Stock Unit Plan, respectively.

(2) Any non-management Director who becomes a Director between annual shareholder meetings will receive a pro-rated portion for the term during which he or she joined the Board beginning with the quarterly payment for the quarter during which the non-management Director is appointed as a member of the Board.

(3) Any non-management director who becomes a Director between annual shareholder meetings will receive a pro-rated portion for the term during which he or she joined the Board based on the number of months served during the term.

(4) Any non-management Director who becomes the chair of a committee between annual shareholder meetings will receive a pro-rated portion for the term during which he or she becomes the chair of the committee beginning with the quarterly payment for the quarter during which the non-management Director is appointed as the chair of the relevant committee (in lieu of the quarterly annual retainer for committee membership if applicable).

(5) Any non-management Director who becomes a member of a committee between annual shareholder meetings will receive a pro-rated portion for the term during which he or she joined the committee beginning with the quarterly payment for the quarter during which the non-management Director is appointed as a member of the relevant committee.

HOW THE REGIONS FINANCIAL CORPORATION DIRECTORS' DEFERRED INVESTMENT PLAN WORKS

Under the Regions Financial Corporation Directors' Deferred Investment Plan (the "Investment Plan"), non-management Directors may voluntarily elect to defer some or all of their cash compensation. The cash compensation is deferred until the time of payment elected by the Director or earlier in the event of certain other distribution events described in the Investment Plan. Most Directors have elected to defer receipt of all or a portion of their cash compensation.

Amounts deferred prior to 2021 are held in a bookkeeping account that is credited with notional shares of Regions common stock, and any dividends paid on common stock are credited to the account as additional notional shares of common stock. Beginning with amounts deferred in 2021, a Director may elect to have deferred amounts notionally invested in investments similar to those available to participants in the Regions Financial Corporation Excess 401(k) Plan, in addition to Regions common stock. Any earnings and losses attributable to the underlying notional investments will be credited to the Director's account. Then at the end of the deferral period, the Director's account will be settled in cash.

HOW RESTRICTED STOCK UNITS WORK

The Annual Equity Retainer is paid in RSUs. Directors have the option to defer receipt of their RSUs in the Directors' Deferred Restricted Stock Unit Plan. If a Director makes a timely election, his or her RSUs will be notionally credited to an account in the Director's name. Dividend equivalents, if any, also are notionally credited to the Director's account as of the date any cash dividends are paid with respect to the common stock underlying the RSUs and converted into additional RSUs. The deferred RSUs then will be paid in shares of Regions common stock on a date designated by the Director, which may be the date he or she terminates service as a Director or an anniversary of the date on which the RSUs were granted (but no later than the tenth anniversary of the grant date). Payment of the deferred RSUs is accelerated in the event of a Director's death or a change in control of the Company.

HOW THE REGIONS MATCHING GIFTS PROGRAM WORKS FOR DIRECTORS

Directors, as well as members of the Company's Executive Leadership Team and all other associates, are eligible to participate in our Matching Gifts Program. Under this program for Directors and Executives, Regions will match, dollar for dollar, gifts of $50 or more, up to a total of $5,000 per year, to eligible tax-exempt organizations that must have a primary mission that clearly fits one of these six categories: education and workforce readiness; economic and community development; financial wellness; arts and culture; service members/veterans organizations; and individuals with disabilities.

COMPENSATION PAID IN 2024 TO INDEPENDENT DIRECTORS

The following table contains information about the compensation paid to the independent Directors who served during 2024:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) [(2)]	All Other Compensation ($) [(3)]	Total ($)
Mark Crosswhite	125,000	129,983	5,000	259,983
Noopur Davis	120,000	129,983	—	249,983
Zhanna Golodryga	145,000	129,983	—	274,983
J. Thomas Hill	122,500	129,983	—	252,483
John D. Johns [(1)]	80,000	—	—	80,000
Joia M. Johnson	145,000	129,983	—	274,983
Charles D. McCrary [(1)]	80,000	—	—	80,000
Ruth Ann Marshall	182,500	129,983	5,000	317,483
James T. Prokopanko	150,000	129,983	—	279,983
Alison S. Rand	125,000	129,983	5,000	259,983
William C. Rhodes, III [(1)]	125,000	151,659	—	276,659
Lee J. Styslinger III	120,000	129,983	—	249,983
José S. Suquet	160,000	129,983	—	289,983
Timothy Vines	125,000	129,983	—	254,983

(1) Cash and equity compensation was pro-rated to reflect partial year of service. Mr. Johns and Mr. McCrary retired from the Board effective April 17, 2024. Mr. Rhodes joined the Board effective March 1, 2024.

(2) The amounts presented in this column represent, computed in accordance with FASB ASC Topic 718, the grant date fair value of the 2024 RSU award made to all independent Directors in service on April 22, 2024. The grant date fair value of the RSUs awarded on April 22, 2024, was $19.18 per share. All RSUs awarded April 22, 2024, are scheduled to vest in one lump sum on the date of the 2025 Annual Meeting. In addition, Mr. Rhodes received an RSU award when appointed to Regions' Board on March 1, 2024. The grant date fair value of the RSUs awarded on March 1, 2024, was $18.59 per share. The RSUs awarded March 1, 2024, vested in one lump sum on the date of the 2024 Annual Meeting.

(3) The amounts presented in this column reflect matching charitable gifts made through the Regions Matching Gifts Program.

The table below sets forth those independent Directors who served during 2024 and who had RSUs outstanding as of December 31, 2024, and the number outstanding as of that date. Regions has not granted options since 2011, and none of the independent Directors had stock options outstanding as of December 31, 2024.

Name	Outstanding Restricted Stock Units (#) [(1)]
Mark Crosswhite	14,566
Noopur Davis	6,933
Zhanna Golodryga	14,566
J. Thomas Hill	6,933
John D. Johns	—
Joia M. Johnson	13,656
Charles D. McCrary	—
Ruth Ann Marshall	51,831
James T. Prokopanko	51,831
Alison S. Rand	6,933
William C. Rhodes, III	6,933
Lee J. Styslinger III	51,831
José S. Suquet	51,831
Timothy Vines	51,831

(1) The amounts presented in this column represent outstanding RSUs and dividend equivalents, if any, that have been notionally credited to the Director's account as of the date any cash dividends were paid with respect to the common stock underlying the RSUs.



PROPOSAL TWO

Ratification of Appointment of Independent Registered Public Accounting Firm

The Board is asking shareholders to ratify the appointment of EY as our independent registered public accounting firm for the fiscal year ending December 31, 2025. The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent registered public accounting firm (that is, the independent auditor) retained by Regions to audit the Company's financial statements and internal controls over financial reporting. Although the Audit Committee has the sole authority to appoint the independent auditor, as a matter of good corporate governance, the Board is submitting the Audit Committee's selection of the independent auditor to our shareholders for ratification.



The Board unanimously recommends you vote "FOR" the ratification of appointment of EY.

WHY DOES THE BOARD RECOMMEND A VOTE "FOR" THIS PROPOSAL?

Based on the evaluation and considerations set forth in this proposal, the Audit Committee and the Board believe that the continued engagement of EY to serve as Regions' independent auditor is in the best interests of Regions and its shareholders.

The Audit Committee annually evaluates the performance of the Company's independent auditor and determines whether to reengage the current independent auditor or consider other audit firms. Factors considered by the Audit Committee in its 2024 annual evaluation included:

- EY's qualifications; the quality and efficiency of services provided, including industry-specific knowledge and technical expertise; and recent results of EY's commitment to audit quality.
- EY's independence, objectivity, and ability to communicate with the Audit Committee and key management stakeholders in a transparent, timely, and effective manner. See independence controls discussed in the subsection *Independence of EY*.
- Appropriateness of audit fees for audit and non-audit services, both on an absolute basis and as compared to peers.
- Recent results of inspection reports on the firm and EY's Peer Review Report on the firm's System of Quality Control.
- Known legal risks and any significant legal or regulatory proceedings.
- Assessment of past performance of both the lead audit partner and the audit engagement team.
- Tenure of the firm engaged, the benefits and drawbacks of longer tenure, the required rotation of the lead partner and engagement partner, and the impact of changing auditors.

Some of the strengths highlighted in the most recent evaluation include: (i) significant lead audit partner involvement; (ii) audit partners' deep knowledge of Regions' business processes, resulting in effective leverage of Regions' control processes and documentation; and (iii) consistently bringing subject matter experts to bear, as necessary.

EY (or its predecessors) has served as Regions' independent auditor since 1971. Serving as Regions' independent auditor for an extended period has allowed EY to obtain extensive institutional knowledge and understanding of the Company's accounting policies and practices and internal controls over financial reporting. A representative of the firm will be present at the annual meeting to make a statement if they so desire and to respond to appropriate questions from shareholders.

WHAT IS THE EFFECT OF THIS PROPOSAL?

Although ratification is not required by applicable laws, our By-Laws, or otherwise, the Board is submitting the selection of EY to shareholders for ratification because the Company values shareholders' views on our independent auditor. The Audit Committee intends to carefully consider the results of the vote. If shareholders do not ratify the appointment of EY, the Audit Committee will reconsider EY's selection. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if the Committee determines that such a change would be in the best interests of the Company and its shareholders.

Fees Paid to EY

The aggregate fees billed to Regions by EY for services provided in each of 2024 and 2023 are set forth in the following table:

	2024 ($)	2023 ($)
Audit fees[1]	7,738,018	7,551,432
Audit-related fees[2]	603,524	532,956
Tax fees[3]	42,633	59,017
All other fees[4]	264,200	798,000
Total fees	**8,648,375**	**8,941,405**

(1) "Audit fees" include fees associated with the annual audit of Regions' consolidated financial statements included in the Annual Report on Form 10-K and internal control over financial reporting, review of Regions' quarterly reports on Form 10-Q, SEC regulatory filings, and statutory audits.

(2) "Audit-related fees" include fees associated with audits of employee benefit plans, service organization reports, and annual surprise examinations as required by the SEC Custody Rule.

(3) "Tax fees" include fees associated with tax compliance services, including the preparation, review, and filing of certain tax returns, as well as tax advisory services.

(4) "All other fees" includes fees associated with advisory services.

The Audit Committee is responsible for the audit fee negotiations associated with the Company's retention of EY. In accordance with the Audit Committee Charter, the Audit Committee must pre-approve any engagement of EY for audit services and, subject to certain de minimis exceptions described in Section 10A(i)(1)(B) of the Exchange Act, for non-audit services on a case-by-case basis. The Audit Committee has delegated to its Chair the authority to pre-approve audit and permissible non-audit services. Any such pre-approval of audit or permissible non-audit services pursuant to this delegation of the full Audit Committee's authority must be presented to the Audit Committee at its next regular meeting for ratification. In 2024, all audit and permissible non-audit services provided by EY were pre-approved or ratified by the Audit Committee.

Independence of EY

The Audit Committee recognizes the importance of maintaining the independence of Regions' external auditor, both in fact and in appearance. Consistent with SEC and Public Company Accounting Oversight Board ("PCAOB") requirements regarding auditor independence, the Audit Committee has responsibility for appointing, setting the compensation for, and overseeing the work of EY.

AUDIT COMMITTEE OVERSIGHT

The Audit Committee's oversight of the independent auditor includes regular meetings with EY, with and without management present. The Audit Committee reviews and tracks progress and performance against EY's annual commitment letter and oversees the annual evaluation of the independent auditor to determine whether reappointment is appropriate. In addition, the Audit Committee and its Chair are directly involved in the rigorous process of selecting new lead audit partners upon any required rotations.

LIMITS ON NON-AUDIT SERVICES

The Audit Committee must pre-approve all non-audit services. Permissible services are determined in accordance with SEC and PCAOB rules.

EY'S INTERNAL INDEPENDENCE PROCESS

The Audit Committee has engaged EY to provide audit, tax, and other non-audit services. The Audit Committee carefully considered and determined that Regions' engagement of EY for tax and other non-audit services does not impair EY's independence. EY has advised the Audit Committee that it is an independent accounting firm with respect to the Company in accordance with the requirements of the SEC and the PCAOB.

EY conducts periodic internal reviews of its audit and other work, assesses the adequacy of partners and other personnel working on the Company's account, and rotates the lead assurance engagement partner at least every five years to provide a fresh perspective and to comply with regulatory requirements. The next lead audit partner rotation is scheduled for 2028.

STRONG REGULATORY FRAMEWORK

EY, as an independent registered public accounting firm, is subject to PCAOB inspections and oversight, a Peer Review Report on the Firm's System of Quality Control, and SEC oversight.

HIRING RESTRICTIONS

To avoid potential conflicts of interest and comply with SEC rules, the Audit Committee has adopted restrictions on our hiring any current or former employee of EY if such hiring would jeopardize EY's independence.



Audit Committee Report

ROLES AND RESPONSIBILITIES

Regions, acting through its management and Board, has the primary responsibility for the financial statements and the reporting process, including the systems of internal accounting controls. Ernst & Young LLP, independent auditors engaged by Regions, are responsible for planning and conducting the annual audit, for expressing an opinion on the conformity of Regions' audited financial statements with GAAP and for annually auditing the effectiveness of Regions' internal controls over financial reporting.

The Audit Committee, comprised of independent Directors, oversees Regions' financial reporting process on behalf of the Board. More specifically, the Audit Committee is appointed by the Board to assist and advise the Board in monitoring:

a. the integrity of the Company's financial statements and the financial reporting process, including matters relating to internal accounting and financial controls;

b. the independent auditor's qualifications and independence;

c. the performance of the Company's internal audit function and independent auditor; and

d. the Company's compliance with legal and regulatory requirements.

The Audit Committee itself does not prepare financial statements or perform audits. Additionally, the members of the Audit Committee are not the auditors or certifiers of Regions' financial statements. The functions of the Audit Committee are described in greater detail in the Audit Committee Charter, adopted by the Board, which may be found on the Company's website at **ir.regions.com/governance**.

OVERSIGHT

In fulfilling its oversight responsibilities, the Audit Committee:

- Reviewed and discussed with management and EY the Company's earnings releases and Quarterly Reports on Form 10-Q and Annual Report on Form 10-K, including the audited financial statements, prior to filing with the SEC. Focus areas include: critical accounting policies and estimates; areas of audit emphasis; any changes to the initial audit plan; new accounting standards; significant unusual transactions; acquisitions; and results of quarterly review procedures.
- Reviewed and discussed with EY their judgments as to the quality, not just the acceptability, of Regions' accounting principles and such other matters as are required to be discussed by the Audit Committee under auditing standards generally accepted in the United States, including the matters required to be discussed by the PCAOB and the SEC.
- Reviewed and discussed with EY any Critical Accounting Matters (CAMs).
- Discussed with EY the Company's internal control assessment process, management's assessment with respect thereto and the independent auditors' evaluation of the Company's system of internal control over financial reporting.
- Received and reviewed the written disclosures and the letter from EY required by applicable requirements of the PCAOB regarding EY's communications with the Audit Committee concerning independence, and discussed with EY their independence in relation to Regions.
- Received regular updates from the Chief Risk Officer on the Company's enterprise risk profile, which included cybersecurity risks and the Company's analysis of other significant risk exposures and the steps management has taken to monitor and control such exposures.
- Discussed with Regions' internal auditors and EY the overall scope and plans for their respective audits. The Audit Committee regularly meets with Regions' internal auditors and EY, with and without management present, to discuss the results of their examinations, their evaluations of Regions' internal accounting and financial reporting controls, and the overall quality of Regions' financial reporting.
- Received regular updates from management for significant Company initiatives.
- Participated, with representatives of management and of the independent auditors, in educational sessions about topics requested by the Audit Committee.

RECOMMENDATION FOR INCLUDING THE FINANCIAL STATEMENTS IN THE ANNUAL REPORT

In reliance on the reviews and discussions referred to above, and subject to the limitations on the roles and responsibilities of the Audit Committee referred to above and in the Audit Committee Charter, the Audit Committee recommended that the Board approve including the audited financial statements in the Annual Report on Form 10-K for the year ended December 31, 2024, for filing with the SEC.

Submitted by the Audit Committee:

José S. Suquet (Chair)

Mark A. Crosswhite

Alison S. Rand

William C. Rhodes, III

Timothy Vines



PROPOSAL THREE

Advisory Vote on Executive Compensation (“Say-On-Pay”)

The Board is providing shareholders with the opportunity to cast an advisory vote on the Company’s executive compensation paid to NEOs described in the *CD&A*, the compensation tables, and related disclosures, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) and Section 14A of the Exchange Act. This type of proposal is known as a “Say-on-Pay” proposal.

This Say-on-Pay proposal gives you, as a shareholder, the opportunity to vote “For” or “Against” the following resolution:

> “RESOLVED, that the shareholders of Regions Financial Corporation (the “Company”) approve, on an advisory basis, the compensation of the Company’s named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosure presented in the Company’s 2025 Proxy Statement.”



The Board unanimously recommends you vote “FOR” the compensation of our NEOs as set forth in this proxy statement.

WHY DOES THE BOARD RECOMMEND A VOTE “FOR” THIS PROPOSAL?

Our overall executive compensation policies and procedures are described in the *CD&A* and the tabular disclosure regarding NEO compensation (together with the accompanying narrative disclosure). Our compensation policies and procedures are centered on a “pay-for-performance” culture. We emphasize compensation opportunities that reward results. Our stock ownership requirements and use of stock-based incentives foster the creation of long-term value. In doing so, our executive compensation program supports our strategic objectives and mission and is strongly aligned with the short- and long-term interests of our shareholders, as described in the *CD&A.*

The CHR Committee, which is composed entirely of independent Directors, in consultation with Frederic W. Cook & Co., Inc., its independent compensation consultant, oversees the Company’s executive compensation program and continuously monitors the Company’s policies to ensure they emphasize programs that reward executives for results that are consistent with shareholder interests and with the safety and soundness of the Company.

The Board and the CHR Committee believe that Regions’ commitment to these reasonable and responsible compensation practices warrants a vote by shareholders “FOR” the resolution approving the compensation of our NEOs as disclosed in this proxy statement. Prior to submitting your vote, we encourage you to carefully review the *CD&A* and the *Compensation of Executive Officers* sections for a detailed discussion of the Company’s executive compensation program, including information about the 2024 compensation of our NEOs.

WHAT IS THE EFFECT OF THIS PROPOSAL?

Because your vote is advisory, it will not be binding upon the Company, the CHR Committee, or the Board and will not be construed as overruling any decision by the Board or the CHR Committee. However, the Board and the CHR Committee value our shareholders’ views on executive compensation matters and will take the outcome of the vote into account when considering future executive compensation arrangements for the NEOs.

WHEN IS THE NEXT “SAY-ON-PAY” VOTE?

The shareholders, at the Company’s 2024 Annual Meeting, overwhelmingly voted in favor of an annual advisory vote, and the Board affirmed the recommendation and has currently elected to hold Say-on-Pay advisory votes on an annual basis. SEC rules require us to hold a “frequency” vote at least once every six years to allow our shareholders to decide how often they would like to be presented with the advisory vote; therefore, it is expected that the next Say-on-Pay “frequency” vote will occur at our 2030 Annual Meeting.



Compensation and Human Resources Committee Report

On behalf of the Board of Directors, the CHR Committee oversees the development and administration of Regions' compensation program for officers and key associates of senior management. As part of this responsibility, the CHR Committee has reviewed and discussed with Regions' management the contents of the Compensation Discussion and Analysis. Based on this review and discussion, and subject to the limitations on the role and responsibility of the CHR Committee, the CHR Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into Regions' Annual Report on Form 10-K for the year ended December 31, 2024.

Submitted by the Compensation and Human Resources Committee:

Joia M. Johnson (Chair)

J. Thomas Hill

Ruth Ann Marshall

William C. Rhodes, III

Timothy Vines



Compensation Discussion and Analysis

Compensation Philosophy and Objectives

Our compensation and benefits programs operate under the guidance and oversight of the CHR Committee. The CHR Committee is responsible to the Board for approving Regions' executive compensation objectives and ensuring that the compensation programs and policies of the Company support the business goals and strategic plans approved by the Board.

We operate in a highly competitive and regulated environment. Our ability to successfully compete and grow our business depends on the skill, acumen, and motivation of our executives and their ability to develop and execute a dynamic strategic plan. With this in mind, the CHR Committee established the following guiding principles of compensation to serve as the foundation of our compensation philosophy:

1. **Set competitive targets -** Compensation targets should be transparent and set at competitive levels.
2. **Pay for performance based on clear and focused goals -** Actual compensation should pay for performance based on goals that are clear and focused. As an associate's business responsibilities increase, the mix of compensation should be more heavily weighted toward variable compensation that is considered "at-risk," based on corporate and individual results.
3. **Promote shared value -** Compensation programs should promote shared value through alignment of the long-term interests of our shareholders, customers, and associates.
4. **Balance growth and risk -** Compensation programs should be balanced, incenting sustainable, profitable growth without encouraging associates to take unreasonable risks that may damage the long-term value of the Company. To ensure programs remain consistent with the safety and soundness of the Company, compensation programs will be subject to robust risk management and governance frameworks, including oversight by the CHR Committee.
5. **Align with corporate values -** Compensation programs should be fair, equitable, and align with our corporate values.

In addition to these broad guiding principles, the CHR Committee adopted a number of key practices that are consistent with our philosophy and our commitment to excellence in corporate governance. Equally as important as adopting strong practices is a commitment to refrain from certain compensation and employment practices that are inconsistent with our philosophy and goals. The following chart details some of these decisions and where these practices are discussed in more detail in this Compensation Discussion and Analysis ("CD&A"):

What We Do	
✓ **Pay for Performance (pages 78-92)**	Executive pay decisions are made to ensure that the majority of total direct compensation is at-risk and not guaranteed.
✓ **Evaluate Performance Using a Combination of Balanced Performance Metrics (pages 83-92)**	Performance is compared to internal expectations, budgets, and strategic plans, and includes non-financial metrics important to our stakeholders.
✓ **Require Strong Stock Ownership and Retention of Equity (page 101)**	Each of our Directors and Named Executive Officers ("NEOs") must meet robust stock ownership guidelines to ensure their interests are tied to those of our shareholders. Guidelines include a rigorous 6x base pay ownership requirement for our CEO and 3x for other executive officers, including the other NEOs.
✓ **Provide for Strong Clawback Policies Covering Both Time- and Performance-based Cash and Equity Incentives (pages 98-100)**	Our two compensation recoupment policies provide for reduction, cancellation, or recoupment of future, current, and/or paid incentive compensation. The mandatory clawback policy requires recoupment of incentives in the event of an accounting restatement, as mandated by Rule 10D-1 under the Dodd-Frank Act. Under a second policy, the CHR Committee has authority to recapture incentive compensation if an executive has engaged in misconduct or failed to supervise. Policies are reviewed at least annually by the CHR Committee.

	What We Do (continued)	
✓	**Require Double Trigger Change-in-Control Provisions (page 102)**	Our change-in-control agreements, Executive Severance Plan, and long-term incentive awards require both a change-in-control and a qualifying termination of employment (a so-called "double trigger") to trigger payment. No awards or benefits are paid only upon a change-in-control (a so-called "single trigger").
✓	**Use an Independent Compensation Consultant (page 96)**	The CHR Committee retains an independent compensation consultant who performs no other work for the Company.
✓	**Listen to and Engage with Our Shareholders (pages 35 and 77)**	We conduct an annual advisory Say-on-Pay vote and actively review the results as we make program decisions. Additionally, as a part of our corporate governance shareholder engagement program, we solicit feedback regarding our compensation programs from shareholders and proxy advisors and consider any other shareholder comments we receive.
	What We Don't Do	
✕	**No Incentive Plans that Encourage Excessive Risk Taking**	Protecting against unreasonable risk is a guiding principle of our compensation philosophy and is demonstrated by balanced program design; multiple and competing performance measures; clawback and other enterprise-wide risk-related policies; and robust governance and oversight processes to identify, measure, mitigate, monitor, and report risk. Our comprehensive risk assessment of incentive plans by our Risk Management Group, including our CRO, validates our belief that none of our compensation programs create risks that are reasonably likely to have a material adverse impact on the Company.
✕	**No Employment Agreements for Executive Officers**	Our executive officers are at-will employees with no employment contracts.
✕	**No Tax Gross-Ups on Perquisites ("Perks")**	We do not provide tax gross-ups to any NEOs for any taxable perk provided, and we have not entered into any agreements that provide excise tax gross-ups on change-in-control payments since 2011.
✕	**No Repricing of Underwater Options**	Although Regions does not currently grant stock options, we cannot reprice "out-of-the-money" stock options without shareholder approval.
✕	**No Hedging, Pledging, or Short Sales**	We do not permit our associates or Directors to hedge or short-sell Regions securities. Additionally, our executive officers and Directors are prohibited from pledging Regions securities against other debt.
✕	**No Dividends or Dividend Equivalents on Unvested Grants**	We do not pay dividends or dividend equivalents on shares or units that are not vested. We issue dividend and dividend equivalent payments at the end of a performance period only on shares and units that ultimately vest.
✕	**No Excessive Perks**	The CHR Committee has eliminated most perks, and those that remain are monitored to ensure they continue to be based on sound business rationale.

With these guiding principles and key practices serving as the foundation, our executive compensation programs described in this *CD&A* are designed to achieve the following objectives: (i) motivate talent with a strong pay-for-performance culture to achieve desired results; (ii) retain key talent necessary to compete; and (iii) encourage sustainable, profitable growth while ensuring the long-term health of the Company is not jeopardized due to imprudent short-term decisions or excessive risk-taking.

Compensation-Setting Process and Timeline

The CHR Committee designs a balanced compensation program that provides competitive fixed base compensation, as well as variable incentive compensation opportunities for performance over the short and long term. To do so, the CHR Committee considers market-competitive pay and practices in establishing target pay levels and uses both formulaic determinations and discretionary factors in determining the actual compensation for the year. While the CHR Committee considers an objective evaluation of performance based on business results to be critical, it also believes it is important to apply discretion, flexibility, and judgment in the decision-making process to ensure executive compensation is balanced between near-term performance and progress toward our longer-term objectives.

The information below describes elements of the CHR Committee's decision-making process for the executive compensation program. As mentioned above, the program uses a mix of fixed and variable compensation elements that are aligned with the guiding principles previously discussed. Using this process, the CHR Committee has consistently designed executive compensation programs where the large majority of compensation is performance-based, with measures for both corporate and individual performance. It is important to note that though we discuss phases and timeliness of the decision-making process in a manner that may appear to be linear, many steps described below occur continuously and concurrently as the CHR Committee evaluates compensation throughout the year.

Continuous Executive Compensation Evaluation Process

Review Competitiveness and Business Objectives

Prior to the start of each calendar year, the CHR Committee focuses on two areas related to upcoming compensation decisions:

Review Market Competitiveness of Pay

- With the assistance of its independent compensation consultant, evaluates the market competitiveness of compensation for each of our executive officers to guide target compensation decisions for the year.
- Compares compensation against that of the Company's compensation peer group, as well as a larger group of diversified financial institutions that we compete with for both business and potential talent.
- Reviews and determines the compensation peer group on an annual basis. For more information about our peer group, see pages 97-98 in *Other Policies and Practices Impacting Compensation Decisions*.

Review Potential Plan Changes, Business Plans, Budgets, and Expected Results

- Initiates discussion of compensation plan design for the coming year. Potential plan changes are discussed based on previous effectiveness evaluations.
- Members of the management team advise the Board with respect to business plans, business risks, expected financial results, and shareholder return expectations.
- Uses these discussions to facilitate the goal-setting process for both our short- and long-term performance-based compensation plans.

Set Pay Levels and Targets

During the first quarter, the CHR Committee generally establishes current compensation by targeting pay levels, as well as the performance requirements executives must achieve in order to receive performance-based pay elements:

Set Competitive Target Pay Levels

- Establishes the target pay levels for each executive based on the competitive data previously reviewed as well as the recommendations of the independent compensation consultant and the CEO (when appropriate for executive officers other than himself).
- Considers, but does not specifically target, the 50th percentile of total direct compensation (the sum of base salary, short-term annual incentive compensation, and long-term incentive compensation grants) using a competitive set of peer organizations and other competitors for talent.
- May set one or more components of compensation for an executive at a level above or below the 50th percentile if it is determined to be appropriate due to either the experience or performance of an individual executive or the needs or specific circumstances of the Company.

Establish Incentive Plan Metrics, Targets, and Other Requirements

- Reviews previously approved business plans and sets performance targets for short- and long-term performance plans based on previous discussions and presentations to the CHR Committee and the full Board.
- Requires budgeted performance levels to be achieved for target payout levels to be paid. Corporate financial performance is modeled under various scenarios.
- Sets meaningful threshold and maximum performance levels so executive officers are appropriately incented to achieve results while not being incented to take excessive risk to achieve compensation payments.
- Bases short-term incentive plans on the Company's budget and internal goals while setting expectations for long-term plan metrics based upon performance compared to internal goals and relative performance as compared to peers. To measure relative performance, uses a performance peer group that is reviewed and determined on an annual basis. For more information about our performance peer group, which differs slightly from our compensation peer group, see pages 97-98 in *Other Policies and Practices Impacting Compensation Decisions*.

Assess Risks and Shareholder and Other Stakeholder Feedback

During the second and third quarters, the CHR Committee focuses on internal performance assessments, risk assessments of compensation, reviews of pay practices, pay-for-performance evaluations, as well as shareholder and other stakeholder feedback related to compensation practices:

Internal Assessments

- Ensures that our executive incentive plans include risk balancing features such as being subject to certain capital and liquidity requirements as well as clawback and forfeiture provisions.
- Reviews a current assessment of corporate performance against the performance goals set at the beginning of the year for both the short-term performance plans and any long-term performance grants currently outstanding.
- With the assistance of its independent compensation consultant, evaluates the effectiveness of the prior year compensation programs in achieving established goals and adhering to program principles.

External Feedback Reviews

- With the assistance of its independent compensation consultant, considers feedback from external stakeholders, including feedback from shareholders related to the annual Say-on-Pay vote.
- Reviews compensation assessments from proxy advisory firms and other external sources, as well as feedback from individual shareholders through our corporate governance shareholder engagement program.
- Evaluates any regulatory reviews and matters and, with the assistance of its independent compensation consultant, considers compensation best practices and governance improvements as a part of its continuous improvement process.

Evaluate and Certify Company Performance and NEO Compensation

During the fourth quarter of the current year and the first quarter of the following year, the CHR Committee considers items related to both current year compensation and compensation decisions for the upcoming year. Decisions related to NEO compensation and current year performance can be summarized as follows:

Evaluate Company Performance

- In the fourth quarter, previews Company forecasts with regard to performance under the short-term and long-term plans to prepare for payment discussions in the first quarter. Forecasts of performance include financial results based on GAAP, as well as a thorough review of any proposed adjustments to earnings and any unanticipated or extraordinary events that may have occurred during the year.
- Begins to evaluate qualitative performance factors and separately, in executive session with only CHR Committee members present, participates in a detailed performance discussion relating to the CEO.

Certify Company Performance and Calculate Compensation

- In the first quarter of the following year, after performance results are known and calculated, reviews final performance results and determines the need to apply discretion, flexibility, and judgment to balance the objective evaluations of performance with near-term performance and progress toward our longer-term objectives.
- After decisions are made, certifies the performance results and executive officer compensation for the performance period.

Shareholder Responsiveness

Shareholder and other stakeholder feedback related to compensation practices is an important piece of our compensation-setting process each year. We take into consideration the results of our advisory votes on the Company's executive compensation program and engage in ongoing shareholder outreach to solicit feedback on our executive compensation program directly from shareholders throughout the year. We are committed to shareholder responsiveness in our decision-making and disclosure matters. As a result, the efforts of our broader shareholder engagement program have received positive feedback and national recognition.

In our 2024 Say-on-Pay vote, 95.3 percent of votes were cast in favor of our executive compensation program. These results indicate strong support among shareholders for our compensation framework, our pay-for-performance approach, and the overall design of our compensation program. To maintain strong shareholder support, both our Board and management continue to listen, assess, and respond to shareholder feedback in determining the goals and objectives of our incentive plans and overall program.

Each year, members from our total rewards, investor relations, and corporate governance functions participate in Regions' annual shareholder engagement efforts and meet with institutional shareholders to answer questions and discuss any issues or concerns. Feedback from shareholder engagement is provided unfiltered to the Board. During the 2024 shareholder engagement cycle, we consistently received supportive feedback from our shareholders on the design of our executive compensation program.

For more information on this process, see the *Shareholder Engagement* section on page 35.

How Pay is Tied to Company Performance

Throughout this *CD&A*, we describe our executive compensation philosophy, program, and decisions related to the 2024 performance year for our NEOs:

Name	Principal Position
John M. Turner, Jr.	Chairman, President and CEO ("CEO")
David J. Turner, Jr.	Chief Financial Officer ("CFO")
Russell K. Zusi	Chief Risk Officer ("CRO") *Effective January 1, 2024*
Ronald G. Smith	Head of Corporate Banking Group [(1)]
David R. Keenan	Chief Administrative and Human Resources Officer ("CAHRO")

(1) While Mr. Smith retired on January 17, 2025, he is included as an NEO and is referred to as Head of Corporate Banking Group throughout the CD&A because he was employed for the entirety of the 2024 performance year. In anticipation of his retirement, the Company appointed Mr. Brian R. Willman as Head of Corporate Banking Group on October 21, 2024.

LINKING PERFORMANCE TO COMPENSATION DECISIONS

One of the central principles of our executive compensation program is tying pay to Company performance. At the beginning of each year, our CHR Committee sets performance goals based on our Board-approved budget and strategic priorities. After the end of the year, the CHR Committee compares these goals to actual results for the Company. The following is a high-level summary of our 2024 strategic priorities and achievements:

Continuous Improvement

Continuous Improvement remains an integral part of the Regions culture. By consistently focusing on getting better every day, teams have introduced efforts to improve the customer experience and become more efficient and effective in how we operate. Key highlights for the year include:

- Enhanced Bill Pay to make it simpler, faster, and more convenient for customers to pay bills through Regions' online banking and mobile app;
- Improved Regions' Zelle® offerings to make it easier for small businesses to send and receive payments using the service;
- Added Spanish as an option in the Regions mobile app and the "Message Us" customer support feature; and
- Added Tap to Bank functionality on nearly 2,000 ATMs – giving customers greater convenience by enabling faster, more convenient, and safer ATM banking.

As a result of our efforts, Regions was **recognized on FORTUNE® magazine's list of America's Most Innovative Companies**, which highlights companies on the forefront of innovation in the U.S. The rankings are determined by evaluations in product innovation, process innovation, and innovation culture.

Focus on the Customer

Regions continues to monitor our customers' needs and perceptions in a rapidly changing environment. Our research teams and businesses are constantly evaluating our performance against customer expectations, and making changes to improve our services, enhance our technology, and give customers more options. Accordingly,Regions was ranked:

- First in the J.D. Power 2024 U.S. Online Banking Satisfaction Study among Regional Banks, for the fourth time in five years; and
- Second among American Banker's 2024 Top 20 Banks by Reputation, an annual study which measures the emotional connection individuals have with financial organizations across the U.S.

Regions was also included in **Forbes' list of the top 300 U.S. companies for customer service for the second year in a row**. This ranking honors the top 300 out of more than 3,000 companies and brands that customers say best meet their needs in such customer service categories as knowledge and attitude of staff, speed of service, and handling of returns.

Throughout recent years, Regions implemented several customer-focused enhancements to make banking easier and help safeguard customers. Building on those changes, **Regions Overdraft Grace** was introduced in 2023 to provide customers an extra day to make deposits to avoid overdraft charges, and in 2024, Regions launched **CashFlowIQ**, a digital solution designed to simplify payments and streamline cash-management processes for Regions' commercial clients.

Strengthen Financial Performance

In 2024, Regions continued to deliver solid financial results with a business plan focused on superior service, soundness, profitability, and growth. Our results reflect the strength and diversity of our balance sheet, solid capital and liquidity, and prudent risk management. We continue to be positioned in some of the best and fastest growing markets in the country and remain focused on a solid growth plan and are confident in our strategic plan. Our strong financial performance in 2024 highlighted below provides a solid foundation as we enter 2025:

- Capital Markets and Wealth Management businesses and Treasury Management products and services generated record revenue in 2024
- Net income available to common shareholders of $1.8 billion and earnings per diluted share of $1.93
- Total revenue of $7.1 billion
- Net interest income of $4.8 billion
- Reported an efficiency ratio of 59.5 percent
- Full-year net-charge offs were 47 basis points
- Strong three-year total shareholder returns of 23 percent (through 12/31/2024), ranking third in our Performance Peer Group

Enhance Risk Management

Risk management is the responsibility of every Regions associate. As such, we are committed to maintaining a culture of risk ownership and awareness where each associate is responsible for identifying and prudently managing our Company's risks. In 2024, we continued our focus on enhancing our risk management framework and strengthening our risk culture by:

- Investing in people, processes, and technology to continuously improve our risk management tools and capabilities, including leveraging automation, data and analytics to deepen risk management effectiveness and drive efficiency in our processes;
- Promoting soundness, profitability, and growth through a disciplined credit culture; and
- Maintaining focus on recruiting, developing, and retaining key risk management associates.

Additionally, we maintained comprehensive risk governance processes to ensure our risk management framework appropriately identified and managed all material risks to the Company, including environmental and social risks. Utilizing lessons learned from prior economic downturns and the more recent pandemic, we actively managed our credit portfolio and effectively communicated across the Company to manage our key risks. We focused on the identification of high-risk industries and exposures, proactively engaging with our customer base to identify and manage emerging risks and opportunities. We maintained a strong customer focus on consumer protection and fairness in all aspects of our business. In light of stress in certain aspects of the banking sector in early 2023, we have maintained strong capital, market and liquidity risk management programs through implementation of interest rate risk management strategies and bolstering of our liquidity position, ensuring our balance sheet is well positioned for a range of economic scenarios. We also continued to invest in our cyber risk management capabilities and advance our BSA/AML/OFAC technology solutions, our overall modeling and data analytics capabilities, our fraud detection and mitigation capabilities, and our suite of predictive risk and early warning indicators and mechanisms to drive increased effectiveness and efficiency of our risk management tools, programs, and testing.

Build the Best Team

We remain committed to building a culture of organizational health that attracts and retains talent, equips managers and associates with the necessary skills to succeed, and ensures that we effectively manage performance to deliver results. These efforts included, but were not limited to, the following:

- Leveraging technology and innovative partnerships to provide programs and resources that enhance development opportunities and emphasize upskilling and re-skilling for associates focused on critical skills needed to be successful now and in the future; and
- Investing in benefits to prioritize associate wellbeing across all dimensions, including mental and physical health, financial health, personal and professional development, and community connection.

These efforts have been validated through external recognition, such as:

- Received two Brandon Hall Excellence Gold Awards - a top industry recognition - for our reimagined Consumer New Hire program and the Degreed Visionary Award for marketing professional development opportunities to associates from the Brandon Hall Group, a renowned professional development company that offers data, research, insights, and certification to Learning and Talent executives and organizations;
- Designated a Military Friendly Employer for the fifth consecutive year by Military Friendly, for our efforts to recruit, retain and advance veterans, service members and military spouses;
- Recognized as an Employer Honoree by the 2024 American Opportunity Index for the second year in a row, which measures how effective companies are at developing talent to drive business performance and advance individual employees' careers;
- Recognized as a "Best Place to Work for Disability Inclusion" for the fourth year in a row by the Disability Equality Index, a joint initiative of the American Association of People with Disabilities and Disability:IN, the leading nonprofit resource for business disability inclusion worldwide; and
- Awarded the tenth consecutive Exceptional Workplace Award by Gallup in 2024 and designated among five organizations worldwide as a winner "With Distinction" for our longstanding commitment. This award recognizes organizations that are devoted to cultivating a culture of engagement and know that investing in people is the key to performance and excellence and high engagement.

Overall Impact on Performance

The CHR Committee is proud of how the Company and its senior leaders focused on its core operating and strategic principles in 2024, leading to Company performance above target expectations. The CHR Committee discussed these accomplishments as part of its holistic review of the individual executives' performance and the overall performance of the Company related to the incentive plans.

2024 Compensation Decisions — What We Paid and Why

SUMMARY

Below is a summary of our 2024 pay elements and the performance-based nature of our compensation programs. In keeping with the CHR Committee's aforementioned guiding principles of compensation, NEO compensation is highly correlated to performance and heavily weighted toward compensation components directly connected to the interests of our shareholders. Detailed discussions of each of these elements can be found following this summary.

Compensation Component	Key Compensation and Performance Decisions	
2024 Base Salaries	In early 2024, after consideration of performance and market benchmark data for the roles, and in consultation with its independent compensation consultant, the CHR Committee approved increases to base salaries for three of the four NEOs eligible at the time: 4.5% for Mr. J. Turner, 4% for Mr. Smith, and 4% for Mr. Keenan.	
Annual Cash Incentive Compensation Awards	**2024 NEO Targets:** ■ The CHR Committee considered competitive positioning, performance, and contribution to the Company in increasing annual cash incentive target opportunities from 115% to 125% of base pay earnings for Mr. D. Turner and Mr. Smith. ■ The target incentive opportunity for other NEOs remained at the prior year's level.	**Company Performance (70%):** ■ Subject to meeting certain capital and liquidity performance thresholds. ■ Corporate performance compared to 2024 goals resulted in the achievement of 113% of target annual incentive expectations. **Individual Performance (30%):** ■ Individual performance ranged from 110% to 140% of goal.
Long-Term Incentives	**2024 NEO Targets:** ■ In recognition of performance, growth in roles, and market changes, the CHR Committee approved increases to long-term incentive targets for all of the NEOs eligible at the time: $300,000 for Mr. J. Turner and $100,000 for each of Mr. D. Turner, Mr. Smith, and Mr. Keenan. ■ Consistent with previous years, long-term incentive grants were divided equally among RSUs, PSUs, and PCUs.	**Company Performance:** ■ Subject to meeting certain capital and liquidity performance thresholds. ■ While the CHR Committee considers the grants made in 2024 to be current-year compensation, it is important to also recognize and evaluate the impact of performance on prior years' awards in ensuring executive compensation is in line with performance. ■ For the three-year performance period ending December 31, 2024, the CHR Committee determined based on results that the 2022-2024 long-term incentive awards (granted in April 2022) will pay out at 143% of target.
New Hire Compensation	On January 1, 2024, Mr. Zusi joined Regions as the Chief Risk Officer. The CHR Committee established a competitive compensation package for Mr. Zusi that included one-time awards intended to be economic equivalent replacements for forfeited retention and equity opportunities provided by his former employer. Mr. Zusi's compensation package includes: ■ Base salary of $650,000; ■ Annual incentive target of 115%; ■ One-time $1,550,000 sign-on bonus, paid in cash at commencement of his employment designed to replace the forfeited cash retention opportunity and subject to a two-year repayment agreement; and ■ One-time $5,000,000 RSU grant that vests ratably over four years and one-time $500,000 RSU grant that cliff vests after four years, which replace forfeited time-based equity and encourage retention. Mr. Zusi's offer of employment included a one-year non-solicitation of Regions' employees, independent contractors, and vendors.	

ESTABLISHMENT OF 2024 BASE SALARIES AND COMPENSATION TARGETS

With consideration given to individual performance, market benchmark data for each role, alignment with the CHR Committee's guiding principles of compensation, and in consultation with the CHR Committee's compensation consultant, the following compensation actions were taken in 2024.

Base Salaries

Upon the recommendation of the CEO and with consideration given to the items mentioned above, the CHR Committee approved increases to base salaries for Mr. Smith and Mr. Keenan (four percent each). Mr. D. Turner did not receive an increase in base salary for 2024. Additionally, the CHR Committee approved a four and a half percent increase for the CEO, Mr. J. Turner.

Annual Incentive Targets

The CHR Committee considered competitive market information, as well as individual performance and contribution to the Company, and approved an increase in annual incentive target opportunity for Mr. D. Turner and Mr. Smith and determined no changes would be made to the other NEOs' annual incentive targets for 2024.

Long-Term Incentive Targets

With respect to long-term incentive compensation, the CHR Committee approved target increases for four NEOs as compared to 2023. As further discussed on page 88, the long-term incentive targets increased by $300,000 for Mr. J. Turner, $100,000 for Mr. D. Turner, $100,000 for Mr. Smith, and $100,000 for Mr. Keenan, resulting in targets of $5,900,000, $1,600,000, $1,600,000, and $1,300,000, respectively.

New Hire Compensation Targets

The CHR Committee established a competitive compensation package for Mr. Zusi, including a base salary of $650,000, an annual incentive target of 115 percent, and a long-term incentive target of $1,400,000, effective upon his hire date of January 1, 2024.

The resulting 2024 annualized base salaries, annual incentive targets, and long-term incentive targets, including the magnitude of changes, are summarized below:

			2024 Annual Incentive [1]			2024 Long-Term Incentive		
Name	Base Salary Change (%)	2024 Annualized Base Salary ($)	Previous Target (%)	2024 Target (%)	Target Annual Incentive ($)	Target Change ($)	Target ($)	2024 Total Target Compensation ($)[2]
John M. Turner, Jr.	⇧ 4.5	1,150,000	180	⇔ 180	2,070,000	⇧ 300,000	5,900,000	9,120,000
David J. Turner, Jr.	⇔ —	705,000	115	⇧ 125	881,250	⇧ 100,000	1,600,000	3,186,250
Russell K. Zusi [3]		650,000		115	747,500		1,400,000	2,797,500
Ronald G. Smith	⇧ 4	625,000	115	⇧ 125	781,250	⇧ 100,000	1,600,000	3,006,250
David R. Keenan	⇧ 4	625,000	115	⇔ 115	718,750	⇧ 100,000	1,300,000	2,643,750

(1) The 2024 annual incentive target is based on multiplying the NEO's target bonus opportunity percentage by the annualized 2024 base salary for each NEO (based on annualizing base salary rates as determined by the CHR Committee). Calculating the annual target incentive in this manner does not take into consideration the timing of changes in base salary, should any change occur, throughout the year.

(2) The CHR Committee considers Total Target Compensation to be the target NEO compensation for the performance period. The Summary Compensation Table reports additional elements of compensation including the value of certain perks and benefits and an annual change in pension value. While the CHR Committee considers our executives' participation in certain benefits (including retirement benefits) in making its decisions about compensation, it does not consider these items to represent annual compensation.

(3) Mr. Zusi was employed effective January 1, 2024. Per his employment offer letter, Mr. Zusi's 2024 compensation included annualized base salary and incentive targets as shown.

2024 ANNUAL CASH INCENTIVE PAYMENTS

Plan Requirements

At the beginning of each year, the CHR Committee establishes corporate performance targets based on our financial plans, budgets, and expectations in support of strategic priorities, subject to the safety and soundness requirements described below. For 2024, the CHR Committee maintained the fundamental design of the annual incentive program with annual performance metrics and goals determined on an absolute basis, a customer service modifier, and individual performance requirements.

The combination of corporate and individual performance results in an annual cash incentive award that can be earned between zero percent and 200 percent of target. The design of the annual cash incentive plan, as determined in early 2024, is tied to the achievement of strategic priorities as follows:


Annual Incentive Plan
Plan Components
70% Corporate Performance
+
30% Individual Performance
=
Total Performance
Performance Metrics
50% Adjusted Net Income Available to Common Shareholders
50% Adjusted Efficiency Ratio
Strengthen Financial Performance
Enhance Risk Management
Focus on the Customer
Build the Best Team
Continuous Improvement
Modifier
Customer Service (+/- 10%)
Safety & Soundness Requirements
Capital & Liquidity Thresholds (up to -40%)

Corporate Performance Component

In early 2024, the CHR Committee determined performance metrics and goals. Goal setting was informed by investment bank analyst consensus estimates of Regions' financial metrics and based on Regions' budget as approved by the Board in December 2023. Performance metrics and goals were set to incent achievement of corporate objectives and align with shareholder interests in the context of a continued high level of economic, regulatory, and interest rate volatility. These annual incentive metrics, focused on profitability and efficiency, are both determined on an absolute basis. They compare actual performance to budgeted internal goals and align with the Company's focus on sustainable quality earnings and expense management.

Adjusted Net Income Available to Common Shareholders

The CHR Committee recognizes that achieving our net income goals is essential to the success of the Company. The CHR Committee also recognizes that net income is impacted by changes in accounting policy. In keeping with the practice that began in 2021 in response to the 2020 Current Expected Credit Losses ("CECL") accounting changes, the CHR Committee sought to insulate incentive performance from volatility related to CECL credit loss provisioning for the year. As a result, net charge-offs was substituted for provision to better reflect actual performance in the calculation of adjusted net income available to common shareholders ("Adjusted Net Income"). For non-GAAP reconciliation information, see *Appendix B*.

In setting the Adjusted Net Income performance target for 2024, the CHR Committee considered 2023 results which fell short of the rigorous performance targets set for the previous year. At the time the 2024 Adjusted Net Income goal was set, there was a general market consensus that expectations had leveled and more normalized performance was anticipated despite continuing volatility in the interest rate environment. As such, in order to realign expectations and provide an incentive for executives to successfully accomplish strategic business objectives, the CHR Committee reset the 2024 performance target at a level lower than the previous year's target with the maximum equal to actual attainment.

Adjusted Net Income results for 2024 exceeded budget by more than $100 million exhibiting solid performance along with above-expected deposit balances and favorable overall funding mix. We effectively balanced fairness to our customers as well as our shareholders, all while controlling our costs and deposit flows within the volatile interest rate environment of 2024.

Adjusted Efficiency Ratio

The Adjusted Efficiency Ratio, which is a measure of productivity, measures core Company performance over time and is used by the CHR Committee to incent efficient operations and diligent expense management. The Adjusted Efficiency Ratio is generally calculated as adjusted non-interest expense divided by adjusted total revenue. For non-GAAP reconciliation information, see *Appendix B*.

Similar to Adjusted Net Income, our 2023 Adjusted Efficiency Ratio results did not meet optimistic performance expectations due to significant losses from industry-wide fraud escalation coupled with revenue declines related to the interest rate environment in 2023. Accordingly, Regions' 2024 Adjusted Efficiency Ratio target was set at a less rigorous level than the 2023 target while maximum anticipated a slight decrease compared to 2023 actual performance.

As mentioned above, in spite of continued interest rate challenges, we managed to meet expectations of our actual Adjusted Efficiency Ratio performance target for 2024.

Customer Service Modifier

Regions operates in a very competitive service industry, and customer experience is critical to the creation of long-term growth as it builds customer loyalty and offers a strong avenue into new customer segments. It is a cornerstone of our go-to-market strategy. Accordingly, the annual incentive plan includes a formulaic modifier related to customer experience that can positively or negatively influence plan performance. Customer service performance is determined on a relative basis, comparing Regions' customer service scores to peers as measured by Gallup, Inc., an objective third party providing customer satisfaction measurement and benchmarking to numerous banks throughout the financial services industry. Scores are calculated based on approximately 365,000 annual customer service and loyalty surveys completed and compiled independently by Gallup, Inc. within 24-48 hours of customer interaction with Regions.

Because "Focus on the Customer" is one of our strategic priorities, we expect high levels of customer service from all of our associates. Moreover, we have traditionally achieved above median performance levels for this metric. As a result, to fully benefit from this modifier, the Company must score in the top decile compared to peers. Relative scores must be above the 80th percentile for the modifier to have any positive impact on the corporate performance score, and achievement below the 70th percentile will result in a negative adjustment to calculated results.

Safety and Soundness Requirements

In keeping with prior years, the CHR Committee decided that in addition to the specific corporate and individual performance requirements, any payout of annual incentive compensation should be subject to meeting safety and soundness thresholds. Guidance issued by the Federal Reserve instructs banking institutions to consider the "full range of current and potential risks including the cost and amount of capital and liquidity needed to support risks" in their compensation plans. To address this principle, the CHR Committee included the potential for two negative adjustments designed to reduce annual incentive payments in the event Regions does not maintain capital and liquidity at levels vital to the safety and soundness of the Company. The deduction for not meeting each requirement is 20 percent of the measured achievement. Therefore, even if corporate performance meets the financial and customer service goals set by the Board, the portion of incentive compensation based on corporate performance may be reduced up to 40 percent if performance is at the expense of capital and/or liquidity requirements.

Discretion to Adjust in Response to Risk and Performance

The CHR Committee reserves the discretion to adjust the performance goals established at the beginning of a plan year, including the ability to consider corporate performance metrics either on a GAAP or non-GAAP adjusted basis and other qualitative factors, if deemed necessary. The CHR Committee also retains discretion in the determination of individual performance under the plan. Blending the clarity provided by predetermined targets and expectations with the thoughtful application of discretion to consider items that should be excluded from, or included in, performance calculations, provides the CHR Committee the flexibility and judgment critical to deliver incentive compensation that reflects both near-term performance results and progress toward longer-term objectives. This combination of fixed formulas, along with latitude in assessing performance based on the CHR Committee's informed judgment, allows for consideration of unanticipated market conditions and other events that may impact operating performance. We believe that this latitude is important in mitigating risk as it reduces the potential that our executive officers may be encouraged to take actions with respect to unanticipated items based on the impact the actions may have on their incentive compensation, rather than based on the merits and impact that the actions may have on achieving our long-term goals and objectives.

Individual Performance Component

In keeping with its philosophy that individual performance plays an important role in our annual incentive plan design, the CHR Committee did not change the weighting of individual performance for 2024. Strategic objectives, as listed in the annual incentive plan graphic, were added within each NEOs' individual performance goals to further our commitment to shared value to our associates, our shareholders, and the communities we serve. Individual goals for each NEO include other tailored evaluations of financial and non-financial performance metrics including important risk-related factors. In assessing individual performance, the CHR Committee reviewed individual accomplishments and considered each individual's contribution to the Company's strong relative performance in light of unforeseen industry challenges.

2024 Annual Incentive Plan Results

For all of our NEOs, 70 percent of the annual incentive is based upon corporate performance, with the remaining 30 percent of the annual incentive based upon an assessment of each NEO's individual performance.

Assessment of Corporate Performance

Throughout 2024, the CHR Committee received regular updates on corporate performance and forecasted incentive payments under the plan. In early 2025, the CHR Committee reviewed and considered corporate performance under the criteria set at the beginning of 2024. Performance measurements for the metrics established were based on our results as adjusted and described above. For additional information on Company performance, see the section titled *How Pay is Tied to Company Performance* on page 78.

The culmination of results generated an overall corporate performance score of 113 percent. The CHR Committee determined that this was in line with overall performance and certified results as calculated with no discretionary change to performance goals as illustrated below:

		Absolute Performance Against Internal Targets						
		2024 Goal Achievements						
Performance Metrics		**Threshold**	**Target**	**Maximum**	**Attainment**	**% of Goal**		
Weighting	**Profitability Metrics**							
50%	Adjusted Net Income Available to Common Shareholders ($ millions)[1]	$1,398	$1,864	$2,237	$1,975	104%	=	**103%**
50%	Adjusted Efficiency Ratio [1]	61.5%	58.0%	55.0%	57.6%	101%		
Modifier	**Customer Service Metrics**							
Plus or minus 10 points	■ Subtract 1 point for every percentile below the 70th percentile, maximum 10 points ■ No modification between 70th and 80th percentile ■ Add 1 point for every percentile above the 80th percentile, maximum 10 points				>90th	Maximum	=	**10%**
						Total Corporate Performance		**113%**

(1) Non-GAAP measures — see reconciliations for Annual Cash Incentive Plan metrics in *Appendix B*.

Safety and Soundness Requirements			
Required Reductions	**Goal**	**Result**	**Required Reduction Indicated?**
Primary Liquidity Level	Low Risk or Better	Low Risk	NO
Capital Action Decision Tree Status	Monitoring or Deploy	Deploy	NO

Assessment of Individual Performance

With respect to Mr. J. Turner, the independent Board members used a formal process consistent with prior years to assess performance. Each Board member provided an evaluation in the areas of leadership, strategic planning, financial performance management, customer relations, management of personnel, communications, and Board relations. Mr. J. Turner's achievements noted by Board members include, but are not limited to, items listed in the table below.

To determine the individual performance rating for Mr. J. Turner, the CHR Committee met in executive session with its compensation consultant to discuss and finalize performance results. To determine the individual performance ratings of the other NEOs, the CHR Committee consulted with our CEO regarding the assessments. The table below outlines the individual NEO performance ratings and a high-level summary of the achievements noted when making the performance rating decisions:

Name	Individual Performance Rating (%)	Comments
John M. Turner, Jr.	140	■ Successful leadership of the Company as reflected in the strength and diversity of our balance sheet, solid capital and liquidity position, and prudent risk management. ■ Focused on driving responsible growth through strategic investments in products and capabilities producing revenue growth throughout our businesses and growth in deposit balances and total liquidity - total client relationships grew by 8% and total revenue exceeded budget by 7%. ■ Maintained focus on our sound risk management culture to proactively identify and manage key risks within our established risk appetite, leading to reduced fraud losses and significant strengthening of our cybersecurity capabilities. ■ Launched initiatives focused on enhancing our digital approach, leveraging data, analytics, and AI to advance technology and modernize our core systems to improve the customer and associate experience and build competencies to deliver what's next for all of our stakeholders. ■ Made meaningful investments in initiatives that strengthen our culture, develop associates, prioritize overall wellbeing, and position Regions as an employer of choice. ■ Leveraged technology and innovative partnerships to enhance performance management programs, effectively assess and manage our talent pipeline, improve efficiency, and position Regions as a great place to work and build a career.
David J. Turner, Jr.	125	■ Delivered strong financial performance generating adjusted net income of $1.8 billion, $150 million in excess of budget, and effectively managed our balance sheet to maximize net interest income which exceeded budget by $139 million and drove financial outperformance. ■ Continued strategic capital allocation management allowing strategic investment in support of business objectives. ■ Worked across functions and businesses to build efficiencies and better define opportunities for growth and strategic investment; developed reporting tools to deliver strategic customer insights to facilitate growth in key markets and position businesses for success in 2025. ■ Leveraged the strength of team leaders to successfully manage new initiatives and continue to foster an engaged and highly effective Finance Team. ■ Developed and implemented technology to detect and reduce reporting errors, resulting in reduced risk to the Company. ■ Established group to monitor changing conditions in the banking industry and promote changes in response to rulemakings.
Russell K. Zusi	140	■ Optimized the Risk operating model to create efficiencies and facilitate dynamic decision-making to keep pace with the changing risk and regulatory landscape. ■ Reshaped processes to ensure optimal outcomes in the right way and repositioned teams to leverage leaders into key roles to fill skill gaps. ■ Developed strong relationships across the company to drive effective risk oversight and management ■ Maintained strong Gallup scores while working to drive a culture of recognition and implementing management routines to deliver deeper engagement. ■ Worked to enhance Risk metrics with greater emphasis on maturing technology to enable better measurement of the impact of incidents on our customers. ■ Drove process enhancements, building enhanced programs to ensure regulatory compliance, improve documentation of activities, and integrate industry best practices.

Name	Individual Performance Rating (%)	Comments
Ronald G. Smith	110	■ Delivered solid performance from the Corporate Banking Group relative to target despite interest rate and inflation pressure. ■ Led team efforts around succession planning and talent management successfully transitioning multiple senior leaders to new roles and onboarding key external hires throughout geographic markets for expansion, backfill, and growth. ■ Contributed significantly to our focus on efficiencies with identification and execution of significant expense reductions and setting a strong foundation for the coming year. ■ Maintained focus on Risk Management in a challenging environment working across functions to manage, address, and action concerns through timely communication and active participation in leadership meetings and risk committees.
David R. Keenan	140	■ Associate engagement as measured by the Gallup organization was recognized for the 10th year in a row with the Exceptional Workplace Award with distinction due to a decade of recognition demonstrating a strong connection between engagement and company culture. ■ Enhanced our Talent Management approach garnering a "Best in Class" designation, and innovated Talent Acquisition technology resulting in record recruiter production, time to fill, and candidate experience metrics. ■ Made intentional changes that bolstered leadership performance and strengthened succession and talent planning across the bank. ■ Led the Company in simplifying processes and maintaining cost discipline through thoughtful expense reduction and proactive spend reviews. ■ Established and implemented the associate wellbeing strategy exceeding planned activation goals and enhancing the customer experience. ■ Developed and executed Working Together – our return-to-office strategy and plan – producing no negative business impact. ■ Assumed responsibility for the Company's technology transformation strengthening capabilities and effectively establishing and managing an updated path.

2024 Annual Incentives Earned

As a result of the 2024 performance decisions discussed above, the CHR Committee approved the following annual cash incentive payments for our NEOs in early 2025:

Name	2024 Target Incentive ($) (1)	Total Incentive Received ($)
John M. Turner, Jr.	2,053,039	2,486,230
David J. Turner, Jr.	881,250	1,027,538
Russell K. Zusi	733,125	887,814
Ronald G. Smith	775,361	869,180
David R. Keenan	713,332	863,845

(1) The 2024 target incentive is based on multiplying the NEO's bonus opportunity percentage achieved by the actual salary paid to the NEO during 2024. Using the actual salary paid accommodates changes in base salary, should any change occur, throughout the year.

LONG TERM INCENTIVE PLAN ("LTIP")

The CHR Committee believes long-term incentive compensation plays an important role in linking incentives to risk outcomes or aspects of performance that become apparent only with the passage of time. The responsibilities of our NEOs are largely strategic in nature, and while our NEOs diligently work to understand and mitigate risks, the actual outcomes of many of the business actions taken will not be certain for extended periods of time. For this reason, long-term incentive compensation is the largest portion of our executive compensation program.

2024 Long Term Incentive Plan Grants

The CHR Committee met independently with its compensation consultant to review the long-term incentive grant target for Mr. J. Turner. After reviewing Mr. J. Turner's total compensation target compared to that of other CEOs within our compensation peer group, the CHR Committee determined to increase the value of Mr. J. Turner's long-term compensation target by $300,000 to a total target of $5,900,000. The CHR Committee's decision was informed by market competitive information and driven by recognition of his strong leadership and performance leading the Company in the prior year.

In setting the value of the long-term incentive compensation for our other NEOs, the CHR Committee reviewed recommendations from Mr. J. Turner for his direct reports and consulted with its independent compensation consultant. Changes in value from the prior year for three other NEOs included an increase of $100,000 in the targets for each of Mr. D. Turner, Mr. Smith, and Mr. Keenan, resulting in 2024 awards of $1,600,000, $1,600,000, and $1,300,000, respectively. These changes were approved based on an analysis of competitive market data for the NEOs' positions and in recognition of ongoing performance and contributions to Company success. The value of long-term incentive grant for Mr. Zusi was aligned with other executives upon hire. On February 26, 2024, the CHR Committee approved the total grant values for NEOs and set a future grant date of April 1, 2024, in keeping with our normal business practices and schedules.

The table below presents the targeted economic value of the grants awarded by the CHR Committee to each NEO on April 1, 2024, and the division of the grant between each long-term component:

Name		Total Targeted LTIP Economic Value ($)[1]	Value of RSUs ($)[2]	Value of PSUs ($)[2]	Value of PCUs ($)
John M. Turner, Jr.	⇧	5,900,000	1,966,667	1,966,667	1,966,666
David J. Turner, Jr.	⇧	1,600,000	533,333	533,333	533,334
Russell K. Zusi		1,400,000	466,667	466,667	466,666
Ronald G. Smith	⇧	1,600,000	533,333	533,333	533,334
David R. Keenan	⇧	1,300,000	433,333	433,333	433,334

(1) Economic value is determined by dollar amount in early 2024.

(2) As discussed below and in the tables on page 106 and 107, executives were granted awards on April 1, 2024, using the 30-day average stock price to determine the number of shares granted as RSUs and PSUs.

Long Term Incentive Program Components

Our long-term incentive program is designed to drive long-term performance, enhance retention, align with shareholders' interests, and address longer-term risk concerns. Grants to NEOs are split equally among the following three components, each designed to support a distinct goal of our compensation philosophy:

- Restricted Stock Unit Awards ("RSUs"),
- Performance Stock Unit Awards ("PSUs"), and
- Performance Cash Unit Awards ("PCUs").

RSUs represent one-third of the award and include a three-year service-based vesting requirement, which means that the awards will generally not vest unless the NEO remains employed until April 1, 2027 (i.e., the third anniversary of the grant). In addition to the service-based vesting requirement, RSU awards are subject to an additional risk-based vesting requirement that protect the safety and soundness of the Company. In the event that Regions does not continually meet standards for liquidity and capital deployment throughout the entire three-year vesting period, up to 40 percent of the RSU award may be forfeited, regardless of meeting the service requirement. The CHR Committee has chosen to include RSU grants in the design of the program because they encourage retention of executives while also closely tying executive interests to those of shareholders.

PSUs and *PCUs* are performance-based awards and equally comprise the remaining two-thirds of the award. PSUs and PCUs can be earned between zero percent and 150 percent of target depending on the level of achievement. The CHR Committee has chosen to split the performance-based portion of the award between these two types of grants in order to incentivize executives to superior performance, but also limit leverage that might encourage excessive risk taking.

PSUs require performance hurdles to be met to establish the number of shares ultimately paid under the award. In addition, since the award is delivered in shares of stock of the Company, its value is tied to Company performance and shareholder interest through stock price performance creating what is often referred to as “double leverage.”

PCUs include the same performance hurdles, but since they are denominated in cash rather than stock, there is less upside and downside opportunity in these grants giving them a lower risk profile than that of PSUs. The CHR Committee believes splitting performance-based awards between these two vehicles with different risk profiles is in the best interest of the Company and shareholders. The CHR Committee also believes the PSU and PCU awards should be subject to the service vesting and safety and soundness requirements; therefore, just like RSUs, these awards include a three-year service-based vesting requirement and are subject to the standards and forfeiture provisions related to liquidity and capital deployment requirements, as described above.

Performance Measures

The performance measures included in the PSU and PCU awards are chosen because they are operating measures that: (i) are critical to the long-term success of the Company, (ii) are transparent to shareholders and the NEOs, and (iii) create healthy tension between profitability and the quality of earnings, which is important to shareholder value. Additionally, performance goals are based on anticipated capital distribution plans as submitted to our bank regulators through the Comprehensive Capital Analysis and Review (“CCAR”) process and approved by the Board. As a result, management has limited discretion in altering capital plan actions which, in turn, limits their ability to impact executive compensation.

Weighting of Metrics

Generally, each metric is weighted equally and measured based upon both absolute performance against Company goals over the three-year performance period and an evaluation of relative performance as compared to our peers. We do this through the use of a matrix where the “X” axis represents our performance against the absolute goals we set for ourselves over the performance period, and the “Y” axis represents our performance against banks selected as our performance peer group using these same measures.

Balancing of Absolute and Relative Performance

By establishing absolute goals within a range of outcomes, coupled with performance against banks in our performance peer group, a matrix mitigates some of the challenges associated with setting precise goals that could incent imprudent risk taking by executive officers and avoids the “best of the worst” outcome that is possible with the exclusive use of relative measurement.

The design of the long-term incentive plan, as determined in early 2024, is structured as follows:

Long-Term Incentive Plan

Grant Types	**33.33%** **Time Based Awards**	**66.67%** **Performance Based Awards**	
	33.33% Restricted Stock Unit Awards	**33.33%** Performance Stock Unit Awards	**33.33%** Performance Cash Unit Awards
Performance Metrics	Value may change based on stock price	**50%** **Return on Average Tangible Common Equity** (1) Compared against internal goals (50%) and peer performance (50%)	
		50% **Cumulative Compounded Diluted Earnings Per Share Growth** (1) Compared against internal goals (50%) and peer performance (50%)	
Safety & Soundness Requirements	Capital & Liquidity Thresholds **(up to -40%)**		

(1) See descriptions below for how the non-GAAP absolute and GAAP relative components of the metrics are calculated.

LTIP Design for 2024 -2026 Performance Period

On February 26, 2024, the CHR Committee approved a LTIP design for the 2024-2026 performance period using two performance metrics, Return on Average Tangible Common Equity ("ROATCE") and cumulative compounded diluted Earnings Per Share Growth ("EPS Growth"), both adjusted for incentive calculation purposes and further described below (for non-GAAP reconciliation information, see *Appendix C)*. The design and its associated goals were determined by considering financial and operational expectations related to our strategic planning process for the January 1, 2024, through December 31, 2026, performance period. The CHR Committee also determined the grants would be made on April 1, 2024. Additional performance details include the following:

- **Performance Metrics –** The CHR Committee determined that the 2024 performance-based grants would maintain the two metrics for measurement as utilized in the 2022-2024 and 2023-2025 design, ROATCE and EPS Growth. In making its decision, the CHR Committee noted that given market expectations, both measures remained the most critical long-term performance metrics to align management with shareholder value creation.
- **Performance Measurement –** In measuring performance, the CHR Committee determined that ROATCE and EPS Growth would be measured utilizing a performance matrix that considers both absolute and relative performance, each with an equal weight of 25 percent. Absolute performance requirements would be based on the expectations for Regions' own three-year business plan while relative performance would be measured against the performance of peers along a continuum that ranges from zero to 150 percent of target.
- **Evaluating Relative Performance –** At the conclusion of the three-year performance period, the performance peer group is ranked from highest to lowest performance and Regions' relative ranking is calculated as a percentile (see pages 97-98 for a detailed description of the performance peer group). Based on the current 14 banks in the peer group (Regions included), Regions' ranking must be at least seventh (i.e., performance must be better than half of peers) to receive payout above target. A ranking of eighth will yield payout below target. Payouts for in-between performance will be calculated using straight-line interpolation.
- **Calculation of Performance Metrics –** In continued response to the 2020 CECL accounting changes and in keeping with the annual cash incentive plan design, the CHR Committee sought to insulate incentive performance from volatility related to CECL credit loss provisioning. As a result, net charge-offs, which better reflects actual performance, was substituted for provision in the absolute performance calculation for both ROATCE and EPS Growth. Additionally, the CHR Committee approved eliminating Accumulated Other Comprehensive Income ("AOCI") from the denominator of the absolute performance calculation for ROATCE in order to mute the effect of volatile interest rate changes on market value adjustments that are reflected in tangible common equity. These adjustments are consistent with the prior year plan design. For non-GAAP reconciliation information, see *Appendix C.* Relative performance against peers for both metrics will be determined on a traditional GAAP basis.

The following matrices set forth how the performance of ROATCE and EPS Growth for compensation purposes translates into the ultimate payout level of the PSUs and PCUs granted in 2024:

ROATCE Metric — 50% Weight

	Peer Group		Payout Opportunity for ROATCE Goal				
Relative ROATCE (3-year Average)	Max	75 %ile	50%	75%	100%	125%	150%
	Target	50 %ile	25%	50%	75%	100%	125%
	Thresh.	25 %ile	0%	25%	50%	75%	100%
			Significantly Below Target	Below Target	Slightly Below Target	Target	Above Target
			Regions' Absolute Adjusted ROATCE (3-year average)				

EPS Growth Metric — 50% Weight

	Peer Group		Payout Opportunity for EPS Growth Goal				
Relative EPS Growth (3-year cumulative CAGR)	Max	75 %ile	50%	75%	100%	125%	150%
	Target	50 %ile	25%	50%	75%	100%	125%
	Thresh.	25 %ile	0%	25%	50%	75%	100%
			Significantly Below Target	Below Target	Slightly Below Target	Target	Above Target
			Regions' Absolute Adjusted EPS Growth (3-year cumulative CAGR)				

"CAGR" - Compound Annual Growth Rate

Performance targets and the payout percentages generated for each level of long-term incentive performance are determined each year by the CHR Committee based on Company budgets and goals, as well as known prevailing economic conditions. We do not disclose the internal absolute performance targets set for the three-year performance period in the above matrix because such disclosure could be construed as earnings guidance. The CHR Committee believes the target levels for absolute performance are challenging, yet achievable. While we do not disclose forward-looking goals, we commit to disclosing target performance and performance achievement in the *CD&A* each year as performance awards vest. Though the matrix above does not include goals, it demonstrates the expectation of a zero percent payment if we do not meet approximately one-half of the cumulative amount projected, as part of our strategic planning process, for the three-year period ending December 31, 2026.

Payout of 2022-2024 Performance-Based Awards and Differences in SEC Reporting Requirements and How the CHR Committee Views Compensation

It is important to note that the CHR Committee considers LTIP awards as compensation for the year in which the award is granted. As a result, there are multiple differences between how the CHR Committee views compensation and the SEC reporting requirements that impact this year's *Summary Compensation Table*. These differences are described below:

- The CHR Committee considers the entirety of the 2024-2026 LTIP award as compensation given to the NEOs at the time of the grant – in April 2024. In contrast, the SEC views only the equity denominated portion of the award to be 2024 compensation and will not consider the performance-based cash unit awards (PCUs) to be compensation until the end of the performance period when the LTIP awards fully vest. Due to this difference, the equity denominated awards (PSUs and RSUs) are reported in the *Summary Compensation Table* under the "Stock Awards" column in the year the grant is made. However, the PCUs, with the same performance period and vesting date, will not be reported as compensation until the value of the cash is earned at the end of the performance vesting period in 2026.
- An additional difference between SEC reporting requirements and the CHR Committee's view of compensation relates to the reported value of stock-based awards. The SEC rules require that companies report the value of equity-denominated awards in the "Stock Awards" column of the *Summary Compensation Table* in the year they are granted. This is the same way the CHR Committee considered these awards. However, there is a difference in the values noted in the table below and the values reported in the *Summary Compensation Table* due to the way we determine the number of shares each NEO will receive after the CHR Committee has established the monetary value of an award. To determine the number of PSUs and RSUs, we divide the monetary award value by the 30-day average closing price of Regions common stock prior to the grant date to minimize any impact of day-to-day stock price changes on the number of shares granted. The 30-day average for 2024 was $19.64. However, SEC rules require us to report the grant date fair value of shares in our tables. For grants made in 2024, the fair value for RSUs and PSUs was the closing price on the date of grant, which was $20.56 per share.
- The CHR Committee considers the entirety of the 2022-2024 LTIP award as compensation given to the NEOs at the time of the grant – in April 2022. However, the SEC requires awards denominated as cash awards (such as Regions PCUs) be reported in the year that they vest, rather than in the year they are granted. As such, the *Summary Compensation Table* on page 104 includes the value of the 2022 PCU awards in its totals and does not include the similar grant values from PCUs granted as a part of the 2024 grant cycle described on pages 88-91.

To understand the value reported in the *Summary Compensation Table* related to PCU awards, the following is a summary of the 2022 award. The 2022 PCU award was subject to a three-year performance period that ended on December 31, 2024. The following table sets forth the performance metrics achieved for the performance period and the percent of target earned by the NEOs as of the end of 2024:

		2022 - 2024 Performance-Based Award Results				
Performance Metrics and Weights		**Target**	**Performance**	**Payout**	**Weight**	**Payout % of Target**
Absolute ROATCE[1]	25%	17.0%	23.49%	150%	50%	75%
Relative ROATCE	25%	50th percentile	96th percentile			
Absolute EPS Growth (3-year Cumulative CAGR)[1]	25%	6.0%	9%	136%	50%	68%
Relative EPS Growth (3-year Cumulative CAGR)	25%	50th percentile	61st percentile			
					Final Results	**143%**

(1) Non-GAAP measure - see reconciliation for LTIP metrics in *Appendix C*.
"CAGR" - Compound Annual Growth Rate

In addition to the performance metrics listed above, Regions met the standards for liquidity and capital deployment throughout the 2022-2024 vesting period; therefore, no adjustment was made to the award.

Name	2022 Target PCUs Granted ($)	Payout % of Target (%)	Value of PCUs Received ($)
John M. Turner Jr.	1,750,000	143	2,502,500
David J. Turner, Jr.	500,000	143	715,000
Ronald G. Smith	400,000	143	572,000
David R. Keenan	333,333	143	476,666

For further information, page 82 includes an alternative compensation table that details the way the CHR Committee views the compensation decisions made for 2024.

Other Benefits and Perks

In addition to the compensation elements described above, NEOs participate in limited perk programs and other benefits programs, many of which are available to all associates.

REGIONS RETIREMENT PROGRAMS

Regions sponsors two types of retirement programs: defined benefit and defined contribution retirement programs, each made up of tax-qualified and nonqualified plans. The operation of these retirement plans and the value of the benefits that NEOs accrue under these plans are described below and in the discussion that accompanies the *Pension Benefits* and *Nonqualified Deferred Compensation* tables and the *Summary Compensation Table*.

(1) Defined benefit plans

The Regions Financial Corporation Retirement Plan for Associates (the "Retirement Plan") and Regions Financial Corporation Post 2006 Supplemental Executive Retirement Plan ("SERP") are defined benefit plans. The Retirement Plan is a tax-qualified plan under Section 401(a) of the U.S. Internal Revenue Code of 1986 ("IRC") that was closed to new participants in 2007. The four NEOs who have accrued a benefit under the Retirement Plan participate on the same basis as all associates. The SERP is a nonqualified plan that provides benefits to a limited number of senior officers of the Company, including, as of December 31, 2024, one of our NEOs. The SERP provides benefits that serve to attract and retain high-quality senior executive talent.

The following is a brief description of each NEO's participation in these plans:

- **Mr. John Turner -** During his prior period of service, Mr. J. Turner participated in the Retirement Plan and accrued nine years of credited service. After his rehire by the Company, Mr. J. Turner was no longer eligible to accrue additional benefit service under the Retirement Plan but continued to vest in his previously accrued Retirement Plan benefit, which fully vested in 2021. Upon his rehire, he began participating in the SERP. In September 2023, Mr. J. Turner elected to freeze his SERP participation and transfer the lump sum value of the fully vested benefit to a non-qualified defined contribution account under the Company's Excess 401(k) Plan.
- **Mr. David Turner -** Mr. D. Turner has 19 years of credited service with the Company and is a fully-vested participant in the Retirement Plan and SERP. In December 2024, Mr. D. Turner elected to freeze his SERP participation and transfer the lump sum value of the benefit to a non-qualified defined contribution account under the Company's Excess 401(k) Plan.
- **Mr. Zusi -** Mr. Zusi is not eligible to participate in either of the Company's defined benefit plans.
- **Mr. Smith -** At the time of his retirement, Mr. Smith was fully vested and credited with the maximum (30) years of service allowed under the Retirement Plan. Mr. Smith was a participant in the SERP and accrued the maximum (35) years of credited service before electing to freeze his participation and transfer the lump sum value of the benefit to a non-qualified defined contribution account under the Company's Excess 401(k) Plan in November 2021.
- **Mr. Keenan -** Mr. Keenan has 21 years of credited service with the Company and is a fully-vested participant in both the Retirement Plan and the SERP.

Pension Benefits Compensation

The *Pension Benefits* description and table beginning on page 110 include a more detailed description of retirement benefits and a calculation of the value of pension benefits for each NEO. In addition, the *Summary Compensation Table* provides a value that represents the change in the lump sum value of pension benefits from 2023 to 2024. Several factors influence the calculation of this change. For most participants, the change is a result of additional years of service, the passage of time, and changes in the discount rate and actuarial mortality table. Notably, due to his election to freeze his SERP benefit and transfer the value of that benefit to the Excess 401(k) Plan, the *Summary Compensation Table* reflects a significantly lower change in pension value for Mr. D. Turner when compared to previous years.

Understanding the Annual Change in Pension Value

No additional pension benefits	■ 2024 annual change in pension value is not due to any modifications to the existing pension program or formulas. ■ Regions' Retirement Plan was closed to new participants in 2007; less than 10 percent of our associates remain participants in the plan.
Annual changes primarily driven by macroeconomic and non-performance factor changes	■ For most participants, the change in value is a result of an additional year of service, the passage of time, and changes in the discount rate and mortality table. ■ Form of payment election also impacts the assumptions used to determine the value of the benefit. Should the participant change their payment election, Regions would be required to change the method by which the annual change in pension value is determined. ■ Traditional pension plans are extremely sensitive to interest rate changes, which are macroeconomic factors out of the Company's control. ■ Unlike the annual and long-term incentive plans, which are performance based, pension values are driven mostly by non-performance factors. ■ Our SERP benefit formula is a "final average earnings" formula using the highest three consecutive years of eligible compensation. As a result, increases in eligible compensation can have a significant impact on the change in pension value when the years of higher pay replace lower values in the three-year average calculation.

(2) Defined contribution plans

Each NEO is eligible to participate in the tax-qualified Regions Financial Corporation 401(k) Plan ("401(k) Plan") on the same basis as all other eligible associates. Eligible associates may defer between 1 percent and 80 percent of eligible pay as pre-tax or Roth after-tax elective deferrals (or a combination of pre-tax and Roth after-tax elective deferrals), subject to IRC limits. In addition, we maintain the Regions Financial Corporation Non-Qualified Excess 401(k) Plan ("Excess 401(k) Plan") in which certain associates, including the NEOs, whose participation in the 401(k) Plan is generally limited due to the IRC compensation and contribution limits applicable to qualified plans may defer eligible pay in excess of the amount allowed to be deferred in the 401(k) Plan. In both plans, the Company matches up to 100 percent of the amount deferred by an eligible participant up to a maximum of 5 percent of eligible pay and makes a contribution of 2 percent of eligible pay on behalf of each eligible participant who is not eligible to accrue a benefit in the applicable defined benefit plan.

In 2024, Mr. J. Turner, Mr. D. Turner, Mr. Smith, and Mr. Keenan received Company matching contributions of 5 percent of pay in both plans. Mr. J. Turner also received the 2 percent contribution in the 401(k) Plan since he is not eligible to accrue benefits in the Retirement Plan, but none of the NEOs were eligible to receive the 2 percent contribution in the Excess 401(k) Plan due to their SERP participation. Because of his length of service, Mr. Zusi was only eligible to defer his own compensation in the 401(k) Plan, and he was not eligible to receive any Company contributions nor participate in the Excess 401(k) Plan until January 1, 2025.

PERQUISITES

Our NEOs are eligible to participate in employee benefit programs generally available to all associates. While we do not offer a broad range of perks to our NEOs, we have provided certain personal benefits that are not available to other associates. The CHR Committee regularly reviews the perks available to executive officers to determine whether these programs continue to serve the purpose of benefiting the Company.

In General

In 2024, NEOs continued to be eligible for tax and financial planning services with a fixed per executive cost to Regions, Company-provided security monitoring for private residences on an as-needed basis, and enhanced access to health-related services. Additionally, the Company may maintain memberships in organizations that certain executive officers may utilize for business entertainment purposes. These memberships are provided because we believe that they serve a necessary and reasonable business purpose. It is expected that executive use will always involve a bona fide business purpose. The total cost of these perquisites to the Company represents an immaterial portion of total compensation. Any special benefits our NEOs received are included in the *Summary Compensation Table*.

Use of Corporate Aircraft

The use of corporate aircraft is subject to a formal program, approved for 2024 by the CHR Committee, that sets forth the criteria and procedures applicable to its use.

It has long been our policy to require our CEO to use corporate-owned or other non-commercial aircraft for business travel when possible. For 2024, our CEO's use of corporate-owned aircraft for personal travel was subject to a maximum value of $175,000 per year. In the event the value of personal use (as measured based on the incremental cost of operating the aircraft) had exceeded $175,000 in the year, our policy would require the CEO to reimburse the Company the full incremental cost of operating the corporate aircraft.

The Aircraft Time Sharing Agreement between Mr. J. Turner and the Company governs the terms and conditions of Mr. J. Turner's personal use of the corporate aircraft. Although the policy and the agreement allow for personal use without cost up to $175,000 per year, Mr. J. Turner's 2024 personal use of corporate aircraft was $111,708. Additionally, the Board authorized the CEO to make corporate-owned aircraft available for the personal travel of other Company associates on a limited basis, such as in the event of emergency or when personal use may be in the best interest of the Company due to either efficiency or safety concerns.

Tax Liabilities

Any perquisites that result in a personal benefit are imputed as income to the executive in accordance with Internal Revenue Service rules. NEOs are personally responsible for all taxes on this income. The Company does not gross up the income to cover taxes for NEOs.

Compensation Framework, Policies, Processes, and Risk Considerations

Our compensation and benefit programs operate under the guidance and oversight of the CHR Committee. The CHR Committee is composed of independent non-management Directors, with considerable experience in executive compensation matters, and who are not eligible to participate in any of the management compensation programs or other employee benefit or compensation plans of the Company, except for grants of equity compensation under the Company's LTIP pursuant to the Director Compensation Program. Directors who served as members of the CHR Committee during 2024 include:

Members serving the entire year:

- *Joia M. Johnson, Chair*
- *J. Thomas Hill*
- *Ruth Ann Marshall*
- *Timothy Vines*

Members serving a partial year:

- *William C. Rhodes, III - beginning March 1, 2024*

Each CHR Committee member has been affirmatively determined to be independent as defined by NYSE rules, applicable SEC rules and regulations, and our Corporate Governance Principles' considerations. The CHR Committee operates under a written charter approved by the Board. A copy of the charter is available on our website at **ir.regions.com/governance**.

COMMITTEE MEETINGS

The CHR Committee holds meetings as often as it deems necessary to perform its duties and responsibilities, but not fewer than three times a year. Although many compensation decisions are made in the first quarter of the year, as outlined in the *Compensation-Setting Process and Timeline* section, the decision-making process is continuous and neither ends nor begins with any one meeting. During 2024, the CHR Committee met seven times, including one joint meeting with the Risk Committee.

The CHR Committee asks its independent compensation consultant to attend all regularly scheduled meetings, as well as some of the CHR Committee's special meetings. Other outside advisors, including legal counsel, also attend meetings when members feel additional guidance on specific topics may be beneficial. Meetings are also attended by members of management, including the CEO, Chief Administrative and Human Resources Officer, Head of Total Rewards, and Chief Legal Officer, as appropriate. The CFO attends meetings when Company budget and performance information or incentive plan design is presented. As previously noted, at least one joint meeting of the CHR Committee and the Risk Committee is held each year. During this joint meeting, representatives from the Risk Management Group, including the CRO, review associate conduct and a comprehensive risk assessment of the Company's incentive plans, including both plans that cover executive officers, as well as plans that cover other associates of the Company.

Throughout 2024, the CHR Committee also heard from other executives in relation to Human Capital Management and other topics of interest. Additionally, every CHR Committee meeting includes an executive session without the participation of any member of the executive management team. The independent compensation consultant typically participates in a portion of these executive sessions.

Compensation Consultant Disclosure

During 2024, the CHR Committee retained Frederic W. Cook & Co., Inc. ("FW Cook") to provide independent information and consultation regarding the design and implementation of our executive compensation programs. FW Cook is a nationally recognized compensation consulting firm serving a large number of Fortune 500 companies and is engaged by and performs work solely for the CHR Committee.

It is the CHR Committee's view that its compensation consultant and any other advisors should be able to render candid and direct advice independent of management's influence, and numerous steps have been taken to satisfy this objective.

Annually, and most recently in December 2024, the CHR Committee considers the independence of FW Cook in light of current SEC rules and NYSE listing standards. The CHR Committee requested and received a letter from FW Cook addressing its independence, including the following factors:

- other services provided to Regions by FW Cook;
- fees paid by Regions as a percentage of FW Cook's total revenue;
- policies or procedures maintained by FW Cook that are designed to prevent a conflict of interest;
- any business or personal relationships between the individual consultants involved in the engagement and a member of the CHR Committee;
- any Regions equity securities owned by the individual consultants involved in the engagement and certain of their family members; and
- any business or personal relationships between Regions' executive officers and FW Cook or the individual consultants involved in the engagement.

The CHR Committee discussed these considerations and concluded that no conflict of interest exists.

FW Cook reports directly to the CHR Committee and engages with the CHR Committee Chair and members without the presence of management. Additionally, they work with Regions' management, at the direction of the CHR Committee, to obtain information and further the CHR Committee's goals. FW Cook does not do any work for executive management and provides no other services to Regions. The scope of services provided by FW Cook for the CHR Committee during 2024 included:

- Attending all CHR Committee meetings;
- Advising the CHR Committee regarding matters related to executive succession planning, retirement, and transition;
- Providing the CHR Committee with analysis of competitive market data to assist in establishing target levels for compensation components, such as base salary levels, annual incentives, long-term performance awards, and benefit levels for executive management;
- Assisting the CHR Committee with the evaluation and establishment of the design and construct of the short-term and long-term incentive programs for 2024, including values, opportunity levels, performance metrics, targets (including thresholds and maximums), performance curves, peer group comparisons, and risk mitigants to be included in the plan;
- Advising the CHR Committee with respect to year-end compensation determinations based on performance evaluations and other factors, including succession planning and related considerations;
- Providing competitive market practices regarding Director compensation targets and programs;

- Advising the CHR Committee regarding regulatory and compliance issues and the development of leading best practices and market competitive information with respect to compensation guidelines established by the SEC, the Federal Reserve, and other banking regulatory bodies; and
- Providing current trend information on industry and executive compensation issues.

Other than advising the CHR Committee as described, FW Cook did not provide any services to the Company in 2024.

Other Policies and Practices Impacting Compensation Decisions

USE OF PEER GROUPS FOR BENCHMARKING PURPOSES

The CHR Committee utilizes two peer groups: one to benchmark executive compensation and one to benchmark corporate performance. Although the peer groups are similar, the CHR Committee believes compensation measures should be reviewed against financial institutions with executive positions that are most similar in breadth and scope to Regions and represent the financial institutions that compete with Regions for our top executive talent. Performance is more appropriately measured against a broad group of financial institutions that investors would consider in competition with Regions for their investment dollars. In conjunction with its independent compensation consultant, the CHR Committee reviews both peer groups each year.

Compensation Peer Group

In determining the competitiveness of compensation compared to the market, the CHR Committee, with the assistance of its independent compensation consultant, regularly reviews the compensation of our executive officers against the Company's compensation peer group and against survey data from a larger segment of companies within the financial services industry. While we do not specifically benchmark each individual Regions position to specific job matches within these peer companies, we use the information from these peers to assist the CHR Committee in evaluating the competitiveness of the compensation of our executive team including the NEOs covered in this proxy statement.

The CHR Committee believes that peer group construction revolves around finding a balance between including relative companies that match Regions in size and focus and enough companies to make comparisons meaningful. The companies listed below are those that the CHR Committee believes are appropriate for compensation benchmarking purposes due to industry, asset size, revenue, and market capitalization.

When evaluating the compensation peer group for 2024 plans and pay levels, the CHR Committee's independent compensation consultant recommended removing Capital One Financial Corporation from the compensation peer group due to limited alignment to selection criteria given its assets and revenues are more than three times those of Regions'. Further, the addition of First Citizens Bancshares Inc. to the peer group was recommended considering that it is better aligned to scale selection criteria and the fact that Regions competes with First Citizens Bancshares, Inc. for business and talent. All other existing peers remain suitable for inclusion. After reviewing the existing group and recommendation, the CHR Committee elected to approve the compensation peer group as proposed.

In addition to reviewing compensation peer group information annually, the CHR Committee's independent compensation consultant periodically reviews the Company's total compensation program against broader financial services industry survey data compiled by other sources (including compensation surveys prepared for the financial services industry by McLagan, a leading performance/reward consulting and benchmarking firm focused specifically on the financial services industry). All of this information is used by the CHR Committee when it considers the competitiveness and appropriateness of the amount and composition of pay at Regions.

Performance Peer Group

For purposes of measuring relative performance under our long term incentive plan, we use a peer group that is slightly different from the one utilized for compensation analysis. The key driver for performance peer group selection is business similarities. The CHR Committee, with the assistance of its independent compensation consultant, looks for a focus on retail, consumer, and corporate banking with a regional/ geographic focus. Though the CHR Committee also considers size, it is not a key determining factor due to its lack of material impact on performance comparisons, especially when related to its impact on compensation comparisons. The CHR Committee approved the performance peer group without changes for 2024.

The 2024 compensation and performance peer groups are presented below:

Company	Ticker	12/31/2024 Assets ($ in millions)	12/31/2024 Market Cap ($ in millions)	Compensation Peer Group	Performance Peer Group
U.S. Bancorp	USB	678,318	74,616	✓	✓
PNC Financial Services Group, Inc.	PNC	560,038	76,520	✓	✓
Truist Financial Corporation	TFC	531,176	57,588	✓	✓
First Citizens Bancshares Inc.[(1)]	FCNCA	223,720	29,204	✓	
Citizens Financial Group Incorporated	CFG	217,521	19,285	✓	✓
Fifth Third Bancorp	FITB	212,927	28,351	✓	✓
M&T Bank Corporation	MTB	208,105	31,195	✓	✓
Huntington Bancshares Incorporated	HBAN	204,230	23,637	✓	✓
KeyCorp	KEY	187,168	18,962	✓	✓
Regions Financial Corporation	**RF**	**157,302**	**21,376**	✓	✓
Zions Bancorporation	ZION	88,775	8,013	✓	✓
First Horizon Corporation	FHN	82,152	10,677	✓	✓
Comerica Incorporated	CMA	79,297	8,134	✓	✓
Synovus Financial Corporation	SNV	60,234	7,258	✓	✓
Hancock Whitney Corporation	HWC	35,082	4,709		✓

(1) Market Capitalization shown for First Citizens Bancshares Inc. includes shares of both Class A and Class B common stock. Class B common stock has less liquidity and public float than Class A common stock and is quoted on the OTC Pink Market under the symbol FCNCB.

The above-noted peer groups are not the same as the group of companies that comprise the S&P 500 Banks Index, which is the index included in the stock performance chart presented in Regions' Annual Report on Form 10-K for the year ending December 31, 2024, and repeated in the *Proxy Summary* section of this proxy statement. Each of these peer groups represents a smaller group of financial institutions tailored primarily by asset size, core business services, geographic similarity, and alignment to the principles for each type of measurement.

SAY-ON-PAY

Regions understands that shareholders, regulators, and other stakeholders have a strong interest in executive compensation, and we attempt to balance the interests of these constituencies in the design and execution of our executive compensation program. In accordance with the vote of our shareholders, we provide our shareholders with an opportunity annually to cast an advisory vote regarding executive compensation. This year's vote is included as *Proposal 3*.

In our 2024 Say-on-Pay vote, 95.3 percent of votes were cast in favor of our executive compensation program. These results indicate strong support among shareholders for our compensation framework, our pay-for-performance approach, and the overall design of our compensation program. Both the Board and management continue to listen, assess, and respond to shareholder feedback in determining the goals and objectives of our incentive plans and overall program. For additional information, see the *Shareholder Responsiveness* section on page 77.

We will continue to monitor the results of future advisory votes on compensation and take feedback from our shareholder outreach program into consideration when assessing compensation design and disclosure matters in the future.

CLAWBACKS

It has long been the CHR Committee's practice to employ a robust compensation recoupment program underscored by policies designed to facilitate the recoupment of prior incentive compensation awards or the adjustment of future awards in the event of financial restatement or other events. The CHR Committee reviews the compensation recoupment program on an annual basis and continues to strengthen our policies and practices. During 2023, the CHR Committee expanded its existing compensation recoupment program to include a new policy: a clawback policy requiring recoupment of incentives in the event of an accounting restatement due to material noncompliance with U.S. federal securities law reporting requirements, as mandated by Rule 10D-1 under the Dodd-Frank Act. The preexisting clawback policy grants authority to recapture incentive compensation if an executive has engaged in misconduct or failed to supervise.

Regions has a comprehensive clawback program that goes beyond the requirements of the Dodd-Frank Act.

Financial Restatement Compensation Recoupment Policy

The Financial Restatement Compensation Recoupment Policy, enacted in 2023, applies to each of our NEOs, as well as other current and former executive officers. This policy requires the Company to clawback compensation that is (i) incentive-based, (ii) erroneously awarded, and (iii) received by an executive officer during the three years preceding the date an accounting restatement was required. In the event the Company is required to prepare an accounting restatement due to the material noncompliance with any financial reporting requirement under U.S. federal securities law, in order to correct (i) a material error to previously issued financial statements or (ii) an error that would result in a material misstatement if (a) corrected in the current period or (b) left uncorrected in the current period, the Company will seek repayment of incentive compensation or require the forfeiture or reduction of outstanding or future cash and equity-based incentive compensation, as may be determined by the CHR Committee.

For further disclosure of Regions' Financial Restatement Compensation Recoupment Policy, refer to Regions' Annual Report on Form 10-K for the year ended December 31, 2024.

Compensation Recoupment Policy

In addition to the aforementioned Financial Restatement Compensation Recoupment Policy, the preexisting Compensation Recoupment Policy remains in place and continues to cover each of our NEOs, other executive officers, and other senior leadership (each a "Covered Officer"). This policy permits the Company to recoup both time-based and performance-based cash and equity incentive compensation awarded, paid or payable, within the three years prior to the triggering event. Triggering events under the policy include financial restatement, misconduct, and failure to supervise.

In the event the Company is required to prepare an accounting restatement due to the material noncompliance with any financial reporting requirement under either GAAP or federal securities law, or the Company subsequently finds that the financial information or performance metrics used to determine the amount of incentive compensation for a prior period is materially inaccurate, the Company may seek repayment of cash and equity incentive compensation or require the forfeiture or reduction of outstanding or future cash and equity-based incentive compensation as may be determined by the CHR Committee.

In addition to allowing for clawback in the case of financial restatement or materially inaccurate performance metrics, the policy allows the Company to recoup cash and equity-based incentive compensation in the case of misconduct of a Covered Officer. In 2022, the policy was updated to also allow recoupment in the case of failure to supervise by a Covered Officer. In either event, the Company may recoup incentive compensation regardless of whether or not there is an accompanying financial restatement, to the extent any performance or vesting period for such incentive compensation overlapped in whole or in part with, or was exercised during, the period of misconduct.

For purposes of the policy, misconduct is defined as: (i) knowing violation of federal, state or local law, rule, or regulation; (ii) material breach of any written Company policy or covenant between Regions and the Covered Officer; (iii) disclosure of the Company's confidential information or trade secrets; or (iv) commission of an act of fraud, dishonesty, or recklessness in the performance of the Covered Officer's duties, which is not in good faith and subjects the Company to excessive risk or financial loss or materially disrupts, damages, impairs, or interferes with the business of the Company. For purposes of the policy, failure to supervise is defined as a failure by the Covered Officer, in a supervisory role, to properly (i) supervise behaviors by subordinates likely to cause reputational harm or result in improper risk behavior or (ii) identify, escalate, monitor or manage a subordinate's misconduct or risk behavior, in each case which subjects the Company to excessive risk or financial loss or materially disrupts, damages, impairs or interferes with the business of the Company.

REGULATORY OVERSIGHT AND RISK GOVERNANCE

As a bank holding company, we must comply with various regulatory requirements. The Federal Reserve adopted guidelines on incentive compensation for financial institutions that include the following three main principles:

- Incentive compensation arrangements should balance risk and financial results in a manner that does not provide employees with incentives to take excessive risks on behalf of the banking organization;
- A banking organization's risk management processes and internal controls should reinforce and support the development and maintenance of balanced incentive compensation arrangements; and
- Banking organizations should have strong and effective corporate governance to help ensure sound compensation practices including effective oversight by the Board.

In response to these guidelines, we established a governance and oversight process for the design, operation, and monitoring of our incentive plans that improves our ability to evaluate and reduce risk or to risk-adjust payouts under the plans. We created an internal cross-functional oversight committee with representation from risk management, finance, human resources, and legal to review, consider, and approve, as appropriate, certain higher risk plans. This cross-functional oversight committee also works with business group leadership to monitor the performance and effectiveness of all our incentive plans to ensure that they include features and metrics designed to discourage inappropriate risk-taking.

As a part of our oversight process, this internal oversight committee meets on a regular basis and provides a quarterly report to the CHR Committee with respect to the activities around incentive compensation management. In addition, at least once each year, the CHR Committee meets jointly with the Risk Committee, the CRO, and other members of the risk management team to receive a thorough risk assessment of each of our material incentive plans.

> *The risks arising from our compensation plans, policies, and practices are not reasonably likely to have a material adverse effect on the Company.*

In presenting the risk assessment, the CRO noted that the process of limiting risk starts with the Board setting the risk appetite of the Company, establishing policies, and implementing appropriate limits. The process then continues with management developing the policies and practices to ensure the Company operates within our risk appetite and avoids unnecessary or excessive risk. As described in the *Relationship of Compensation Policies and Practices to Risk Management* section, we believe that the risks arising from our compensation plans, policies, and practices are not reasonably likely to have a material adverse effect on the Company. In making this determination, we consider the impact of the: (i) Board's role in the determination of the overall risk profile and appetite; (ii) level of controls in place; and (iii) incentive programs, procedures, and governance activities we follow.

EQUITY GRANT POLICIES AND PRACTICES

A grant of equity compensation to eligible key associates is generally made on an annual basis. Although the Company does not currently plan to issue stock option grants under the 2025 LTIP, the plan requires that the exercise price for options be no less than the closing price of Regions common stock on the date of the grant in the event this practice resumes. The CHR Committee has adopted a schedule and process of reviewing the program provisions and grant levels in the first quarter of the year to coincide with the annual performance management compensation review process established by the Company for all associates. As a part of that process each year, the CHR Committee will pre-establish a grant date for grants to eligible associates subject to the needs and business considerations of the Company. In keeping with long-standing practice, the equity grants to all eligible key associates were made on April 1, 2024.

The CHR Committee specifically approves all grants of equity compensation to executive officers and Directors, as well as other officers covered by Section 16(a) of the Exchange Act. The CHR Committee has delegated authority to the CEO to determine and approve annual grants, as well as modify outstanding grants, to other key associates within the limits and budgets established each year as part of the CHR Committee's consideration of the annual grant program guidelines.

From time to time, the Company may find it necessary to issue special grants to new hires or other key associates outside of the normal grant process. The CHR Committee also has delegated authority to the CEO to determine the need for and value of these grants. For these grants, the

CHR Committee's policy provides that grants will be made on the first business day of the calendar quarter following the hire date or the determination for the need to grant an award for retention purposes. This timing was chosen to prevent even an appearance that either management or the associate could manipulate the pricing date and also to reduce the administrative and accounting burden that would be created by multiple grant dates. Any grants made by the CEO are reported to the CHR Committee on a regular basis each year.

The Company does not grant RSUs, PSUs or PCUs to our executive officers in anticipation of the release of significant earnings announcements or other material non-public information ("MNPI") likely to result in changes to the price of our common shares. Similarly, we do not time the release of MNPI based on equity award grant dates. In the event MNPI becomes known to the CHR Committee prior to granting an equity award, the CHR Committee will take the existence of such information into consideration and use its business judgment to determine whether to delay the grant of equity to avoid any appearance of impropriety.

POLICY ON CASH VERSUS NON-CASH AND CURRENT VERSUS FUTURE COMPENSATION

The CHR Committee does not maintain a stated policy that dictates cash versus non-cash compensation or current versus future compensation. However, the allocation of cash and non-cash compensation for each of the NEOs is reviewed by the CHR Committee annually and reflects the CHR Committee's best efforts to balance short-term and long-term objectives of the Company.

STOCK OWNERSHIP GUIDELINES, STOCK RETENTION REQUIREMENTS, AND OTHER POLICIES RELATED TO STOCK OWNERSHIP (PROHIBITIONS AGAINST INSIDER TRADING, HEDGING, AND PLEDGING OF REGIONS SECURITIES)

Regions has adopted stock ownership guidelines requiring executive officers and members of the Board to have a meaningful economic stake in Regions. These guidelines are designed to maintain stock ownership levels high enough to ensure our commitment to creating shareholder value. For purposes of meeting the guidelines, the following types of stock ownership are counted:

- Shares directly owned by the executive officer or Director without restriction;
- Restricted stock and stock units (except for those that may be subject to future performance requirements);
- Stock equivalents allocated through any deferred stock investment plan, as well as an executive officer's shares held in a 401(k) Plan account and notionally held in an Excess 401(k) Plan account; and
- Shares held in trust for the benefit of the executive officer or his or her immediate family members.

Any executive officer who does not meet the ownership guidelines must retain at least 50 percent of the after-tax value of any compensatory equity grant upon vesting until such time as the ownership guidelines are met. The equity stake of our NEOs and Directors is reflected in the beneficial ownership information contained in the *Security Ownership of Directors and Executive Officers* subsection of *Ownership of Regions Common Stock*.

The table below summarizes the stock ownership guidelines for our CEO and each of the NEOs (including their compliance with the guidelines as of February 18, 2025):

Name	Ownership Requirement	Approximate Stock Value Required to be Held ($)	Holds Required Amount	Percent of Required Amount Owned (%)
John M. Turner, Jr.	6 X Base Pay	6,900,000	Yes	400
David J. Turner, Jr.	3 X Base Pay	2,115,000	Yes	505
Russell K. Zusi	3 X Base Pay	1,950,000	Yes	357
Ronald G. Smith	3 X Base Pay	1,875,000	Yes	548
David R. Keenan	3 X Base Pay	1,875,000	Yes	209

For information on our prohibitions against insider trading, hedging, and pledging of Regions securities, see the *Insider Trading Policy and Anti-Hedging and Anti-Pledging* subsection of *Ownership of Regions Common Stock*.

ACCOUNTING FOR STOCK-BASED COMPENSATION

Regions accounts for and reports stock-based compensation under our long-term incentive plans in accordance with the requirements of Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 718, Compensation - Stock Compensation. For further disclosure of Regions' accounting for stock-based compensation, refer to Note 1, "Summary of Significant Accounting Policies" and Note 16, "Share-Based Payments," to the consolidated financial statements included in Regions' Annual Report on Form 10-K for the year ended December 31, 2024.

Change-in-Control, Post-Termination, and Other Employment Arrangements

For competitive and fairness reasons, we believe it is important to protect key associates (including our NEOs) in the event of certain terminations of employment during a transition period following a change-in-control of Regions. The potential or actual occurrence of a change-in-control could create uncertainty regarding the continued employment of our NEOs and providing employment protection should eliminate, or at least significantly reduce, any reluctance of our executives to pursue potential transactions that may be in the best interests of our shareholders. To align the interests of our shareholders and our executives, all of our NEOs are subject to an agreement or plan that governs certain terms of their employment and compensation in the event of a qualifying termination after a change-in-control of Regions.

CHANGE-IN-CONTROL AGREEMENTS

The change-in-control agreements entered into with our NEOs generally provide that during the two-year period following a change-in-control of Regions, if the NEO's employment is terminated other than for "cause," or if the NEO resigns for "good reason," they would be paid accrued compensation and benefits, plus an amount equal to a specified multiple times the sum of the NEO's base salary and average annual bonus during the three years preceding the year in which the change-in-control occurs as well as a pro-rated annual bonus for the year of termination based on the average annual bonus during the preceding three years.

The Company entered into agreements that provide Mr. J. Turner with a three times multiple of pay upon termination following a change-in-control and provide Mr. D. Turner, Mr. Smith, and Mr. Keenan with a two times multiple of pay. If employment is terminated for "cause" or due to death, disability, or resignation other than for "good reason," payments would be limited to accrued compensation and benefits under these agreements.

Agreements issued after February 2011 do not include any tax gross up payments under the excise tax provisions of IRC Section 4999. Mr. D. Turner, Mr. Smith, and Mr. Keenan have grandfathered change-in-control agreements that were issued in 2007 and provide that additional payments may become due to avoid a negative tax consequence to the executive in the event any payment or benefit would cause the NEO to become subject to the excise tax imposed under IRC Section 4999. Mr. J. Turner entered into an agreement after February 2011, and therefore, is not entitled to receive a payment to compensate for excise taxes. None of the NEOs' agreements provide any type of severance benefits in connection with termination of employment at any other time. Mr. Zusi is covered under the change-in-control provisions provided for in the Executive Severance Plan, as detailed below, and does not have a grandfathered change-in-control agreement. For additional information, including definitions of "cause," "good reason," and "change-in-control," see the subsection entitled *Potential Payments by Regions Upon Termination or Change-in-Control*.

EXECUTIVE SEVERANCE PLAN

In an effort to increase transparency, promote fair and equitable treatment among associates in like positions, and improve executive recruiting efforts, in October 2019 the CHR Committee approved the Regions Financial Corporation Executive Severance Plan (the "Executive Severance Plan") effective January 1, 2020. While existing change-in-control agreements are grandfathered, the Executive Severance Plan provides standardized change-in-control and severance benefits for our NEOs and other associates who are eligible under the terms and conditions of the plan.

For NEOs, excluding Mr. J. Turner, the Executive Severance Plan generally provides that if the NEO's employment is terminated by Regions other than for "cause," they would be paid accrued compensation and benefits, plus an amount equal to 18 months of base salary and a pro-rated annual bonus for the year of termination based on the average annual bonus during the three years preceding the year in which the termination occurred.

The Executive Severance Plan also provides that during the six-month period prior to, or the two-year period following, a change-in-control of Regions, if the eligible associate's employment is terminated other than for "cause," or if the eligible associate resigns for "good reason," they would be paid accrued compensation and benefits, plus an amount equal to a multiple of the sum of the associate's base salary and average annual bonus during the three years preceding the year in which the change-in-control occurs as well as a pro-rated annual bonus for the year of termination based on the average annual bonus during the three years preceding. If employment is terminated for "cause" or due to death, disability, or resignation other than for "good reason," payments would be limited to accrued compensation and benefits. The Executive Severance Plan prohibits tax gross-ups.

Mr. Zusi is an eligible associate under the Executive Severance Plan which would provide him with a two times multiple of pay upon termination following a change-in-control.



Compensation of Executive Officers

The following tables, narratives, and footnotes contain compensation information about our Chairman, President and CEO; our CFO; and our three other most highly paid executive officers for the year ended December 31, 2024, collectively our NEOs.

Summary Compensation Table

Below is a brief summary of the components of Regions' pay programs included in each column of the Summary Compensation Table:

Salary – The "Salary" column includes the year-to-date base salary amounts for each NEO for the fiscal years indicated. New base salary amounts are generally effective on March 1 of each year.

Stock Awards – Equity awards granted in 2024 were composed of PSUs and RSUs and are reported in the "Stock Awards" column at the grant date fair value. The grant date fair value does not correspond with the amounts that may be eventually realized relative to these awards. Any benefit from these awards depends on the future value of Regions common stock, the satisfaction of time-based vesting requirements, and the attainment of performance requirements in the case of PSUs. For more detail regarding the stock awards for NEOs, see pages 87 through 92 of the *CD&A* and the *Grants of Plan-Based Awards table*.

Non-Equity Incentive Plan Compensation – The amounts in the "Non-Equity Incentive Plan Compensation" column represent annual incentives earned for 2024 performance under our annual incentive plan as described beginning on page 83 of the *CD&A* and paid in early 2025. Also included in this amount is the value of the 2022 PCUs for the performance period ended December 31, 2024. While the value of these PCU awards has been determined, they remain subject to service-based vesting until April 1, 2025, and will be payable as of that date. The SEC rules require us to report these values in the Summary Compensation Table for the year that represents the final performance year of the grant. However, the CHR Committee does not consider these awards as current compensation, but rather compensation for the year in which the grant was issued. For more information on how the CHR Committee views awards compared to how the SEC requires us to report awards, see page 92 of the *CD&A*.

Change in Pension Value and Nonqualified Deferred Compensation Earnings – This column includes the change in pension value for each NEO, which is the difference in the total present value of accrued benefit on December 31, 2024, minus the total present value of accrued benefit on December 31, 2023. For additional information about pension benefits, refer to pages 93 through 94 in the *CD&A* and to the *Pension Benefits* subsection and table. As for nonqualified deferred compensation earnings, none of the NEOs receive above-market or preferential earnings on their nonqualified deferred compensation accounts. More information regarding the provisions of the nonqualified deferred compensation plans in which the NEOs participate can be found on page 112.

For most participants, the change is a result of an additional year of service, the passage of time, and changes in discount rate and actuarial mortality table. Notably, due to the election to freeze his SERP benefit and transfer the value of that benefit to the Excess 401(k) Plan, the Summary Compensation Table reflects a significantly lower change in pension value for Mr. D. Turner when compared to previous years.

All Other Compensation – Amounts in the "All Other Compensation" column represent the aggregate dollar amount for each NEO for perquisites, other personal benefits, and additional compensation items not disclosed in other columns of the Summary Compensation Table. Items may include the value of financial planning services, personal use of corporate aircraft, an enhanced executive physical, home security, relocation services, as well as matching charitable gift contributions. "All Other Compensation" also includes the value of Company contributions to the 401(k) Plan and the Excess 401(k) Plan.

Total – This column represents the sum of all columns for each of the NEOs, and includes all amounts earned by the NEO, including any amounts that may have been deferred for tax purposes.

Total Without Change in Pension Value – This column has been added to demonstrate the year-over-year impact the change in pension value had on total compensation, as determined under applicable SEC rules. The amounts reported may differ substantially from those reported in the "Total" column required by SEC rules and are not a substitute for that amount. "Total Without Change in Pension Value" represents total compensation, as determined under applicable SEC rules, minus the value reported in the "Change in Pension Value and Nonqualified Deferred

Compensation Earnings" column. The change in pension value is subject to many external variables, such as years of service, the passage of time, and changes in the discount rate and mortality table, that are not related to Company performance and does not represent compensation granted or received by the NEOs in the applicable year. Therefore, we believe this additional column assists in evaluating compensation of our NEOs, including for comparative purposes between years, by excluding the impact of the year-over-year change in pension value.

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($) [1]	Stock Awards ($) [2]	Non-Equity Incentive Plan Compensation ($) [3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) [4]	All Other Compensation ($) [5]	Total ($)	Total Without Change in Pension Value ($) *
John M. Turner, Jr. *Chairman, President and Chief Executive Officer*	2024	1,140,577	—	4,117,592	4,988,730	—	279,113	10,526,012	10,526,012
	2023	1,095,481	—	3,624,103	4,147,280	25,161	330,753	9,217,718	9,192,557
	2022	1,055,096	—	3,305,994	6,011,572	3,885,359	295,524	14,552,365	10,667,006
David J. Turner, Jr. [6] *Chief Financial Officer*	2024	705,000	—	1,116,614	1,742,538	980,011	102,513	4,646,676	3,666,665
	2023	702,289	—	970,731	1,349,263	2,733,285	137,810	5,893,378	3,160,093
	2022	683,153	—	944,551	2,140,840	—	127,437	3,894,801	3,894,801
Russell K. Zusi [7] *Chief Risk Officer*	2024	637,500	1,550,000	6,477,046	887,814	—	48,901	9,601,261	9,601,261
	2023								
	2022								
Ronald G. Smith [8] *Head of Corporate Banking Group*	2024	620,289	—	1,116,614	1,441,180	—	79,083	3,257,166	3,257,166
	2023	595,481	—	970,731	987,580	40,899	119,585	2,712,011	2,671,112
	2022	564,385	—	755,658	1,640,344	—	508,129	3,468,516	3,468,516
David R. Keenan *Chief Administrative and Human Resources Officer*	2024	620,289	—	907,272	1,340,511	—	89,158	2,957,230	2,957,230
	2023	590,962	—	776,607	1,045,044	179,336	110,803	2,701,572	2,522,236
	2022	544,692	—	629,715	1,551,831	—	109,334	2,834,414	2,834,414

* The "Total Without Change in Pension Value" column has been added to demonstrate the year-over-year impact the change in pension value had on total compensation, as determined under applicable SEC rules. The amounts reported in this additional column may differ substantially from those reported in the "Total" column required by SEC rules and are not a substitute for that amount. "Total Without Change in Pension Value" represents total compensation, as determined under applicable SEC rules, minus the change in pension value reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column. The change in pension value is subject to many external variables, such as mortality tables, interest rates, and discount rates, that are not related to Company performance and does not represent compensation granted or received by the NEOs in the applicable year. Therefore, we believe this additional column assists in evaluating compensation of our NEOs, including for comparative purposes between years, by excluding the impact of the year-over-year change in pension value.

(1) Per his employment offer letter, Mr. Zusi's 2024 compensation included a one-time $1,550,000 sign-on bonus, paid in cash at the time of his commencement of employment.

(2) As reflected in the following table, amounts in this column reflect the aggregate grant date fair value of awards granted to the NEOs computed in accordance with FASB ASC Topic 718, Compensation - Stock Compensation (excluding the effect of estimated forfeitures).

	2024 Annual Equity Grant (PSUs & RSUs) (a)				
	PSUs ($/units) (b)		RSUs ($/units) (c)		
Name	Performance Stock Units ($)	Performance Stock Units (#)	Restricted Stock Units ($)	Restricted Stock Units (#)	Total Stock Awards Value ($)
John M. Turner, Jr.	2,058,796	100,136	2,058,796	100,136	4,117,592
David J. Turner, Jr.	558,307	27,155	558,307	27,155	1,116,614
Russell K. Zusi	488,526	23,761	5,988,520	304,490	6,477,046
Ronald G. Smith	558,307	27,155	558,307	27,155	1,116,614
David R. Keenan	453,636	22,064	453,636	22,064	907,272

(a) Information regarding the assumptions used to value the awards set forth in (b) and (c) is set forth in "Note 1 - Summary of Significant Accounting Policies" and "Note 16 - Share-Based Payments" to the consolidated financial statements included in Regions' Annual Report on Form 10-K for the year ended December 31, 2024.

(b) The grant date fair values reflected in the column may differ from the approved values reflected in the CD&A because of the accounting methodology used to report the PSUs in this column, as require3d by SEC rules. The amounts in these columns reflect the number of units granted and the grant date fair value of PSUs based on the probable outcome of the performance conditions (i.e., the target value of the award) and a per share value based on the NYSE closing price of our common stock on the date of grant of $20.56. Actual payout under these awards can range from 0% to 150% of target based on performance metrics of absolute and relative ROATCE and EPS Growth established at grant. The maximum award value for the PSUs (determined as described on pages 87-92) is $3,088,194 for Mr. J. Turner, $837,460 for Mr. D. Turner, $732,789 for Mr. Zusi, $837,460 for Mr. Smith, and $680,454 for Mr. Keenan. For more detail regarding the stock awards for NEOs, see pages 87 through 92 of the *CD&A* and the *Grants of Plan-Based Awards* table.

(c) The amounts in these columns represent the number of units granted and the grant date fair value of RSUs that cliff vest at the end of the three-year vesting period ending April 1, 2027, and a per share value based on the NYSE closing stock price of our common stock on the date of grant ($20.56).For Mr. Zusi, the amounts in this column include additional one-time awards and represent:

(i) the number of units granted (256,410) and the grant date fair value of RSUs that vest ratably over the four-year vesting period beginning on January 2, 2025, and a per share value based on the NYSE closing stock price of our common stock on the date of grant ($19.50); and

(ii) the number of units granted (24,319) and the grant date fair value of RSUs that cliff vest at the end of the four-year vesting period ending April 1, 2028, and a per share value based on the NYSE closing stock price of our common stock on the date of grant ($20.56).

(3) This amount represents annual cash incentives for 2024 performance plus the value of the 2022 PCUs based on certification of performance goals as of the three-year period ending on December 31, 2024, and which will vest based on service effective April 1, 2025. The following table sets forth the details of these awards:

	Non-equity Incentive Plan Compensation		
Name	2024 Annual Cash Incentive ($)	Value of 2022 Performance Cash Units at 12/31/24 ($) [(a)]	Total ($)
John M. Turner, Jr.	2,486,230	2,502,500	4,988,730
David J. Turner, Jr.	1,027,538	715,000	1,742,538
Russell K. Zusi	887,814	—	887,814
Ronald G. Smith	869,180	572,000	1,441,180
David R. Keenan	863,845	476,666	1,340,511

(a) This column reflects 143% of target earned at December 31, 2024. The target award value for the 2022 PCUs was $1,750,000 for Mr. J. Turner, $500,000 for Mr. D. Turner, $400,000 for Mr. Smith, and $333,333 for Mr. Keenan. Grants are subject to service vesting requirements until April 1, 2025 (the third anniversary of the date of grant). Mr. Zusi was hired effective January 1, 2024 and did not receive 2022 PCUs.

(4) Amounts shown in this column represent the total change of the actuarial present value of our NEOs' accumulated benefit under our defined benefit and non-qualified deferred compensation plans which are subject to significant vesting requirements. All participating NEOs are fully vested in their benefits. Importantly, the change in pension value is not currently paid to an executive and arises from multiple factors including additional benefit accruals for another year of service, changes in compensation, form of payment election, and actuarial assumptions used to value plan liabilities such as mortality tables, discount rates, and interest rates. For Mr. J. Turner, Mr. Smith, and Mr. Keenan, the total benefit decreased year-over-year (the total change in value was $-6,312, $-51,798, and $-66,458, respectively).

(5) All other compensation consists of the following:

Name	Life Insurance, Perquisites and Other Personal Benefits ($)[a]	Matching Contributions Under Qualified Savings Plans ($)	Matching Contributions Under Nonqualified Savings Plans ($)[b]	Non-Elective Contributions under the Qualified and Nonqualified 401(k) plans ($)	Total All Other Compensation ($)
John M. Turner, Jr.	139,070	17,250	115,893	6,900	279,113
David J. Turner, Jr.	37,300	17,250	47,963	—	102,513
Russell K. Zusi	48,901	—	—	—	48,901
Ronald G. Smith	23,690	17,250	38,143	—	79,083
David R. Keenan	30,891	17,250	41,017	—	89,158

(a) The 2024 amount includes the value of items such as financial planning services, personal use of the corporate aircraft, an enhanced executive physical, home security, and matching charitable gift contributions. For Mr. J. Turner, the value for personal use of the corporate aircraft in 2024 was $111,708.

(b) Mr. D. Turner elected to freeze and transfer the value of his individual benefit in the SERP, in accordance with the terms of the SERP, to the Excess 401(k) Plan in December 2024.

(6) In 2023, Mr. D. Turner changed his form of payment election for his SERP benefit from an annuity to a lump sum. Accordingly, the methodology by which the annual change in pension value is determined was replaced, resulting in a significant year-over-year increase in the actuarial present value of the accumulated benefit. Additionally, as a result of this election change, Mr. D. Turner will be unable to access his SERP benefit until five years from the date of separation from service.

(7) Mr. Zusi was hired effective January 1, 2024. As a result, Mr. Zusi's compensation for 2023 and 2022 is not included.

(8) Mr. Smith retired as our Head of Corporate Banking Group effective January 17, 2025.

Grants of Plan-Based Awards

Plan-based awards made in 2024 to the NEOs included annual cash incentives, PCUs, PSUs, and RSUs.

Annual cash incentives were based on an assessment of both corporate performance and individual performance in 2024. For all of our NEOs, corporate performance measures, including profitability, credit management, and customer service, accounted for 70 percent of the incentive. Individual performance, in relation to certain strategic priorities, accounted for the remaining 30 percent.

Long-term incentive awards were issued in 2024 under the Regions Financial Corporation 2015 Long Term Incentive Plan (the "2015 LTIP") in the forms of RSUs, PSUs, and PCUs. The 2015 LTIP, which was approved by shareholders at the 2015 Annual Meeting, permits grants of awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance-based awards, dividend equivalents, other stock-based awards, and any other right or interest relating to stock or cash. Awards under the 2015 LTIP may vest over time or upon the achievement of pre-established performance goals. Awards are paid in the event of certain terminations of employment within 24 months after a change-in-control.

The 2024 PCUs and PSUs include performance hurdles based on the Company's absolute and relative ROATCE and EPS Growth over the three-year period from January 1, 2024, through December 31, 2026. The ultimate value of these performance awards can vary from zero percent to 150 percent of target, depending on performance measured against goals as more fully described on pages 87 through 92 of the *CD&A*. The RSUs generally cliff vest three years from the date of grant; however, up to 40 percent of a grant may be forfeited if certain capital and liquidity performance thresholds are not met. Dividends and dividend equivalents accrued on both the PSUs and RSUs will be paid in shares of common stock (other than Mr. Zusi's award on January 2, 2024, which will be paid in cash) at vesting based on the number of units actually earned.

For more information regarding the grants of plan-based awards for NEOs, see pages 81 through 92 of the *CD&A*.

The following table sets forth details regarding non-equity and equity plan-based awards granted to each of the NEOs in 2024:

Grants of Plan-Based Awards

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards				
Name	Grant Date		Threshold ($) (1)	Target ($)	Maximum ($)	Threshold (#) (1)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($) (2)
John M. Turner, Jr.	01/01/24	(3)	—	2,053,039	4,106,078					
	04/01/24	(4)	—	1,966,666	2,949,999	—	100,136	150,204	100,136	4,117,592
David J. Turner, Jr.	01/01/24	(3)	—	881,250	1,762,500					
	04/01/24	(4)	—	533,334	800,001	—	27,155	40,733	27,155	1,116,614
Russell K. Zusi	01/01/24	(3)	—	733,125	1,466,250					
	01/02/24	(5)							256,410	4,999,995
	04/01/24	(6)							24,319	499,999
	04/01/24	(4)	—	466,666	699,999	—	23,761	35,642	23,761	977,052
Ronald G. Smith	01/01/24	(3)	—	775,361	1,550,722					
	04/01/24	(4)	—	533,334	800,001	—	27,155	40,733	27,155	1,116,614
David R. Keenan	01/01/24	(3)	—	713,332	1,426,664					
	04/01/24	(4)	—	433,334	650,001	—	22,064	33,096	22,064	907,272

(1) The threshold payout for the annual cash incentive plan, the PCUs, and the PSUs is $0.

(2) The grant date fair value is determined under FASB ASC Topic 718 (excluding the effect of estimated forfeitures). The grant date fair values reflected in this column may differ from the approved values reflected in the CD&A because of the accounting methodology used to report the PSUs in this column, as required by SEC rules. The assumptions used in calculating the amounts reported for awards granted prior to 2024 are set forth in "Note 1 – Summary of Significant Accounting Policies" and "Note 16 – Share-Based Payments" to the consolidated financial statements included in Regions' Annual Report on Form 10-K for the year ended December 31, 2024. See footnote (2) to the *Summary Compensation Table*, above, for additional information on the calculations made with regard to this column.

(3) Amounts included in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" column reflect the range of possible annual cash incentive payouts for 2024 performance. Actual amounts earned, as determined by the CHR Committee in the first quarter of 2025, are reflected in the 2024 *Summary Compensation Table* under the "Non-Equity Incentive Plan Compensation" column.

(4) The PCUs included in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" column and PSUs included in the "Estimated Future Payouts Under Equity Incentive Plan Awards" column have equally weighted performance requirements based on absolute and relative ROATCE and EPS Growth. In addition, in the event the achievement of the performance criteria for EPS Growth is less than or equal to an absolute threshold and in the bottom twenty-fifth percentile of the peer group on a relative basis and the achievement of the performance criteria for ROATCE is less than or equal to an absolute threshold and in the bottom twenty-fifth percentile of the peer group on a relative basis, the payout will be zero. The performance period for these awards is January 1, 2024, through December 31, 2026, and will fully vest on April 1, 2027.

In addition, the PCUs, PSUs, as well as the RSUs included in the "All Other Stock Awards: Number of Shares of Stock or Units" column are all subject to performance-vesting requirements based on the Company's achievement of certain capital and liquidity performance thresholds during each of the periods from January 1, 2024, to December 31, 2024; January 1, 2025, to December 31, 2025; and January 1, 2026, to December 31, 2026. To the extent that the capital performance threshold and/or the liquidity performance threshold has not been satisfied for each performance period, 20% for each requirement (up to a maximum of 40% total) of the PCUs, PSUs, and RSUs awarded will be forfeited. For purposes of this award, the Company's performance will be measured relative to the following capital and liquidity performance thresholds as certified by the CHR Committee:

(i) "Capital Performance Threshold": Capital Action Decision Tree Status as defined in the Capital Policy must remain in either "Monitor Capital" or "Capital Deployment" status; and

(ii) "Liquidity Performance Threshold": Total Primary Liquidity Level must remain within the limit set by the Board in its Risk Appetite Statement.

Notwithstanding the achievement of the performance requirements, in order to receive any cash payout or shares of stock under these awards, employment must continue through the third anniversary of the grant date, which is April 1, 2027, except in the case of death, disability, retirement, or certain terminations following a change-in-control. Executives were granted shares on April 1, 2024, using the 30-day average stock price to determine the number of shares granted as RSUs and PSUs. All RSUs and PSUs earn dividend equivalents which are reinvested and subject to the same terms and restrictions otherwise applicable to the underlying shares.

(5) On January 2, 2024, Mr. Zusi received a one-time RSU grant in connection with his employment offer letter with an economic value of $5,000,000. The award will vest ratably on the first, second, third, and fourth anniversary of the date of grant. In order to be eligible to receive any shares of stock under this award, employment must continue through each of the first, second, third, and fourth anniversary of the grant date, which is January 2, 2025, January 2, 2026,

January 2, 2027, and January 2, 2028, except in the case of death, disability, termination without cause, or certain terminations following a change-in-control. The number of shares granted as RSUs were determined using the stock price at close on the date of grant. This one-time grant is not subject to performance-based vesting requirements based on the Company's achievement of certain capital and liquidity performance thresholds. These one-time RSUs accrue dividends to be paid in cash at vesting.

(6) On April 1, 2024, Mr. Zusi received a one-time RSU grant in connection with his employment offer letter with an economic value of $500,000. The award will cliff vest on the fourth anniversary of the date of grant. In order to be eligible to receive any shares of stock under this award, employment must continue through the fourth anniversary of the grant date, which is April 1, 2028, except in the case of death, disability, termination without cause, or certain terminations following a change-in-control. The number of shares granted as RSUs were determined using the stock price at close on the date of grant. This one-time grant is not subject to performance-based vesting requirements based on the Company's achievement of certain capital and liquidity performance thresholds. This one-time RSU grant earns dividend equivalents on the target number of shares, which are reinvested and subject to the same terms and restrictions otherwise applicable to the underlying shares.

Outstanding Equity Awards at December 31, 2024

Awards in the following table include:

- Grants of RSUs;
- Grants of PSUs made in 2022, 2023, and 2024 that may be paid if Regions achieves specific performance criteria and meets certain capital and liquidity performance thresholds; and
- Grants of RSUs made in 2022, 2023, and 2024 that will pay in full if Regions meets certain capital and liquidity performance thresholds.

The following table sets forth outstanding equity-based awards held by each of the NEOs as of December 31, 2024:

Outstanding Equity Awards at December 31, 2024

		Stock Awards [1]			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#) [a]	Market Value of Shares or Units of Stock That Have Not Vested ($) [a]	Equity Incentive Plan Awards: # of Unearned Shares, Units, or Other Rights That Have Not Vested (#) [b]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($) [b]
John M. Turner, Jr.	04/01/22	76,991	1,810,828	110,097	2,589,481
	04/03/23	97,527	2,293,835	97,527	2,293,835
	04/01/24	102,445	2,409,506	102,445	2,409,506
David J. Turner, Jr.	04/01/22	21,997	517,369	31,456	739,845
	04/03/23	26,123	614,413	26,123	614,413
	04/01/24	27,781	653,409	27,781	653,409
Russell K. Zusi	01/02/24 [2]	256,410	6,030,763	—	—
	04/01/24 [2]	24,880	585,178	—	—
	04/01/24	24,309	571,748	24,309	571,748
Ronald G. Smith	04/01/22	17,598	413,905	25,165	591,881
	04/03/23	26,123	614,413	26,123	614,413
	04/01/24	27,781	653,409	27,781	653,409
David R. Keenan	04/01/22	14,665	344,921	20,971	493,238
	04/03/23	20,899	491,544	20,899	491,544
	04/01/24	22,573	530,917	22,573	530,917

(1) As Company performance measured on December 31, 2024 is not projected at levels higher than target, amounts reported for the 2024 grant are calculated at 100% of target. Amounts reported for the 2023 performance grant are calculated at 100% of target and amounts reported for the 2022 grant are calculated at 143% of target. All awards include reinvested dividends, other than Mr. Zusi's award on January 2, 2024, which will accrue and pay dividends in cash at vesting. The stock value used to determine the market value of shares is $23.52, the per share closing price of Regions common stock on December 31, 2024. In addition to service-vesting requirements, RSUs and PSUs are subject to additional vesting requirements as follows:

Grant Date	Vesting Schedule	Restrictions
April 1, 2022	Third anniversary of the April 1, 2022 grant date	(a) RSUs are also subject to vesting that requires meeting certain capital and liquidity thresholds (b) PSUs may be earned between 0% and 150% subject to meeting certain capital and liquidity performance thresholds and achieving required performance levels as follows: ■ For grants made on April 1, 2022, the performance period is January 1, 2022, through December 31, 2024 ■ For grants made on April 3, 2023, the performance period is January 1, 2023, through December 31, 2025 ■ For grants made on April 1, 2024, the performance period is January 1, 2024, through December 31, 2026
April 3, 2023	Third anniversary of the April 3, 2023 grant date	
April 1, 2024	Third anniversary of the April 1, 2024 grant date	

(2) The stock value used to determine the market value of shares is $23.52, the per share closing price of Regions common stock on December 31, 2024. RSUs granted to Mr. Zusi in connection with his one-time awards are subject to service-vesting requirements as follows:

Grant Date	Vesting Schedule
January 2, 2024	Ratable on the first, second, third, and fourth anniversary of the January 2, 2024 grant date
April 1, 2024	Fourth anniversary of the April 1, 2024 grant date

Option Exercises and Stock Vested

Regions has not granted options since 2011 and none of our NEOs hold any options. The following table sets forth the amounts realized by each of the NEOs as a result of the vesting of stock awards in 2024:

Option Exercises and Stock Vested

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
John M. Turner, Jr.	208,930	4,295,601
David J. Turner, Jr.	59,695	1,227,329
Russell K. Zusi	—	—
Ronald G. Smith	39,795	818,185
David R. Keenan	39,795	818,185

(1) The value realized on vesting is determined by multiplying the number of vested RSUs and PSUs granted on April 1, 2021, by Regions' April 1, 2024 closing stock price of $20.56.

Pension Benefits

RETIREMENT PLAN

The Retirement Plan is a qualified defined benefit plan providing for a lifetime monthly annuity following retirement. Benefits earned by our NEOs under the Retirement Plan are generally based on the following formula:

NEO Retirement Plan Benefits Formula

1.3% of "Average Monthly Earnings" up to Covered Compensation



1.8% of "Average Monthly Earnings" in excess of Covered Compensation



Years of Service up to a maximum of 30 total years

"Average Monthly Earnings" is defined as the average of the highest five consecutive years of base compensation within the last 10 years of service, and "Covered Compensation" is defined as the estimated average maximum amount of a participant's earnings on which Social Security benefits will be based assuming that in each year of the participant's working career, the participant's wages equaled the Social Security Taxable Wage Base.

Any accrued benefit under the Retirement Plan is generally 100 percent vested after five years of service. While the Retirement Plan defines normal retirement age as age 65, there is no reduction in benefits due to age after a participant has reached age 62. Upon separation of service, benefits are payable as early as age 55, although between age 55 and 62, benefits are subject to a reduction for early payment.

Mr. D. Turner, Mr. Smith, and Mr. Keenan participate in the Retirement Plan. While Mr. J. Turner has a vested benefit in the Retirement Plan that he earned during a previous period of employment, he is no longer accruing additional benefits because he was rehired subsequent to the closure of the Retirement Plan. Mr. Zusi does not participate in the Retirement Plan.

SERP

The SERP is an unfunded nonqualified defined benefit plan that was created to supplement benefits provided through the Retirement Plan. The SERP restores benefits that would otherwise have been provided to participants under the Retirement Plan but were limited because of tax code limitations on qualified plan benefits. In addition to these restorative benefits, the SERP provides benefits that serve to attract and retain high quality senior executive talent for the Company. There are two types of retirement benefits in the SERP: a regular benefit and an alternative target benefit.

The regular benefit is available to all eligible SERP participants and is calculated using the same formula as the Retirement Plan with the following differences: (i) instead of averaging base earnings over five years of service, it averages base and short-term cash incentives over the highest three consecutive years of service out of the last 10 years of service, (ii) there are no compensation limitations, and (iii) the maximum years of service used in the calculation of the regular benefit is 35 years of service instead of 30.

Mr. Keenan participates in the SERP, accruing benefits under the regular benefit formula. Mr. Smith and Mr. D. Turner participated in the SERP and accrued benefits under the regular benefit formula until they each froze their individual benefit and transferred the value of the benefit to the Excess 401(k) Plan in November 2021 and December 2024, respectively. As a result, Mr. Smith and Mr. D. Turner are no longer active participants in the SERP.

The alternative target SERP benefit provides a benefit using the following formula:

Alternative Target SERP Benefit Formula		
4% of "Average Monthly Earnings" for the first 10 Years of Service		1% of "Average Monthly Earnings" for every year in excess of 10 Years of Service up to a maximum of an additional 25 Years of Service (for a maximum benefit of 65% of "Average Monthly Earnings" with 35 Years of Service)

For purposes of this formula, "Average Monthly Earnings" has the same definition as the regular SERP benefit.

Regions' alternative target benefit is offset by both the benefit under the Retirement Plan, as well as Social Security. The alternative target benefit is also subject to significant retentive vesting requirements. Participants will receive the benefit following termination of employment after reaching age 60 and completing a minimum of 10 years of service, except in the case of death, disability, or change-in-control. Termination of employment for any other reason prior to age 60 and completion of 10 years of service will result in forfeiture of the alternative target benefit. If a participant who is eligible for both the regular benefit and the alternative target benefit retires prior to meeting the alternative target benefit's vesting requirements, the participant will receive a regular benefit. Mr. J. Turner participated in the alternative target benefit under the SERP and accrued benefits until he froze his benefit in September 2023 and transferred the value of the benefit to the Excess 401(k) Plan. As a result, Mr. J. Turner is no longer an active participant in the SERP.

Mr. Zusi does not participate in the SERP.

The following *Pension Benefits* table reflects the actuarial present value of the benefits from the Retirement Plan and the SERP:

			Pension Benefits	
Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) [1]	Payments During Last Fiscal Year ($)
John M. Turner, Jr.	Regions Retirement Plan for Associates [2]	9	85,483	—
	Regions Post 2006 SERP [3]	N/A	N/A	N/A
David J. Turner, Jr.	Regions Retirement Plan for Associates	19	1,113,488	—
	Regions Post 2006 SERP [4]	19	—	8,756,604
Russell K. Zusi	Regions Retirement Plan for Associates [5]	N/A	N/A	N/A
	Regions Post 2006 SERP [5]	N/A	N/A	N/A
Ronald G. Smith	Regions Retirement Plan for Associates [6]	30	1,325,909	—
	Regions Post 2006 SERP [7]	N/A	N/A	N/A
David R. Keenan	Regions Retirement Plan for Associates	21	996,479	—
	Regions Post 2006 SERP	21	5,277,863	—

(1) The present value of the accumulated Retirement Plan benefits is calculated as of December 31, 2024, and was determined using a 5.77% discount rate and the Pri-2012 employee (or retiree) and non-disabled annuitant mortality tables, no collar, with generational projection based on scale MSS-2024 for participants and for future beneficiaries respectively. The present value of the accumulated SERP benefits is calculated as of December 31, 2024, and was determined using a 5.53% discount rate (3.60% to calculate expected lump sum distributions), and the 2025 Pension Protection Act lump sum mortality table. For purposes of the present value calculation, no pre-retirement mortality was assumed, and the payment date was assumed to be the earliest unreduced retirement date under both plans. The payment age of 62 (life only) was assumed for the Retirement Plan and the payment age of 62 was assumed for the SERP for Mr. Keenan.

(2) Mr. J. Turner's years of credited service in the Retirement Plan are from a previous period of employment; he is fully vested in the Retirement Plan and is not currently accruing additional benefits.

(3) In September 2023, Mr. J. Turner elected to freeze and transfer the value of his benefit in the SERP, in accordance with the terms of the SERP, to the Excess 401(k) Plan.

(4) In 2023, Mr. D. Turner changed his form of payment election for his SERP benefit from an annuity to a lump sum. As a result of this election change, Mr. D. Turner will be unable to access his SERP benefit until five years from the date of separation from service. Additionally, in December 2024, Mr. D. Turner elected to freeze and transfer the value of his benefit in the SERP, in accordance with the terms of the SERP, to the Excess 401(k) Plan.

(5) Mr. Zusi does not participate in the Retirement Plan or the SERP.

(6) Mr. Smith is fully vested in the Retirement Plan and has reached the maximum years of credited service.

(7) In November 2021, Mr. Smith elected to freeze and transfer the value of his benefit in the SERP, in accordance with the terms of the SERP, to the Excess 401(k) Plan.

Nonqualified Deferred Compensation

Regions maintains the Excess 401(k) Plan, which is a nonqualified deferred compensation plan. The Excess 401(k) Plan is an excess contribution plan primarily open to NEOs and other highly compensated individuals whose compensation exceeds the annual tax code limit on compensation that can be taken into account for purposes of contributions to the 401(k) Plan. Under the Excess 401(k) Plan, participants may make contributions of up to 80 percent of base salary and cash incentive pay on a nonqualified basis. Regions' contribution under the plan is limited to 5 percent of base salary and incentive compensation, provided the NEO has elected a deferral rate on base or annual incentive compensation of at least 5 percent for the year. All of the NEOs participated in the Excess 401(k) Plan during 2024, except Mr. Zusi, who was not yet eligible to participate.

Benefits under the Excess 401(k) Plan are held in notional accounts on the Company's balance sheet. Earnings and losses are credited to accounts based on notional investment elections made by participants. Notional investments available to participants are generally the same investments available under the 401(k) Plan. None of these notional investments provide for above market or preferential earnings that require us to report earnings in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the *Summary Compensation Table*.

Benefits under the Excess 401(k) Plan are fully vested upon contribution and are payable only upon separation from service according to the IRC Section 409A compliant distribution election made by the NEO upon participation in the plan.

The following table sets forth (i) the NEOs' contributions; (ii) Regions' contributions; and (iii) the aggregate earnings, withdrawals, and balances during 2024 under the Excess 401(k) Plan:

		Nonqualified Deferred Compensation				
Name		Executive Contributions in 2024 ($) (1)	Company Contributions in 2024 ($) (2)	Aggregate Earnings (Losses) in 2024 ($) (3)	Aggregate Withdrawals/ Distributions ($) (4)	Aggregate Balance at December 31, 2024 ($) (5)
John M. Turner, Jr. (6)	Excess 401(k) Plan	198,670	115,893	2,474,358	—	36,235,167
David J. Turner, Jr. (6)	Excess 401(k) Plan	58,434	47,963	483,448	—	12,723,196
Russell K. Zusi (7)	Excess 401(k) Plan	—	—	—	—	—
Ronald G. Smith (6)	Excess 401(k) Plan	149,720	38,144	903,662	—	15,967,424
David R. Keenan	Excess 401(k) Plan	52,493	41,017	608,925	—	4,075,343

(1) This column represents amounts deferred from base salary and annual incentive, if applicable. Although deferred, these amounts are included in the "Salary" and "Non-Equity Incentive Plan Compensation," columns of the *Summary Compensation Table,* if applicable.

(2) This column includes Company contributions under the Excess 401(k) Plan. These amounts are included in the "All Other Compensation" column of the *Summary Compensation Table*.

(3) This column includes total earnings/losses on amounts held in the Excess 401(k) Plan.

(4) This column includes withdrawals/distributions from the Excess 401(k) Plan.

(5) The December 31, 2024, aggregate balances do not include true-up Company contributions that were made in early 2025 based on 2024 deferral elections. These contributions are included, however, in the "Company Contributions in 2024". The aggregate balance at December 31, 2024, reflects the balance in the Excess 401(k) Plan. The aggregate balance as of December 31, 2024, includes Company contribution amounts previously reported for prior years in the "All Other Compensation" column of the *Summary Compensation Table*. The amounts were reported for the applicable year in which the contributions were earned.

(6) Mr. J. Turner, Mr. D. Turner, and Mr. Smith each elected to freeze and transfer the value of their individual benefit in the SERP, in accordance with the terms of the SERP, to the Excess 401(k) Plan in September 2023, December 2024, and November 2021, respectively. The value of Mr. D. Turner's SERP benefit that was transferred to the Excess 401(k) Plan is included in "Executive Contributions in 2024."

(7) Mr. Zusi was not eligible to participate in the Excess 401(k) Plan during 2024.

Potential Payments by Regions Upon Termination or Change-in-Control

Regions maintains certain arrangements, plans, and programs under which our NEOs would be eligible to receive severance payments and other benefits upon termination of employment or a change-in-control of Regions.

EMPLOYMENT, SEVERANCE, AND/OR CHANGE-IN-CONTROL AGREEMENTS

Regions does not generally enter into employment agreements with any of our executive officers. As a result, no NEO has post-employment benefits that differ from any other associate.

While we have not entered into any employment agreements, all of our NEOs, with the exception of Mr. Zusi, hold a change-in-control agreement. Under the change-in-control agreements, certain severance benefits are due if, during the two-year period following a change-in-control, Regions terminates employment without "cause", or the NEO terminates employment with "good reason."

For Mr. J. Turner, if Regions terminates his employment other than for "cause," or if he resigns for "good reason" during the two-year period, he is entitled to enhanced severance in an amount equal to three times base salary and average annual bonus during the three years prior to the year in which the change-in-control occurred, as well as a pro-rated annual bonus for the year of termination based on the average annual bonus during the three years preceding. In addition to severance benefits, benefit continuation under our welfare benefits plans is also available for the three-year period following termination. Mr. D. Turner, Mr. Smith, and Mr. Keenan are covered by a similar change-in-control agreement, but their severance multiple is equal to two times pay and the benefit continuation period is two years following termination.

Mr. Zusi is covered under the change-in-control provisions provided for in the Executive Severance Plan and does not hold an individual change-in-control agreement . The Executive Severance Plan provides that during the six-month period prior to, or the two-year period following, a change-in-control of Regions, if the eligible associate's employment is terminated other than for "cause," or if the eligible associate resigns for "good reason," they would be paid accrued compensation and benefits, plus an amount equal to a multiple of the sum of the associate's base salary and average annual bonus during the three years preceding the year in which the change-in-control occurs as well as a pro-rated annual bonus for the year of termination based on the average annual bonus during the three years preceding. Mr. Zusi is an eligible associate under the Executive Severance Plan which would provide him with a severance multiple equal to two times pay and a cash payment equal to benefit continuation for two years following termination.

If a NEO's employment is terminated by Regions for "cause," or by reason of death, disability, or resignation other than for "good reason" during the change-in-control period, Regions' liability is limited to accrued but unpaid compensation and benefits. All amounts are payable as a single lump-sum following the execution of a release of claims against the Company.

Under the Executive Severance Plan, if Regions terminates employment without "cause" for Mr. D. Turner, Mr. Zusi, Mr. Smith, and Mr. Keenan, they would be entitled to an amount equal to 18 months of base salary and a pro-rated annual bonus for the year of termination based on the average annual bonus during the three years preceding the year in which the termination occurred. All amounts are payable as a single lump-sum following the execution of a release of claims against the Company.

Three of our NEOs are subject to grandfathered agreements that provide for additional benefits in the event that change-in-control payments and benefits (referred to as "parachute payments") become subject to the excise tax under IRC Section 4999. Mr. D. Turner, Mr. Smith, and Mr. Keenan have agreements that require Regions to make an additional payment covering the excise tax under IRC Section 4999, as well as any income tax on the excise tax payment and any penalty and interest that might be due (sometimes referred to as "Section 280G gross up payments"). However, if parachute payments do not exceed 110 percent of the greatest amount that could be paid without triggering the excise tax (the "Safe Harbor Amount"), then those payments and benefits will be reduced to that amount.

The agreement for Mr. J. Turner, as well as the Executive Severance Plan, do not provide for Section 280G gross up payments. These agreements stipulate that in the event severance benefits are subject to the terms of IRC Section 4999, amounts payable to them (under their change-in-control agreements or otherwise) would be reduced to the Safe Harbor Amount if the reduction would result in them receiving a greater after-tax amount.

EQUITY-BASED AWARD PLANS

Under the terms of our LTIP, equity-based awards generally vest fully or in part at retirement, death, disability, termination of employment without "cause," or if following a change-in-control, termination of employment without "cause" or for "good reason" within the 24-month period following the change-in-control (so-called "double trigger" vesting following a change-in-control).

Death – Under the terms of performance-based equity grant award agreements, the performance period lapses at death and release/payment is equal to the target performance value.

Disability – In the event of disability, performance-based awards continue to vest as scheduled and are released/paid subject to performance at the end of the performance period. Service-based vesting for RSUs accelerates.

Retirement – At retirement, performance-based awards continue to vest as scheduled and are released/paid subject to performance at the end of the performance period. Service-based vesting for RSUs accelerates. All of our NEOs, with the exception of Mr. Zusi, meet the requirements for retirement under the LTIP.

Termination without "cause" – For involuntary termination without "cause," performance-based awards continue to vest as scheduled. At the vesting date, grants are released/paid subject to performance achievement at the end of the performance period and are further prorated based on the service between the grant date and the date employment was terminated. RSUs are released on a prorated basis based on the service between the grant date and the date employment was terminated.

Change-in-control – Upon the occurrence of a change-in-control, performance-based awards will be deemed to have been earned based on the greater of target performance and actual performance being attained as of the effective date of the change-in-control and will remain subject to service-vesting requirements. In the event termination of employment without "cause" or for "good reason" occurs within a 24-month period following the change-in-control, service-vesting requirements on awards are accelerated to the termination of employment.

PENSION BENEFITS

Benefits under the Retirement Plan are fully vested; therefore, upon termination of employment for any reason, each NEO who participates in the Pension Plan would be entitled to receive the amounts designated as Retirement Plan benefits represented in the "Present Value of Accumulated Benefit" column of the *Pension Benefits* table. Mr. Keenan is vested in the SERP benefit as well. Mr. J. Turner, Mr. D. Turner, and Mr. Smith each froze their individual benefit in the SERP and transferred the value to the Excess 401(k) Plan effective September 2023, December 2024, and November 2021, respectively; as a result, they are no longer participants in the SERP. Mr. Zusi is not eligible to participate in the Retirement Plan or the SERP.

Upon qualifying termination in conjunction with a change-in-control, two additional years are added to the NEO's age and credited years of service. Therefore, each participating NEO will fully vest in their SERP benefits and be entitled to the benefits included in the following table as additional change-in-control termination benefits.

NONQUALIFIED DEFERRED COMPENSATION PLAN BENEFITS

Each participating NEO is currently fully vested in the amounts reported in the "Aggregate Balance at December 31, 2024" column of the *Nonqualified Deferred Compensation* table on page 112, and therefore, these amounts would be payable to the NEOs upon termination of employment for any reason.

WELFARE AND OTHER INSURANCE BENEFITS

Regions sponsors a number of broad-based benefit programs in which NEOs and other associates participate, such as health, short- and long-term disability coverage, and group term life insurance coverage. NEOs are eligible for continuation of these benefits post-qualifying termination.

The following table quantifies certain amounts that would be payable to NEOs upon various separation situations. The amounts reflected in the table assume a December 31, 2024, termination of employment:

Name	Voluntary ($)	Involuntary Without Cause ($)[1]	Early Retirement ($)	For Cause ($)	Involuntary for Good Reason Following a CIC ($)[2]	Death ($)	Disability ($)
John M. Turner, Jr.[3]							
Compensation:							
Cash Severance	—	—	—	—	14,221,401	—	—
Long-Term Incentive							
Restricted Stock Units[4]	4,632,836	4,632,836	4,632,836	—	6,514,175	6,514,175	4,632,836
Performance Stock Units[4]	2,589,485	2,589,485	2,589,485	—	7,292,831	7,292,831	2,589,485
Performance Cash Units	2,502,500	2,502,500	2,502,500	—	6,335,833	6,335,833	2,502,500
Perquisites:							
Financial Planning[5]	39,410	39,410	39,410	—	39,410	39,410	39,410
Outplacement[6]	—	—	—	—	50,000	—	—
Benefits:							
Value of continued welfare benefits[8]	—	—	—	—	22,592	—	—
Value of additional retirement benefits[9]	—	—	—	—	—	—	—
Total:	**9,764,231**	**9,764,231**	**9,764,231**	**—**	**34,476,242**	**20,182,249**	**9,764,231**

Name	Voluntary ($)	Involuntary Without Cause ($)[1]	Early Retirement ($)	For Cause ($)	Involuntary for Good Reason Following a CIC ($)[2]	Death ($)	Disability ($)
David J. Turner, Jr.[3]							
Compensation:							
Cash Severance	—	2,178,264	—	—	4,772,292	—	—
Long-Term Incentive							
Restricted Stock Units[4]	1,278,066	1,278,066	1,278,066	—	1,785,197	1,785,197	1,278,066
Performance Stock Units[4]	739,838	739,838	739,838	—	2,007,666	2,007,666	739,838
Performance Cash Units	715,000	715,000	715,000	—	1,748,334	1,748,334	715,000
Perquisites:							
Financial Planning[5]	39,410	39,410	39,410	—	39,410	39,410	39,410
Outplacement[6]	—	—	—	—	50,000	—	—
280G Tax Gross-up[7]	—	—	—	—	—	—	—
Benefits:							
Value of continued welfare benefits[8]	—	—	—	—	20,059	—	—
Value of additional retirement benefits[9]	—	—	—	—	—	—	—
Total:	**2,772,314**	**4,950,578**	**2,772,314**	**—**	**10,422,958**	**5,580,607**	**2,772,314**
Russell K. Zusi							
Compensation:							
Cash Severance	—	1,722,500	—	—	3,542,500	—	—
Long-Term Incentive							
Restricted Stock Units[4]	—	6,958,984	—	—	7,187,683	7,187,683	6,958,984
Performance Stock Units[4]	—	—	—	—	571,747	571,747	—
Performance Cash Units	—	—	—	—	466,666	466,666	—
Perquisites:							
Financial Planning[5]	39,410	39,410	39,410	—	39,410	39,410	39,410
Outplacement[6]	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Benefits:							
Value of continued welfare benefits[8]	—	—	—	—	20,464	—	—
Value of additional retirement benefits[9]	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total:	**39,410**	**8,720,894**	**39,410**	**—**	**11,828,470**	**8,265,506**	**6,998,394**
Ronald G. Smith[3]							
Compensation:							
Cash Severance	—	1,867,189	—	—	4,039,066	—	—
Long-Term Incentive							
Restricted Stock Units[4]	1,174,601	1,174,601	1,174,601	—	1,681,732	1,681,732	1,174,601
Performance Stock Units[4]	591,884	591,884	591,884	—	1,859,711	1,859,711	591,884
Performance Cash Units	572,000	572,000	572,000	—	1,605,334	1,605,334	572,000
Perquisites:							
Financial Planning[5]	39,410	39,410	39,410	—	39,410	39,410	39,410
Outplacement[6]	—	—	—	—	50,000	—	—
280G Tax Gross-up[7]	—	—	—	—	3,687,661	—	—
Benefits:							
Value of continued welfare benefits[8]	—	—	—	—	20,464	—	—
Value of additional retirement benefits[9]	—	—	—	—	—	—	—
Total:	**2,377,895**	**4,245,084**	**2,377,895**	**—**	**12,983,378**	**5,186,187**	**2,377,895**

Name	Voluntary ($)	Involuntary Without Cause ($)[1]	Early Retirement ($)	For Cause ($)	Involuntary for Good Reason Following a CIC ($)[2]	Death ($)	Disability ($)
David R. Keenan[3]							
Compensation:							
Cash Severance	—	1,832,045	—	—	3,933,635	—	—
Long-Term Incentive							
Restricted Stock Units[4]	958,395	958,395	958,395	—	1,367,378	1,367,378	958,395
Performance Stock Units[4]	493,237	493,237	493,237	—	1,515,694	1,515,694	493,237
Performance Cash Units	476,666	476,666	476,666	—	1,310,000	1,310,000	476,666
Perquisites:							
Financial Planning[5]	29,530	29,530	29,530	—	29,530	29,530	29,530
Outplacement[6]	—	—	—	—	50,000	—	—
280G Tax Gross-up[7]	—	—	—	—	3,556,953	—	—
Benefits:							
Value of continued welfare benefits[8]	—	—	—	—	20,059	—	—
Value of additional retirement benefits[9]	—	—	—	—	1,198,385	—	—
Total:	**1,957,828**	**3,789,873**	**1,957,828**	**—**	**12,981,634**	**4,222,602**	**1,957,828**

(1) The following chart summarizes the meaning of "cause" under the Executive Severance Plan for the NEOs, excluding Mr. J. Turner:

"cause"	(i) willful and continued failure to substantially perform reasonably assigned duties; (ii) breach of fiduciary duty or commission of a felony or a crime involving fraud or moral turpitude, material breach of any agreement; (iii) engaging in illegal conduct or misconduct; (iv) failure to cooperate with an investigation authorized by the Board, a regulatory body, or a governmental department or agency; (v) disqualification or bar by any governmental or regulatory authority from carrying out duties and responsibilities, or loss of any required licenses; or (vi) engaging in any act or omission which is a violation of Company policy.

(2) The following chart summarizes the meaning of "cause," "good reason/without cause," and "change-in-control" under the change-in-control agreements of the NEOs:

"cause"	(i) willful and continued failure to substantially perform reasonably assigned duties; (ii) breach of fiduciary duty involving personal profit or commission of a felony or a crime involving fraud or moral turpitude, material breach of the agreement; (iii) engaging in illegal conduct or gross misconduct that materially injures Regions; (iv) failure to materially cooperate with an investigation authorized by the Board, a regulatory body, or a governmental department or agency; or (v) disqualification or bar by any governmental or regulatory authority from carrying out duties and responsibilities, or loss of any required licenses.
"good reason" and "without cause"	(i) an adverse change in responsibilities as in effect immediately before the change-in-control; (ii) a material diminution in the budget over which the executive has control; (iii) a material breach of the compensation provisions of the agreement; or (iv) requiring the executive to move his principal place of work by more than 50 miles.
"change-in-control"	(i) an acquisition of 20% or more of the combined voting power of Regions voting securities; (ii) a change in a majority of the members of the Board; (iii) the consummation of a merger (unless voting securities of Regions outstanding immediately prior to the merger continued to represent at least 55% of the combined voting power of the voting securities of the surviving company outstanding immediately after such merger); or (iv) shareholder approval of a complete liquidation or dissolution of Regions.

(3) Mr. J Turner, Mr. D Turner, Mr. Smith, and Mr. Keenan are eligible for early retirement. For purposes of the various termination columns in the table, with the exception of the "For Cause" column, they are assumed to have taken early/normal retirement and, therefore, are entitled to receive the benefits shown.

(4) Based on the closing price of Regions common stock of $23.52 per share on December 31, 2024.

(5) The service agreement with Regions' financial planning provider allows for continuation of financial planning services for two years following termination due to retirement, death, disability, change-in-control, and involuntary termination without cause.

(6) The change-in-control agreement provides for reasonable outplacement services for up to two years. The Executive Severance Plan does not provide for outplacement services.

(7) 280G Tax Gross-up represents the amount of the excise tax and related gross-up for excise taxes levied under IRC Section 4999 on payment and benefits following a change-in-control (otherwise referred to as "excess parachute payments" under IRC Section 280G). The change-in-control agreements covering Mr. D. Turner, Mr. Smith, and Mr. Keenan, which were entered into prior to 2011, provide for a gross-up payment in the event the change-in-control benefits exceed their 280G limit by more than 110% (otherwise benefits are automatically cut back to their 280G limit). The change-in-control agreement covering Mr.

J. Turner as well as the Executive Severance Plan that covers Mr. Zusi provide only for a cut back of change-in-control payments to their 280G limit if the executive's change-in-control benefits exceed the 280G limit and a cut back in benefits would result in a greater net after-tax payment to the executive.

(8) For Mr. J. Turner, the change-in-control agreement provides for continuation of medical and dental coverage equal under Regions' medical and dental plans for a period of three years. For Mr. D. Turner, Mr. Smith, and Mr. Keenan, the agreements provide for a period of two years. For Mr. Zusi, the Executive Severance Plan provides for a cash payment equivalent to two years of coverage.

(9) Mr. J. Turner, Mr. D. Turner, and Mr. Smith participate in the Retirement Plan; Mr. Keenan participates in both the Retirement Plan and the SERP. Mr. Zusi does not participate in the Retirement Plan or the SERP. The change-in-control agreement provides for additional years' credit for age and service under the Retirement Plan and the SERP that the NEO would have accrued had he remained employed through the second anniversary of the change-in-control. Under the SERP, in the event of an involuntary termination of employment without cause (or termination for good reason) within 24 months following a change-in-control, unvested benefits become fully vested. Because these benefits are already accrued, they are reflected in the *Pension Benefits* table and do not represent additional expense to the Company. The following chart details the value of the SERP benefit attributable to the additional years of age and service, as well as the amounts already accrued that will vest upon involuntary termination of employment without cause (or termination with good reason) within 24-months of a change-in-control:

Name	Value for Alternative Target/Regular Years of Age and Service Credit ($)	Value for Vesting in Alternative Target/ Regular Benefit ($)	Total Additional Value ($)
John M. Turner, Jr.	—	N/A	—
David J. Turner, Jr.	—	N/A	—
Russell K. Zusi	—	N/A	—
Ronald G. Smith	—	N/A	—
David R. Keenan	1,198,385	N/A	1,198,385

CEO Pay Ratio

CEO PAY RATIO AND COMPENSATION PHILOSOPHY

The guiding principles of compensation set forth by the CHR Committee and described in the *CD&A* form the foundation for Regions' compensation and benefits philosophy for all associates. Accordingly, our compensation and benefit programs are designed to encourage and reward all associates who contribute to our success. We strive to ensure that the compensation of every associate reflects the level of their job impact and responsibilities and is benchmarked to be competitive in the market where the associate is geographically located.

In accordance with Section 953(b) of the Dodd-Frank Act and Item 402(u) of Regulation S-K of the Securities Act, we are required to identify and disclose the annual total compensation of our median employee, the annual total compensation of our Chairman, President and CEO, Mr. J. Turner, and the ratio of these two amounts.

CONSISTENTLY APPLIED COMPENSATION MEASURE ("CACM") METHODOLOGY, ASSOCIATE POPULATION, AND MEASUREMENT DATE

In 2025, we intended to use the same median employee as last year. To determine whether or not there had been a material change in pay distribution for the Company, we repeated the median employee identification process set forth in our proxy statements since 2018. Using base salary (annualized for new employees) as the CACM, we identified 20,054 full- and part-time associates, excluding our CEO, who were actively employed as of the first pay period at the beginning of the fourth quarter (October 11, 2024). Though no material change in pay distribution occurred, our previous median employee is currently on a leave of absence from the Company. As a result, we determined a new median employee should be identified. In keeping with our belief that the median employee should be reflective of the compensation structure and benefits profile of the average Regions associate, we verified that approximately 38 percent of our associate population is in the retail organization, approximately 74 percent are incentive eligible, more than 98 percent participate in the 401(k) Plan, and 86 percent participate in our medical and/or dental insurance programs.

MEDIAN EMPLOYEE

Our median employee is a full-time associate serving as a Relationship Banker within our branch network; is incentive eligible; and participates in our 401(k) Plan and in the medical, life, disability insurance programs provided by the Company. Our median employee's base compensation is $58,895. All elements of the median employee's 2024 compensation, including the Company-paid cost of benefits mentioned above, totaled $81,589.

PAY RATIO

Using Mr. J. Turner's income disclosed in the *Summary Compensation Table*, and including an additional $52,521 in Company-paid benefit costs associated with medical, dental, life, disability insurance, we calculate our CEO's total compensation for purposes of the pay ratio to be $10,578,533. As a result, the ratio of our CEO's annual total compensation to that of our median employee is 130 to 1. We believe that this ratio is a reasonable estimate calculated in a manner consistent with the pay ratio disclosure requirements.

As Mr. J. Turner no longer participates in the SERP and, though a participant for prior service, is no longer accruing benefits in the Retirement Plan, he is similarly situated to the median employee. As a result, we are no longer calculating the alternative pay ratio.

The pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K and based upon reasonable judgment and assumptions. SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and assumptions. As a result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies, including those within our peer groups and industry.

Pay Versus Performance

As required by the Dodd-Frank Act and Item 402(v) of Regulation S-K, the Pay Versus Performance disclosure that follows provides information about the relationship between Compensation Actually Paid ("CAP") to our Principal Executive Officer ("PEO") and Non-PEO NEOs and certain financial performance measures of the Company. For further information concerning Regions' pay-for-performance philosophy and how the Company aligns executive compensation with performance, see our *CD&A*.

					Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for PEO ($) (1)	Compensation Actually Paid to PEO ($) (2)	Average Summary Compensation Table Total for Non-PEO NEOs ($) (3)	Average Compensation Actually Paid to Non-PEO NEOs ($) (2)	Total Shareholder Return ($) (4)	Peer Group Total Shareholder Return ($) (5)	Net Income ($ in millions) (6)	Adjusted ROATCE (non-GAAP) (%) (7)
2024	10,526,012	13,175,416	5,115,583	5,985,636	168	145	1,893	15.31
2023	9,217,718	7,864,907	3,575,402	2,560,329	132	105	2,074	18.01
2022	14,552,365	11,382,593	3,416,909	3,674,803	140	94	2,245	21.09
2021	14,267,077	14,651,530	3,549,359	4,515,449	137	117	2,521	17.92
2020	13,832,516	9,770,613	4,100,496	2,969,679	98	86	1,094	17.04

(1) The amounts reported in this column reflect the total compensation reported for Mr. J. Turner (our Chairman, President and CEO) for each corresponding year in the "Total" column of the *Summary Compensation Table*. Refer to *Compensation of Executive Officers – Summary Compensation Table*.

(2) The amounts reported in these columns represent the amount of CAP to Mr. J. Turner and the other NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual amount of compensation earned by or paid to Mr. J. Turner or to the other NEOs as a group during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. J. Turner's total compensation and to average total compensation for the other NEOs as a group for each year to determine the CAP:

Year	Executive(s)	Reported Summary Compensation Table Total ($)	Reported Value of Equity Awards ($) [(a)]	Aggregate Equity Award Adjustments ($) [(b)]	Reported Change in the Actuarial Present Value of Pension Benefits ($) [(c)]	Aggregate Pension Benefit Adjustments ($) [(d)]	Compensation Actually Paid ($)
2024	PEO	10,526,012	(4,117,592)	6,766,996	—	—	13,175,416
	Average for Non-PEO NEOs	5,115,583	(2,404,386)	3,325,391	(245,003)	194,051	5,985,636
2023	PEO	9,217,718	(3,624,103)	2,296,453	(25,161)	—	7,864,907
	Average for Non-PEO NEOs	3,575,402	(873,669)	585,636	(857,652)	130,612	2,560,329
2022	PEO	14,552,365	(3,305,994)	4,021,581	(3,885,359)	—	11,382,593
	Average for Non-PEO NEOs	3,416,909	(863,969)	1,022,060	(79,488)	179,291	3,674,803
2021	PEO	14,267,077	(3,767,112)	8,517,923	(4,883,636)	517,278	14,651,530
	Average for Non-PEO NEOs	3,549,359	(936,037)	2,020,212	(461,627)	343,542	4,515,449
2020	PEO	13,832,516	(3,328,484)	4,425,591	(6,914,629)	1,755,619	9,770,613
	Average for Non-PEO NEOs	4,100,496	(832,121)	740,162	(1,356,140)	317,282	2,969,679

(a) The reported value of equity awards represents the grant date fair value of equity awards as reported in the "Stock Awards" column in the *Summary Compensation Table* for the applicable year. The Company has not granted any option awards since 2011.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change in fair value as of the end of the applicable year (from the end of the prior fiscal year) of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change in fair value as of the vesting date (from the end of the prior fiscal year); (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Executive(s)	Year End Fair Value of Equity Awards ($)	Year Over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year Over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Aggregate Equity Award Adjustments ($)
2024	PEO	4,819,024	1,701,435	—	246,537	—	—	6,766,996
	Average for Non-PEO NEOs	2,858,728	411,877	—	54,785	—	—	3,325,391
2023	PEO	3,780,147	(268,918)	—	(1,214,775)	—	—	2,296,453
	Average for Non-PEO NEOs	911,286	(58,409)	—	(267,242)	—	—	585,636
2022	PEO	3,319,852	763,610	—	(61,881)	—	—	4,021,581
	Average for Non-PEO NEOs	899,780	134,656	—	(12,375)	—	—	1,022,060
2021	PEO	3,643,739	4,576,898	292,966	4,320	—	—	8,517,923
	Average for Non-PEO NEOs	815,494	1,026,353	175,767	2,598	—	—	2,020,212
2020	PEO	5,221,913	(268,789)	—	(527,532)	—	—	4,425,591
	Average for Non-PEO NEOs	1,305,478	(103,727)	—	(461,589)	—	—	740,162

(c) The amounts in this column represent the amounts reported in "Change in Pension and Nonqualified Deferred Compensation" column of the *Summary Compensation Table* for each applicable year.

(d) The total pension benefit adjustments for each applicable year include the aggregate of two components: (i) the actuarially determined service cost for services rendered during the applicable year (the "service cost"); and (ii) the entire cost of benefits granted in a plan amendment (or initiation) during the applicable year that are attributed by the benefit formula to services rendered in periods prior to the plan amendment or initiation (the "prior service cost"), in each case, calculated in accordance with U.S. GAAP. The amounts deducted or added in calculating the pension benefit adjustments are as follows:

Year	Executive(s)	Service Cost ($)	Prior Service Cost ($)	Aggregate Pension Benefit Adjustments ($)
2024	PEO	—	—	—
	Average for Non-PEO NEOs	194,051	—	194,051
2023	PEO	—	—	—
	Average for Non-PEO NEOs	130,612	—	130,612
2022	PEO	0	—	0
	Average for Non-PEO NEOs	179,291	—	179,291
2021	PEO	517,278	—	517,278
	Average for Non-PEO NEOs	343,542	—	343,542
2020	PEO	1,755,619	—	1,755,619
	Average for Non-PEO NEOs	317,282	—	317,282

(3) The amounts in this column represent the average of the amounts reported for the Company's other NEOs as a group (excluding Mr. J. Turner, who has served as our Chairman, President and CEO since 2018) in the "Total" column of the *Summary Compensation Table* in each applicable year. The names of each of the other NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2024, David J. Turner, Jr., Russell K. Zusi, Ronald G. Smith, and David R. Keenan; (ii) for 2023, David J. Turner, Jr., C. Matthew Lusco, Ronald G. Smith, and David R. Keenan; (iii) for 2022, David J. Turner, Jr., C. Matthew Lusco, Ronald G. Smith, and C. Dandridge Massey; (iv) for 2021, David J. Turner, Jr., C. Matthew Lusco, Ronald G. Smith, and David R. Keenan; and (v) for 2020, David J. Turner, Jr., John B. Owen, C. Matthew Lusco, and Ronald G. Smith.

(4) Cumulative Total Shareholder Return ("TSR") is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period. "Measurement period" is defined as: (i) for 2020, the one-year period from market close December 31, 2019 through December 31, 2020; (ii) for 2021, the two-year period from market close on December 31, 2019 through December 31, 2021; (iii) for 2022, the three-year period from market close December 31, 2019 through December 31, 2022; (iv) for 2023, the four-year period from market close December 31, 2019 through December 31, 2023; and (v) for 2024, the five-year period from market close December 31, 2019 through December 31, 2024.

(5) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each measurement period for which a return is indicated. The peer group used for this purpose is the following published industry index: S&P 500 Banks. "Measurement period" is defined as: (i) for 2020, the one-year period from market close December 31, 2019 through December 31, 2020; (ii) for 2021, the two-year period from market close on December 31, 2019 through December 31, 2021; (iii) for 2022, the three-year period from market close December 31, 2019 through December 31, 2022; (iv) for 2023, the four-year period from market close December 31, 2019 through December 31, 2023; and (v) for 2024, the five-year period from market close December 31, 2019 through December 31, 2024.

(6) The dollar amounts reported represent the amount of net income as required to be reflected in the Company's audited financial statements for the applicable year.

(7) For each applicable year, Adjusted ROATCE (non-GAAP) is defined as that year's adjusted net income available to common shareholders divided by average tangible common shareholders' equity (average shareholders' equity less average intangible assets, average deferred tax liability related to intangibles, average preferred stock, and AOCI). This metric is used by the CHR Committee as the primary performance metric within the Long Term Incentive Plan and considered the most critical long-term performance metric to align management with shareholder value creation. While Regions uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, Regions has determined that Adjusted ROATCE is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used to link CAP to the Company's NEOs, for the most recently completed fiscal year, to Company performance. For further information on the Adjusted ROATCE metric in the 2024-2026 LTIP, see page 90. For non-GAAP reconciliation information, see *Appendix C*.

FINANCIAL PERFORMANCE MEASURES

As described in greater detail in the *CD&A*, Regions' executive compensation program is rooted in a pay-for-performance philosophy to support the long-term growth of and the strategic direction for the Company. The metrics that Regions uses for both our annual cash incentive and long-term incentive plans are selected based on the objective of creating a strong tie between NEO and shareholder financial interests through sustaining positive performance over a multi-year period. The most important financial performance measures used by Regions to link CAP to NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- Adjusted ROATCE
- Earnings per Share Growth
- Adjusted Net Income Available to Common Shareholders
- Adjusted Efficiency Ratio
- Customer Service

DESCRIPTION OF THE RELATIONSHIP BETWEEN PAY AND PERFORMANCE

The following graphs provide visual representations of the relationship between both the CAP of our PEO and the average CAP of our non-PEO NEOs and our (i) TSR, (ii) net income, and (iii) our Company-Selected Metric ("CSM"), Adjusted ROATCE. An additional graph depicts the relationship between our own TSR and a peer group TSR. CAP is influenced by numerous factors, including, but not limited to, the timing of new equity grants and outstanding award vesting, share price volatility during the fiscal year, mix of performance metrics, and other factors.

A large portion of CAP to our NEOs is comprised of long-term awards under the LTIP and is primarily driven by Adjusted ROATCE performance. Over the last three years, changes in stock price as well as Adjusted ROATCE performance have led to changes in CAP. The graphs below demonstrate:

- From 2020 to 2021, CAP to our PEO increased by 50 percent and average CAP to our other NEOs, which excludes the PEO, similarly increased by 52 percent, TSR increased from $98 to $137 (39.8 percent), net income grew 130.4 percent, and Adjusted ROATCE grew 5.2 percent.
- In 2022, CAP to our PEO was $11,382,593, which represents a 22 percent decline as compared to CAP in 2021. TSR increased from $137 to $140 (2.2 percent), net income declined 10.9 percent, and Adjusted ROATCE grew 17.7 percent. The average CAP to our other NEOs, which excludes the PEO, declined from $4,515,449 to $3,674,803, reflecting a similar 19 percent decline.
- In 2023, both CAP to our PEO and average CAP to other NEOs declined as compared to 2022, by 31 percent and 30 percent, respectively. Regions' financial measures saw declines year-over-year as well with TSR down 5.7 percent, net income down 7.6 percent, and Adjusted ROATCE down 14.6 percent.
- In 2024, CAP to our PEO increased by 68 percent and average CAP to our other NEOs, excluding the PEO, increased by 134 percent compared to 2023. TSR increased 27 percent, from $132 to $168, and net income and Adjusted ROATCE declined by 8.7 percent and 15.0 percent, respectively.
- Regions has seen overall growth in TSR from 2020 through 2024 with a cumulative growth rate of 71.4 percent, while the peer group (S&P 500 Banks Index) experienced a 68.6 percent increase over the four-year period.

For additional context along with a review of our performance metrics, our process for setting executive compensation, and how our executive compensation design reinforces our compensation philosophy, please see the preceding *CD&A*.


CAP vs. Regions TSR
CAP ($ in millions)
Return ($)
$98
$137
$140
$132
$168
$9.8M
$3.0M
$14.7M
$4.5M
$11.4M
$3.7M
$7.9M
$2.6M
$13.2M
$6.0M
2020
2021
2022
2023
2024
Compensation Actually Paid to PEO
Average Compensation Actually Paid to Non-PEO NEOs
Regions Total Shareholder Return


CAP vs. Net Income
CAP ($ in millions)
Net Income ($ in millions)
$1,094M
$2,521M
$2,245M
$2,074M
$1,893M
$9.8M
$3.0M
$14.7M
$4.5M
$11.4M
$3.7M
$7.9M
$2.6M
$13.2M
$6.0M
2020
2021
2022
2023
2024
Compensation Actually Paid to PEO
Average Compensation Actually Paid to Non-PEO NEOs
Net Income


CAP vs. Adjusted ROATCE
CAP ($ in millions)
Adjusted ROATCE (%)
17.04%
17.92%
21.09%
18.01%
15.31%
$9.8M
$3.0M
$14.7M
$4.5M
$11.4M
$3.7M
$7.9M
$2.6M
$13.2M
$6.0M
2020
2021
2022
2023
2024
Compensation Actually Paid to PEO
Average Compensation Actually Paid to Non-PEO NEOs
Adjusted ROATCE


Regions TSR vs. Peer Group TSR
Return on $100 Investment ($)
$98
$86
$137
$117
$140
$94
$132
$105
$168
$145
2020
2021
2022
2023
2024
Regions Total Shareholder Return
Peer Group Total Shareholder Return



PROPOSAL FOUR

Regions Financial Corporation 2025 Long Term Incentive Plan

We are asking you to approve the new Regions Financial Corporation 2025 Long Term Incentive Plan (the "2025 LTIP") in order to provide a sufficient pool of shares of common stock for the Company to continue using equity awards in our compensation program. If our shareholders approve the 2025 LTIP at the 2025 annual meeting, it will become effective and apply to awards granted on or after April 16, 2025 (the "Effective Date") and supersede our 2015 Long Term Incentive Plan (the "2015 LTIP"). The 2025 LTIP will only become effective if approved by the Company's shareholders on the Effective Date.

As part of this approval, the Company is asking shareholders to authorize approximately 38,448,403 shares of the Company's common stock for awards issued under the 2025 LTIP, less one share for every one share granted under the 2015 LTIP after December 31, 2024. The 38,448,403 shares reflects the shares that remained available for grant under the 2015 LTIP as of December 31, 2024, plus 17,815,000 newly authorized shares approved as part of this proposal.



The Board unanimously recommends you vote "FOR" the approval of the 2025 Long Term Incentive Plan.

The 2025 LTIP will apply only to awards granted on or after the Effective Date and will replace the 2015 LTIP for all awards granted on or after the Effective Date. The terms and conditions of awards granted under the 2015 LTIP prior to the Effective Date will not be affected by the adoption or approval of the 2025 LTIP, and the 2015 LTIP will remain effective with respect to such prior awards. No new grants will be made under the 2015 LTIP on or after the Effective Date, and the remaining shares of common stock authorized for grant under the 2015 LTIP but not yet granted will be cancelled effective as of the Effective Date. However, if shareholders do not approve the 2025 LTIP, it will not be implemented, and any future awards will continue to be made from the 2015 LTIP. In this case, Regions' ability to grant awards under the 2015 LTIP will be limited and could interfere with the Company's ability to attract, motivate and retain associates and Directors.

Why Does the Board Recommend a Vote "FOR" This Proposal?

If approved, the 2025 LTIP will enable the Company to provide equity-based incentives that align the interests of associates and non-management Directors with the long-term interests of our shareholders by motivating our associates and non-management Directors to achieve long-term results while not causing unreasonable dilution to our shareholders. Regions believes that equity-based compensation is a critical part of our compensation program, and shareholder approval of the 2025 LTIP would allow us to continue to attract and retain talented associates and Directors who will contribute to the Company's success.

THOUGHTFUL COMPENSATION AND GOVERNANCE PRACTICES

The 2025 LTIP contains provisions that are consistent with our pay-for-performance philosophy and reflects Regions' commitment to excellence in corporate governance and overall compensation philosophy:

Minimum Vesting Provisions	All stock-settled awards granted under the 2025 LTIP must be subject to a minimum one-year vesting period following grant, with no portion of any award vesting prior to the end of such one-year vesting period, subject to certain exceptions.
No “Liberal” Share Recycling	No “liberal” share recycling practices are permitted under the 2025 LTIP. Shares tendered to us or retained by us in the exercise or settlement of an award or for tax withholding, shares not actually issued in connection with the exercise of SARs and shares of common stock that are repurchased on the open market with the proceeds of stock option exercises will not become available again for issuance under the 2025 LTIP.
Restrictions on Dividends and Dividend Equivalents	Dividends or dividend equivalents will not be paid with respect to unvested awards.
Limit on Non-Management Director Compensation	The aggregate value of all equity- and cash-based compensation that may be granted in any calendar year to a non-management Director under the 2025 LTIP is limited to $750,000 in total grant date value.
“Double Trigger” Change in Control Vesting of Awards	Awards become fully vested upon a “change in control”only if the associate experiences a qualifying termination of employment within 24 months following the change in control.
No Liberal Definition of Change in Control	The 2025 LTIP’s definition of “change in control” provides that any change in control benefits will only be triggered in those instances where an actual change in control occurs (and not merely its approval by our Board or shareholders).
No “Evergreen” Provisions	The 2025 LTIP has a fixed number of shares of common stock available for issuance. There is no “evergreen” provision providing for the automatic increase in shares available under the 2025 LTIP.
Clawback of Awards	Time-based and performance-awards are subject to the Company’s Compensation Recoupment Policy (the “Clawback Policy”) and/or Financial Restatement Compensation Recoupment Policy (the “Recoupment Policy”).
Repricing Prohibited	Repricing or certain other exchanges of stock options and SARs is prohibited, unless shareholder approval is first obtained.
No Discounted Stock Options or SARs	Stock options and SARs must be granted with an exercise price that is not less than 100% of the fair market value on the date of grant.

HISTORICAL BURN RATE AND OVERHANG

In determining the number of shares available for issuance under the 2025 LTIP, the CHR Committee worked closely with its independent compensation consultant and considered a number of factors, including the number of shares that remain available for issuance under the 2015 LTIP, historical equity grant practices, expected dilution to shareholders, and sufficiently aligning associates’ and Directors’ interests with the long-term interests of shareholders. Accordingly, the CHR Committee reviewed historic share usage, also known as the “burn rate,” as well as “overhang” as compared to our competitors.

“Burn rate” reflects the percentage of common stock outstanding that is granted in the form of equity-based compensation in a given year. On a quarterly basis, the CHR Committee reviews the rate at which Regions uses shares available under our equity compensation plans to ensure our burn rate is in line with our competitors. Regions’ average burn rate under the 2015 LTIP for the past three years was 0.38 percent, which is considered favorably as a low burn rate.

Year	Rate
2024	0.41 %
2023	0.42 %
2022	0.30 %
Average	0.38 %

"Overhang" measures the total shares allocated for compensatory purposes as a percentage of total common stock outstanding. Similarly, on a quarterly basis, the CHR Committee reviews overhang to assess the potential dilution to shareholders as a result of Regions use of equity to compensate associates and non-management Directors. If the 2025 LTIP is approved by shareholders, the potential "overhang" is estimated to be approximately 4.65 percent, which is considered reasonable in the financial services industry.

SUMMARY OF THE 2025 LTIP

The following summary of the 2025 LTIP sets forth its material terms; however, it is a summary and is qualified in its entirety by reference to the full text of the 2025 LTIP, a copy of which is attached to this Proxy Statement as Appendix A.

Shares Available for Issuance

If the shareholders approve the 2025 LTIP, the number of shares of Regions common stock available for issuance under the 2025 LTIP will be 38,448,403 shares of common stock, plus (b) any shares of common stock that remain available for issuance under the 2015 LTIP as of the Effective Date, plus (c) any shares of common stock subject to an outstanding award under the 2015 LTIP that for any reason are cancelled, terminated, lapsed, expired, are forfeited, become unexercisable for any other reason or are settled for cash (in whole or in part) to the extent of such cancellation, termination, lapse, expiration, forfeiture, unexercisability or cash settlement, minus (d) one share for every share subject to awards granted after December 31, 2024 under the 2015 LTIP, plus (e) any additional shares that become available for issuance under the 2025 LTIP, which may be either treasury shares, authorized but unissued shares or shares purchased by the Company in the open market or otherwise.

Effective as of the Effective Date, the portion of the share authorization under the 2015 LTIP for any shares of common stock thereunder that are not issuable under an outstanding award under the 2015 LTIP will be cancelled and no longer available for grant. Awards payable only in cash or property other than shares of common stock will not reduce the total remaining number of shares of common stock available under the 2025 LTIP, and shares of common stock relating to any other awards that are settled in cash or property other than shares, when settled, will be added back to the number of shares of common stock available under the 2025 LTIP.

To the extent that (i) an award under the 2025 LTIP will expire, lapse, terminate or be cancelled for any reason without the issuance of shares of common stock, or (ii) restricted stock under the 2025 LTIP will revert back to the Company prior to the lapse of the applicable restrictions, then the CHR Committee may also grant awards with respect to such shares.

No Liberal Share Recycling

The following shares of common stock will not become available for future grants under the 2025 LTIP: (i) shares withheld or tendered by a recipient as full or partial payment upon exercise of a stock option, (ii) shares of common stock reserved for issuance upon grant of stock-settled SARs, to the extent the number of reserved shares exceeds the number of shares actually issued upon exercise of the SARs, (iii) shares that are repurchased by the Company with stock option proceeds, and (iv) shares of commons stock withheld to the Company to satisfy a recipient's tax withholding obligations upon the exercise of stock options or SARs or upon any other payment or issuance of shares., plus any shares with respect to which the Company becomes obligated to make awards through the assumption of, or in substitution for, outstanding awards previously granted by an acquired entity.

Eligibility

The CHR Committee selects individuals to whom awards are granted and determines the type and number of awards. Associates and non-management Directors of Regions and its subsidiaries and affiliates are eligible to receive awards under the 2025 LTIP. Approximately 1,665 associates and 12 non-management Directors would be eligible to participate in the 2025 LTIP if it were currently in place. Certain consultants also are eligible to receive awards under the 2025 LTIP; however, the CHR Committee does not typically grant awards to consultants.

The basis for participation in the 2025 LTIP is the CHR Committee's decision, in its sole discretion, that an award to an eligible recipient will further the 2025 LTIP's purposes of promoting the success and enhancing the value of Regions, by linking the personal interests of our associates, officers, and directors to those of Regions' shareholders and by providing such persons with an incentive for outstanding performance. The 2025 LTIP is further intended to provide flexibility to Regions by increasing our ability to motivate, attract, and retain the services of associates, officers, and directors upon whose judgment, interest and special effort the successful conduct of Regions is largely dependent. In exercising its discretion, the CHR Committee will consider the recommendations of management and the purposes of the 2025 LTIP.

Administration

Unless otherwise determined by the Board, the 2025 LTIP will be administered by the CHR Committee (the “Administrator”). The CHR Committee may delegate any of its powers under the 2025 LTIP to (i) a subcommittee of the CHR Committee and/or (ii) any person who is not a member of the CHR Committee or to any administrative group within the Company, or to one or more officers or managers of the Company, or a committee of such officers and managers, the authority, subject to such terms and limitations as the CHR Committee shall determine, to grant, cancel, modify or waive rights with respect to, alter, discontinue, suspend or terminate awards held by the recipient and subject to the requirements of the NYSE applicable to the Company and Delaware corporate law. Notwithstanding anything to the contrary, the Board may, in its sole discretion, at any time and from time to time, grant awards (including grants to Directors) or administer the 2025 LTIP, in which case the Board will have all of the authority and responsibility granted to the CHR Committee herein. If so determined by the CHR Committee, any award made to any recipient who is an “officer” within the meaning of Rule 16a-1(f) under the Exchange Act or member of the Board will be made by the full Board or a committee or subcommittee of the Board composed of at least two “non-employee” Directors within the meaning of Rule 16b-3 under the Exchange Act.

Types of Awards That May Be Granted Under the 2025 LTIP

Subject to the limits in the 2025 LTIP, the CHR Committee has the authority to set the size and type of award and any vesting or performance conditions. The types of awards that may be granted under the 2025 LTIP are:

- **Stock Options.** A stock option is the right to purchase shares of common stock at a future date at a specified price per share called the exercise price. An option may be either an incentive stock option (“ISO”) or a nonqualified stock option (“NQSOs”). ISOs and NQSOs are taxed differently, as described under “Federal Income Tax Treatment of Awards” under the 2025 LTIP. Generally, the exercise price of a stock option may not be less than the fair market value of a share of common stock on the grant date. The term of each stock option is fixed by the CHR Committee, but no stock option will be exercisable more than ten (10) years (or in the case of ISOs, granted to a ten percent (10%) owner, as determined on the date of grant, five (5) years) after the date such stock option is granted. To the extent a stock option is not previously exercised as to all of the shares subject thereto, and, if the fair market value per share is greater than the exercise price then in effect, then the stock option shall be deemed automatically exercised immediately before its expiration.

  The Company has not granted stock options since 2011.

- **Stock Appreciation Rights.** The 2025 LTIP also provides for the grant of stock appreciation rights (“SAR”), which is the right to receive payment of an amount equal to the excess of the fair market value of a share of common stock on the date of exercise of the SAR over the exercise price. The exercise price of a SAR may not be less than the fair market value of a share of common stock on the grant date. The term of each SAR will be fixed by the CHR Committee, but no SAR will be exercisable more than ten (10) years after the date such SAR is granted. To the extent a SAR is not previously exercised as to all of the shares subject thereto, and, if the fair market value per share is greater than the exercise price then in effect, then the SAR shall be deemed automatically exercised immediately before its expiration.

  The Company has never granted SARs.

- **Restricted Stock**. A restricted stock award is an award of actual shares of common stock that are subject to certain restrictions such as for a period of time determined by the CHR Committee. The right to receive the shares of restricted stock is typically conditioned on continued employment and/or achievement of performance goals. The recipient of restricted stock may not sell or transfer such shares during the restriction period, and the certificates representing such shares remain in the custody of the Company until the conditions of restriction are satisfied. Upon lapse or removal of the restrictions, the award recipient will have unrestricted ownership of the covered shares.

- **Restricted Stock Units**. An award of restricted stock units (“RSU”) is an award of hypothetical common stock units having a value equal to the fair market value of an identical number of shares of common stock, which are subject to certain restrictions for a period of time determined by the CHR Committee. The right to receive the share under an RSU is typically conditioned on continued employment or achievement of performance goals. No shares of common stock are issued at the time an RSU is granted, and the Company is not required to set aside any funds for the payment of any RSU award. Because no shares are outstanding, the award recipient does not have any rights as a shareholder. RSUs may be settled, in the sole discretion of the CHR Committee, in shares, cash or a combination of both.

- **Performance Awards**. A performance award is an award of shares of common stock or units that are only earned if certain performance goals and/or other vesting conditions are met. The CHR Committee has the discretion to determine the number of shares of common stock or stock-denominated units subject to a performance share award, the applicable performance period, the conditions that must be satisfied for an award recipient to earn an award, and any other terms, conditions, and restrictions of the award.

- **Other Awards**. The CHR Committee may grant other equity-based awards or cash awards, either alone or in tandem with other awards, in amounts and subject to conditions as determined by the CHR Committee as set out in an award agreement.

Limits on Awards

- **Limit on Grants of ISOs**. The maximum number of shares of common stock with respect to which ISOs may be granted under the 2025 LTIP is 30 million.

- **Limit on Grants to Non-Management Directors**. Non-management Directors may not be granted awards, during any fiscal year, with respect to shares of common stock that, together with any cash fees paid to the non-management Director during the fiscal year, have a total value that exceeds $750,000 (calculating the value of any awards based on the grant date fair market value).

The CHR Committee will make appropriate adjustments to these limits in the event of certain changes in the capitalization of the Company (see “Adjustments Upon Changes in Stock” below).

Prohibition on Repricing

The CHR Committee may not, without shareholder approval, seek to effect any re-pricing of any previously granted “underwater” stock options, SARs or other similar awards.

Dividends and Dividend Equivalents

The 2025 LTIP permits the grant of dividend equivalents on awards, other than awards of stock options and SARs. Generally, a dividend equivalent entitles the recipient to receive an amount equal to the cash dividends declared on Regions common stock over a specified period. The CHR Committee has the discretion to set the terms and conditions of a dividend equivalent award at the time of grant. However, the 2025 LTIP prohibits the payment of dividends or dividend equivalents on unvested awards.

Vesting

The 2025 LTIP allows for awards subject to either time-based vesting, performance-based vesting, or both. The 2025 LTIP provides that generally all stock-settled awards be subject to a minimum vesting requirement of at least one year, except that the CHR Committee may grant up to 5 percent of the available share reserve authorized for issuance under the 2025 LTIP without regard to the minimum vesting requirement. This requirement does not apply to certain substitute awards arising from acquisitions or awards to non-management Directors that vest on the earlier of the one-year anniversary of the date of grant or the next annual meeting of shareholders (but not sooner than 50 weeks after the grant date). In addition, the the CHR Committee’ may provide for accelerated vesting of any award, including in cases of retirement, death, disability, other qualifying termination of employment, or change in control.

It is Regions’ practice to subject most awards to a multi-year vesting schedule. Historically, our annual grants made under the 2015 LTIP vest over three years.

Adjustments Upon Changes in Stock

In the event of changes in the outstanding common stock by forward or reverse stock split, subdivision or consolidation, or share dividend or bonus issue, recapitalization, reclassification, merger, amalgamation, consolidation, split-up, spin-off, reorganization, combination, exchange of shares of common stock, the issuance of warrants or other rights to purchase shares of common stock or other securities, or any other change in corporate structure or in the event of any extraordinary distribution (whether in the form of cash, shares of common stock, other securities or other property) occurring after the grant date of any award, awards granted under the 2025 LTIP and any award agreements, the exercise price of options and SARs, the maximum number of shares of common stock subject to all awards will be equitably adjusted or substituted, as to the number, price or kind of a share of common stock or other consideration subject to such awards to the extent necessary to preserve the economic intent of the award.

Termination of Employment

The CHR Committee in its discretion shall specify in the applicable award agreement the provisions governing the terms of an award in the event of a recipient's termination of employment. Subject to applicable laws, rules and regulations, in connection with a recipient's termination of employment, the CHR Committee shall have the discretion to accelerate the vesting, exercisability or settlement of, eliminate the restrictions and conditions applicable to or extend the post-termination exercise period of an outstanding award. The CHR Committee's decisions need not be uniform among all award agreements and recipients and may reflect distinctions based on the reasons for termination of employment.

Change in Control

The 2025 LTIP includes a "double-trigger" feature with respect to the acceleration of unvested or unearned awards in connection with a change of control. Unless otherwise provided in an award agreement, in the event of an award recipient's termination of service without "cause" or for "good reason" (both as defined in the 2025 LTIP) during the 24-month period following a change in control, the vesting of all awards will fully accelerate and all outstanding options and SARs will become immediately exercisable as of the date of the award recipient's qualifying termination of service.

To the extent an award is subject to performance-based vesting, the performance goals will be deemed to have been earned based on the greater of target performance and actual performance attained as of the effective date of the change in control, and the award will remain subject to time-based vesting for the remainder of the applicable performance period (subject to accelerated vesting for a qualifying termination of employment as described above).

The CHR Committee also may determine that all outstanding awards will be cancelled upon a change in control, and the value of those awards, as determined by the CHR Committee in accordance with the terms of the 2025 LTIP and the applicable award agreement, will be paid in cash, shares of common stock or other property within a reasonable time subsequent to the change in control.

Forfeiture and Recoupment

All awards under the 2025 LTIP are subject to forfeiture and recoupment in accordance with any Company incentive compensation recoupment policy or other clawback policy as currently in effect or as may be adopted by the Company, including, without limitation, the Recoupment Policy and Clawback Policy, as described above on page 98.

Transferability

A recipient may not transfer stock awards under the 2025 LTIP other than by will, the laws of descent and distribution or as otherwise provided under the 2025 LTIP.

Effective Date and Term of the 2025 LTIP

The 2025 LTIP will become effective upon approval by the Company's shareholders and will remain in effect until the tenth anniversary of the date it is approved by shareholders, unless terminated earlier by the Board or the CHR Committee. No awards may be made under the 2025 LTIP after April 16, 2035, or after the Board or CHR Committee terminates the 2025 LTIP, if sooner.

Amendment and Termination of the 2025 LTIP

The CHR Committee or the Board may amend or terminate the 2025 LTIP at any time. However, except in the case of adjustments upon changes in common stock, no amendment will be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary to satisfy applicable laws or the rules of the NYSE.

Federal Income Tax Consequences of Awards

TAX CONSEQUENCES TO AWARD RECIPIENTS

The following is a summary of U.S. federal income tax consequences to award recipients, based on current U.S. federal income tax laws. This summary does not constitute legal or tax advice and does not address municipal, state or foreign income tax consequences.

- **NQSOs**. The grant of an NQSO will not result in taxable income to the award recipient. The award recipient will recognize ordinary income at the time of exercise equal to the excess of the fair market value of the shares on the date of exercise over the exercise price. Gains or losses realized by the award recipient upon the sale of the shares acquired on exercise will be treated as capital gains or losses.

- **ISOs**. The grant of an ISO will not result in taxable income to the award recipient. The exercise of an ISO will not result in taxable income to the award recipient if at the time of exercise the award recipient has been employed by Regions at all times beginning on the date the ISO was granted and ending not more than 90 days before the date of exercise. However, the excess of the fair market value of the shares on the date of exercise over the exercise price is an adjustment that is included in the calculation of the award recipient's alternative minimum tax liability for the year the shares are sold.

  If the award recipient does not sell the shares acquired on exercise within two years from the date of grant and one year from the date of exercise then on the sale of the shares any amount realized in excess of the exercise price will be taxed as capital gain. If the amount realized in the sale is less than the exercise price, then the award recipient will recognize a capital loss. If these holding requirements are not met, then the award recipient will generally recognize ordinary income at the time the shares are sold in an amount equal to the lesser of (a) the excess of the fair market value of the shares on the date of exercise over the exercise price, or (b) the excess, if any, of the amount realized on the sale of the shares over the exercise price.

- **SARs**. The grant of a SAR will not result in taxable income to the award recipient. The award recipient will recognize ordinary income at the time of exercise equal to the amount of cash received or the fair market value of the shares received. If the SARs are settled in shares, then when the shares are sold the award recipient will recognize capital gain or loss on the difference between the sale price and the amount recognized at exercise.

- **Restricted Stock and Performance Shares**. Unless an award recipient makes an election to accelerate the recognition of income to the grant date, the grant of restricted stock or performance share awards will not result in taxable income to the award recipient. When the restrictions lapse, the award recipient will recognize ordinary income on the excess of the fair market value of the shares on the vesting date over the amount paid for the shares, if any.

  If the award recipient makes an election under IRC Section 83(b) within thirty (30) days after the grant date, the award recipient will recognize ordinary income as of the grant date equal to the fair market value of the shares on the grant date over the amount paid, if any. Any future appreciation will be taxed at capital gains rates. However, if the shares are later forfeited, the award recipient will not be able to recover any taxes paid.

- **RSUs and Performance Share Units ("PSUs")**. The grant of an RSU or PSU will not result in taxable income to the award recipient. When the RSU or PSU is settled, the award recipient will recognize ordinary income equal to the fair market value of the shares or the cash provided on settlement. Any future appreciation will be taxed at capital gains rates.

TAX CONSEQUENCES TO REGIONS

To the extent that an award recipient recognizes ordinary income in the circumstances described above, Regions generally will be entitled to a corresponding compensation deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, and is not an "excess parachute payment" within the meaning of Section 280G of the Internal Revenue Code. However, IRC Section 162(m) limits deductions to publicly held corporations for compensation paid to certain senior executives that exceeds $1,000,000. As a result, any awards granted to certain senior executives under the 2025 LTIP generally will not be deductible by Regions to the extent that the total compensation paid to that executive for a year (including the amount of any such awards that would otherwise be deductible in that year) exceeds $1,000,000.

DEFERRED COMPENSATION AND IRC SECTION 409A

IRC Section 409A imposes complex rules on nonqualified deferred compensation arrangements, including requirements with respect to the timing of payment of deferred amounts. Depending on the terms of the award, certain awards may be subject to IRC Section 409A, while others are exempt. If an award is subject to IRC Section 409A and a violation occurs, the compensation is includible in income when no longer subject to a substantial risk of forfeiture and the award recipient may be subject to a 20 percent additional tax and, in some cases, interest penalties. The 2025 LTIP and awards granted under the 2025 LTIP are intended to be exempt from or conform to the requirements of IRC Section 409A.

New Plan Benefits

GRANTS UNDER THE 2025 LTIP

Grants under the 2025 LTIP will be made at the discretion of the Administrator and are not currently determinable. The value of the awards granted under the 2025 LTIP will depend on a number of factors, including the fair market value of our common stock on future dates, the exercise decisions made by the recipients, and the extent to which any applicable performance goals necessary for vesting or payment are achieved.

Equity Compensation Plan Information

The following table gives information about the common stock that may be issued upon the exercise of options, warrants and rights under all of Regions' existing equity compensation plans as of December 31, 2024.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities in First Column)
Equity Compensation Plans Approved by Stockholders	—	—	20,633,403 (b)
Equity Compensation Plans Not Approved by Stockholders	—	—	—
Total	—	—	20,633,403

(a) Does not include outstanding restricted stock units of 7,199,836.

(b) Consists of shares available for future issuance under the 2015 LTIP. In 2015, all prior long-term incentive plans were closed to new grants.

Registration with the Securities and Exchange Commission

Regions intends to file a Registration Statement (or amended Registration Statement) on Form S-8 relating to additional common shares reserved for issuance under the 2025 LTIP with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as soon as is practicable after shareholder approval of the 2025 LTIP.



PROPOSAL FIVE

Shareholder Proposal Relating to Simple Majority Vote


FOR
Shareholder
Rights

The following proposal was submitted by John Chevedden of 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278. Mr. Chevedden has submitted documentation evidencing his beneficial ownership of Regions common shares with a market value in excess of $25,000. In accordance with SEC requirements, the text of Mr. Chevedden's supporting statement and resolution are reproduced below as received from the proponent:

Shareholders request that our board take each step necessary so that each voting requirement in our charter and bylaws (that is explicit or implicit due to default to state law) that calls for a greater than simple majority vote be replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This includes making the necessary changes in plain English.

Shareholders are willing to pay a premium for shares of companies that have excellent corporate governance. The supermajority voting requirements of Regions Financial have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy and Macy's. These votes would have been higher than 74% to 88% if more shareholders had access to independent proxy voting advice. This proposal topic also received overwhelming 98%-support at the 2023 annual meetings of American Airlines (AAL) and The Carlyle Group (CG).

The overwhelming shareholder support for this proposal topic at hundreds of major companies raises the question of why Regions Financial has not initiated this proposal topic on its own. It also raises the question that Regions Financial may be overlooking other areas of corporate governess [*sic*] improvement that could easily be adopted to increase shareholder value at virtually no cost.



The Board makes no recommendation on this shareholder proposal relating to simple majority vote.

WHY DOES THE BOARD MAKE NO VOTING RECOMMENDATION REGARDING THIS PROPOSAL?

The Board has determined not to make any voting recommendation regarding this proposal because it is interested in understanding the viewpoints of Regions' shareholders on this topic. Our Certificate of Incorporation ("Charter") and Amended and Restated By-Laws ("By-Laws") require the vote of at least 75% of outstanding shares to approve amendments to certain sections of the documents, including amending Charter provisions related to fixing the number of Directors, mergers and sales of a substantial part of Company assets, action by written consent, indemnification and limitation of liability, and amending the Charter, as well as amending provisions of the Charter and By-Laws related to shareholder amendments to the By-Laws (the "supermajority requirements").

The Board believes that there are advantages and disadvantages with respect to maintaining the supermajority requirements, as well as advantages and disadvantages with respect to implementing changes like those suggested in the proposal. Consistent with the mindset that has guided Regions' robust shareholder engagement program and our consideration of shareholder feedback, the Board views this as an opportunity to hear from our shareholders and understand their viewpoints on this topic before acting in response to the proposal.

If the proposal receives the requisite support from our shareholders, the Board intends to take steps to amend the Charter and the By-Laws to make changes to the supermajority requirements. Such further steps would be necessary because approval of the proposal would not, in itself, eliminate the supermajority requirements.



Questions and Answers About the Annual Meeting and Voting

Who is entitled to vote at the meeting, and what are my voting rights?

The Board set February 18, 2025, as the Record Date for the annual meeting. If you were a shareholder of record at the close of business on the Record Date, you are entitled to vote at the meeting.

As of the close of business on the Record Date, 905,790,679 shares of our common stock were issued and outstanding and, therefore, eligible to be voted at the meeting. **Holders of our common stock are entitled to one vote per share;** therefore, a total of 905,790,679 votes are entitled to be cast at the meeting. This includes shares that are: (i) held directly in someone's name as the shareholder of record and (ii) held for a shareholder as the beneficial owner through a Broker. There is no cumulative voting.

Holders of our Class C Depositary Shares, Class D Depositary Shares, Class E Depositary Shares, or Class F Depositary Shares are not entitled to vote at the annual meeting.

How many shares must be present to hold the meeting?

A majority of the outstanding shares of Regions common stock entitled to vote on a matter at the annual meeting must be present, in attendance or by properly executed or otherwise documented proxy, to constitute a quorum at the annual meeting.

Abstentions and Broker non-votes will be counted for the purpose of determining whether a quorum is present. We urge you to vote promptly by proxy, even if you plan to attend the meeting, so we will know as soon as possible that enough shares will be present for us to hold the meeting.

What is a proxy statement, and what is a proxy?

In accordance with the federal securities laws and the regulations of the SEC, a proxy statement is a document we give to you, or provide you access to, when we are soliciting your vote.

A proxy is your designation of another person to vote your shares. Tara A. Plimpton, our Chief Legal Officer and Corporate Secretary, and Andrew S. Nix, our Chief Governance Officer, have been designated as proxies to cast the votes of our shareholders at our 2025 Annual Meeting.

What is the purpose of the Annual Meeting?

At the annual meeting, shareholders will vote on the following matters: (i) election of the 14 nominees named in our proxy statement to serve as Directors until the next annual meeting of shareholders and in each case until their successors are duly elected and qualified, or their earlier retirement, resignation, or removal; (ii) ratification of the appointment of EY as Regions' independent registered public accounting firm for the year 2025; (iii) approval, on an advisory basis, of the compensation of our named executive officers; (iv) approval of the Regions Financial Corporation 2025 Long Term Incentive Plan; (v) a shareholder proposal relating to simple majority vote, if properly presented at the meeting; and (vi) other business as may properly come before the annual meeting or any adjournments or postponements thereof.

What is Notice and Access?

"Notice and Access" is an SEC rule that allows us to furnish our proxy materials over the Internet instead of mailing paper copies of the materials to each shareholder. As a result, beginning on or about March 3, 2025, we will send most of our shareholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials over the Internet and vote online.

The Notice of Internet Availability of Proxy Materials is not a proxy card and cannot be used to vote your shares. If you received a notice this year, you will not receive paper copies of the proxy materials unless you request the materials by following the instructions on the notice or on the website referred to in the notice.

What is Householding and how does it impact me?

The SEC has adopted rules that allow us to continue sending, in a single envelope, our proxy statement and other required annual meeting materials to two or more shareholders sharing the same address. These rules spell out the conditions under which annual reports, information statements, proxy statements, prospectuses, and other disclosure documents of a company that would otherwise be mailed in separate envelopes to more than one shareholder at a shared address may be mailed as a single copy in one envelope addressed to all shareholders at that address (i.e., "householding"). Shareholders who participate in householding will, however, receive separate proxy cards.

If one set of these proxy materials was sent to your household for the use by all Regions shareholders in your household and one or more of you would prefer to receive additional sets, or if multiple copies of these proxy materials were sent to your household and you want to receive one set, **please contact Broadridge Financial Solutions, Inc., by calling toll-free at 866-540-7095 or by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717**. Shareholders whose shares of our common stock are held in street name wishing to make either such election should contact their Broker.

How can I access Regions' proxy materials and annual report electronically?

This proxy statement, the Company's 2024 Annual Report on Form 10-K, and the CEO's Letter are available at **ir.regions.com/governance/annual-meeting-of-shareholders** and at **proxyvote.com**, as set out in the Notice of Internet Availability of Proxy Materials.

How do I sign up for electronic delivery of proxy materials?

Most shareholders can elect to view our future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail. You can choose to receive future proxy statements and annual reports electronically by following the prompt that will appear if you choose to vote through the Internet. Shareholders who choose to view future proxy statements and annual reports through the Internet will receive an email with instructions containing the Internet address of these materials, as well as voting instructions, approximately four weeks before future meetings.

If you have not already done so, we ask you to consider signing up to receive these materials electronically in the future by following the instructions after you vote your shares over the Internet. Enrolling in future electronic delivery of these materials helps reduce Regions' impact on the environment as well as printing and mailing expenses.

Benefits of Accessing Annual Meeting Materials Online

- *Immediate receipt of the proxy statement, Annual Report on Form 10-K, and related materials*
- *Online proxy voting*
- *You will receive less mail and will not have to worry about misplacing your paper materials*
- *It saves Regions and its shareholders money by eliminating the costs of printing and postage*
- *It is much better for the environment*
- *Electronic documents are more convenient than paper*

If you elect to view our proxy statement and annual report electronically and vote your proxy through the Internet, your enrollment will remain in effect for all shareholder meetings until you cancel it. To cancel enrollment, registered shareholders should visit **http://enroll.icsdelivery.com/rf** and follow the instructions to cancel enrollment. If you hold your shares in street name, check the information provided by your Broker for instructions on how to cancel your enrollment.

How do I receive paper copies of proxy materials?

If you receive the notice but would like to receive paper copies of the proxy materials, please follow the instructions in the notice or on the website referred to in the notice. Alternatively, if you would like to receive a paper copy of the materials or if you received one copy of the proxy materials through our use of householding and would like to receive multiple copies, you may, at any time, email investors@regions.com, call 205-264-7040, or write to the following address, and we will deliver those documents to you promptly upon receiving the request.

Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, Alabama 35203
Attn: Investor Relations

What is the difference between a "shareholder of record" and a "street name" holder or "beneficial owner"?

If your shares are registered directly in your name with Broadridge, our transfer agent, you are considered the "shareholder of record" with respect to those shares. If your shares are held by a Broker, you are considered the "beneficial owner" of shares held in "street name." If you hold your shares in "street name," you will have the opportunity to instruct your Broker how to vote your shares. "Street name" shareholders may only vote at the meeting if they have a legal proxy—if you intend to do so, be sure to request the legal proxy from your Broker promptly following receipt of these materials so there is enough time for it to be received before the meeting.

What is the deadline for voting by mail, internet, mobile device, or telephone?

If You Are:	And You Are Voting by:	Your Vote Must Be Received:
A shareholder of record or street name holder	Mail	By April 15, 2025
	Internet, mobile device, or telephone	By 11:59 P.M. ET on April 15, 2025
A participant in the Regions 401(k) Plan	Internet, mobile device, or telephone	By 11:59 P.M. ET on April 13, 2025

How do I vote?

Shareholders of record, and most beneficial shareholders, have several ways to vote, as described on page 7. If you have the ability to vote online, we encourage you to record your vote through the Internet to reduce corporate expenses. See the Notice of Internet Availability of Proxy Materials or Voter Instruction Form from your Broker for available options.

Your vote is important!

Please submit your vote by proxy over the Internet, by telephone, or complete, sign, date, and return your proxy card or voting instruction form.

How do I vote shares held in the Regions 401(k) Plan?

If you are a participant in the Regions 401(k) Plan, you may direct the 401(k) Plan trustee how to vote your shares. Under the terms of the 401(k) Plan, the trustee votes all shares held by the 401(k) Plan, but each participant may direct the trustee how to vote the shares of Regions common stock allocated to their 401(k) Plan account. If you own shares through the 401(k) Plan and do not submit voting instructions, the 401(k) Plan trustee will vote the shares in accordance with the Board's recommendations. To vote your shares held in the 401(k) Plan, follow the instructions above.

How do I vote shares held in the dividend reinvestment plan?

If you are a participant in the Broadridge Direct Stock Purchase and Dividend Reinvestment Plan (the "Dividend Reinvestment Plan"), the proxy card or electronic voting instructions cover all shares allocated to your account under the plan. If you do not return your proxy card, or vote by telephone or over the Internet, your shares in the Dividend Reinvestment Plan will not be voted. To vote your shares held in the Dividend Reinvestment Plan, follow the instructions above.

What if I do not specify how I want my shares voted?

If you requested printed copies of the proxy materials and sign and return your proxy card without giving specific voting instructions, your proxy will be voted in accordance with the Board's recommendations. Our telephone and Internet voting procedures do not permit you to submit your proxy vote without specifying how you want your shares voted.

How will my shares be voted if I don't provide my proxy or provide my broker with voting instructions, and I don't attend the annual meeting?

If you...

...are a shareholder of record and do not provide a proxy or vote at the meeting, your shares **will not be voted**.

...hold your shares through the 401(k) Plan and do not vote your shares, your shares (along with all other shares in the 401(k) Plan for which votes are not cast) **will be voted by the trustee** in favor of Proposals 1, 2, 3, and 4, and as an abstention with respect to Proposal 5 (see the question *How do I vote shares held in the Regions 401(k) Plan?* above).

...are a participant in the Dividend Reinvestment Plan and do not vote, your shares in the plan **will not be voted**.

...hold your shares in street name and do not give your Broker instructions on how to vote your shares, your Broker may not vote on any proposal **other than** Proposal 2 (the ratification of appointment of EY as our independent registered public accounting firm for 2025).

Can I change or revoke my vote after casting a vote or submitting my proxy?

If you are a shareholder of record, you may change or revoke any previously cast vote, so long as the new vote or revocation is received prior to the completion of voting at the annual meeting. The following are the methods of re-voting/revocation, and their associated timing:

- Signing and mailing a new proxy card with a later date, allowing adequate time for it to be received and processed prior to the date of the annual meeting;
- Delivering a written revocation of your previously cast vote to our Corporate Secretary at Regions Financial Corporation, 1900 Fifth Avenue North, Birmingham, Alabama 35203, prior to the date of the annual meeting;
- Casting a new vote over the Internet or by telephone, prior to 11:59 P.M., Eastern Time on April 15, 2025; or
- Attending the annual meeting and voting again at the meeting.

If your shares are held in street name, you should follow your Broker's instructions regarding how to change your vote or withdraw your voting instructions. Subsequent proxy cards or written revocations must still be received by the regular voting deadline in order to be effective.

What vote is required to approve each of the proposals?

The votes required to approve each matter to be considered by Regions' shareholders at the annual meeting are as follows:

- **Proposal 1—Election of Directors:** Each nominee requires the affirmative "FOR" vote of a majority of the votes cast for or against the nominee. Abstentions and Broker non-votes have no effect on the vote results. As discussed further on page 15, our Corporate Governance

Principles provide that an incumbent nominee who fails to receive a majority of the votes cast shall automatically be deemed to have tendered their resignation following certification of the vote, the acceptance or rejection of which will be subject to Board action and subsequent disclosure.

- **Proposal 2—Ratification of Appointment of EY:** Approval of this proposal requires the affirmative "FOR" vote of a majority of the votes cast for or against the proposal. Abstentions have no effect on the vote results, and we do not expect there to be any Broker non-votes on this proposal.
- **Proposal 3—Advisory Vote on Executive Compensation:** Approval of this proposal requires the affirmative "FOR" vote of a majority of the votes cast for or against the proposal. Abstentions and Broker non-votes have no effect on the vote results.
- **Proposal 4—Regions Financial Corporation 2025 Long Term Incentive Plan:** Approval of this proposal requires the affirmative "FOR" vote of a majority of the votes cast for or against the proposal. Abstentions and Broker non-votes have no effect on the vote results.
- **Proposal 5—Shareholder proposal relating to simple majority vote, if properly presented at the meeting:** Approval of this proposal requires the affirmative "FOR" vote of a majority of the votes cast for or against the proposal. Abstentions and Broker non-votes have no effect on the vote results.

A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. If you are a beneficial owner, your bank, broker or other holder of record is permitted to vote your shares on the ratification of the independent registered public accounting firm even if the record holder does not receive voting instructions from you. Absent instructions from you, the record holder may not vote on any "nondiscretionary" matter including a director election, an equity compensation plan, a matter relating to executive compensation, certain corporate governance changes, or any shareholder proposal. In that case, without your voting instructions, a broker non-vote will occur. An "abstention" will count for quorum purposes but will have no effect on the outcome of the proposals.

Who pays the expenses of this proxy solicitation?

Our proxy materials are being distributed by our Board in connection with the solicitation of proxies for our annual meeting. We pay the entire cost of soliciting your proxy, including the cost of preparing, assembling, printing, mailing, and otherwise distributing the Notice of Internet Availability of Proxy Materials and these proxy materials, as well as soliciting your vote. In addition to solicitation of proxies by mail, we request that Brokers send proxy materials or the Notice of Internet Availability of Proxy Materials to the street name/ beneficial owners of Regions common stock and secure their voting instructions. We will reimburse Brokers for their reasonable expenses in taking those actions.

We have made arrangements with Innisfree M&A Incorporated to assist us in soliciting proxies and have agreed to pay $20,000, plus reasonable and customary expenses, for these services. If necessary, we also may use several of our associates, without additional compensation, to solicit proxies from shareholders, either personally or by telephone, email, or letter, on Regions' behalf. If you have any questions or need assistance voting your shares, please contact Innisfree M&A Incorporated:



Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022



Shareholders may call Innisfree toll-free: 1-888-750-5834



Brokers may call Innisfree collect: 1-212-750-5833

Who counts the votes?

We have engaged Broadridge Financial Solutions, Inc. to count the votes represented by proxies and cast at the meeting by online ballot and to act as Inspector of Election. A representative from Broadridge will be present at the annual meeting.

When will the Company announce the voting results?

We will announce the preliminary voting results at the annual meeting and will report the final voting results in a Current Report on Form 8-K filed with the SEC within four business days of the annual meeting.

Who can attend the annual meeting, and who can vote and ask questions at the meeting?

Registered and beneficial shareholders as of the Record Date are entitled to attend, vote, and ask questions at this year's virtual annual meeting at **www.virtualshareholdermeeting.com/RF2025** by logging in using the 16-digit control number appearing on the Notice of Internet Availability of Proxy Materials, email notification, voting instruction form, or paper proxy card. Guests without a control number may also attend the meeting, but they will not be permitted to vote or ask questions.

The annual meeting will begin at 9:00 A.M. Central Time. It is recommended that attendees log into the meeting beginning fifteen minutes prior to the meeting time to address any technical issues. The Virtual Shareholder Meeting website will provide technical assistance to attendees experiencing issues accessing the meeting. The technical support contact information will appear on the meeting website prior to the start of our meeting.

Additional information and rules of conduct will be provided on the Virtual Shareholder Meeting website in advance of the meeting.

How do I inspect the list of shareholders of record?

A list of the shareholders of record as of the Record Date will be made available for inspection at our headquarters during ordinary business hours from April 6, 2025, to April 15, 2025. If you would like to review the list prior to the annual meeting, please contact Tara A. Plimpton, Corporate Secretary at 1900 Fifth Avenue North, Birmingham, Alabama 35203 to arrange a time for inspection.

How do I recommend a candidate for directorship to be considered by the NCG Committee?

The NCG Committee considers recommendations for directorship submitted by shareholders and other parties outside of our By-Laws. Recommendations for directorships may be submitted to the NCG Committee at any time by sending the candidate's information to our Corporate Secretary at the below address. You should provide as much relevant information about the candidate as possible. The NCG Committee may request such additional information as it deems appropriate. Refer to the section *Proposal 1—Election of Directors* to see the skills and characteristics considered by the NCG Committee and Board when selecting nominees.

Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, Alabama 35203
Attention: Corporate Secretary

How do I submit a shareholder proposal for Regions' 2026 Annual Meeting of Shareholders?

The table below summarizes the requirements for shareholders who wish to submit proposals, including Director nominations, for next year's annual meeting. Each of the following descriptions are summaries and are qualified in their entirety by reference to SEC Rule 14a-8 and our By-Laws. Shareholders are encouraged to consult SEC Rule 14a-8 or our By-Laws, as applicable, to see all necessary requirements.

	Proposals for inclusion in Regions' 2026 Proxy Statement	Director nominees for inclusion in Regions' 2026 Proxy Statement (proxy access)	Other proposals/nominees outside of SEC Rule 14a-8 or proxy access to be presented at the 2026 Annual Meeting (advance notice)
Type of Proposal	SEC rules permit shareholders to submit proposals for inclusion in our proxy statement by satisfying the requirements specified in SEC Rule 14a-8.	A shareholder (or a group of up to 20 shareholders) owning at least 3% of Regions stock for at least 3 years may submit Director nominees[†] for inclusion in our proxy statement by satisfying the requirements specified in Article II, Section 8 of our By-Laws.*	Shareholders may present proposals or Director nominees at the annual meeting by satisfying the requirements specified in Article II, Section 7 of our By-Laws.*
When proposal must be received by Regions	No later than **November 3, 2025**	Between **October 4, 2025** and **November 3, 2025**	Between **November 3, 2025** and **December 3, 2025**
What to include	The information required by SEC Rule 14a-8. As the rules of the SEC make clear, however, simply submitting a proposal does not guarantee its inclusion.	The information required by our By-Laws.*	The information required by our By-Laws.*
Where to send	**Regions Financial Corporation 1900 Fifth Avenue North Birmingham, Alabama 35203 Attention: Corporate Secretary**		

† Note that proxy access may only be used to nominate up to the greater of (i) two nominees or (ii) 20% of the total number of Directors.

* Our By-Laws are available on Regions' website at ir.regions.com/governance.

How do I have my dividend check automatically deposited into my bank account?

If you are a shareholder of record and do not participate in the dividend reinvestment plan, we encourage you to sign up for direct deposit of your dividend check rather than receiving a paper check. You can do so by logging into your Broadridge account through their website at **www.shareholder.broadridge.com/RF/** and selecting "dividend options" from the menu on the right side of the page. Doing so will reduce the Company's quarterly printing and mailing expenses and reduce our paper usage. For additional information, please contact Broadridge at 1-800-524-2879.



General Information

Forward-looking statements

This proxy statement, other reports filed by the Company with the SEC under the Exchange Act, and any other written or oral statements made by us or on our behalf to analysts, investors, the media, and others, may include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The words "future," "anticipates," "assumes," "intends," "plans," "seeks," "believes," "predicts," "potential," "objectives," "estimates," "expects," "targets," "projects," "outlook," "forecast," "would," "will," "may," "might," "could," "should," "can," and similar terms and expressions often signify forward-looking statements. Forward-looking statements are not based on historical information, but rather are related to future operations, strategies, financial results, or other developments. Forward-looking statements are subject to the risk that the actual effect may differ, possibly materially, from what is reflected in those forward-looking statements due to factors and future developments that are uncertain, unpredictable and in many cases beyond our control. Forward-looking statements are based on management's current expectations as well as certain assumptions and estimates made by, and information available to, management at the time the statements are made. Those statements are based on general assumptions and are subject to various risks, and because they also relate to the future, they are likewise subject to inherent uncertainties and other factors that may cause actual results to differ materially from the views, beliefs, and projections expressed in such statements. Therefore, we caution you against relying on any of these forward-looking statements.

You should not place undue reliance on any forward-looking statements, which speak only as of the date made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible to predict all of them. We assume no obligation and do not intend to update or revise any forward-looking statements that are made from time to time, either as a result of future developments, new information, or otherwise, except as may be required by law.

See also the reports filed with the SEC, including the discussions under the "Forward-Looking Statements" and "Risk Factors" sections of Regions' Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC and available on its website at sec.gov, as well as at ir.regions.com/governance/annual-meeting-of-shareholders and proxyvote.com, and in Regions' subsequent filings with the SEC.

Trademark information

Regions®, the Regions logo, and other appropriately designated words or symbols in this proxy statement are registered trademarks of Regions Bank. The LifeGreen color is a trademark of Regions Bank. Other words or symbols in this proxy statement that identify other parties' goods or services may be trademarks or service marks of those other parties.

Information not incorporated into this Proxy Statement

The CHR Committee Report and the Audit Committee Report, each contained in this proxy statement, are not deemed filed with the SEC and shall not be deemed incorporated by reference into any prior or future filings made by Regions under the Exchange Act, except to the extent that we specifically incorporate such information by reference into any of these filings. Information contained on or accessible through our website at regions.com or doingmoretoday.com is not and shall not be deemed to be a part of this proxy statement by reference or otherwise incorporated into any other filings we make with the SEC, except to the extent we specifically incorporate such information by reference.


GO
VOTE

Glossary of Selected Terms	
Term	**Meaning**
401(k) Plan	Regions Financial Corporation 401(k) Plan
Broker	Brokerage firms, banks, or similar entities
BSA/AML/OFAC	Bank Secrecy Act/Anti-Money Laundering/Office of Foreign Assets Control
CAP	Compensation Actually Paid
CD&A	Compensation Discussion and Analysis
CECL	Current Expected Credit Losses
CHR Committee	Compensation and Human Resources Committee
Code of Conduct	Code of Business Conduct and Ethics
FW Cook	Frederic W. Cook & Co., Inc.
Dividend Reinvestment Plan	Broadridge Direct Stock Purchase and Dividend Reinvestment Plan
EPS Growth	Cumulative compounded growth in Earnings Per Share
Excess 401(k) Plan	Regions Financial Corporation Non-Qualified Excess 401(k) Plan (formerly named the Supplemental 401(k) Plan)
EY	Ernst & Young LLP
GAAP	Generally Accepted Accounting Principles in the United States
IRC	U.S. Internal Revenue Code of 1986, as amended
LTIP	Long Term Incentive Plan
NCG Committee	Nominating and Corporate Governance Committee
NEO	Named Executive Officer
PCUs	Performance Cash Unit Awards
PSUs	Performance Stock Units
Retirement Plan	Regions Financial Corporation Retirement Plan for Associates
ROATCE	Return on Average Tangible Common Equity, a non-GAAP financial measure (see Appendix C for more information)
RSUs	Restricted Stock Units
Say-on-Pay	Advisory Vote on Executive Compensation
SERP	Regions Financial Corporation Post 2006 Supplemental Executive Retirement Plan



Appendix A

Regions Financial Corporation 2025 Long Term Incentive Plan

1. GENERAL PURPOSE

The purpose of the Regions Financial Corporation 2025 Long Term Incentive Plan (the "Plan") is to promote the success, and enhance the value, of Regions Financial Corporation and its Subsidiaries, by linking the personal interests of their employees, officers and directors to those of Company stockholders and by providing such persons with an incentive for outstanding performance. The Plan is further intended to provide flexibility to the Company by increasing its ability to motivate, attract, and retain the services of employees, officers, directors, and consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent. Accordingly, the Plan permits the grant of incentive awards from time to time to selected employees, officers and directors. If approved by stockholders of Regions Financial Corporation, the Plan will replace the Regions Financial Corporation 2015 Long Term Incentive Plan ("2015 Plan") for Awards granted after the Effective Date. Beginning on the Effective Date, no further awards will be made under the 2015 Plan, but this Plan will not affect the terms or conditions of any awards made under the 2015 Plan before the Effective Date.

2. DEFINITIONS & INTERPRETATION

(a) For purposes of the Plan, the following terms have the meanings assigned below:

"*Acquisition Awards*" has the meaning assigned in Section 4(c).

"*Affiliate*" means any entity that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the Company.

"*Award*" means an award of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Awards, Cash Awards, or Other Awards under the Plan, which Awards may be issued in consideration of service rendered to the Company, its Subsidiaries and or its Affiliates.

"*Award Agreement*" means any written or electronic agreement, contract or other instrument or document evidencing any Award, and which may, but need not be (as determined by the Committee) executed or acknowledged by a Grantee as a condition to receiving an Award or the benefits under an Award, and which sets forth the terms and provisions applicable to Awards granted under the Plan to such Grantee.

"*Beneficial Owner*" (and all variations thereof) will have the meaning set forth in Rule 13d-3 under the Exchange Act.

"*Board*" means the Board of Directors of the Company.

"*Cash Award*" means an award denominated in cash that is granted pursuant to Section 12.

"*Cause* " means termination of the Grantee's employment by the Company or a Subsidiary or Affiliate due to (i) a material violation of (A) the Company's Code of Business Conduct and Ethics, (B) the Grantee's fiduciary duties to the Company, or (C) any law, provided such violation has materially harmed the Company, (ii) the willful and continued failure of the Grantee to perform substantially the Grantee's duties with the Company or a Subsidiary (other than any such failure resulting from the Grantee's incapacity due to physical or mental illness), or (iii) the occurrence of any event constituting "cause" within the meaning of a Grantee's then-applicable employment agreement with the Company or one of its Subsidiaries or Affiliates.

"*Change in Control*" with respect to any Award has the meaning assigned to the term in the change in control agreement, if any, between the Grantee and the Company, provided, however that if there is no such change in control agreement, it shall mean any of the following events:

(i) the acquisition by any "Person" (as the term "person" is used for the purposes of Section 13(d) or 14(d) of the Exchange Act) of direct or indirect beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of fifty percent

(50%) of the combined voting power of the then-outstanding securities of the Company entitled to vote in the election of directors (the "Voting Securities"); or

(ii) individuals who, as of the date hereof, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election, was approved by a vote of at least a majority of the Incumbent Directors then on the Board, or the Nominating and Corporate Governance Committee of the Board, shall be an Incumbent Director, unless such individual is initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to the election or removal of directors ("Election Contest") or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board ("Proxy Contest"), including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest; or

(iii) the consummation of a merger, amalgamation, consolidation, reorganization, statutory share exchange, or similar form of corporate transaction involving the Company, the sale or other disposition of all or substantially all of the Company's assets, or the acquisition of assets or stock of another entity by the Company (each a "Business Combination"), unless such Business Combination is a "Non-Control Transaction." A "Non-Control Transaction" is a Business Combination immediately following which the following conditions are met:

(A) the stockholders of the Company immediately before such Business Combination own, directly or indirectly, more than fifty percent (50%) of the combined voting power of the then-outstanding voting securities entitled to vote in the election of directors of the corporation resulting from such Business Combination (including, without limitation, a corporation that as a result of such Business Combination owns the Company or substantially all of the Company's assets or stock either directly or through one or more subsidiaries) (the "Surviving Corporation") in substantially the same proportion as their ownership of the Company Voting Securities immediately before such Business Combination;

(B) at least a majority of the members of the board of directors of the Surviving Corporation were Incumbent Directors at the time of the Board's approval of the execution of the initial Business Combination agreement; and

(C) no person other than (1) the Company or any of its Subsidiaries, (2) the Surviving Corporation or its ultimate parent corporation, or (3) any employee benefit plan (or related trust) sponsored or maintained by the Company immediately prior to such Business Combination beneficially owns, directly or indirectly, fifty percent (50%) or more of the combined voting power of the Surviving Corporation's then-outstanding voting securities entitled to vote in the election of directors; or

(iv) approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any Person (the "Subject Person") acquired Beneficial Ownership of more than the permitted amount of the outstanding Voting Securities as a result of the acquisition of Voting Securities by the Company which, by reducing the number of Voting Securities outstanding, increases the proportional number of shares Beneficially Owned by the Subject Person, provided that if a Change in Control would occur (but for the operation of this sentence) and after such acquisition of Voting Securities by the Company, the Subject Person becomes the Beneficial Owner of any additional Voting Securities, then a Change in Control shall occur.

Notwithstanding the foregoing provisions of this definition, with respect to any Award (or portion of an Award) that provides for a deferral of compensation that is subject to Section 409A of the Code, to the extent necessary to prevent such compensation from being includible in gross income pursuant to subparagraph (a)(1)(A) of that Code Section (and only to that extent), a "Change in Control" shall be deemed to have occurred only if and when (i) any one or more of the conditions set forth in paragraph (i), (ii), (iii) or (iv) above of this definition shall have been satisfied, and (ii) as to the Grantee to whom the Award was granted, the event in question also constitutes a "change in the ownership or effective control of the corporation, or in the ownership of a substantial portion of the assets of the corporation" within the meaning of subparagraph (a)(2)(A) of Section 409A of the Code.

"*Clawback Policy*" means the Company's Compensation Recoupment Policy, as in effect from time to time.

"*Code*" means the Internal Revenue Code of 1986.

"*Committee*" means the Compensation and Human Resources Committee of the Board, as constituted at any time, or any successor to such committee, or any other committee of the Board appointed or designated by the Board, as described in Section 3 or as otherwise provided in Section 3.

"*Company*" means Regions Financial Corporation, a Delaware corporation, or any successor corporation.

"*Disability*" means, unless the applicable Award Agreement provides otherwise, a physical or mental condition which is expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months and which renders the Grantee incapable of performing the work for which he or she is employed or similar work, as evidenced, if applicable, by eligibility for and actual receipt of benefits payable under a group long-term disability plan or policy maintained by the Company or any of its Subsidiaries or Affiliates that is by its terms applicable to the Grantee. The determination of whether a Grantee has a Disability shall be determined under procedures established by the Committee. Notwithstanding the foregoing, with respect to any Award (or portion of an Award) that provides for a deferral of compensation that is subject to Section 409A of the Code, to the extent necessary to prevent such compensation from being includible in gross income pursuant to subparagraph (a)(1)(A) of that Code Section (and only to that extent), "Disability" means a disability as defined above that also qualifies the Grantee as "Disabled" within the meaning of subparagraph (a)(2)(C) of Section 409A of the Code.

"*Effective Date*" has the meaning assigned in Section 17.

"*Eligible Recipient*" means any full time or part time employee (including an officer or director who is also an employee) of the Company or any Subsidiary or Affiliate, any individual to whom an offer of employment has been extended who is reasonably expected to become an employee, a member of the Board or a member of the board of directors of a Subsidiary, or a consultant or other individual providing services to the Company or any Subsidiary or Affiliate as selected by the Committee. References to "*employment*" and related terms in the Plan will include the provision of services in any capacity.

"Exchange Act" means the Securities Exchange Act of 1934.

"*Fair Market Value*" means, unless the Committee determines otherwise, as of any given date, the closing sale price of a share of Stock on the date in question as reported by the principal consolidated transactions reporting system for securities listed on the principal securities exchange on which the Stock is traded or, if there is no such sale on the relevant date, then on the last previous day on which a sale was reported.

"*Good Reason*" means, unless otherwise provided by the Committee in an applicable Award Agreement, the occurrence of one or more of the following after a Change in Control:

(i) a material reduction in the Grantee's base salary and annual bonus opportunity, in each case, as in effect immediately before the Change in Control; or

(ii) the Company requiring the Grantee to be based at any location that is more than 50 miles from his or her regular place of employment immediately before the Change in Control, except to the extent that such change in work location results in a commute from the Grantee's primary residence that is the same or reduced as compared to the Grantee's commute prior to such change.

Notwithstanding the foregoing, no termination of the Grantee's employment shall be for Good Reason unless (i) termination of the Grantee's employment (or notice of the Grantee's intent to terminate employment) occurs during the twenty-four (24) month period following the Change in Control, and (ii) the Grantee gives the Company written notice within ninety (90) days of the Grantee obtaining knowledge of circumstances giving rise to Good Reason (describing in reasonable detail the circumstances and the Good Reason event that has occurred) and the Company or its Subsidiary or Affiliate (as applicable) does not remedy these circumstances within thirty (30) days of receipt of such notice. In addition, an event will not give rise to Good Reason if it is made with the Grantee's express written consent. Further, if a Grantee is a party to an employment agreement or change in control severance agreement or plan that includes a definition of "good reason", then Good Reason for purposes of Awards granted to such Grantee shall have the same meaning as set forth in such employment agreement or change in control severance agreement or plan.

"*Grantee*" means a person who has been granted an Award under the Plan that remains outstanding, even if such person is no longer an Eligible Recipient.

"*Immediate Family*" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother- in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, and will include adoptive relationships of the Grantee and family limited partnerships, trusts or similar entities which are primarily for the benefit of the Grantee and his or her Immediate Family.

"*Incentive Stock Option*" means any Stock Option that is intended to be designated as an "incentive stock option" within the meaning of Sections 421 and 422 of the Code and that is designated as an "Incentive Stock Option" in the applicable Award Agreement. Unless a Stock Option is specifically designated as an Incentive Stock Option, it will not be considered an Incentive Stock Option.

"*Non-Qualified Stock Option*" means any Stock Option that is not an Incentive Stock Option, including any Stock Option that provides (as of the time such Stock Option is granted) that it will not be treated as an Incentive Stock Option.

"*NYSE*" means the New York Stock Exchange.

"*Other Awards*" means an Award granted pursuant to Section 12.

"*Parent*" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations in the chain (other than the Company) owns shares possessing a majority of the combined voting power of all classes of shares in one of the other corporations in the chain.

"*Performance Award*" means an Award granted under Section 11.

"*Plan*" has the meaning assigned in Section 1.

"*Recoupment Policy*" means the Company's Financial Restatement Compensation Recoupment Policy, as in effect from time to time.

"*Restricted Period*" has the meaning assigned in Section 9.

"*Restricted Stock*" means shares of Stock subject to restrictions pursuant to an Award granted under Section 9.

"*Restricted Stock Units*" means restricted stock units pursuant to an Award granted under Section 10.

"*Retirement*" means, as it pertains to officers and employees, except as otherwise provided in an Award Agreement, that a Grantee experiences a separation from service (other than for Cause) at a time when the Grantee is (i) at least sixty five (65) years old or (ii) at least fifty five (55) years old and has at least ten (10) years of service with the Company or any of its Subsidiaries or Affiliates.

"*Securities Act*" means the U.S. Securities Act of 1933.

"*Stock*" means a share of Common Stock of the Company, par value $.01 per share.

"*Stock Appreciation Right*" or "*SAR*" means a stock appreciation right pursuant to an Award granted under Section 8.

"*Stock Option*" or "*Option*" means an option to purchase Stock granted pursuant to Section 7.

"*Subsidiary*" means a corporation or other entity in which the Company has a direct or indirect ownership or other equity interest.

(b) References in this Plan (i) to Sections are to sections of this Plan unless otherwise stated; (ii) to any contract (including any Award) are to the contract as amended, modified, supplemented or replaced from time to time; (iii) to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any section of any statute, rule or regulation include any successor to the section; and (iv) to any governmental authority include any successor to the governmental authority. The various headings in this Plan are for convenience of reference only and in no way define, limit or describe the scope or intent of any provisions or Sections of this Plan. Unless the context requires otherwise, words describing the singular number include the plural and vice versa, words denoting any gender include all genders and the words "include", "includes" and "including" will be deemed to be followed by the words "without limitation."

3. ADMINISTRATION

(a) Subject to the Committee's charter, the Plan will be administered by the Committee. The Committee may delegate any of its powers under the Plan to (i) a subcommittee of the Committee (which hereinafter will also be referred to as the Committee) and/or (ii) any person who is not a member of the Committee or to any administrative group within the Company, or to one or more officers or managers of the Company, or a committee of such officers and managers, the authority, subject to such terms and limitations as the Committee shall determine, to grant, cancel, modify or waive rights with respect to, alter, discontinue, suspend or terminate Awards held by the Grantee and subject to the requirements of the NYSE applicable to the Company and Delaware corporate law. In delegating its authority, the Committee will consider the extent to which any delegation may cause Awards to fail to meet the requirements of Rule 16(b)- 3(d)(1) or Rule 16(b)-3(e) under the Exchange Act. Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, grant Awards (including grants to directors) or administer the Plan, in which case the Board will have all of the authority and responsibility granted to the Committee herein. If so determined by the Committee, any Award made to any Grantee who is an "officer" within the meaning of Rule 16a-1(f) under the Exchange Act or member of the Board will be made by the full Board or a committee or subcommittee of the Board composed of at least two "non-employee" directors within the meaning of Rule 16b-3 under the Exchange Act. For the avoidance of doubt, the Committee, any delegate pursuant to this Section 3(a) and the Board shall be treated as the "Committee" for purposes of this Plan.

(b) The Committee will have the power and authority to grant Awards under the Plan to Eligible Recipients pursuant to the terms of the Plan and to exercise all other powers granted to it under the Plan, subject to the terms of the Plan. In particular, but without limitation, the Committee will have the authority:

(i) to select those Eligible Recipients who will be Grantees;

(ii) to determine whether, to what extent, and which Awards are to be granted to Grantees under the Plan;

(iii) to determine the number of shares of Stock to be covered by each Award granted under the Plan;

(iv) to determine the terms and conditions, not inconsistent with the terms of the Plan, of each Award granted under the Plan, including the waiver or modification of any such terms or conditions;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, which will govern all written instruments evidencing Awards granted under the Plan, including Award Agreements relating hereto, as well as the waiver or modification of any such terms or conditions;

(vi) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it will from time to time deem advisable;

(vii) to construe, interpret and implement the terms and provisions of the Plan and any Award issued under the Plan (and any Award Agreements relating thereto) and to otherwise supervise the administration of the Plan;

(viii) to determine the dates on which Awards may be exercised and on which the risk of forfeiture or deferral period relating to Awards will lapse or terminate, and the acceleration of any such dates;

(ix) to determine the expiration date of any Award;

(x) to determine, at any time, whether, to what extent, and under what circumstances an Award may be settled, or the option or reference price of an Award may be paid, in cash, shares of Stock, other Awards, or other property or canceled, forfeited or suspended and the method or methods by which an Award may be settled, canceled, forfeited or suspended;

(xi) to determine whether a termination of employment has occurred with respect to any Grantee for purposes of the Plan and any Awards;

(xii) to establish any "blackout" period that it deems necessary or advisable;

(xiii) to prescribe Award Agreements (such Award Agreements need not be identical for each Grantee) and amendments thereto;

(xiv) to correct any defect, supply any omission and reconcile any inconsistency in the Plan; and

(xv) to make all other determinations necessary or advisable for administering the Plan.

(c) Without limiting the foregoing, the Committee may, in its absolute discretion, without amendment to the Plan, extend the period to exercise an Award (but not beyond its original term) or waive any condition imposed under the Plan, with respect to any Award, and/

or waive or amend the operation of Plan provisions respecting exercise after termination of employment or otherwise adjust any of the terms of any Award.

(d) All decisions made in good faith by the Committee pursuant to the provisions of the Plan will be final, conclusive and binding on all persons, including the Company and the Grantees.

(e) No member of the Board or the Committee or any employee of the Company or any of its Affiliates (each such person a "Covered Person") will have any liability to any person (including, without limitation, any Grantee) for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award. Each Covered Person will be indemnified and held harmless by the Company against and from any loss, cost, liability or expense (including attorneys' fees) that may be imposed upon or incurred by such Covered Person in connection with or resulting from any action, suit or proceeding to which such Covered Person may be a party or in which such Covered Person may be involved by reason of any action taken or omitted to be taken under the Plan and against and from any and all amounts paid by such Covered Person, with the Company's approval, in settlement thereof, or paid by such Covered Person in satisfaction of any judgment in any such action, suit or proceeding against such Covered Person; provided that, the Company will have the right, at its own expense, to assume and defend any such action, suit or proceeding and, once the Company gives notice of its intent to assume the defense, the Company will have sole control over such defense with counsel of the Company's choice. The foregoing right of indemnification will not be available to a Covered Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case, not subject to further appeal, determines that the acts or omissions of such Covered Person giving rise to the indemnification claim resulted from such Covered Person's bad faith, fraud or dishonesty or willful criminal act or omission. The foregoing right of indemnification will not be exclusive of any other rights of indemnification to which Covered Persons may be entitled under the Company's Certificate of Incorporation, Memorandum of Association (or other foundational document) or By- Laws, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such persons or hold them harmless.

(f) Minimum Vesting. All stock-settled Awards granted under the Plan shall be subject to a minimum of one (1) year of vesting, except that up to 5% of the shares of Stock available for grant may be made subject to Awards that do not have such a minimum vesting requirement. The minimum vesting requirement does not apply to Acquisition Awards or to Awards granted to non-employee directors that vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting of the Company's stockholders (provided such next annual meeting is at least 50 weeks after the immediately preceding year's annual meeting). The minimum vesting requirement does not prevent the Committee from granting Awards that contain rights to accelerated vesting on death, Disability, Retirement, other termination of employment or a Change in Control, in the terms of the Award Agreement or otherwise.

4. SHARES OF STOCK AVAILABLE UNDER THE PLAN; SHARE COUNTING

(a) The Committee may make Awards under this Plan for up to a total of: (1) 38,448,403 shares of Stock (reduced by one share for every share subject to awards granted after December 31, 2024 under the 2015 Plan, provided that no awards may be granted under the 2015 Plan after the Effective Date of this Plan), plus (2) any shares of Stock subject to an outstanding award under the 2015 Plan that for any reason is cancelled, terminated, lapsed, expired, are forfeited, become unexercisable for any other reason or are settled for cash (in whole or in part) to the extent of such cancellation, termination, lapse, expiration, forfeiture, unexercisability or cash settlement, plus (3) any additional shares that become available for issuance under this Plan in accordance with Section 4(c), which may be either treasury shares, authorized but unissued shares or shares purchased by the Company in the open market or otherwise. Effective as of the Effective Date of this Plan, the portion of the share authorization under the 2015 Plan for any shares of Stock thereunder that are not issuable under an outstanding award under the 2015 Plan shall be cancelled and no longer available for grant. The number of shares of Stock that may be issued under this Plan shall be adjusted by the Committee as appropriate to account for the events provided for in Section 5. Awards payable only in cash or property other than shares of Stock will not reduce the total remaining number of shares of Stock available under the Plan, and shares of Stock relating to any other Awards that are settled in cash or property other than shares, when settled, will be added back to the number of shares of Stock available under the Plan. To the extent that (i) an Award under this Plan will expire, lapse, terminate or be cancelled for any reason without the issuance of shares of Stock, or (ii) Restricted Stock under this Plan will revert back to the Company prior to the lapse of the applicable restrictions, then the Committee may also grant Awards with respect to such shares of Stock or Restricted Stock.

(b) Each share of Stock underlying an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Award or Other Award will count as one share of Stock.

(c) Any shares of Stock with respect to which the Company becomes obligated to make Awards through the assumption of, or in substitution for, outstanding awards previously granted by an acquired entity (“Acquisition Awards”), will not count against the shares of Stock available to be delivered pursuant to Awards under this Plan.

(d) The total number of shares of Stock as to which Awards of Incentive Stock Options may be granted under this Plan may not, subject to adjustment as provided in Section 5, exceed Thirty Million (30,000,000) shares in the aggregate.

(e) From and after the Effective Date, the following shall not reduce the number of authorized shares of Stock available for issuance under this Plan:

  (i) Stock reserved for issuance upon exercise or settlement, as applicable, of Awards granted under the Plan to the extent the Awards expire or are canceled or surrendered;

  (ii) Restricted Stock granted under the Plan, to the extent such Restricted Stock is forfeited or is otherwise surrendered to the Company before the restricted period expires; and

  (iii) Awards, to the extent the payment is actually made in cash.

(f) From and after the Effective Date, the following shares of Stock shall not become available for issuance under the Plan:

  (i) Stock withheld or tendered by Participants as full or partial payment to the Company upon exercise of a Stock Option granted under this Plan;

  (ii) Stock reserved for issuance upon grant of stock-settled SARs, to the extent the number of reserved shares exceeds the number of shares actually issued upon exercise of the SARs;

  (iii) Shares that are repurchased by the Company with Stock Option proceeds; and

  (iv) Stock withheld by, or otherwise remitted to, the Company to satisfy a Participant’s tax withholding obligations upon the exercise of Stock Options or SARs granted under the Plan or upon any other payment or issuance of shares under the Plan.

(g) In order to retain and compensate non-employee directors for their services, and to strengthen the alignment of their interests with those of the stockholders of the Company, the Plan permits the grant of cash-based and stock-based awards to non-employee directors. The aggregate value of Awards that may be granted to any one non-employee director during any calendar year, solely with respect to his or her service as a non-employee director, may not exceed $750,000, based on the aggregate Fair Market Value of stock-based Awards, together with any cash compensation provided to such non-employee director, determined as of the date of grant.

5. EQUITABLE ADJUSTMENTS

In the event of any change in the number of issued shares of Stock (or issuance of shares other than shares of Stock) by reason of any forward or reverse stock split, subdivision or consolidation, or share dividend or bonus issue, recapitalization, reclassification, merger, amalgamation, consolidation, split-up, spin-off, reorganization, combination, exchange of shares of Stock, the issuance of warrants or other rights to purchase shares of Stock or other securities, or any other change in corporate structure or in the event of any extraordinary distribution (whether in the form of cash, shares of Stock, other securities or other property) (each, an “Adjustment Event”), then the Committee shall equitably adjust the number or kind of shares that may be issued under the Plan, and any or all of the terms of an outstanding Award (including the number of shares of Stock covered by such outstanding Award, the type of property to which the Award is subject and the exercise or reference price of such Award and the conditions of any Performance Award), and such adjustments will be final, conclusive and binding for all purposes of the Plan. In determining adjustments to be made under this Section 5, the Committee may take into account such factors as it determines to be appropriate, including (i) the provisions of applicable law, (ii) the potential tax or accounting consequences of an adjustment (including, as applicable, under Section 409A of the Code) and (iii) the preservation of the benefits or potential benefits intended to be made pursuant to Awards and, in light of such factors or others, may make adjustments that are not uniform or proportionate among outstanding Awards; provided that no such adjustment shall be made if or to the extent that it would cause any outstanding Award to fail to comply with Section 409A of the Code. In connection with any adjustment pursuant to this Section 5, the Committee may provide, in its sole discretion, for the cancellation of any outstanding Awards in exchange for payment in cash or other property equal to the Fair Market Value of the shares of Stock covered by such Awards, reduced by the option or reference price, if any. After any adjustment made pursuant to this Section 5, the number of shares subject to each outstanding Award will be rounded down to the nearest whole number.

6. ELIGIBILITY

Eligible Recipients will be eligible to be granted any Award or any combination of Awards under the Plan at the same or different times, except that Incentive Stock Options will only be granted to Eligible Recipients who are employees of the Company or one of its Subsidiaries or Affiliates.

7. STOCK OPTIONS

Stock Options may be granted alone or in addition to other Awards granted under the Plan. Any Stock Option granted under the Plan will be in such form as the Committee may from time to time approve, and the provisions of Stock Option awards need not be the same with respect to each Grantee. If requested by the Committee, Grantees who are granted Stock Options will enter into an Award Agreement with the Company, in such form as the Committee will determine. The Stock Options granted under the Plan may be of two types: (i) Incentive Stock Options and (ii) Non-Qualified Stock Options. To the extent that any Stock Option that is intended to be an Incentive Stock Option does not qualify as an Incentive Stock Option, it will constitute a Non-Qualified Stock Option. Stock Options granted under the Plan will be subject to the following terms and conditions and to the relevant Award Agreement:

(a) *Option Price*. The option price per share of Stock purchasable under a Stock Option will be determined by the Committee in its sole discretion at the time of grant but, except as otherwise permitted by Section 5 or in the case of an Acquisition Award, will not be less than 100% of the Fair Market Value of a share of Stock on such date (or in the case of Incentive Stock Options, 110% of the Fair Market Value per share on such date if, on such date, the Eligible Recipient owns, or is deemed to own under the Code, shares possessing more than ten percent (10%) of the total combined voting power of all classes of Company Voting Securities (a "Ten Percent Owner")).

(b) *Option Term*. The term of each Stock Option will be fixed by the Committee, but no Stock Option will be exercisable more than ten (10) years (or in the case of Incentive Stock Options granted to a Ten Percent Owner (as determined on the date of grant), five (5) years) after the date such Stock Option is granted.

(c) *Other Terms and Conditions*. The form, terms and conditions of each Stock Option will be determined by the Committee and will be set forth in the Award Agreement. Such additional terms and conditions may include provisions relating to the vesting and exercisability of such Stock Options as well as the conditions or circumstances upon which such Stock Options may be accelerated, extended, forfeited or otherwise modified. The Committee will specify in the applicable Award Agreement the circumstances in which Stock Options will vest, remain exercisable or be forfeited in the event of a Grantee's termination of employment; provided that with respect to Incentive Stock Options, a Grantee will not be deemed to have terminated employment if the Grantee is on a bona fide leave of absence for not longer than three months or has a right to re-employment that is guaranteed by statute or contract.

(d) *Method of Exercise*. Subject to any vesting conditions established under Section 7(c), Stock Options may be exercised in whole or in part at any time during the option term, by giving written notice of exercise to the Company specifying the number of shares of Stock to be purchased, accompanied by payment in full of the option price in cash (by certified check or as otherwise permitted by the Committee). As determined by the Committee, in its sole discretion, payment in whole or in part may also be made (i) in the form of unrestricted shares of Stock already owned by the Grantee that have a Fair Market Value on the date of tender equal to the aggregate option price of the shares of Stock as to which such Stock Option will be exercised (in the case of an Incentive Stock Option, the right to make payment in shares of Stock must be authorized only at the time of grant); (ii) any other form of consideration approved by the Committee and permitted by applicable law; or (iii) any combination of the foregoing.

(e) *Annual Limit on Incentive Stock Options; Time Limit to Exercise*. In addition to the limitation applicable to Incentive Stock Options in Section 4(d), to the extent that the aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of shares of Stock with respect to which Incentive Stock Options granted to a Grantee under this Plan and all other option plans of the Company or of any Parent or Subsidiary become exercisable for the first time by the Grantee during any calendar year exceeds $100,000 (or, if different, the maximum limitation in effect at the time of grant under Section 422 of the Code, or any successor provision), the portion of such Incentive Stock Options in excess of $100,000 (or, if different, such maximum limitation) will be treated as Non-Qualified Stock Options. The portion of any Incentive Stock Option not exercised within 90 days after termination of employment will be treated as a Non-Qualified Stock Option.

(f) *Settlement of an Option*. In connection with the exercise of a Stock Option pursuant to paragraph (d), the Committee, in its sole discretion, may elect, in lieu of issuing shares of Stock pursuant to the terms of the Stock Option, to settle the Stock Option by paying the Grantee an amount equal to the product obtained by multiplying (i) the excess of the Fair Market Value of one share of Stock on the date the Stock Option is exercised over the option price of the Stock Option (the "Option Spread") by (ii) the number of shares of Stock with respect to which the Stock Option is exercised. The amount payable to the Grantee in these circumstances will be paid by the Company either in cash or a combination of cash and Stock, as the Committee will determine at the time the Stock Option is exercised and/or at the time the Stock Option is granted.

(g) *No Option Repricing*. Except as otherwise permitted by Section 5, the Committee shall not, without the approval of the Company's stockholders, seek to cancel and replace any previously granted "underwater" Stock Option having a lower option price by: (i) amending or modifying the terms of the Stock Option to lower the option price; (ii) cancelling the underwater Stock Option and granting either (A) replacement Stock Options having a lower option price or (B) Restricted Shares, Restricted Stock Units, Performance Awards or Other Awards in exchange; or (iii) cancelling or repurchasing the underwater Stock Options for cash or other securities. A Stock Option will be deemed to be "underwater" at any time when the Fair Market Value of the shares covered by such Stock Option is less than the option price of the Stock Option.

(h) *Automatic Exercise of Options*. To the extent a Stock Option is not previously exercised as to all of the shares subject thereto, and, if the Fair Market Value per share is greater than the option price then in effect, then the Stock Option shall be deemed automatically exercised immediately before its expiration.

8. STOCK APPRECIATION RIGHTS

Stock Appreciation Rights may be granted alone or in addition to other Awards granted under the Plan. Any SAR granted under the Plan will be in such form as the Committee may from time to time approve, and the provisions of SAR Awards need not be the same with respect to each Grantee. If requested by the Committee, Grantees who are granted SARs will enter into an Award Agreement with the Company, in such form as the Committee will determine. Stock Appreciation Rights granted under the Plan will be subject to the following terms and conditions and to the relevant Award Agreement:

(a) *Reference Price*. The reference price per share of Stock underlying each SAR will be determined by the Committee in its sole discretion at the time of grant but, except as otherwise permitted by Section 5 or in the case of an Acquisition Award, will not be less than 100% of the Fair Market Value of a share of Stock on such date.

(b) *SAR Term*. The term of each SAR will be fixed by the Committee, but no SAR will be exercisable more than ten (10) years after the date such SAR is granted.

(c) *Terms and Conditions*. The form, terms and conditions of each SAR will be determined by the Committee and will be set forth in an Award Agreement. Such additional terms and conditions may include, without limitation, provisions relating to the vesting and exercisability of such Stock Appreciation Rights as well as the conditions or circumstances upon which such Stock Appreciation Rights may be accelerated, extended, forfeited or otherwise modified. Settlement of each Stock Appreciation Right will be in cash, shares of Stock, other Awards or other property, or any combination of the foregoing, in the sole discretion of the Committee. The Committee will specify in the applicable Award Agreement the circumstances in which Stock Appreciation Rights will vest, remain exercisable or be forfeited in the event of a Grantee's termination of employment.

(d) *Method of Exercise and Payment*. In connection with the exercise of a SAR, the Grantee will be entitled to receive up to, but not more than, an amount in cash or that number of shares of Stock (or any combination of cash and shares of Stock, as determined by the Committee) equal in value to the excess of the Fair Market Value of one share of Stock as of the date of exercise over the reference price per share of Stock specified in the SAR Award Agreement, with the Committee having the right to determine the form of payment. No SAR may be exercised for a fraction of a share of Stock. Payment with respect to the exercise of a SAR shall be made on the date of exercise.

(e) *No SAR Repricing*. Except as otherwise permitted by Section 5, the Committee shall not, without the approval of the Company's stockholders, seek to cancel and replace any previously granted "underwater" SAR having a lower reference price by: (i) amending or modifying the terms of the SAR to lower the reference price; (ii) cancelling the underwater SAR and granting either (A) replacement SARs having a lower reference price or (B) Restricted Shares, Restricted Stock Units, Performance Awards or Other Awards in exchange; or (iii) cancelling or repurchasing the underwater SARs for cash or other securities. An SAR will be deemed to be "underwater" at any time when the Fair Market Value of the shares covered by such SAR is less than the reference price of the SAR.

(f) *Automatic Exercise of SARs*. To the extent a SAR is not previously exercised as to all of the shares subject thereto, and, if the Fair Market Value per share is greater than the reference price then in effect, then the SAR shall be deemed automatically exercised immediately before its expiration.

9. RESTRICTED STOCK

Restricted Stock may be granted alone or in addition to other Awards granted under the Plan. Any Award of Restricted Stock granted under the Plan will be in such form as the Committee may from time to time approve, and the provisions of Restricted Stock Awards need not be the same with respect to each Grantee. If requested by the Committee, Grantees who are granted Restricted Stock will enter into an Award Agreement with the Company, in such form as the Committee will determine. Restricted Stock granted under the Plan will be subject to the following terms and conditions and to the relevant Award Agreement:

(a) *Purchase Price*. The price per share of Restricted Stock, if any, that a Grantee must pay for Restricted Stock purchasable under an Award will be determined by the Committee in its sole discretion at the time of grant.

(b) *Terms and Conditions*. The form, terms and conditions applicable to each share of Restricted Stock will be determined by the Committee and will be set forth in an Award Agreement. Such terms and conditions may include the restrictions upon such Restricted Stock, the dates as of which restrictions upon such Restricted Stock will lapse (any period prior to such lapse with respect to a share of Restricted Stock, the "Restricted Period"), and the conditions or circumstances upon which such Restricted Stock will be forfeited or the otherwise modified with respect to the applicable terms. The Committee will specify in the applicable Award Agreement the circumstances in which Restricted Stock will vest or be forfeited in the event of a Grantee's termination of employment.

(c) *Awards and Certificates*. In the event that a stock certificate is issued in respect of Restricted Stock, such certificate will be registered in the name of the Grantee and will bear an appropriate legend referring to the terms, conditions, and restrictions applicable to any such Award; provided that, unless the Committee will determine otherwise, the stock certificates evidencing Restricted Stock granted under the Plan will be held in the custody of the Company until the restrictions thereon will have lapsed, and, as a condition of any Restricted Stock Award, the Grantee will be required to deliver a stock power or stock transfer form, endorsed in blank, relating to the Restricted Stock covered by such Award.

(d) *Forfeiture of Restricted Stock*. In the event that any Restricted Stock should be forfeited by the Grantee, any stock certificate or certificates representing such Restricted Stock will be cancelled and the shares of Restricted Stock will either be cancelled or returned to the Company and belong thereafter to the Company. Upon the reversion of such shares of Restricted Stock to the Company, the Company will repay to the Grantee or (in the case of death) to the representative of the Grantee's estate, the full cash amount paid, if any, to the Company by the employee for such Restricted Stock pursuant to Section 9(a).

(e) *Right to Vote and Receive Dividends on Restricted Stock*. Each Grantee will, during the Restricted Period, be the beneficial and record owner of such shares of Restricted Stock and will have full voting rights with respect thereto. Unless the Committee determines otherwise in an Award Agreement, during the Restricted Period, all ordinary cash dividends (as determined by the Committee in its sole discretion) paid upon any share of Restricted Stock will be retained by the Company for the account of the relevant Grantee. Such dividends will revert back to the Company if for any reason the Restricted Stock upon which such dividends were paid reverts back to the Company. Upon the expiration of the Restricted Period, such dividends paid on such Restricted Stock and retained by the Company will be paid to the relevant Grantee, or if such Restricted Stock is forfeited, the Grantee shall have no right to such dividends. Unless the applicable Award Agreement provides otherwise, additional shares of Stock or other property distributed to the Grantee in respect of Restricted Stock, as dividends or otherwise, will be subject to the same restrictions applicable to such Restricted Stock.

10. RESTRICTED STOCK UNITS

Restricted Stock Units may be granted alone or in addition to other Awards granted under the Plan. Any Restricted Stock Units granted under the Plan will be in such form as the Committee may from time to time approve, and the provisions of Restricted Stock Unit Awards need not be the same with respect to each Grantee. If requested by the Committee, Grantees who are granted Restricted Stock Units will enter into an Award Agreement with the Company, in such form as the Committee will determine. Restricted Stock Units granted under the Plan will be subject to the following terms and conditions and to the relevant Award Agreement:

(a) *Terms and Conditions*. The form, terms and conditions of each Restricted Stock Unit will be determined by the Committee and will be set forth in an Award Agreement. Such terms and conditions may include the conditions or circumstances upon which such Restricted Stock Unit will vest, be forfeited or otherwise modified, and the date or dates upon which any shares of Stock, cash or other property will be delivered to the Grantee in respect of the Restricted Stock Units. The Committee will specify in the applicable Award Agreement the circumstances in which Restricted Stock Units will be paid or forfeited in the event of a Grantee's termination of employment.

(b) *Settlement of Restricted Stock Units*. The Committee, in its sole discretion, may instruct the Company to pay on the date when shares of Stock would otherwise be issued pursuant to a Restricted Stock Unit, in lieu of such shares of Stock, a cash amount equal to the number of such shares multiplied by the Fair Market Value of a share of Stock on the date when shares would otherwise have been issued. If a Grantee is entitled to receive other shares, securities or other property as a result of an adjustment, pursuant to Section 5, the Committee, in its sole discretion, may instruct the Company to pay, in lieu of such other shares, securities or other property, cash equal to the Fair Market Value thereof as determined in good faith by the Committee. Until the delivery of such shares of Stock, cash, securities or other property, the rights of a Grantee with respect to a Restricted Stock Unit will be only those of a general unsecured creditor of the Company.

(c) *Right to Receive Dividend Equivalents on Restricted Stock Units*. If provided for in the applicable Award Agreement, during the period prior to payment of the Restricted Stock Unit, all ordinary cash dividends (as determined by the Committee in its sole discretion) that would have been paid upon any share of Stock underlying a Restricted Stock Unit had such shares of Stock been issued will be paid only at the time and to the extent such Restricted Stock Unit is vested and settled.

11. PERFORMANCE AWARDS

Performance Awards may be granted alone or in addition to other Awards granted under the Plan. Any Performance Award granted under the Plan will be in such form as the Committee may from time to time approve, and the provisions of Performance Awards need not be the same with respect to each Grantee. If requested by the Committee, Grantees who are granted Performance Awards will enter into an Award Agreement with the Company, in such form as the Committee will determine. Performance Awards granted under the Plan will be subject to the following terms and conditions and to the relevant Award Agreement:

(a) *General*. Performance Awards may be denominated as a cash amount, a number of shares of Restricted Stock, a number of Restricted Stock Units, Other Awards or a combination thereof and are awards which may be earned upon achievement or satisfaction of performance conditions specified by the Committee. In addition, the Committee may specify that any other Award will constitute a Performance Award by conditioning the right of a Grantee to exercise the Award or have it settled, and the timing thereof, upon achievement or satisfaction of such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions. In the event that a stock certificate is issued in respect of Performance Awards, such certificates will be registered in the name of the Grantee but will be held by the Company until the time such Performance Awards are earned. The performance conditions and the performance period applicable to each Performance Award will be determined by the Committee and set forth in an Award Agreement.

(b) *Adjustment*. The Committee may disregard or offset the effect of any special charges or gains or cumulative effect of a change in accounting in determining the attainment of performance criteria. In addition, the Committee is authorized to make adjustments in the terms and conditions of Performance Awards, including to any applicable performance criteria, in recognition of unusual or nonrecurring events (including Adjustment Events, as well as acquisitions and dispositions of businesses and assets) affecting the Company, any Subsidiary or Affiliate, or any business unit of the Company, or the financial statements of the Company, any Subsidiary or Affiliate, or any business unit, or in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations or business conditions or in view of the Committee's assessment of the business strategy of the Company, any Subsidiary or Affiliate or business unit thereof, performance of comparable organizations, economic and business conditions, personal performance of a Grantee, and any other circumstances deemed relevant.

(c) *Settlement of Performance Awards; Other Terms*. Settlement of Performance Awards will be in cash, shares of Stock, other Awards or other property, or any combination of the foregoing, in the sole discretion of the Committee. The Committee will specify in the applicable Award Agreement the circumstances in which Performance Awards will be paid or forfeited in the event of a Grantee's termination of employment.

12. OTHER AWARDS

The Committee may grant other types of equity-based or equity-related Awards (including unrestricted shares of Stock) or Cash Awards in such amounts and subject to such terms and conditions as the Committee will determine and may include, without limitation, Awards that upon grant are fully vested and non-forfeitable. Such Other Awards may entail the issue or transfer of actual shares of Stock or otherwise of amounts based on the value of shares of Stock. The terms and conditions applicable to Other Awards will be as determined by the Committee and set forth in an Award Agreement.

13. CHANGE IN CONTROL

(a) Except as otherwise provided in an applicable Award Agreement, in the event of a Change in Control, unless otherwise specifically prohibited under law or by the rules and regulations of a national security exchange applicable to the Company, if the employment of the Grantee is terminated by the Company without Cause or by the Grantee for Good Reason within the twenty-four (24) month period following such Change in Control:

(i) any and all Stock Options and Stock Appreciation Rights granted under the Plan will become both vested and immediately exercisable as of the date of such termination of employment;

(ii) any Restricted Period and other restrictions imposed on Restricted Stock or Restricted Stock Units will lapse, and Restricted Stock Units will become both vested and immediately payable as of the date of such termination of employment; and

(iii) any Other Awards will become both vested and immediately payable as of the date of such termination of employment.

(b) In the event of a Change in Control, the payout opportunities attainable under all outstanding Performance Awards will be deemed to have been earned based on the greater of targeted performance and actual performance being attained as of the effective date of the Change in Control and such Performance Awards will remain subject to time-based vesting for the remainder of the applicable performance period, subject to accelerated vesting in accordance with Section 13(a).

(c) In the event of a Change in Control, the Committee may determine that all outstanding Awards will be cancelled upon a Change in Control, and the value of such Awards, as determined by the Committee in accordance with the terms of the Plan and the Award Agreement, will be paid out in cash, shares of Stock or other property within a reasonable time subsequent to the Change in Control; provided, that (i) no such payment will be made on account of an Incentive Stock Option using a value higher than the Fair Market Value of a share of Stock on the date of settlement and (ii) prior to the occurrence of a Change in Control, the Committee may determine to cancel without any payment or other consideration any Stock Options and SARs having, as applicable, an exercise price or reference price per share at the time of the Change in Control that is equal to or greater than the value of the consideration received by stockholders of the Company in respect of a share of Stock in connection with the Change in Control.

14. AMENDMENT AND TERMINATION

The Committee or the Board may at any time and from time to time, alter, amend, modify, suspend, or terminate the Plan in whole or in part; provided that, except as provided at Section 5 hereof, no amendment by the Committee or the Board will (a) increase the total number of shares of Stock which may be issued subject to the Plan, (b) amend Sections 7(g) or 8(e) to allow for repricing of Stock Options or SARs, respectively, or (c) make any other change for which stockholder approval is required under any applicable law, regulation or exchange requirement, in each case, unless such change is approved by the stockholders of the Company in accordance with applicable law, regulation, or exchange requirement. Except as provided in Section 16(h), no action taken pursuant to this Section 14 of the Plan will, without the consent of the Grantee, be effective with respect to any Award which has been previously granted to a Grantee if it materially impairs such Award, except that the Committee and the Board have full discretion to amend the Plan (i) to the extent necessary to preserve equity accounting treatment with respect to any Award and any outstanding Award Agreement will be deemed to be so amended without obtaining the consent of any Grantee and (ii) to the extent necessary to comply with applicable law, tax rules, listing standards or accounting standards, and in each case, for purposes of the Plan, any action of the Board or the Committee that alters or affects the tax treatment of any Award will not be considered to materially impair the rights of any Grantee.

15. UNFUNDED STATUS OF PLAN

The Plan is intended to constitute an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Grantee by the Company, nothing contained herein will give any such Grantee any rights that are greater than those of a general unsecured creditor of the Company.

16. GENERAL PROVISIONS

(a) *Compliance with Applicable Law*. Stock will not be issued (and no payment in any other form will be made) pursuant to the exercise or settlement of any Award granted under the Plan unless the exercise or settlement of such Award and the issuance and delivery of such Stock or other payment pursuant thereto will comply with all relevant provisions of applicable law, including, without limitation, the Securities Act, the Exchange Act, and the requirements of any stock exchange upon which the Stock may then be listed (collectively, "Applicable Law"), and will be further subject to the approval of counsel for the Company with respect to such compliance. The Committee may require any Grantee to make such representations, furnish such information and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery of Stock or payment of other benefits in compliance with applicable laws, rules, and regulations, listing requirements, or other obligations. This Plan and each Award and Award Agreement are subject to and shall be, to the fullest extent possible, interpreted to be consistent with Applicable Law. In the event of any conflict, the provisions of Applicable Law control over the terms of this Plan and any Award or Award Agreement. Notwithstanding anything in this Plan or any Award Agreement to the contrary, in no event shall any Award, payment or benefit under this Plan or any Award Agreement vest or be settled, paid or accrued, if any such vesting, settlement, payment or accrual would be in violation of Applicable Law. In the event of any such violation, the Company and any Award recipient will cooperate in good faith to endeavor to meet the requirements of Applicable Law in a manner which preserves to the greatest extent possible the intent and purposes of this Plan and the applicable Award, payment or benefit.

(b) *Certificate Legends*. The certificates for shares of Stock may include any legend which the Committee deems appropriate to reflect any restrictions on transfer. All certificates for Stock issued or delivered under the Plan will be subject to such stock-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Stock is are then listed, and any applicable foreign, federal or state securities law, and the Committee may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions.

(c) *No Right to Employment*. The adoption of the Plan will not confer upon any Eligible Recipient any right to continued employment or service with the Company or any Parent or Subsidiary, as the case may be, nor will it interfere in any way with the right of the Company or any Parent or Subsidiary to terminate the employment or service of any of its Eligible Recipients at any time.

(d) *No Rights as a Stockholder*. Except as otherwise provided in an Award Agreement, no Grantee (or other person having rights pursuant to such Award) will have any of the rights of a stockholder of the Company with respect to Stock subject to such Award until such Stock is issued to such person, and, if requested by the Company, until such person has given the representation described in Section 16(a). Except as otherwise provided in an Award Agreement or pursuant to Section 5, no adjustment will be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities or other property) for which the record date is prior to the date such stock certificate is issued.

(e) *Non-Transferability*. Except as otherwise provided by the Committee or in a Grantee's Award Agreement, Awards may not be sold, pledged, assigned, encumbered, hypothecated, transferred, or disposed of in any manner other than by will, by the laws of descent or distribution, by a domestic relations order incident to a divorce, and as applicable, may be exercised, during the lifetime of the Grantee, only by the Grantee or the Grantee's legal representative. Any attempt to dispose of any Awards in contravention of any such restrictions will be null and void and without effect. Notwithstanding the foregoing, the Committee in its discretion may permit a Grantee to transfer an Award by instrument to an inter vivos or testamentary trust in which the Awards are to be passed to beneficiaries upon the death of the Grantee, or by gift to Immediate Family. Notwithstanding anything herein or in an Award Agreement to the contrary, any permitted transfer of an Award shall be for no consideration.

(f) *Payment of Taxes/Right of Offset*. As a condition to the receipt of any shares of Stock pursuant to any Award or the lifting of restrictions on any Award, or in connection with any other event that gives rise to a withholding obligation on the part of the Company relating to an Award (including, without limitation, for FICA taxes and any other federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such Award), the Company will require that the Grantee remit to the Company, or make arrangements satisfactory to the Committee regarding payment of, an amount sufficient in the opinion of the Committee to satisfy such withholding obligation. If the event giving rise to the withholding obligation involves the issue or transfer of shares of Stock, then, unless the applicable Award Agreement provides otherwise, the Committee may permit a Grantee to satisfy the withholding obligation by electing to have the Company withhold shares of Stock or by tendering previously owned shares of Stock, in each case having a Fair Market Value not to exceed the maximum statutory tax rate in the applicable jurisdiction (or by any other mechanism as may be required or appropriate to conform with local tax and other rules). For this purpose, Fair Market Value will be determined as of the date on which the amount of tax to be withheld is determined (and the Company may cause any fractional share amount to be settled in cash). The obligations of the Company under the Plan will be conditional on the making of such payments or arrangements, and the Company will, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Grantee.

(g) *Tax Notifications*. Each Grantee will promptly notify the Company of any election the Grantee makes under Section 83(b) of the Code or any disposition of shares of Stock delivered pursuant to the exercise of an Incentive Stock Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions).

(h) *Section 409A*. The Plan is intended to comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance therewith. Any payments described in the Plan that are due within the "short-term deferral period" as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable laws require otherwise. Notwithstanding anything to the contrary in this Plan or an Award Agreement, if a Grantee is a "specified employee" as determined pursuant to Section 409A of the Code as of the date of his or her "separation from service" (within the meaning of Final Treasury Regulation 1.409A-1(h)) and if any Award or payment or settlement of an Award provided hereunder both (i) constitutes a "deferral of compensation" within the meaning of Section 409A of the Code and (ii) cannot be paid or provided in the manner otherwise provided without subjecting the Grantee to "additional tax", interest or penalties under Section 409A of the Code, then any such payment or settlement that is payable or that would be settled during the first six months following Grantee's "separation from service" shall be paid or provided to Grantee no later than the last business day of the seventh calendar month following the month in which his or her "separation from service" occurs or, if earlier, at Grantee's death. In addition, any payment or benefit due upon a termination of Grantee's employment that represents a "deferral of compensation" within the meaning of Section 409A of the Code shall only be paid or provided to Grantee upon a "separation from service" (within the meaning of Final Treasury Regulation 1.409A-1(h)). For the purposes of this Agreement, each Award made pursuant hereto shall be deemed to be a separate payment. This provision does not prohibit the vesting of any Award or the vesting of any right to eventual payment or distribution of any amount or benefit under the Plan or any Award Agreement. In the event a Grantee is subject to income inclusion, additional interest or taxes, or any other adverse consequences under Section 409A of the Code, neither the Company, any Subsidiary, any Affiliate, the Board, the Committee, nor its or their employees, designees, agents or contractors shall be liable to any Grantee or other persons in connection with any adverse consequences under Section 409A of the Code. Notwithstanding the foregoing, neither the Company nor the Committee shall have any obligation to take any action to prevent the assessment of any additional tax or penalty on any Grantee under Section 409A of the Code and neither the Company nor the Committee will have any liability to any Grantee for such tax or penalty.

(i) *Termination of Employment*. The Committee in its discretion shall specify in the applicable Award Agreement the provisions governing the terms of an Award in the event of a Grantee's termination of employment. Subject to applicable laws, rules and regulations, in connection with a Grantee's termination of employment, as well as Section 3(f), the Committee shall have the discretion to accelerate the vesting, exercisability or settlement of, eliminate the restrictions and conditions applicable to or extend the post-termination exercise period of an outstanding Award. The Committee's decisions need not be uniform among all Award Agreements and Grantees and may reflect distinctions based on the reasons for termination of employment.

Whether military, government or other service or other leave of absence shall constitute a termination of employment shall be determined in each case by the Committee at its discretion, and any determination by the Committee shall be final and conclusive; provided that a Grantee's employment shall be deemed to be terminated upon the first date following the passage of six months of leave unless the Grantee' has a statutory or contractual right to reemployment. A termination of employment shall not occur in a circumstance in which a Grantee' transfers from the Company to one of its Parents or Subsidiaries or Affiliates, transfers from a Parent or Subsidiary or Affiliate to the Company, transfers from one Parent or Subsidiary or Affiliate to another Parent or Subsidiary or Affiliate or, in the discretion of the Committee as specified at or prior to such occurrence, in the case of a spin-off, sale or disposition of the Grantee's employer from or by the Company or its Subsidiary or Affiliate. The Committee may in its sole discretion take any further action that it deems to be equitable under the circumstances or in the best interests of the Company, including, without limitation, waiving or modifying any limitation or requirement with respect to any Award under this Plan. A Grantee shall not be considered retired if and so long as he or she continues to serve as a director of the Company or a Subsidiary of the Company.

Without limiting in any way the generality of the Committee's power to specify any terms and conditions of an Award consistent with applicable law, the Committee may specify in an Award Agreement that the Grantee's rights, payments, and benefits with respect to an Award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, without limitation, the Grantee's failure to accept the terms of the Award Agreement, termination of employment under certain or all circumstances, violation of material Company policies, breach of noncompetition, confidentiality, nonsolicitation, noninterference, corporate property protection, or any supplementary policy or agreement that may apply to the Grantee, or other conduct by the Grantee that is detrimental to the business or reputation of the Company and its Affiliates.

(j) *Deferral of Awards*. The Committee will be authorized to establish procedures pursuant to which the payment of any Award may be deferred at the election of a Grantee.

(k) *Dividend Equivalent Rights*. Subject to the provisions of the Plan and any Award Agreement, the recipient of an Award (including, without limitation, any deferred Award), other than Awards of Stock Options and SARs, may, if so determined by the Committee, be entitled to receive, currently or on a deferred basis, cash dividends, or cash payments in amounts equivalent to other dividends or distributions on shares of Stock, with respect to the number of shares of Stock covered by the Award, as determined by the Committee, in its sole discretion; provided, however, that notwithstanding anything herein or in an Award Agreement to the contrary dividends or dividend equivalents with respect to Awards shall not be paid unless the related Award has been earned and shall be forfeited if the related Award is forfeited. The Committee may provide that such amounts (if any) will be deemed to have been reinvested in additional shares of Stock or otherwise reinvested.

(l) *Nature of Payments; Other Payments or Awards*. Any and all grants of Awards and issuances of Stock under the Plan will constitute a special incentive payment to the Grantee and will not be taken into account in computing the amount of salary or compensation of the Grantee for the purpose of determining any benefits under any pension, retirement, profit-sharing, bonus, life insurance or other benefit plan or under any Agreement with the Grantee, unless such plan or Agreement specifically provides otherwise. Nothing contained in the Plan will be deemed in any way to limit or restrict the Company or its Subsidiary or Affiliate from making any Award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

(m) *Binding on Successors*. The terms of this Plan will be binding upon and inure to the benefit of the Company and its successors and assigns.

(n) *Non-Uniform Treatment*. The Committee's determinations under the Plan need not be uniform and may be made by it selectively among persons who receive, or are eligible to receive, Awards (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Committee will be entitled, among other things, to make non-uniform and selective determinations, amendments and adjustments, and to enter into non-uniform and selective Award Agreements, as to the persons to receive Awards under the Plan, and the terms and provisions of Awards under the Plan.

(o) *Severability*. If any of the provisions of this Plan or any Award Agreement is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such provision will be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions will not be affected thereby; provided that, if any of such provisions is finally held to be invalid, illegal, or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such provision will be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable under the Plan.

(p) *Waiver of Claims; Clawback*. Before being selected by the Committee to receive an Award, no Eligible Recipient has any right to any benefits under the Plan. Accordingly, in consideration of the Grantee's receipt of any Award hereunder, he or she expressly waives any right to contest the amount of any Award, the terms of any Award Agreement, any determination, action or omission hereunder or under any Award Agreement by the Committee, the Company or the Board, or any amendment to the Plan or any Award Agreement (other than an amendment to the Plan or an Award Agreement to which his or her consent is expressly required by the express terms of the Plan or an Award Agreement). Awards under the Plan shall be subject to the clawback, recapture or recoupment policy that the Company may adopt from time to time to the extent provided in such policy and, in accordance with such policy, as in effect from time to time, may be subject to the requirement that the Awards be forfeited, reduced, or repaid to the Company after they have been distributed or paid to the Grantee, upon such terms and conditions as may be required by the Committee or under Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual. By accepting an Award pursuant to this Plan, the Grantee shall be deemed to have agreed to abide by the Recoupment Policy and the Clawback Policy, in each case, to the extent applicable to the Grantee, in respect of all compensation received from the Company or any of its Affiliates, whether pursuant to this Plan or otherwise and whether subject to time- and/or performance-based vesting provisions, to the extent set forth in the Recoupment Policy or the Clawback Policy, as applicable, and the Grantee shall be deemed to have further agreed that, in the event that any such compensation previously paid to the Grantee is subject to recovery pursuant to the Recoupment Policy or the Clawback Policy, the Company shall be permitted to recover such compensation through any means determined by the Company in its sole discretion, including through withholding by the Company or any of its Subsidiaries or Affiliates of the Grantee's salary, wages or any other cash or equity-based compensation payable to the Grantee by the Company or any of its Subsidiaries or Affiliates.

(q) *Right of Offset*. Except with respect to Awards that are intended to be "deferred compensation" subject to Section 409A of the Code, the Company will have the right to offset against its obligation to deliver shares of Stock (or cash, other securities or other property) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Company or its Subsidiary or Affiliate pursuant to tax equalization, housing, automobile or other employee programs) that the Grantee then owes to the Company or its Subsidiary or Affiliate as determined by the Committee.

(r) *No Third Party Beneficiaries*. Except as expressly provided therein, neither the Plan nor any Award Agreement will confer on any person other than the Company and the Grantee of any Award any rights or remedies thereunder. The exculpation and indemnification provisions of Section 3(e) will inure to the benefit of a Covered Person's estate and beneficiaries and legatees.

(s) *No Fractional Shares*. No fractional shares of Stock shall be issued or delivered pursuant to the Plan. The Committee shall determine whether cash, additional Awards or other securities or property shall be issued or paid in lieu of fractional shares of Common Stock or whether any fractional shares should be rounded, forfeited or otherwise eliminated.

17. EFFECTIVE DATE OF PLAN

The Plan will become effective on the date it is initially approved by the Company's stockholders (the "Effective Date").

18. TERM OF PLAN

No Award will be granted pursuant to the Plan on or after the tenth anniversary of the Effective Date (or, in the case of Incentive Stock Options, the tenth anniversary of the earlier of the Effective Date and Board approval of the Plan) or any earlier termination of the Plan as provided in Section 14, but Awards granted before the earlier of such dates may extend beyond that date.

19. GOVERNING LAW

The Plan and all determinations made and actions taken pursuant hereto will be governed by and construed in accordance with the laws of the State of Delaware without regard to principles of conflict of laws.



Appendix B

GAAP to NON-GAAP Reconciliations

ANNUAL CASH INCENTIVE PLAN

The tables below present computations of financial metrics, which exclude certain items that are included in the financial results presented in accordance with GAAP. The non-GAAP financial metrics utilized for the Annual Cash Incentive Plan include the following: adjusted net income available to common shareholders - annual cash incentive plan (non-GAAP) and adjusted non-interest expense (non-GAAP), adjusted non-interest income (non-GAAP), and adjusted total revenue (non-GAAP) to arrive at the adjusted efficiency ratio - annual cash incentive plan (non-GAAP). The adjustments made to arrive at these adjusted financial metrics are included in our financial results presented in accordance with GAAP and represent the amounts recognized in such financial results but excluded for purposes of measuring operating results in respect of the 2024 targets for the Annual Cash Incentive Plan.

Regions believes that excluding certain items provides a meaningful base for analyzing the operating results of the Company and predicting future performance, because management does not consider the activities related to the adjustments to be indications of ongoing operations. These non-GAAP financial measures are used by management and the CHR Committee to assess the performance of Regions' business.

Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied, and are not audited. Although these non-GAAP financial measures are frequently used by stakeholders in the evaluation of a company, they have limitations as analytical tools and should not be considered in isolation or as a substitute for analyses of results as reported under GAAP. In particular, a measure of earnings that excludes these selected items does not represent the amount that effectively accrues directly to shareholders.

Adjusted Net Income Available to Common Shareholders - Annual Cash Incentive Plan (Non-GAAP)

(Unaudited)	Year Ended December 31, 2024 ($)(millions)
Net income available to common shareholders (GAAP)	1,774
Adjustments, net of tax[(1)]:	
Net charge-offs (over)/under provision [(2)]	22
Preferred stock redemption expense [(3)]	15
Securities losses	156
FDIC insurance special assessment	12
Salaries and employee benefits—severance charges	23
Branch consolidation, property and equipment charges	3
Professional, legal and regulatory expenses	2
Other miscellaneous expenses [(4)]	(32)
Adjusted net income available to common shareholders - annual cash incentive plan (non-GAAP)	**1,975**

(1) Calculated by applying the Company's effective tax rate of 25% to the adjustments for annual cash incentive plan purposes (non-GAAP).

(2) For the purposes of annual cash incentive plan performance evaluation, the Company utilizes net charge-offs in place of provision.

(3) The Company redeemed its Series B preferred stock in 2024 which included issuance costs. These amounts were not taxable.

(4) The adjustment for other miscellaneous expenses is for a contingent reserve release related to a prior acquisition and included a non-taxable component.

Adjusted Efficiency Ratio - Annual Cash Incentive Plan (Non-GAAP)

(Unaudited)			Year Ended December 31, 2024 ($)(millions)
Non-interest expense (GAAP)	A	$	4,242
Adjustments:			
FDIC insurance special assessment			(16)
Branch consolidation, property and equipment charges			(3)
Salaries and employee benefits—severance charges			(30)
Other miscellaneous expenses			37
Professional, legal and regulatory expenses			(3)
Adjusted non-interest expense (non-GAAP)	B	$	4,227
Net interest income (GAAP)	C	$	4,818
Taxable-equivalent adjustment (GAAP)			50
Net interest income, taxable-equivalent basis (GAAP)	D	$	4,868
Non-interest income (GAAP)	E	$	2,265
Adjustments:			
Securities (gains) losses, net			208
Adjusted non-interest income (non-GAAP)	F	$	2,473
Total revenue (GAAP)	C+E=G	$	7,083
Adjusted total revenue (non-GAAP)	C+F=H	$	7,291
Total revenue, taxable-equivalent basis (GAAP)	D+E=I	$	7,133
Adjusted total revenue, taxable-equivalent basis (non-GAAP)	D+F=J	$	7,341
Efficiency ratio (GAAP)	A/I		59.5 %
Adjusted efficiency ratio - annual cash incentive plan (non-GAAP)	**B/J**		**57.6 %**



Appendix C

GAAP to NON-GAAP Reconciliations

LONG TERM INCENTIVE PLAN

The tables below present computations of financial metrics, which exclude certain items that are included in the financial results presented in accordance with GAAP. The non-GAAP financial metric utilized for the Long Term Incentive Plan (LTIP) is the adjusted return on average tangible common equity-long term incentive plan (“Adjusted ROATCE (ex. AOCI) - LTIP”) (non-GAAP). Other adjusted financial measures used in the computation of the non-GAAP financial metric include: adjusted net income available to common shareholders - LTIP (non-GAAP), adjusted ROATCE excluding AOCI (non-GAAP), and adjusted dilutive EPS (non-GAAP). The adjustments made to arrive at these adjusted financial metrics and measures are included in our financial results presented in accordance with GAAP and represent the amounts recognized in such financial results but excluded for purposes of measuring operating results in respect of the 2024 target for the LTIP.

Regions believes that excluding certain items provides a meaningful base for analyzing the operating results of the Company and predicting future performance, because management does not consider the activities related to the adjustments to be indications of ongoing operations. These non-GAAP financial measures are used by management and the CHR Committee to assess the performance of Regions’ business.

Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied, and are not audited. Although these non-GAAP financial measures are frequently used by stakeholders in the evaluation of a company, they have limitations as analytical tools and should not be considered in isolation or as a substitute for analyses of results as reported under GAAP. In particular, a measure of earnings that excludes these selected items does not represent the amount that effectively accrues directly to shareholders.

Adjusted ROATCE (ex. AOCI) - LTIP (Non-GAAP)

(Unaudited)		Year Ended December 31 2024	2023	2022 ($)(millions)	2021	2020
Net income available to common shareholders (GAAP)	A	1,774	1,976	2,146	2,400	991
Adjustments, net of tax[1]:						
Replace provision for (benefit from) credit losses with net charge-offs, net of tax, adjusted [2][3]		(22)	(137)	(76)	546	(614)
Preferred stock redemption expense [4]		15	—	—	13	—
Leverage lease termination gain, net		—	(1)	(1)	(2)	(2)
Insurance Proceeds		—	—	(38)	—	—
Gain on equity investment		—	—	—	(2)	(37)
Bank owned life insurance [5]		—	—	—	(18)	(25)
Securities (gains) losses		156	4	1	(2)	(3)
FDIC insurance special assessment		12	89	—	—	—
Salaries and employee benefits—severance charges		23	23	—	5	23
Branch consolidation, property and equipment charges		3	5	2	4	23
Professional, legal and regulatory expenses [6]		2	1	145	12	5
Early extinguishment of Debt		—	(3)	—	15	17
Contributions to the Regions Foundation		—	—	—	3	8
Acquisition expenses		—	—	—	—	1
Other miscellaneous expenses [7]		(32)	—	—	—	—
Net provision expense (benefit) from sale of consumer loans [3]		—	6	(23)	—	—
Adjusted net income available to common shareholders-LTIP (non-GAAP)	B	1,975	2,237	2,308	1,882	1,615
Average shareholders' equity (GAAP)		17,484	16,522	16,503	18,201	17,382
Less:						
Average intangible assets (GAAP)		5,920	5,960	6,023	5,435	5,239
Average deferred tax liability related to intangibles (GAAP)		(117)	(106)	(103)	(99)	(99)
Average preferred stock (GAAP)		1,693	1,659	1,659	1,658	1,509
Average tangible common shareholders' equity (non-GAAP)	C	9,988	9,009	8,924	11,207	10,733
Less: Average AOCI		(2,906)	(3,410)	(2,021)	705	1,256
Average tangible common shareholders' equity excluding AOCI (non-GAAP)	D	12,894	12,419	10,945	10,502	9,477
ROATCE (non-GAAP)	A/C	17.77 %	21.93 %	24.05 %	21.42 %	9.23 %
Adjusted ROATCE (ex. AOCI) - LTIP (non-GAAP)	**B/D**	**15.31 %**	**18.01 %**	**21.09 %**	**17.92 %**	**17.04 %**

(1) Calculated by applying the Company's effective tax rate of 25% to adjusted income before tax for annual cash incentive plan purposes (non-GAAP).

(2) In the calculation of net income for LTIP purposes, net charge-offs of $458 million, $397 million, $263 million, $204 million and $512 million for the years ended December 31, 2024, 2023, 2022, 2021 and 2020, respectively were utilized compared to provision expense of $487 million, $553 million, and $271 million in 2023 and 2022, provision benefit of $524 million in 2021, and provision expense of $1.3 billion in 2020. In 2023 and 2022, the utilization of charge-offs also includes the impact of adjusted items in footnote 3. The impact of the replacement was calculated by applying the Company's effective tax rate of 25%.

(3) In 2023 the Company sold a portfolio of consumer unsecured loans with an associated allowance of $27 million at the time of the sale. In conjunction with the sale, there was a $35 million fair value mark recorded through charge-offs, which resulted in a net provision expense of $8 million. In 2022 the Company sold a portfolio of consumer loans with an associated allowance of $94 million at the time of sale. At the time of sale, there was a $63 million fair value mark recorded through charge-offs, which resulted in a net provision benefit of $31 million.

(4) The Company redeemed its Series B preferred stock in 2024 and its Series A preferred stock in 2021, both of which included issuance costs. These amounts were not taxable.

(5) Adjustments for bank owned life insurance are not taxable.

(6) The professional, legal and regulatory expense in 2022 included a non-taxable component.

(7) The adjustment for other miscellaneous expenses is for a contingent reserve release related to a prior acquisition and included a non-taxable component.

Adjusted EPS - LTIP (Non-GAAP)

		Year Ended December 31			
(Unaudited)		2024	2023 ($)(millions)	2022	2021
Net income available to common shareholders (GAAP)	A	1,774	1,976	2,146	2,400
Adjustments, net of tax[1]:					
Adjusted net charge-offs (over)/under provision [2][3]		22	137	76	(546)
Preferred stock redemption expense [4]		15	—	—	13
Leveraged lease termination gain, net		—	(1)	(1)	(2)
Insurance proceeds		—	—	(38)	—
Gain on equity investment		—	—	—	(2)
Bank owned life insurance [5]		—	—	—	(18)
Securities (gains) losses		156	4	1	(2)
FDIC insurance special assessment		12	89	—	—
Salaries and employee benefits—severance charges		23	23	—	5
Branch consolidation, property and equipment charges		3	5	2	4
Professional, legal and regulatory expenses [6]		2	1	145	12
Early extinguishment of debt		—	(3)	—	15
Contributions to the Regions Foundation		—	—	—	3
Acquisition expenses		—	—	—	—
Other miscellaneous expenses [7]		(32)	—	—	—
Net provision (expense) benefit from sale of consumer loans [3]		—	6	(23)	—
Adjusted net income available to common shareholders-LTIP (non-GAAP)	B	1,975	2,237	2,308	1,882
Weighted-average dilutive shares	C	918	938	942	963
Diluted EPS (GAAP)	A/C	1.93	2.11	2.28	2.49
Adjusted Diluted EPS (Non-GAAP)	B/C	$ 2.15	$ 2.38	$ 2.45	$ 1.95

(1) Calculated by applying the Company's effective tax rate of 25% to the adjustments for annual cash incentive plan purposes (non-GAAP).

(2) For the purposes of the LTIP adjusted EPS cumulative CAGR performance evaluation, the Company utilizes net charge-offs in place of provision which is adjusted for items discussed in footnote 3.

(3) In 2023 the Company sold a portfolio of consumer unsecured loans with an associated allowance of $27 million at the time of the sale. In conjunction with the sale, there was a $35 million fair value mark recorded through charge-offs, which resulted in a net provision expense of $8 million. In 2022 the Company sold a portfolio of consumer loans with an associated allowance of $94 million at the time of sale. At the time of sale, there was a $63 million fair value mark recorded through charge-offs, which resulted in a net provision benefit of $31 million.

(4) The Company redeemed its Series B preferred stock in 2024 and its Series A preferred stock in 2021, both of which included issuance costs. These amounts were not taxable.

(5) Adjustments for bank owned life insurance are not taxable.

(6) The professional, legal and regulatory expense in 2022 included a non-taxable component.

(7) The adjustment for other miscellaneous expenses is for a contingent reserve release related to a prior acquisition and included a non-taxable component.


Regions



REGIONS FINANCIAL CORPORATION
ATTN: INVESTOR RELATIONS
1900 5TH AVENUE NORTH
BIRMINGHAM, AL 35203


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REGIONS FINANCIAL CORPORATION

The Board of Directors recommends you vote FOR the following proposal:

Proposal 1. Election of Directors.

Nominees:	**For**	**Against**	**Abstain**
1a. Mark A. Crosswhite	☐	☐	☐
1b. Noopur Davis	☐	☐	☐
1c. Zhanna Golodryga	☐	☐	☐
1d. J. Thomas Hill	☐	☐	☐
1e. Roger W. Jenkins	☐	☐	☐
1f. Joia M. Johnson	☐	☐	☐
1g. Ruth Ann Marshall	☐	☐	☐
1h. James T. Prokopanko	☐	☐	☐
1i. Alison S. Rand	☐	☐	☐
1j. William C. Rhodes, III	☐	☐	☐
1k. Lee J. Styslinger III	☐	☐	☐
1l. José S. Suquet	☐	☐	☐
1m. John M. Turner, Jr.	☐	☐	☐
1n. Timothy Vines	☐	☐	☐

The Board of Directors recommends you vote FOR the following proposals:	**For**	**Against**	**Abstain**
Proposal 2. Ratification of Appointment of Ernst & Young LLP as the Independent Registered Public Accounting Firm for 2025.	☐	☐	☐
Proposal 3. Advisory Vote to Approve Regions' Executive Compensation.	☐	☐	☐
Proposal 4. Regions Financial Corporation 2025 Long Term Incentive Plan.	☐	☐	☐

The Board of Directors is making no recommendation on the following proposal:	**For**	**Against**	**Abstain**
Proposal 5. Shareholder Proposal Relating to Simple Majority Vote.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

REGIONS FINANCIAL CORPORATION

Annual Meeting of Shareholders
April 16, 2025
9:00 A.M. Central Time
www.virtualshareholdermeeting.com/RF2025

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement, Annual Report on Form 10-K, and CEO's Letter are available at www.proxyvote.com.

V62596-P24485

PROXY CARD

REGIONS FINANCIAL CORPORATION

This proxy is solicited by the Board of Directors for the Annual Meeting of Shareholders on April 16, 2025 at 9:00 A.M. Central Time

The undersigned hereby appoints Tara A. Plimpton and Andrew S. Nix, and each of them, as proxies with full power of substitution, to represent and vote all of the shares of common stock of Regions Financial Corporation held of record by the undersigned at the Annual Meeting of Shareholders to be held on Wednesday, April 16, 2025, and at any adjournments or postponements thereof. **This proxy, when properly executed, will be voted in the manner directed herein. If you sign and return this proxy but do not give any directions, then the proxy will vote FOR Proposal 1, Election of all Director Nominees; FOR Proposal 2, Ratification of Appointment of Ernst & Young LLP as the Independent Registered Public Accounting Firm for 2025; FOR Proposal 3, Advisory Vote to Approve Regions' Executive Compensation; FOR Proposal 4, Regions Financial Corporation 2025 Long Term Incentive Plan; and ABSTAIN on Proposal 5, Shareholder Proposal Relating to Simple Majority Vote.** The proxies, in their discretion, are further authorized to vote (i) for the election of a person to the Board of Directors, if any nominee named herein becomes unable or unwilling to serve, and (ii) on any other matter that may properly come before the meeting.

(Continued and to be signed on reverse side)